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EXHIBIT 12.1

A copy of this preliminary prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada but has not yet become final for the purpose of the distribution of securities. Information contained in this preliminary prospectus may not be complete and may have to be amended. The securities may not be distributed until a receipt for the prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

PRELIMINARY PROSPECTUS

Initial Public Distribution	July 8, 2003

MI Developments Inc.

Class A Subordinate Voting Shares and Class B Shares

This prospectus qualifies the distribution of the Class A Subordinate Voting Shares and Class B Shares of MI Developments Inc. (or MID) pursuant to a planned reorganization of Magna International Inc. (or Magna), which is referred to in this prospectus as the spin-off transactions. This prospectus is also being filed with the United States Securities and Exchange Commission as an exhibit to MID's registration statement on Form 20-F under the U.S. Securities Exchange Act of 1934. Since no securities are being sold pursuant to this prospectus, no proceeds will be raised. All expenses in connection with the preparation and filing of this prospectus will be paid by Magna from its general funds.

MID is a real estate operating company engaged in the ownership, development, management, leasing, acquisition and expansion of industrial and commercial real estate properties located in Canada, Europe, the United States and Mexico. Virtually all our income-producing properties are under long-term leases to Magna and its subsidiaries. We also hold a controlling investment in Magna Entertainment Corp., a publicly traded company which is North America's number one owner and operator of horse racetracks, based on revenues.

Our share capital structure proportionately replicates that of Magna in order to preserve the relative ownership rights of Magna shareholders prior to the spin-off transactions. Accordingly, we have two classes of shares outstanding — Class A Subordinate Voting Shares and Class B Shares. Holders of our Class A Subordinate Voting Shares are entitled to one vote per share and holders of our Class B Shares are entitled to 500 votes per share. All holders of our shares vote together as a single class, except where separate class votes are required by law or by our articles of amalgamation, and otherwise have substantially the same economic rights. See "Description of Our Share Capital".

The spin-off transactions have been recommended by a special committee of independent directors of, and approved by, the Board of Directors of Magna and are subject to the approval of Magna shareholders at a special meeting scheduled for August 19, 2003. If the spin-off transactions are approved, Magna will distribute to its shareholders by way of a return of capital one of our Class A Subordinate Voting Shares for every two Magna Class A Subordinate Voting Shares held by them and one of our Class B Shares for every two Magna Class B Shares held by them. See "The Spin-Off Transactions".

Immediately following the completion of the spin-off transactions, the Stronach Trust will own approximately 66.3% of our Class B Shares, carrying approximately 56.5% of the total votes attached to all our outstanding shares, and will therefore be able to elect all our directors and control our operations. See "Principal Shareholders". The holders of the Class A Subordinate Voting Shares will be entitled to certain conversion (or coat-tail) rights in the event of specified transactions that would otherwise have the effect of depriving the holders of the Class A Subordinate Voting Shares of rights under applicable provincial takeover bid legislation to which they would have been entitled if our Class A Subordinate Voting Shares and Class B Shares were a single class of shares. See "Description of Our Share Capital — Takeover Protection".

There are risks inherent in our business and operations that may adversely affect the value of our shares. See "Risk Factors".

We have applied to list (1) our Class A Subordinate Voting Shares and our Class B Shares on the Toronto Stock Exchange and (2) our Class A Subordinate Voting Shares on the New York Stock Exchange. Listing will be subject to our fulfilling all the listing requirements of such stock exchanges.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

        We are incorporated under the Business Corporations Act (Ontario). Substantially all our directors, controlling persons, officers and experts named in this prospectus are residents of Canada or other jurisdictions outside of the United States and all or a substantial portion of their assets and our assets are located outside the United States. It may be difficult for U.S. shareholders to effect service within the United States upon those persons who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon the civil liability provisions of the United States federal securities laws. We have been advised by Osler, Hoskin & Harcourt LLP, our Canadian counsel, that, in their opinion, there is doubt as to the enforceability in Canada against us or against our directors, controlling persons, officers and experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated solely upon United States federal securities laws.

CURRENCY AND EXCHANGE RATE INFORMATION

        In this prospectus, unless otherwise indicated, all dollar amounts are expressed in U.S. dollars (U.S.$ or $). We publish our financial statements in U.S. dollars rather than Canadian dollars. The following table sets forth, for each period indicated, the high and low exchange rates for U.S. dollars expressed in Canadian dollars (Cdn.$), the average of those exchange rates on the last business day of each month during that period and the exchange rate at the end of that period, based on the noon rate in U.S. dollars as quoted by the Bank of Canada (the Noon Rate). Such rates are set forth as Canadian dollars per U.S.$1.00.

	Three Months Ended
		Years Ended December 31,
	March 31, 2003
		2002	2001	2000
	(Cdn.$)	(Cdn.$)	(Cdn.$)	(Cdn.$)
High	1.57	1.61	1.60	1.56
Low	1.47	1.51	1.49	1.43
Average(1)	1.51	1.57	1.55	1.49
Period End	1.47	1.58	1.59	1.50

(1)
The average of the daily Noon Rates during each of the above periods.

        On July 7, 2003, the Noon Rate was Cdn.$1.35 per U.S.$1.00.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the information contained in this prospectus may contain "forward-looking statements". Forward-looking statements may include, among others, statements regarding our future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing, including those described under "Our Real Estate Business Strategy", "Our Real Estate Business", "Management's Discussion and Analysis of Annual Results of Operations and Financial Condition" and "Management's Discussion and Analysis of First Quarter Results of Operations and Financial Condition". In this prospectus we use words such as "may", "would", "could", "will", "likely", "believe", "expect", "anticipate", "intend", "plan", "forecast", "project", "estimate" and similar words to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management's good faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. These risks and uncertainties include, but are not limited to, those described under the heading "Risk Factors", and could cause actual events or results to differ materially from those projected in any forward-looking statements. We do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this prospectus to reflect subsequent information, events or circumstances or otherwise.

SUMMARY

        This summary highlights the principal features of this distribution of securities and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus.

        In this prospectus, unless the context otherwise requires, when we use the terms "we", "us" and "our", we are referring to MI Developments Inc. and its predecessors and subsidiaries (other than Magna Entertainment Corp. and its subsidiaries) following completion of the transactions described below under "The Spin-Off Transactions". When we use the term "MEC", we are referring to Magna Entertainment Corp. and its subsidiaries unless the context otherwise requires. When we use the terms "our real estate business", "our properties", "our income-producing properties", "our real estate assets" or similar expressions, we are referring to the real estate business, properties and assets owned by us, but we are not including the business, real estate properties and assets of MEC and its subsidiaries, unless the context otherwise requires. When we use the term "Magna", we are referring to Magna International Inc. When we use the term the "Magna group", unless the context otherwise requires, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities other than ourselves and MEC. We publish our financial statements in U.S. dollars. In this prospectus, we refer to United States dollars as "dollars", "$", "U.S.$" or "U.S. dollars", we refer to Canadian dollars as "Cdn.$" or "Cdn. dollars", we refer to euros as "EUR" and we refer to British pounds sterling as "£" or "GBP".

Our Company

        We are a real estate operating company engaged in the ownership, development, management, leasing, expansion and acquisition of income-producing industrial and commercial real estate properties. We also hold a controlling investment in Magna Entertainment Corp., a publicly traded company. While we view ourselves as a real estate business that also holds a strategic investment in MEC, our investment in MEC represented 53% of our combined assets at March 31, 2003 and 86% of our combined 2002 revenue, and materially affects our combined net income.

Our Real Estate Business

        We are the successor to Magna's real estate division, which was reorganized as an autonomous business unit within Magna between August 1998 and January 1999. Our real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale. Income-producing properties are properties leased by way of operating leases or direct financing leases (also referred to as a capital leases). All direct financing leases have been reclassified as operating leases effective January 1, 2003.

        Our income-producing property portfolio includes 106 industrial and commercial properties located in Canada, the United States, Mexico and Europe, representing approximately 24.4 million square feet of leaseable area with an aggregate net book value of $978.0 million at March 31, 2003. This portfolio represents approximately 92% of the net book value of our real estate assets. See "Our Real Estate Business — Description of Our Income-Producing Property Portfolio". Members of the Magna group are our primary tenants and currently provide in excess of 99% of the annual real estate revenue generated by our income-producing properties. We expect to develop or acquire additional income-producing properties in the future, some of which may be leased by parties other than the Magna group. See "Our Real Estate Business Strategy".

        For a description of our non-income producing properties, see "Our Real Estate Business — Description of Properties Under Development" and "— Description of Properties Held for Development or for Sale".

        The following charts show the relative values, on a net book value basis, of our real estate assets as at March 31, 2003 by type of property and geographic region:

Net Book Value by Property Type and Geographic Region
(as at March 31, 2003)

Our Real Estate Business Strategy

        The primary objective of our real estate business is to increase cash flow from operations, net income and the value of our real estate assets in order to maximize the return on our shareholders' equity over the long term. We intend to use our local market expertise, cost controls and long-established relationships with the Magna group to expand our existing real estate portfolio of industrial and commercial properties. The elements of our real estate business strategy are:

        Focus on Industrial Real Estate:    Approximately 90% of our annualized lease payments are derived from single tenant industrial properties leased to members of the Magna group, while most of the remaining 10% is derived from commercial properties leased to that same group of tenants. Although our future development and acquisition strategy will likely involve broadening our real estate holdings to include additional commercial real estate, we expect our property portfolio to continue to be comprised primarily of industrial properties.

        Focus on Existing Geographic Markets with Established Local Expertise:    Our geographic expansion to date has been driven by the growth of the Magna group. The majority of our existing portfolio of income-producing properties is located in Canada, the United States, Mexico, Austria and Germany. Our strategy is to expand our business in these geographic areas to leverage our current resources and local market expertise.

        Focus on Growth:    We expect to derive our future real estate revenue growth from three principal sources: (1) our existing real estate portfolio; (2) our property development business; and (3) our acquisition of additional industrial and commercial properties, both from the Magna group (typically following a business acquisition) and from third parties.

  •
  Existing Real Estate Portfolio:  Our strategy is to increase the cash flow generated from our existing income-producing properties through contractual rent increases provided for in our leases and by renewing or replacing expiring leases with new leases at competitive rental rates. Our existing leases provide for periodic rent escalations based either on fixed rate step increases or on the basis of an increase in the consumer price index (subject to certain caps). Our portfolio generally has built-in renewal options tied either to market rental rates or to inflation (limited in the latter case to an increase of 10% over the expiry year's rent).

  •
  Property Development:  Our property development business strategy focuses on:

  (i)
  Property development for the Magna group: We expect that our historic and continuing landlord-tenant relationship with the Magna group will continue to be a basis for growth for the foreseeable future. The developments we undertake on behalf of the Magna group can be characterized as "build-to-suit" projects, as the contractual arrangements with the tenant are established prior to commencing construction. We use our local market knowledge in our principal markets to complete site and building approvals, design the project, achieve competitive pricing and meet the tenant's stringent timing requirements. We believe that we have a significant advantage in securing new development projects from the Magna group.

    (ii)
    Expansion, upgrade or reconfiguration opportunities: Within our existing property portfolio we expect to have ongoing opportunities with our existing tenants with respect to expansion, upgrade and reconfiguration projects on our properties, which have been a dependable and stable source of growth for us in the past.

    (iii)
    Other development opportunities: Although no such opportunities have been considered to date, as a separate public company, we will seek to use our experience gained through our dealings with the Magna group to selectively assess industrial, commercial and other property development opportunities that may arise with other parties, which may include MEC, either alone or on a joint venture basis.

  •
  Acquisitions of Additional Properties:  We will actively seek to acquire properties to grow our property portfolio:

  (i)
  Acquisitions from the Magna group: We will continue to seek to acquire industrial and commercial properties from the Magna group which we will lease back to members of the Magna group on a long-term basis. Examples of these acquisitions and leasebacks include certain real estate properties that were part of Magna's acquisitions of Donnelly Corporation and the Eurostar facility in 2002, which in the aggregate added approximately $100 million to the net book value of our real estate properties.

  (ii)
  Acquisitions from third parties: We will selectively acquire industrial, commercial or mixed-use properties, individually or on a portfolio basis, where initial yields are attractive or can be improved through leasing existing vacancies, increasing rental rates, undertaking property expansion, upgrade or reconfiguration projects or disposing of surplus assets.

  (iii)
  Acquisitions of land: We will selectively acquire land holdings when strategic opportunities arise.

        Capitalize on Our Competitive Advantages:    We believe that our real estate business has a number of advantages relative to our competitors, including:

  •
  we are well positioned to receive future development business from the Magna group, based on our successful track record and our long history of property development for the Magna group on a global basis;

  •
  we have a large, geographically diversified portfolio of properties that provides significant opportunities for expansion and income growth;

  •
  we have a strong balance sheet with substantially less leverage than the industry norm, which provides us with the financial flexibility to pursue attractive business and strategic opportunities;

  •
  we have considerable experience in on-time, on-budget land and property development across numerous geographic markets;

  •
  we have standard construction documents for use in all jurisdictions in which we carry on business, as well as detailed specifications and cost control measures which enable us to compress project timelines and improve returns; and

  •
  we have an experienced management team and support staff familiar with the building and infrastructure requirements of our automotive tenants.

Description of Our Income-Producing Property Portfolio

        Our income-producing property portfolio is comprised of 106 properties located in North America and Europe representing, in the aggregate, approximately 24.4 million square feet of leaseable area, all of which are leased either by way of operating leases or direct financing leases (also referred to as capital leases). Our income-producing properties consist of heavy industrial manufacturing facilities, light industrial properties, corporate offices, product development and engineering centres and test facilities. The aggregate net book value of our income-producing properties at March 31, 2003 was $978.0 million.

        Our annualized lease payments are $110.0 million, representing a return of 11.2% on the net book value of our income-producing property portfolio as at March 31, 2003. When we use the term annualized lease payments in this prospectus, we mean the lease payments for April 2003, multiplied by twelve. Rents denominated in foreign currencies have been converted to U.S. dollars based on exchange rates in effect at March 31, 2003. These amounts do not conform to revenue recognition policies under Canadian generally accepted accounting principles. We have used annualized lease payments rather than actual 2003 lease payments in this prospectus, because the forecast of such amounts for 2003 would be a prediction dependent on many factors, including currency fluctuations for the remainder of the year, results of ongoing negotiations with tenants concerning scheduled rent increases and possible rent adjustments, and additional acquisitions and dispositions of properties, which may or may not occur during the remainder of the year. See "Management's Discussion and Analysis of Annual Results of Operations and Financial Condition — Critical Accounting Policies — Lease Accounting and Revenue Recognition".

  Historical Growth of Our Income-Producing Property Portfolio

        The historical growth in our income-producing property portfolio, from 75 properties totalling approximately 12.4 million square feet in 1998 to 106 properties totalling approximately 24.4 million square feet of leaseable area at March 31, 2003, reflects the strong growth in the Magna group's business. The total leaseable area of our income-producing property portfolio has increased by approximately 11.2 million square feet (net of dispositions) between the end of 1998 and December 31, 2002, representing a four-year compound annual growth rate of 17.5%.

        The following chart shows the historical growth in total leaseable area (net of dispositions) and number of properties within our income-producing property portfolio.

Income-Producing Property Portfolio
Total Leaseable Area and Number of Properties

        The following chart shows our annual expenditures for developments and acquisitions for the three-year period ended December 31, 2002.

Annual Development and Acquisition Expenditures

(1)
Includes $25.0 million of properties acquired as part of Magna's acquisition of Donnelly Corporation which is not reflected in our 2002 combined statement of cash flows as the acquisition was accounted for as a non-cash contribution by Magna.

        Our average annual expenditures were approximately $110 million per year over the three-year period ended December 31, 2002, comprised of approximately $70 million per year in development expenditures and approximately $40 million per year in acquisitions. For the quarter ended March 31, 2003, our development and acquisition expenditures totalled $39.1 million. See "Management's Discussion and Analysis of Annual Results of Operations and Financial Condition" and "Management's Discussion and Analysis of First Quarter Results of Operations and Financial Condition" for a discussion of these expenditures.

  Schedule of Lease Expiries

        Leases expiring in the next five years represent no more than 2.0% of the leaseable area of our income-producing property portfolio in any particular year. Leases representing approximately 82% of our total leaseable area expire in 2013 or later. As of March 31, 2003, the weighted average remaining term to expiry based on leaseable area for our income-producing property portfolio was approximately 12 years.

        The following chart shows the percentage of leaseable area in any particular year that is represented by leases scheduled to expire in that year, disregarding renewal options.

Income-Producing Property Portfolio
Lease Expiry Schedule

  Geographic Diversification of Our Income-Producing Property Portfolio

        Our income-producing property portfolio consists of properties located in ten countries within North America and Europe. The following chart shows a breakdown of our $110.0 million of annualized lease payments by country. The bracketed symbols denote the currencies in which our leases are denominated.

Income-Producing Property Portfolio
Breakdown of Annualized Lease Payments by Country

  Tenant Mix

        Magna and its subsidiaries are the tenants of all but two of our income-producing properties. As at March 31, 2003, Magna and its wholly-owned subsidiaries and their respective operating units collectively represented approximately 71% of our annualized lease payments, while the publicly traded subsidiaries of Magna other than MEC (namely Intier, Decoma and Tesma) and their respective operating units collectively represented virtually all of the remaining 29%. The chart below sets out a breakdown of our annualized lease payments by Magna operating group.

Income-Producing Property Portfolio
Breakdown of Annualized Lease Payments by
Magna Operating Group

        The lease obligations of the tenant normally reside with non-public subsidiaries within the Magna group. Based on annualized lease payments, only 16.5% of our leases are with Magna itself, while an additional 9.2% are with or guaranteed by one of Intier, Decoma or Tesma. In the remaining cases, these publicly traded parent companies are neither parties to, nor guarantors of, the lease obligations of the Magna group tenant. As a general practice, we seek a guarantee of the tenant's obligations from a more senior member of the Magna group where appropriate. See "Description of Magna".

Business and Operations of Magna, our Principal Tenant

        Magna is the most diversified automotive supplier in the world and, together with its automotive affiliates, is the tenant of virtually all our income-producing properties. Magna is a public company, with its Class A Subordinate Voting Shares listed for trading on the New York Stock Exchange and the Toronto Stock Exchange and its Class B Shares listed for trading on the Toronto Stock Exchange. Our Chairman, Frank Stronach, is also the founder and Chairman of the Board of Directors of Magna and both we and Magna are controlled by the Stronach Trust. See "Principal Shareholders" and "Affiliate Relationships and Transactions — Relationship with Our Controlling Shareholder".

        Magna designs, engineers and manufactures a complete range of automotive components, assemblies, modules and systems, and engineers and assembles complete vehicles. Its products and services are sold primarily to manufacturers of cars and light trucks in North America, Europe, South America and Asia. Magna's consolidated gross revenues for the year ended December 31, 2002 were approximately $13 billion and its net income for the same period was approximately $554 million. Magna has a strong financial profile. As an investment grade issuer, Magna is currently rated 'A' with a stable outlook by Standard & Poor's and 'A' with a stable outlook by Dominion Bond Rating Service (DBRS). As at March 31, 2003, Magna employed approximately 72,000 automotive employees and operated 202 automotive manufacturing facilities and 45 product development and engineering centres, of which 136 are in North America, 96 are in Europe, 11 are in Asia and four are in South America. Magna's manufacturing, product development and engineering facilities are organized as autonomous operating divisions under one of six automotive systems groups, three of which are public companies (namely, Decoma, Intier and Tesma), in which Magna retains a significant equity stake and voting control, and three of which are wholly-owned (namely, Magna Steyr, Cosma and Magna Donnelly). See "Description of Magna".

Our Investment in MEC

        MEC is North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC has substantial real estate holdings in excess of that needed to support its operations, located primarily in the vicinity of its racetracks in the United States and Canada, totalling 314 acres with a net book value of $100.9 million as at March 31, 2003. See "Our Investment in Magna Entertainment Corp."

        Our investment in MEC consists of 58,466,056 shares of its Class B Stock and 4,362,328 shares of its Class A Subordinate Voting Stock, representing approximately 96% of the total voting power of its outstanding stock and approximately 59% of the total equity interests in MEC. The Class B Stock of MEC is entitled to 20 votes per share and is convertible into shares of MEC's Class A Subordinate Voting Stock on a one-for-one basis. MEC's Class A Subordinate Voting Stock trades on the Nasdaq National Market under the trading symbol "MECA" and on the Toronto Stock Exchange under the trading symbol "MEC.A". While there is currently no market for MEC's Class B Stock, based on the closing price of MEC's Class A Subordinate Voting Stock on the Nasdaq National Market on July 7, 2003, the current market trading value of our interest in MEC is approximately $304.7 million.

        MEC is a separate public company with its own board of directors (which includes a majority of outside directors) and management team. We view our shareholdings in MEC as a strategic investment that will potentially provide us with the opportunity to participate in co-developments or joint ventures should MEC pursue the development of excess lands around its racetracks or undertake other commercial real estate developments, and will also allow us to share in the future growth of MEC.

Dividend Policy

        Subject to applicable law, we expect to pay dividends on our Class A Subordinate Voting Shares and Class B Shares in accordance with a dividend policy to be determined by our Board of Directors from time to time. The dividend rate will be established by our Board having regard to our financial resources, cash requirements and other relevant factors. Until changed by our Board, we expect to pay dividends initially at the rate of $0.36 per share per annum, payable quarterly. The first quarterly dividend of $0.09 per share is expected to be paid in early 2004 in respect of the fourth quarter of 2003.

        Our dividend expectations are based on expected cash flows generated by our real estate business and on the assumptions that our tenants continue to make their scheduled rental payments under their leases and that our costs do not vary significantly from those that we have incurred in the past, as reflected in our financial statements. We believe these assumptions to be reasonable in light of our past experience and operating history, the creditworthiness of our various tenants and other obligors under the leases and our expectations of the costs we will incur as an independent company. However, we cannot assure you that we will actually pay dividends at the rates we expect. See "Risk Factors — Risks Related to Our Real Estate Business — We have no operating history as an independent operating company".

Summary Financial Information

        The following tables summarize our combined and unaudited pro forma financial and operating information as at the dates and for the periods indicated below.

        The unaudited pro forma financial information as at March 31, 2003, for the three-month periods ended March 31, 2003 and 2002 and for the year ended December 31, 2002 has been derived from, and should be read in conjunction with, our unaudited pro forma financial statements, including the notes thereto, contained elsewhere in this prospectus.

        The summary combined financial information as at December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002 has been derived from, and should be read in conjunction with, our combined financial statements, including the notes thereto, contained elsewhere in this prospectus.

        The summary unaudited combined financial information as at March 31, 2003 and for the three-month periods ended March 31, 2003 and 2002 has been derived from, and should be read in conjunction with, our unaudited combined financial statements, including the notes thereto, contained elsewhere in this prospectus.

Selected Income Statement Data (in thousands, except per share figures)(1)

	Three months ended March 31,
			Year ended December 31, 2002
	2003	2002
	(unaudited)		(unaudited)
Pro forma
Revenues	$303,049	$313,843	$811,071
Operating income	36,672	38,696	21,043
Net income	$18,646	$20,587	$24,605
Basic and diluted earnings per Class A Subordinate Voting Share or Class B Share	$0.39	$0.43	$0.51
	Three months ended March 31,		Years ended December 31,
	2003	2002	2002	2001	2000
	(unaudited)
Combined
Revenues	$296,673	$267,400	$626,433	$551,212	$441,730
Operating income	29,098	40,893	10,240	32,729	12,306
Net income	$11,305	$19,903	$10,550	$33,208	$17,113

Selected Balance Sheet Data (in thousands)(1)

	March 31, 2003
			December 31,
	Pro forma Consolidated
		Combined	2002 Combined	2001 Combined	2000 Combined
	(unaudited)				(unaudited)
Total assets	$2,600,850	$2,388,308	$2,317,101	$1,655,395	$1,560,374
Total debt(2)	397,190	222,025	256,491	92,615	84,967
Minority interest	318,914	308,861	299,712	141,546	118,629
Shareholders' equity or Magna's net investment(3)	$1,505,088	$1,513,523	$1,432,225	$1,171,080	$1,184,605

(1)
None of the items in the table are materially different under United States generally accepted accounting principles ("U.S. GAAP") for the periods referred to above, except as shown in the table below. The significant differences between Canadian and U.S. GAAP for balance sheet purposes relate to the presentation of the subordinated debentures under U.S. GAAP. On a pro forma basis as at March 31, 2003, the subordinated debentures under U.S. GAAP had the impact of decreasing total assets by $8.0 million (March 31, 2003 and December 31, 2002 — $2.8 million), increasing total debt by $15.0 million (March 31, 2003 and December 31, 2002 — $4.8 million) and decreasing minority interest by $14.6 million (March 31, 2003 and December 31, 2002 — $4.5 million). There were no differences between Canadian and U.S. GAAP that impacted the combined balance sheet as at December 31, 2001 or 2000.

        The significant differences between Canadian and U.S. GAAP operating income and net income are as follows:

(i)
U.S. GAAP net income for the year ended December 31, 2002 is lower by $5.3 million related to the elimination of the net gain on sale of real estate to Magna under U.S. GAAP.

(ii)
The remaining differences in U.S. GAAP operating income and net income for all periods below relate to reduced interest expense on the subordinated notes under U.S. GAAP.

        The above differences are explained in more detail in note 3 to our unaudited pro forma financial statements on pages F-13 through F-15; note 11 to our unaudited combined financial statements as at March 31, 2003 and for the three-month periods ended March 31, 2003 and 2002 on pages F-29 through F-31; and note 22 to the Company's combined financial statements as at December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002 on pages F-64 through F-66.

        Income Statement Data (in thousands, except per share figures)

	Three months ended March 31,
					Year ended December 31, 2002
	Pro forma Consolidated
			Combined
					Pro forma Consolidated
	2003	2002	2003	2002		Combined
	(unaudited)		(unaudited)		(unaudited)
Operating income	$37,163	$39,186	$29,297	$40,893	$22,605	$10,306
Net income	$18,886	$20,894	$11,375	$19,903	$21,332	$5,321
Basic and diluted earnings per Class A Subordinate Voting Share or Class B Share	$0.39	$0.44			$0.45

        Balance Sheet Data (in thousands)

		Combined
	Pro forma Consolidated March 31, 2003	March 31, 2003	December 31, 2002
	(unaudited)	(unaudited)
Total assets	$2,592,933	$2,385,641	$2,314,334
Total debt	412,184	226,966	261,332
Minority interest	300,124	300,108	290,978
Shareholders' equity or Magna's net investment	$1,508,123	$1,516,558	$1,435,128
(2)
Includes long-term debt, note obligations and bank indebtedness.

(3)
Magna's net investment includes both debt and equity investments, comprising our accumulated earnings, contributions by Magna less distributions to Magna, income taxes payable related to our unincorporated divisions and the currency translation adjustment.

Selected Real Estate Business Income Statement Data (in thousands)

	Three months ended March 31,
			Year ended December 31, 2002
	2003	2002
	(unaudited)		(unaudited)
Pro forma Income Statement
Revenues	$26,734	$21,375	$89,393
Operating costs and expenses:
General and administrative	2,036	1,526	7,635
Depreciation and amortization	7,209	6,428	27,410

Operating income	17,489	13,421	54,348
Gain on disposal of real estate	21	189	128

Income before income taxes	17,510	13,610	54,476
Income taxes	4,904	3,348	13,430

Net income	$12,606	$10,262	$41,046

Funds from operations(1)	$20,613	$17,113	$68,696

(1)
We measure and present funds from operations for our real estate business because it is a measure that is widely used by analysts and investors in evaluating the operating performance of real estate companies. However, funds from operations does not have any standardized meaning under Canadian or United States generally accepted accounting principles and therefore is unlikely to be comparable to similar measures presented by other companies.

        Our real estate business' funds from operations is based on information prepared in accordance with Canadian generally accepted accounting principles as follows:

	Three months ended March 31,
			Year ended December 31, 2002
	2003	2002
	(unaudited)		(unaudited)
Net income	$12,606	$10,262	$41,046
Add back (deduct) non-cash items:
Depreciation and amortization	7,209	6,428	27,410
Future income taxes	1,685	1,257	3,812
Straight-line rent adjustment	(866)	(645)	(3,444)
Gains on disposals of real estate	(21)	(189)	(128)

Funds from operations	$20,613	$17,113	$68,696

Selected Real Estate Business Income Statement Data (continued)

	Three months ended March 31,		Years ended December 31,
	2003	2002	2002	2001	2000
	(unaudited)
Income Statement
Revenues	$26,558	$19,238	$86,103	$72,751	$65,797
Operating costs and expenses:
General and administrative	1,705	1,173	6,577	6,657	10,581
Depreciation and amortization	7,173	2,388	11,194	10,541	9,725
Interest expense, net	10,501	6,087	32,862	25,208	27,764

Operating income	7,179	9,590	35,470	30,345	17,727
Gain on disposal of real estate	21	189	128	8,090	3,600

Income before income taxes	7,200	9,779	35,598	38,435	21,327
Income taxes	3,130	3,789	13,759	9,103	6,248

Net income	$4,070	$5,990	$21,839	$29,332	$15,079

Funds from operations(1)	$12,041	$9,287	$35,105	$28,260	$18,548

(1)
Our real estate business' funds from operations is based on information prepared in accordance with Canadian generally accepted accounting principles as follows:

	Three months ended March 31,		Years ended December 31,
	2003	2002	2002	2001	2000
	(unaudited)
Net income	$4,070	$5,990	$21,839	$29,332	$15,079
Add back (deduct) non-cash items:
Depreciation and amortization	7,173	2,388	11,194	10,541	9,725
Future income taxes	1,685	2,221	9,246	(444)	49
Straight-line rent adjustment	(866)	(645)	(3,444)	(2,381)	(2,108)
Income from direct financing leases in excess of payments	—	(683)	(4,619)	(1,525)	(1,204)
Repayment of direct financing leases	—	205	1,017	827	607
Gains on disposals of real estate	(21)	(189)	(128)	(8,090)	(3,600)

Funds from operations	$12,041	$9,287	$35,105	$28,260	$18,548

Selected Real Estate Business Balance Sheet Data (in thousands)

			December 31,
	Pro forma March 31, 2003	March 31, 2003
			2002	2001	2000
	(unaudited)				(unaudited)
Real Estate Properties:
Under operating leases	$978,037	$978,037	$515,595	$408,280	$398,064
Development properties	82,916	82,916	106,838	79,939	89,591
Properties held for sale	4,080	4,080	5,121	855	—

Total real estate properties	1,065,033	1,065,033	627,554	489,074	487,655
Direct financing leases	—	—	387,024	282,748	268,229
All other assets	39,187	47,622	42,951	25,800	23,451

Total assets	$1,104,220	$1,112,655	$1,057,529	$797,622	$779,335

Total debt	$6,594	$6,594	$6,774	$6,714	$1,261
Magna's net investment(1)	$1,065,602	$1,074,037	$1,005,204	$744,772	$761,446

(1)
Magna's net investment includes both debt and equity investments, comprising our accumulated earnings, contributions by Magna less distributions to Magna, income taxes payable related to our unincorporated divisions and the currency translation adjustment.

Selected MEC Income Statement Data (in thousands)

	Three months ended March 31,
			Year ended December 31, 2002
	2003	2002
	(unaudited)		(unaudited)
Pro forma Income Statement
Revenues	$276,315	$292,468	$721,678
Operating income (loss)	19,183	25,275	(33,305)
Net income (loss)	$10,493	$13,815	$(13,972)
	Three months ended March 31,		Years ended December 31,
	2003	2002	2002	2001	2000
	(unaudited)
Income Statement
Revenues	$270,115	$248,162	$540,330	$478,461	$375,933
Operating income (loss)	21,919	31,303	(25,230)	2,384	(5,421)
Net income (loss)	$12,531	$18,615	$(5,857)	$13,464	$441

Selected MEC Balance Sheet Data (in thousands)

			December 31,
	Pro forma March 31, 2003	March 31, 2003
			2002	2001	2000
	(unaudited)				(unaudited)
Total assets	$1,496,630	$1,275,653	$1,259,572	$857,773	$781,039
Total debt	390,596	215,431	249,717	85,901	83,706
Magna's net investment(1)	$758,400	$748,347	$726,733	$567,854	$541,788

(1)
Magna's net investment represents the shareholders' equity of MEC, prepared in accordance with Canadian generally accepted accounting principles, and is presented before deduction of minority interest.

The Spin-Off Transactions

        Subject to the approval of Magna shareholders, Magna will distribute to its shareholders by way of a return of capital one of our Class A Subordinate Voting Shares for every two Magna Class A Subordinate Voting Shares held by them and one of our Class B Shares for every two Magna Class B Shares held by them. A special meeting of the Magna shareholders to consider the spin-off transactions is scheduled for August 19, 2003. See "The Spin-Off Transactions". The following is a brief description of the principal terms of the distributions.

Distributing Company:	Magna will distribute to its shareholders all our outstanding Class A Subordinate Voting Shares and Class B Shares.
Distribution Ratios:
Magna shareholders will receive one of our Class A Subordinate Voting Shares for every two Magna Class A Subordinate Voting Shares held of record and one of our Class B Shares for every two Magna Class B Shares held of record, in each case, as of the close of business on the record date. No fractional shares will be issued and Magna shareholders will receive cash equal to the fair market value of any fractional shares to which they would otherwise be entitled. Magna has advised that it currently intends to determine the fair market value of our shares for this purpose on the basis of the weighted-average trading price for our shares on the Toronto Stock Exchange for the five days of trading in the "if, as and when issued" market immediately prior to and including the record date for the distributions.
Record Date:	The record date for the distributions will be set following the approval of the spin-off transactions by the Magna shareholders and is expected to be the close of business on or about August 29, 2003.
Delivery Date:
The delivery of our Class A Subordinate Voting Shares and of our Class B Shares to Magna shareholders of record as at the close of business on the record date will occur as soon as reasonably practicable following the record date.
Trading Market:
There has been no market for our Class A Subordinate Voting Shares or Class B Shares. We have applied to list our Class A Subordinate Voting Shares and our Class B Shares on the Toronto Stock Exchange and our Class A Subordinate Voting Shares on the New York Stock Exchange. Listing will be subject to our fulfilling all the listing requirements of those stock exchanges.
Certain Income Tax Considerations:	You should carefully read the information under the headings "Material Canadian Federal Income Tax Considerations" and "Material United States Federal Income Tax Considerations".

Risk Factors

        You should carefully consider the matters discussed under the heading "Risk Factors" beginning on page 18 of this prospectus. The risk factors relating to our investment in MEC are derived from MEC's Annual Report on Form 10-K for the year ended December 31, 2002.

RISK FACTORS

        This section describes the material risks affecting our business, financial condition, operating results or prospects. There may be other risks and uncertainties that are not known to us or that we currently believe are not material, but which also may have a material adverse effect on our business, financial condition, operating results or prospects.

        In addition to the other information contained in this prospectus, you should carefully consider the risks described below. If any of these risks actually are realized, our business, financial condition, operating results or prospects could be materially adversely affected. In that case, the trading price of our shares could decline substantially, and investors may lose all or part of the value of our shares held by them.

Risks Related To Our Real Estate Business

  Virtually all our real estate business revenue comes from payments that we receive under leases with the Magna group, so factors affecting the Magna group's businesses will also affect us.

        All but two of our income-producing properties are leased to the Magna group. Magna has not guaranteed the obligations of its subsidiaries under their leases with us. As a result, our operating and net income and the value of our property portfolio would be materially adversely affected if the members of the Magna group became unable to meet their respective financial obligations under their leases. See "Our Real Estate Business — Description of Our Income-Producing Property Portfolio — Tenant Mix".

  We are subject to risks affecting the automotive parts industry.

        Since the Magna group operates in the automotive parts industry, our business is, and for the foreseeable future will be, subject to conditions affecting the automotive industry generally. A decrease in the long-term profitability or viability of the automotive parts sector would have a material adverse impact on the financial condition of our tenants and could therefore adversely impact the value of our properties and our operating results. Factors that may adversely affect the Magna group's operations in the automotive parts sector include the following:

• global economic conditions	• increases in raw material prices
• pressure from customers to reduce prices	• fluctuations in relative currency values
• pressure from customers to absorb certain fixed costs	• unionization activity
• increased product warranty and product liability risk	• threat of work stoppages
• impact of financially distressed sub-suppliers	• competitive auto parts supply market
• dependence on outsourcing by automobile manufacturers	• delays in launching new programs
• rapid technological and regulatory changes	• delays in constructing new facilities
• increased crude oil and energy prices	• changes in governmental regulations
• dependence on certain customers and vehicle programs	• impact of environmental regulations

        Although we intend to lease property to tenants other than the Magna group, it is unlikely that our dependence on the Magna group, and therefore the automotive industry, will be reduced significantly in the foreseeable future.

  We have no agreement with the Magna group that it will continue to do business with us in the same manner as it has in the past or at all.

        Virtually all the growth of our real estate business has been dependent on our relationship with the members of the Magna group as the tenants of our income-producing properties, as the customers for our development projects and as the source of our acquired properties. Although we have acted as the developer, real estate advisor, property manager and owner of most of the industrial facilities of the Magna group since our inception, we have no assurance that we will continue to do so. We will be required to compete for any future business with the Magna group without any contractual preferential treatment.

        Members of the Magna group have determined on occasion in the past and may increasingly in the future determine not to lease certain properties from us and not to renew certain leases on terms comparable to (or more favourable to us than) our existing arrangements with them, or at all. Moreover, we may not continue to be able to acquire new properties from the Magna group as we have done in the past.

        Any adverse change in our business relationship with the Magna group could have an adverse effect on the growth and profitability of our business.

  The Magna group may not be successful in maintaining its level of growth, which would likely have a corresponding impact on our growth rate.

        Virtually all of the growth of our real estate business has resulted from the growth of the automotive parts business operated by the Magna group, including growth as a result of acquisitions. We expect to derive an important portion of our future growth from continuing to build on our relationship with the Magna group so as to benefit from the Magna group's future growth. However, the Magna group may not be successful in maintaining its historical growth rate and may not undertake acquisitions of new facilities at the same rate as in the past. The Magna group's inability to maintain its level of growth would likely adversely affect our growth. See "Our Real Estate Business — Description of Our Income-Producing Property Portfolio — Historical Growth of Our Income-Producing Property Portfolio" and "Our Real Estate Business Strategy".

  Our international investments are subject to foreign currency fluctuations which could reduce our revenues and increase our costs.

        A substantial majority of our current property portfolio is located outside of the United States and generates lease payments that are not denominated in U.S. dollars. Since we report our financial results in U.S. dollars and do not currently hedge our foreign currency exposure against the U.S. dollar, we are subject to foreign currency fluctuations that could, from time to time, have an adverse impact on our financial position or operating results. See "Management's Discussion and Analysis of First Quarter Results of Operations and Financial Condition".

  The terms of our leases limit our ability to increase rents in response to market conditions, so we may receive rents at levels below current fair market values.

        A substantial majority of the leases for our income-producing properties have terms expiring after 2013. Our leases generally provide for periodic rent escalations based on specified percentage increases or a consumer price index adjustment, subject in some cases to a cap. As a result, the long-term nature of these lease agreements limits our ability to increase rents contemporaneously with increases in market rates and may therefore limit our revenue growth and the market value of our income-producing property portfolio.

  Most of our significant leases provide our tenants with rights of first refusal, which may adversely affect the marketability and market value of our income-producing property portfolio.

        The rights of first refusal that we have granted to our tenants in most of our significant leases may deter third parties from incurring the time and expense that would be necessary for them to bid on our properties in the event that we desire to sell those properties. Accordingly, these rights of first refusal may adversely affect our ability to sell our properties or the prices that we receive for them upon any sale. In addition, the rights of first refusal may adversely affect the market value of our income-producing property portfolio. See "Our Real Estate Business — Leasing Arrangements — Restrictions on Sales and Tenant Rights to Purchase".

  We are subject to competition for the acquisition of new properties and we may not compete successfully, which would limit our ability to invest in and develop new properties.

        We compete for suitable real estate investments with many other parties, including real estate investment trusts, insurance companies and other investors (both Canadian and foreign), which are currently seeking, or which may seek in the future, real estate investments similar to those desired by us. Some of our competitors may have greater financial and operational resources than we do. Accordingly, we may not be able to compete successfully for these investments. Increased competition for real estate investments resulting, for example, from increases in the availability of investment funds or reductions in financing costs would tend to increase purchase prices and reduce the yields from the investments.

  We have no operating history as an independent operating company.

        We have never operated as a stand-alone company. Upon completion of the spin-off transactions, we will function as an operating company independent of Magna, and Magna will have no obligation to provide assistance to us or any of our subsidiaries, except as described in "Affiliate Relationships and Transactions — Relationship with Magna". Our lack of independent operating history may have a material adverse effect on our operating results.

Risks Related To Our Controlling Shareholder

  We are controlled by the Stronach Trust.

        Upon the completion of the spin-off transactions, our business and affairs will be controlled by the Stronach Trust, which will beneficially own approximately 66.3% of our outstanding Class B Shares. Those shares will represent approximately 0.76% of our total outstanding shares and approximately 56.5% of the aggregate voting power of our outstanding shares. Accordingly, the Stronach Trust will be able to elect all our directors and control us. Subject to applicable law, the Stronach Trust may, as a practical matter, be able to cause us to effect corporate transactions without the consent of our other shareholders and to control the amount and timing of dividends. In addition, the Stronach Trust will be able to cause or prevent a change in our control.

        In some cases, the interests of the Stronach Trust may not be the same as those of our other shareholders, particularly in connection with corporate transactions that might involve a change in our control, which the Stronach Trust might not favour even if our other shareholders would. Under the applicable laws of Ontario, as a shareholder, the Stronach Trust will not have a fiduciary duty to us or any of our shareholders. See "Affiliate Relationships and Transactions — Relationship with Our Controlling Shareholder".

  Our controlling shareholder and our Chairman have interests in Magna and MEC that could conflict with the interests of other holders of our shares.

        Upon the completion of the spin-off transactions, the Stronach Trust will beneficially own, in addition to our Class B Shares as described above, approximately 66.3% of the outstanding Class B Shares of Magna. Those shares represent approximately 56.5% of the aggregate voting power of Magna's outstanding shares. Our Chairman and the Chairman of Magna, Mr. Frank Stronach, and the President and Chief Executive Officer of Magna, Ms. Belinda Stronach, will control a further 16.5% and 7.4%, respectively, of the votes carried by both our outstanding shares and the outstanding shares of Magna, through their voting control of certain Magna employee compensatory plans. In addition, an estate planning vehicle for the Stronach family beneficially owns, and Mr. Stronach shares control or direction over, approximately 7.4% of the outstanding shares of the Class A Subordinate Voting Stock of MEC.

        Mr. Stronach, Ms. Stronach and two other members of their family are the trustees of the Stronach Trust, and are also members of the class of potential beneficiaries of the Stronach Trust. Accordingly, Mr. Stronach may be deemed to beneficially own the shares owned by the Stronach Trust, although he disclaims beneficial ownership. Mr. Stronach is also the Chairman and founder of Magna and the Chairman of MEC, and is also the uncle of our Deputy Chairman and President of our Construction Group, Mr. Werner Czernohorsky. In 2002, European subsidiaries of Magna paid fees to Mr. Stronach and Stronach & Co., an associate of Mr. Stronach, in an aggregate amount of $33.0 million for business development and consulting services.

        As a result of these relationships, our Chairman and our controlling shareholder have interests that could conflict with the interests of other holders of our shares. Subject to applicable laws regarding related party transactions and the protection of minority shareholders, the fiduciary duties of our directors to act in our best interests and our internal governance procedures, those conflicts of interest could influence decisions made regarding transactions and investments that we effect or choose not to effect with Magna and with MEC in the future.

  Our transactions with the Magna group may not be on an arm's length basis.

        Virtually all our real estate business revenue is generated pursuant to leases with the Magna group. These leases were entered into by our predecessor entity while it was a wholly-owned subsidiary of Magna. Although we intended for these leases to be on arm's length commercial terms, there can be no assurance that independent parties negotiating at arm's length would have arrived at the same terms. Since we are under common control with the Magna group, there is a risk that any decisions or actions taken by either of us regarding these leases (including with respect to renewals, amendments, disputes or enforcement proceedings) may not be the same as if we operated on an arm's length basis.

Risks Related To The Real Estate Industry

  Real estate investments are subject to numerous risks that could adversely affect our operating results, many of which are beyond our control.

        Because we own, lease and develop real property, we are subject to the risks generally incident to investments in real property. The investment returns available from investments in real estate depend in large part on the amount of income earned and capital appreciation generated by the properties, as well as the expenses incurred. We may experience delays and incur substantial costs in enforcing our rights as lessor under defaulted leases, including costs associated with being unable to rent unleased properties to new tenants on a timely basis or with making improvements or repairs required by a new tenant. In addition, a variety of other factors outside of our control affect income from properties and real estate values, including environmental laws and other governmental regulations, real estate, zoning, tax and eminent domain laws, interest rate levels and the availability of financing. For example, new or existing environmental, real estate, zoning or tax laws can make it more expensive or time consuming to develop real property or expand, modify or renovate existing structures. When interest rates increase, the cost of acquiring, developing, expanding or renovating real property increases and real property values may decrease as the number of potential buyers decreases. In addition, real estate investments are often difficult to sell quickly. Similarly, if financing becomes less available, it becomes more difficult both to acquire and to sell real property. Moreover, governments can, under eminent domain laws, take real property. Sometimes this taking is for less compensation than the owner believes the property is worth. Although we are geographically diversified, any of these factors could have a material adverse impact on our results of operations or financial condition in a particular market.

  Real estate development is subject to timing, budgeting and other risks that could adversely affect our operating results.

        We intend to develop properties as suitable opportunities arise, taking into consideration the general economic climate. Real estate development has a number of risks, including risks associated with:

  •
  construction delays or cost overruns that may increase project costs;

  •
  receipt of zoning, occupancy and other required governmental permits and authorizations;

  •
  development costs incurred for projects that are not pursued to completion;

  •
  so-called acts of God, such as earthquakes, hurricanes, floods or fires that could adversely impact a project;

  •
  ability to raise capital; and

  •
  governmental restrictions on the nature or size of a project.

        Our development projects may not be completed on time or within budget, which could adversely affect our operating results.

  We may be unable to renew leases on favourable terms or find new tenants for vacant properties.

        We may be unable to lease a vacant property in our portfolio on economically favourable terms. In addition, we may not be able to renew an expiring lease or to find a new tenant for the property for which the lease has expired, in each case on terms at least as favourable as the expired lease. Renewal options are generally based on changes in the consumer price index or prevailing market rates. Market rates may be lower at the time of the renewal options, and accordingly, leases may be renewed at lower levels of rent than are currently in place. Our tenants may fail to renew their leases if they need to relocate their operations as a result of changes in location of their customers' operations or if they choose to discontinue operations as a result of the loss of business.

        Many factors will affect our ability to lease vacant properties, and we may incur significant costs in making property improvements or repairs required by a new tenant. In addition, we may incur substantial costs in protecting our investments in leased properties, particularly if we experience delays and limitations in enforcing our rights against defaulting tenants. Furthermore, if one of our tenants rejects or terminates a lease under the protection of bankruptcy, insolvency or similar laws, our cash flow could be materially adversely affected. The failure to maintain a significant number of our income-producing properties under lease would have a material adverse effect on our financial condition and operating results.

  Environmental compliance costs and liabilities with respect to our real estate may adversely affect us.

        Under various federal, state, provincial and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in an affected property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to remediate properly, may materially impair the value of our real property assets or adversely affect our ability to borrow by using such real property as collateral. Certain environmental laws and common law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials, into the environment, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released asbestos-containing materials or other hazardous materials. As an owner of properties, we are subject to these potential liabilities.

        Capital and operating expenditures necessary to comply with environmental laws and regulations, to defend against claims of liability or to remediate contaminated property may have a material adverse effect on our results of operations and financial condition. We may also become subject to more stringent environmental standards as a result of changes to environmental laws and regulations, compliance with which may have a material adverse effect on our results of operations and financial condition. Moreover, environmental laws may also impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated, limiting development or expansion of our property portfolio or requiring significant expenditures.

  Any future hedging transactions may limit our gains or result in losses for us.

        Although we do not currently intend to do so, we may attempt to minimize or hedge our exposure to the impact that changes in foreign currency rates or interest rates may have on our real estate business's revenue and debt liabilities through the use of derivative investments. The use of derivative instruments, including forwards, futures, swaps and options, in our risk management strategy carries certain risks, including the risk that losses on a hedge position will reduce our profits and the cash available for development projects or dividends. A hedge may not be effective in eliminating all the risks inherent in any particular position. Our profitability may be adversely affected during any period as a result of the use of derivatives. For information about MEC's hedging position, see note 18 to our combined financial statements included in this prospectus.

Risks Related to our Class A Subordinate Voting Shares and Class B Shares

  Magna shareholders who receive our Class A Subordinate Voting or Class B Shares as part of the spin-off transactions may choose to sell those shares, which could depress the trading price of our Class A Subordinate Voting Shares or Class B Shares, as the case may be, for so long as those sales are continuing.

        Magna shareholders who receive our shares pursuant to the spin-off transactions may choose to sell those shares, particularly if an investment in a non-automotive company does not meet the shareholders' investment criteria. Sales of a substantial number of our shares, or the perception that those sales may occur, could depress the prevailing market prices of our shares, regardless of our business prospects.

  There is currently no established price or public market for our Class A Subordinate Voting Shares or Class B Shares and an active trading market may not develop.

        There is currently no public market through which our Class A Subordinate Voting Shares or Class B Shares may be sold and an active trading market may not develop or sustain itself upon completion of the spin-off transactions. The price at which our Class A Subordinate Voting Shares or Class B Shares will trade after the completion of the spin-off transactions cannot be predicted and will be determined by the market. The prices may be influenced by many factors, including, among others, investors' perceptions of our business, growth prospects, the automotive industry, the real estate industry and general economic and market conditions as well as the trading price of the MEC Class A Subordinate Voting Stock.

Risks to Magna's U.S. Shareholders Related to the Spin-Off Transactions

  The distributions of our shares may not qualify as tax-free distributions for U.S. federal income tax purposes. If the distributions do not qualify as tax-free distributions, the distributions will be taxable dividends to U.S. shareholders.

        It is expected that, prior to the distributions of our shares, Sidley Austin Brown & Wood LLP, U.S. tax counsel to Magna (referred to as U.S. tax counsel), will issue an opinion to Magna to the effect that the distributions of our shares should qualify as tax-free distributions for U.S. federal income tax purposes under section 368(a)(1)(D) and section 355 of the U.S. Internal Revenue Code ("Section 355 Distributions"). U.S. tax counsel's opinion reflects the specific facts and circumstances of the Section 355 Distributions, including the fact that a single shareholder will retain voting control of both Magna and MID following the Section 355 Distributions. See "— Risks Related To Our Controlling Shareholder — We are controlled by the Stronach Trust". Although U.S. tax counsel is not aware of any specific legal authority that would prohibit a single shareholder from retaining voting control, U.S. tax counsel believes that a "should" level of opinion, which expresses a high degree of certainty but one not without doubt, reflects the specific facts and circumstances of the Section 355 Distributions. The opinion of U.S. tax counsel will be U.S. tax counsel's best legal judgment, based upon certain assumptions and certain representations by us, Magna and others, and will not be binding on the U.S. Internal Revenue Service or any court. In addition, no private letter ruling has been, or will be, sought from the U.S. Internal Revenue Service regarding the U.S. federal income tax consequences of the distributions of our shares. As a result, no assurances can be given that the U.S. Internal Revenue Service or the courts will agree with the treatment described above. Accordingly, U.S. shareholders are urged to consult their own tax advisors regarding the specific U.S. federal income tax consequences to them of the distributions of our shares.

        If the distributions do not qualify as tax-free distributions, U.S. shareholders generally will be treated as having received distributions equal to the fair market value of our shares of the relevant class on the date of the distributions. The distributions will be taxable as ordinary dividend income to the extent of Magna's current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Magna believes that it has a significant amount of current and accumulated earnings and profits. As a result, if the distributions do not qualify as tax-free distributions for U.S. federal income tax purposes, each of the distributions will be treated as an ordinary taxable dividend to U.S. shareholders. Based on the advice of U.S. tax counsel, Magna believes that any dividend income should generally be treated as "qualifying dividend income", eligible for a 15 per cent tax rate in the case of U.S. shareholders who are individuals. See "Material United States Federal Income Tax Considerations".

Risks Related to Our Financial Statements

  Certain of our financial statements have been "carved out" from the consolidated financial statements of Magna and may not entirely reflect our financial condition and results of operations on a stand-alone basis.

        Our historical financial statements have been "carved out" from the consolidated financial statements of Magna and may not be indicative of our financial condition and results of operations had we actually operated on a stand-alone basis during the periods presented. In particular, our costs and expenses could have been different had we been operating on a stand-alone basis. The operating costs included in the combined financial statements do not include any allocation of financial reporting, governance, investor relations and other costs that will be incurred in the future when MID is a stand-alone public company. In addition, interest costs in the combined financial statements are predominantly based on intercompany interest charges from Magna and may not be indicative of interest costs to be incurred by MID as a stand-alone public company.

Risks Related to Our Investment in Magna Entertainment Corp.

        Because our holdings in MEC represent approximately 96% of the total voting power of its outstanding stock and approximately 59% of the total equity interest in MEC, we are required to consolidate the financial position and operating results of MEC with those of our real estate business. On a combined basis, our investment in MEC represented 54% of our assets at March 31, 2003 and 86% of our 2002 revenue and materially affects our combined net income. Accordingly, the risks related to MEC are also risks to our combined financial condition and operating results and the market value of our investment in MEC. The market trading value of our investment in MEC on July 7, 2003 (based on the closing trading price of the MEC Class A Subordinate Voting Stock on Nasdaq) was approximately $304.7 million.

        The following risk factors are derived from MEC's Annual Report on Form 10-K for the year ended December 31, 2002 that was filed with the U.S. Securities and Exchange Commission (referred to in this prospectus as the SEC) on March 28, 2003.

  MEC is a relatively new company with a short history of racetrack operations. MEC must successfully integrate recent racetrack acquisitions or its operating results may be adversely affected.

        MEC was incorporated four years ago and acquired its first racetrack in December 1998. Accordingly, although all of MEC's racetracks have been in operation for some time, MEC has had a relatively short history of owning and operating racetracks. The acquisition of Santa Anita Park was completed in December 1998, the acquisition of Gulfstream Park was completed in September 1999, the acquisition of Remington Park and Thistledown was completed in November 1999, the acquisition of Golden Gate Fields was completed in December 1999, the acquisition of Great Lakes Downs was completed in February 2000, the acquisition of Bay Meadows was completed in November 2000, the acquisition of The Meadows was completed in April 2001, the acquisition of Multnomah Greyhound Park was completed in October 2001, the acquisition of Lone Star Park at Grand Prairie was completed in October 2002, the acquisition of Pimlico Race Course and Laurel Park was completed in November 2002 and the acquisition of Flamboro Downs was completed in April 2003. The Portland Meadows facility commenced operations under MEC's management in July 2001 and MEC assumed the management of the racing operations of Colonial Downs in November 2002. Prior to their respective acquisitions, most of these racetracks had been operated separately under different ownership. Completing the integration of these businesses into MEC's operations will require a significant dedication of management resources and further expansion of its information and other operating systems.

        If MEC does not successfully integrate its recent acquisitions and any future acquisitions, or if this integration consumes a disproportionate amount of MEC's management's time, then these acquisitions may materially adversely affect its efficiency and, therefore, significantly harm its business.

  MEC may not be able to obtain financing or may be able to obtain it only on unfavourable terms, which may affect the viability of its expansion and improvement projects or make expansion and improvement more costly.

        MEC may require substantial additional financing in order to expand and improve its operations, including financing related to alternative gaming facilities, if any such opportunities are available to it. It is possible that this financing will not be available or, if available, will not be available on terms that are favourable to MEC.

MEC's $50 million unsecured revolving credit facility with a Canadian chartered bank matures on October 10, 2003. As of March 31, 2003, this facility was undrawn except for letters of credit totalling $20.2 million. There can be no assurance that the amounts, terms and conditions involved in a renewal of the facility will be favourable, or that MEC will be able to renew the facility at all. If MEC is unable to obtain financing on favourable terms, or at all, it may not be able to expand and improve its operations, which could have a material adverse effect on MEC's future profitability.

  MEC's revolving credit facility with a Canadian chartered bank imposes important restrictions on it.

        MEC's revolving credit facility with a Canadian chartered bank requires it to maintain a debt to earnings before interest, taxes, depreciation and amortization ratio not greater than 3.5 to 1, and an interest coverage ratio not lower than 1.7 to 1, each as calculated under the facility. The credit agreement also contains customary covenants relating to MEC's ability to incur additional indebtedness, make future acquisitions, enter into certain related party transactions, consummate asset dispositions, incur capital expenditures and make restricted payments. In addition, the credit agreement requires MEC to use the net cash proceeds of any public debt or equity offering to repay the loans outstanding under the facility. These restrictions may limit MEC's ability to expand, pursue its business strategies and obtain additional funds. MEC's ability to meet these financial ratios and comply with these covenants may be affected by changes in business conditions or results of operations, adverse regulatory developments and other events beyond its control. There can be no assurance that MEC will meet these financial ratios or continue to comply with these covenants. Failure to comply with these restrictions may result in the occurrence of an event of default under the credit facility. Upon the occurrence of an event of default, the lender may terminate the credit facility and demand immediate payment of all amounts borrowed by MEC under that facility, which could adversely affect its ability to repay its debt securities and would adversely affect the trading price of its Class A Subordinate Voting Stock.

  MEC has recruited most of its senior executive officers from outside the racetrack industry.

        Although MEC's management personnel at its racetracks generally have extensive experience in the racetrack industry, it has recruited most of its senior executive officers from outside the industry. MEC's chief executive officer, chief operating officer and executive vice-presidents, including its chief financial officer, each joined MEC during the last three years from outside the industry. This lack of racetrack industry experience may impede the implementation of MEC's strategy and slow its growth.

  MEC's recent operating income includes gains from the sale of non-core real estate, which sales may soon be completed, causing its future operating income and cash flow to decrease.

        Included in MEC's loss before income taxes and minority interest for the year ended December 31, 2002 was $15.2 million from gains on the disposal of non-core real estate sales. These gains will likely be reduced to zero over the next two years as MEC endeavours to sell the balance of its non-core real estate portfolio. Additionally, MEC's short-term and annual operating income and cash flow may decline from the prior year due to decreases in non-core real estate sales. If MEC does not replace these gains or offset these decreases with additional operating income and cash flow from its racetrack operations and other sources, its future operating income and cash flow will decline.

  MEC's business is heavily concentrated at certain of its racetracks.

        Four of MEC's racetracks, Santa Anita Park, Gulfstream Park, Golden Gate Fields and Bay Meadows, accounted for approximately 65% of MEC's revenue and contributed $32.3 million to MEC's operating income for the year ended December 31, 2002. If a business interruption were to occur and continue for a significant length of time at any of these racetracks, it could adversely affect MEC's operating results. Additionally, certain of MEC's other racetrack properties have experienced operating losses before interest, income taxes, depreciation and amortization over the past three years. The operating performance of these racetracks may not improve in the future.

  If MEC does not identify, negotiate and complete a sufficient number of strategic acquisitions, it may not achieve its business plan and its growth prospects may suffer.

        MEC's current business plan calls for it to continue to selectively pursue strategic acquisitions. MEC's future profitability will depend to some degree upon the ability of its management to identify, complete and successfully integrate commercially viable acquisitions. If MEC does not do so for any reason, it may not be able to implement its business plan successfully, or grow as quickly as it anticipates, and this could have a material adverse effect on its future profitability.

  MEC is exposed to currency exchange rate fluctuations.

        MEC's business outside the United States is generally transacted in currencies other than U.S. dollars. Fluctuations in currencies relative to the U.S. dollar may make it more difficult to perform period-to-period comparisons of its operating results. Moreover, fluctuations in the U.S. dollar relative to currencies in which earnings are generated outside the United States could result in a reduction in its profitability as reported in U.S. dollars.

  Risks Relating to MEC's Gaming Operations

  A decline in the popularity of horse racing could adversely impact MEC's business.

        The continued popularity of horse racing is important to MEC's growth plans and its operating results. MEC's business plan anticipates attracting new customers to its racetracks, off-track betting facilities and account wagering operations. Even if MEC is successful in making acquisitions and expanding and improving its current operations, it may not be able to attract a sufficient number of new customers to achieve its business plan. Public tastes are unpredictable and subject to change. Any decline in interest in horse racing or any change in public tastes may adversely affect MEC's revenues and, therefore, its operating results.

  Declining on-track attendance and increasing competition in simulcasting may materially adversely affect MEC's operating results.

        There has been a general decline in the number of people attending and wagering at live horse races at North American racetracks due to a number of factors, including increased competition from other forms of gaming, unwillingness of customers to travel a significant distance to racetracks and the increasing availability of off-track wagering. The declining attendance at live horse racing events has prompted racetracks to rely increasingly on revenues from inter-track, off-track and account wagering markets. The industry-wide focus on inter-track, off-track and account wagering markets has increased competition among racetracks for outlets to simulcast their live races. A continued decrease in attendance at live events and in on-track wagering, as well as increased competition in the inter-track, off-track and account wagering markets, could lead to a decrease in the amount wagered at MEC's facilities and on races conducted at its racetracks and may materially adversely affect its business, financial condition, operating results and prospects.

  MEC's gaming activities are dependent on governmental regulation and approvals. Amendments to such regulation or the failure to obtain such approvals could adversely affect its business.

        All MEC's pari-mutuel wagering operations are contingent upon the continued governmental approval of these operations as forms of legalized gaming. All of MEC's current gaming operations are subject to extensive governmental regulation and could be subjected at any time to additional or more restrictive regulation, or banned entirely.

        MEC may be unable to obtain, maintain or renew all governmental licenses, registrations, permits and approvals necessary for the operation of its pari-mutuel wagering and other gaming facilities. Licenses to conduct live horse racing and simulcast wagering must be obtained from each jurisdiction's regulatory authority, in many cases annually. The denial, loss or non-renewal of any of MEC's licenses, registrations, permits or approvals may materially limit the number of races it conducts or the form or types of pari-mutuel wagering it offers, and could have a material adverse effect on its business. In addition, MEC currently devotes significant financial and management resources to complying with the various governmental regulations to which its operations are subject. Any significant increase in governmental regulation would increase the amount of MEC's resources devoted to governmental compliance, could substantially restrict its business, and could materially adversely affect its operating results.

  The passage of legislation permitting alternative gaming at racetracks, such as slot machines, video lottery terminals and other forms of non-pari-mutuel gaming, can be a long and uncertain process. A decision to prohibit, delay or remove alternative gaming rights at racetracks by the government or the citizens of a state, or other jurisdiction, in which MEC owns or operates a racetrack, could adversely affect its business or prospects.

        There has been speculation, by members of the media, investment analysts and MEC's employees and other representatives, as to the probability and potential impact of the passage of legislation permitting alternative gaming at racetracks in various states in the United States. This has been especially prevalent in recent months with the conclusion of the mid-term elections in November 2002, and as alternative gaming at racetracks has become an issue for consideration in some states.

        While certain candidates who publicly advocated alternative gaming at racetracks were recently elected, there can be no assurance that alternative gaming at racetracks will become permitted in those states, or if it does, what the timetable, conditions, terms of income or revenue sharing, or other feasibility factors will be. It is possible that public reaction or other factors may cause these persons to change their stance on this issue or call for a public referendum to determine whether and how to proceed. It is also difficult to predict accurately which issues will become priority agenda items during a legislative session.

        In the event that alternative gaming legislation is enacted in a given state or other jurisdiction, there can be no certainty as to the terms of such legislation or regulations, including the timetable for commencement, the conditions and feasibility of operation and whether alternative gaming rights are to be limited to racetracks. If MEC was to proceed to conduct alternative gaming in such a situation, there may be significant costs and other resources to be expended, and there will be significant risks involved, including the risk of changes in the enabling legislation, that may have a material adverse effect on the relevant racetrack's operations and profitability.

        The regulatory risks and uncertainties that are inherent in the conduct of alternative gaming also apply in other jurisdictions outside the United States. In the province of Ontario, the location of Flamboro Downs, racetracks are permitted to serve as landlord to slot operations conducted by a government corporation. Under that arrangement, the racetrack retains 20% of the "net win" (slot machine revenues minus payout to slot players), with one-half of that amount distributed to the horsemen and the other half being retained by the racetrack owner. There can be no assurance as to how long this arrangement will continue, or if it does, whether the terms will remain the same. Similarly, MEC commenced development of a horse racetrack combined with a gaming and entertainment centre on property located approximately 15 miles south of Vienna, Austria, in anticipation of concluding joint venture negotiations with an Austrian third party and receiving the requisite racing and gaming licenses. Ultimately, those negotiations may not be successful or MEC may not obtain the necessary licenses. If MEC is unable to complete this development as planned, it may record a substantial write-down of the carrying value of this property.

  Any future expansion of MEC's gaming operations will likely require it to obtain additional governmental approvals or, in some cases, amendments to current laws governing such activities.

        The high degree of regulation in the gaming industry is a significant obstacle to MEC's growth strategy, especially with respect to account wagering, including telephone, interactive television and Internet-based wagering. Account wagering may currently be conducted only through hubs or bases located in certain states. MEC's expansion opportunities in this area will be limited unless more states amend their laws to permit account wagering or, in the alternative, if states take action to make such activities unlawful. In addition, the licensing and legislative amendment processes can be both lengthy and costly, and MEC may not be successful in obtaining required licenses, registrations, permits and approvals.

        In the past, certain state attorneys general, district attorneys and other law enforcement officials have expressed concern over the legality of interstate account wagering. In December 2000, legislation was enacted in the United States that amends the Interstate Horseracing Act of 1978. MEC believes that this amendment clarifies that inter-track simulcasting, off-track betting and account wagering, as currently conducted by the U.S. horse racing industry, are authorized under U.S. federal law. The amendment may not be interpreted in this manner by all concerned, however, and there may be challenges to these activities by both state and federal law enforcement authorities, which could have a material adverse impact on MEC's business, financial condition, operating results and prospects.

        From time to time, the United States Congress has considered legislation that would either inhibit or restrict Internet gambling in general or inhibit or restrict the use of certain financial instruments, including credit cards, to provide funds for account wagering. For example, in May 2001, the United States Senate Commerce Committee approved a bill, in the form of the Unlawful Internet Gambling Funding Prohibition Act, which, if enacted, would have prohibited financial institutions from enforcing credit card debts if they knew the debts were being incurred in order to gamble illegally through the Internet. Further, in September 2002, the United States House of Representatives approved a bill that, if enacted, would have prohibited any person in a gambling business from knowingly accepting, in connection with the participation of another person in unlawful Internet gambling, credit, a cheque, a draft or the proceeds of credit or an electronic funds transfer. Similar bills have been introduced this year in both the United States House of Representatives and the United States Senate. Although it is difficult to predict the ultimate chances for passage of any given legislation, it is anticipated that legislation will continue to be introduced in the United States Congress or elsewhere that will seek to restrict, regulate or potentially ban altogether Internet gambling. Furthermore, even in the absence of legislation, certain financial institutions have begun to block the use of credit cards issued by them for Internet gambling, either voluntarily or as part of a settlement with the office of the Attorney General for New York. Legislation or actions of this nature, if enacted or implemented without providing for a meaningful exception to allow account wagering to be conducted as it is currently being conducted by the U.S. horse racing industry, could inhibit account wagering by restricting or prohibiting its use altogether or, at a minimum, by restricting or prohibiting the use of credit cards and other commonly used financial instruments to fund wagering accounts. If enacted or implemented, these, or any other forms of legislation or practices restricting account wagering, could cause MEC's business and its growth to suffer.

  Implementation of some of the recommendations of the National Gambling Impact Study Commission may harm MEC's growth prospects.

        In August 1996, the United States Congress established the National Gambling Impact Study Commission to conduct a comprehensive study of the social and economic effects of the gambling industry in the United States. This commission reviewed existing federal, state and local policy and practices with respect to the legalization or prohibition of gambling activities with the aim of formulating and proposing changes in these policies and practices and recommending legislation and administrative actions for these proposed changes. On April 28, 1999, the Commission voted to recommend that there be a pause in the expansion of gaming. On June 18, 1999, the Commission issued a report setting out its findings and conclusions, together with recommendations for legislation and administrative actions. Some of the recommendations were:

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  prohibiting Internet gambling that was not already authorized within the United States or among parties in the United States and any foreign jurisdiction;

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  limiting the expansion of gambling into homes through such mediums as account wagering; and

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  banning the introduction of casino-style gambling into pari-mutuel facilities for the primary purpose of saving a pari-mutuel facility that the market has determined no longer serves the community or for the purpose of competing with other forms of gaming.

        The recommendations made by the National Gambling Impact Study Commission could result in the enactment of new laws and/or the adoption of new regulations in the United States, which would materially adversely impact the gambling industry in the United States in general or MEC's segment in particular and consequently may threaten its growth prospects.

  MEC faces significant competition from other racetrack operators, including those in states where more extensive gaming options are authorized, which could hurt its operating results.

        MEC faces significant competition in each of the jurisdictions in which it operates racetracks and it expects this competition to intensify as new racetrack operators enter its markets and existing competitors expand their operations and consolidate management of multiple racetracks. In addition, the introduction of legislation enabling slot machines or video lottery terminals to be installed at racetracks in certain states allows those racetracks to increase their purses and compete more effectively with MEC for horse owners, trainers and customers. One of MEC's competitors, Churchill Downs Inc., has been in operation for a much longer period of time than MEC has and may have greater name recognition. Competition from existing racetrack operators, as well as the addition of new competitors, may hurt MEC's future performance and operating results.

        In addition, Florida tax laws have historically discouraged the three Miami-area horse racetracks, Gulfstream Park, Hialeah Park (which no longer hosts live racing) and Calder Race Course, from scheduling concurrent races. A change in the tax structure, effective as of July 1, 2001, has eliminated this deterrent. As a result, MEC's Gulfstream Park racetrack may face direct competition from other Miami-area horse racetracks in the future. This competition could significantly affect the operating results of Gulfstream Park which could reduce MEC's overall profitability.

  Competition from non-racetrack gaming operators may reduce the amount wagered at MEC's facilities and materially adversely affect its operating results.

        MEC competes for customers with casinos, sports wagering services and other non-racetrack gaming operators, including government-sponsored lotteries, which benefit from numerous distribution channels, including supermarkets and convenience stores, as well as from frequent and extensive advertising campaigns. MEC does not enjoy the same access to the gaming public or possess the advertising resources that are available to government-sponsored lotteries as well as some of its other non-racetrack competitors, which may materially adversely affect its ability to compete effectively with them.

  MEC currently faces significant competition from Internet and other forms of account wagering, which may reduce its profitability.

        Internet and other account wagering gaming services allow their customers to wager on a wide variety of sporting events and casino games from home. The National Gambling Impact Study Commission's June 1999 report estimated that there were over 250 on-line casinos, 64 lotteries, 20 bingo games and 139 sports wagering services offering gambling over the Internet. Total industry-wide Internet gaming revenues are estimated to have grown from approximately $1.1 billion in 1999 to approximately $2.5 billion in 2001, according to Bear, Stearns & Co. Inc. in its 2002-2003 North American Gaming Almanac. That report also estimates 2002 total industry-wide Internet gaming revenues at $3.5 billion and projects a 2003 level of $4.2 billion. Although many on-line wagering services are operating from offshore locations in violation of U.S. law by accepting wagers from U.S. residents, they may divert wagering dollars from legitimate wagering venues such as MEC's racetracks and account wagering operations. Moreover, MEC's racetrack operations may require greater ongoing capital expenditures in order to expand its business than the capital expenditures required by Internet and other account wagering gaming operators. Currently, MEC cannot offer the diverse gaming options provided by many Internet and other account wagering gaming operators and may face significantly greater costs in operating its business. MEC's inability to compete successfully with these operators could hurt its business.

        In addition, the market for account wagering is affected by changing technology. MEC's ability to anticipate such changes and to develop and introduce new and enhanced services on a timely basis will be a significant factor in its ability to expand, remain competitive and attract new customers.

  Expansion of gaming conducted by Native American groups may lead to increased competition in MEC's industry, which may negatively impact its growth and profitability.

        In March 2000, the California state constitution was amended, resulting in the expansion of gaming activities permitted to be conducted by Native American groups in California. This may lead to increased competition and may have an adverse effect on the profitability of Santa Anita Park, Golden Gate Fields, Bay Meadows and MEC's future growth in California. It may also affect the purses that those tracks are able to offer and therefore adversely affect MEC's ability to attract top horses.

        Several Native American groups in Florida have recently expressed interest in opening or expanding existing casinos in southern Florida, which could compete with Gulfstream Park and reduce its profitability.

        Moreover, other Native American groups may open or expand casinos in other regions of the country where MEC currently operates, or plans to operate, racetracks or other gaming operations. Any such competition from Native American groups may adversely affect MEC's growth and profitability.

  Some jurisdictions view MEC's operations primarily as a means of raising taxes, and therefore it is particularly vulnerable to additional or increased taxes and fees.

        MEC believes that the prospect of raising significant additional revenue through taxes and fees is one of the primary reasons that certain jurisdictions permit legalized gaming. As a result, gaming companies are typically subject to significant taxes and fees in addition to the normal federal, state, provincial and local income taxes, and such taxes and fees may be increased at any time. From time to time, legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry. For instance, U.S. legislators have proposed the imposition of a U.S. federal tax on gross gaming revenues. It is not possible to determine with certainty the likelihood of any such changes in tax laws or their administration; however, if enacted, such changes could have a material adverse effect on MEC's business.

  The 2002 Breeders' Cup Pick 6 controversy could cause a decline in bettor confidence and result in changes to legislation, regulation, or industry practices of the horse racing industry, which could materially reduce the amount wagered on horse racing and increase MEC's costs, and therefore adversely affect its revenue and operating results.

        On October 26, 2002, in connection with the Breeders' Cup World Thoroughbred Championships held at Arlington Park in Chicago, Illinois, only one person placed winning bets on the Pick 6, a bet to pick the winning horse in six consecutive races. The bettor purchased all six winning tickets, valued at more than $2.5 million, through an OTB telephone system. Payment of the winnings was withheld when an examination of the winning bets revealed an unusual betting pattern. Scientific Games Corporation, the parent company of Autotote Systems, Inc., later announced that it had fired an employee who had allegedly accessed the totalisator system operated by Autotote Systems, altered the winning Pick 6 tickets, and erased the record of his access. The Federal Bureau of Investigation conducted an investigation, and on November 12, 2002, three individuals were charged in a complaint by the United States Attorney's office of White Plains, New York, with conspiracy to commit wire fraud. The three individuals pleaded guilty in federal court to conspiring to commit fraud and money laundering. On December 4, 2002, a class-action lawsuit against Autotote Systems and Scientific Games was filed in Los Angeles Superior Court seeking unspecified monetary damages suffered by Jimmy Allard and other bettors. In the suit, the plaintiffs allege that Autotote Systems and Scientific Games were negligent and engaged in deceptive and unfair practices. In addition, the pari-mutuel pool for the Breeders' Cup Pick 6 remained frozen for almost five months in an interest-bearing escrow account, despite legal attempts by certain entities to have the appropriate payout distributed to ticketholders with five of six winners. The United States Attorney for the Southern District of New York authorized the release of the funds on March 20, 2003, following the sentencing of the three perpetrators.

        The National Thoroughbred Racing Association, an industry association, has formed a task force to examine the Pick 6 controversy and make recommendations. This task force has retained Ernst & Young LLP to perform an examination of the internal controls and system security of the totalisator systems of the three companies that collectively provide substantially all the totalisator service to the North American horse racing industry. The mandate of the Ernst & Young LLP examination is to recommend best practices to be implemented by the totalisator companies concerning the internal controls and system security of their totalisator systems.

        The impact of the Pick 6 controversy is uncertain. A perceived lack of integrity or security could result in a decline in bettor confidence, and would likely lead to a decline in the amount wagered on horse racing. Further negative publicity concerning the Pick 6 controversy, further negative information being discovered as a result of the FBI or any other investigation, and any negative information concerning the internal controls and security of the totalisator systems may materially reduce the amount wagered on horse racing and the revenue and earnings of companies engaged in the horse racing industry, including MEC. The Pick 6 controversy has also caused the horse racing industry to focus on another area of bettor concern, late odds changes, which sometimes occur as odds updates in the totalisator system cause significant changes in the odds after a race has commenced. The Pick 6 controversy and this industry focus on late odds changes may lead to changes in legislation, regulation, or industry practices, which could result in a material reduction in the amount wagered on horse racing and in the revenue and earnings of companies engaged in the horse racing industry, including MEC.

  If MEC pays persons who place fraudulent "winning" wagers, it would remain liable to pay the holders of the proper winning wagers the full amount due to them.

        As indicated by the Pick 6 controversy described in the preceding risk factor, MEC may be subject to fraudulent claims for millions of dollars. If MEC paid those claims, it would remain liable to the holders of the proper winning wagers for the full amount due to them and would have the responsibility to attempt to recover the money that it paid on the fraudulent claims. MEC may not be able to recover that money, which would adversely affect its operating results.

  MEC's operating results fluctuate seasonally and may be impacted by a reduction in live racing dates due to regulatory factors.

        MEC experiences significant fluctuations in quarterly operating results due to the seasonality associated with the racing schedules at its racetracks. Generally, its revenues from racetrack operations are greater in the first quarter of the calendar year than in any other quarter. MEC has a limited number of live racing dates at each of its racetracks and the number of live racing dates varies somewhat from year to year. The allocation of live racing dates in most of the jurisdictions in which MEC operates is subject to regulatory approval from year to year and, in any given year, it may not receive the same or more racing dates than it had in prior years. MEC is also faced with the prospect that competing racetracks may seek to have some of its historical dates allocated to them. A significant decrease in the number of MEC's live racing dates would reduce its revenues and cause its business to suffer.

  Unfavourable weather conditions may result in a reduction in the number of races MEC holds.

        Since horse racing is conducted outdoors, unfavourable weather conditions, including extremely high or low temperatures, excessive precipitation, storms or hurricanes, may cause races to be cancelled or may reduce attendance and wagering. Since a substantial portion of MEC's operating expenses is fixed, a reduction in the number of races held or the number of horses racing due to unfavourable weather would reduce its revenues and cause its business to suffer.

  The current lease of the Bay Meadows property expires on December 31, 2003 and may not be renewed.

        The Bay Meadows site lease has been extended at market rates and expires on December 31, 2003, subject to a further one-year extension at the landlord's option. MEC is exploring various alternative venues, including vacant land that it purchased in Dixon, California for future development, to conduct the racing dates currently held at Bay Meadows after the expiry of the lease term (including any extensions). There can be no assurance that MEC will be successful in obtaining the necessary regulatory approvals to run these racing dates at another racetrack operated by it in northern California if the lease is not extended. If MEC conducts the Bay Meadows racing dates at another of its racetracks, it may suffer a reduction in its revenues, which could materially adversely affect its operating results.

  In the state of Maryland, MEC's revenue sharing and operations agreement with the owner of Rosecroft Raceway may not be assumed by the intended purchaser of the assets of Rosecroft Raceway, and in any event, such agreement terminates on March 31, 2004.

        The Maryland Jockey Club, the trade name for the entities that own and operate Pimlico and Laurel Park, is a party to a Cross-Breed Horseracing Revenue Sharing and Operations Agreement (the "Maryland Revenue Sharing Agreement") with Cloverleaf Enterprises, Inc., the owner of Rosecroft Raceway, a standardbred track located in Prince George's County in Maryland. The Maryland Revenue Sharing Agreement was effective as of January 1, 2000 and terminates March 31, 2004.

        The Maryland Revenue Sharing Agreement provides for wagering to be conducted, both day and night, on live and simulcast thoroughbred and harness races at Pimlico, Laurel Park and Rosecroft and the three Maryland OTBs operated by them. Under the agreement, wagering revenue from these sources is pooled and certain expenses and obligations are pooled and paid from those revenues to generate net wagering revenue. This net wagering revenue is then distributed 80% to The Maryland Jockey Club and 20% to Rosecroft. This agreement was entered into to resolve all issues relating to Maryland law which prevents thoroughbred tracks in Maryland from offering live racing or accepting simulcast wagering after 6:15 p.m. without Rosecroft's consent and the federal Interstate Horseracing Act which provides that, without the consent of The Maryland Jockey Club, Rosecroft cannot accept simulcast wagering on horse racing during the times that Pimlico or Laurel are running live races.

        It has been announced that Centaur, Inc. has contracted with Cloverleaf to acquire the assets of Rosecroft, subject to certain conditions (including the approval of the Maryland Racing Commission). Centaur, Inc. may or may not be assuming the obligations of the Maryland Revenue Sharing Agreement as part of that sale, which failure to assume may result in litigation. On April 29, 2003, Centaur reportedly reached an agreement with Sportsystems Corp., a subsidiary of Delaware North Companies, pursuant to which Sportsystems agreed to partner with Centaur to finance the purchase of and provide services at Rosecroft. In the event of the non-assumption by Centaur or Sportsystems or the expiry on March 31, 2004 of the Maryland Revenue Sharing

Agreement, MEC will be required to renegotiate an agreement with either Centaur or Sportsystems. Such renegotiation, or the failure to reach a new agreement, may result in a decline in the revenues of The Maryland Jockey Club that materially adversely affects MEC's operating results.

  MEC manages the operations at Colonial Downs pursuant to an inherited management contract which is dependent on third party actions and events over which it has limited control.

        The revenues that MEC receives from its operations in Virginia through the management of the Colonial Downs race meets and pari-mutuel wagering system are highly dependent on the business strategy of Colonial Downs, over which MEC has limited control. Moreover, MEC's Virginia operations are highly dependent on Colonial Downs' ability to maintain the owner's and operator's licenses issued to it by the Virginia Racing Commission, over which MEC has limited control. In addition, MEC's management contract with Colonial Downs provides for a one-half reduction in the management fee MEC receives if and to the extent that non-pari-mutuel gaming activities become authorized and are conducted by MEC in Maryland but are not authorized and conducted in Virginia.

  The profitability of MEC's racetracks is partially dependent upon the size of the local horse population in the areas in which its racetracks are located.

        Horse population is a factor in a racetrack's profitability because it generally affects the average number of horses (i.e., the average "field size") that run in races. Larger field sizes generally mean increased wagering and higher wagering revenues due to a number of factors, including the availability of exotic bets (such as "exacta" and "trifecta" wagers). Various factors have led to declines in the horse population in certain areas of the country, including competition from racetracks in other areas, increased costs and changing economic returns for owners and breeders, and Mare Reproductive Loss Syndrome, which caused a large number of mares in Kentucky to sustain late term abortions or early embryonic loss in 2001. If MEC is unable to attract horse owners to stable and race their horses at its tracks by offering a competitive environment, including improved facilities, well-maintained racetracks, better living conditions for backstretch personnel involved in the care and training of horses stabled at its tracks, and a competitive purse structure, its profitability could decrease.

  MEC depends on agreements with its horsemen's industry associations to operate its business.

        The U.S. Interstate Horseracing Act of 1978, as well as various state racing laws, require that, in order to simulcast races, MEC have written agreements with the horsemen at its racetracks, who are represented by industry associations. In some jurisdictions, if MEC fails to maintain operative agreements with the industry associations, it may not be permitted to conduct live racing or simulcasting at tracks within those jurisdictions. In addition, MEC's simulcasting agreements are generally subject to the approval of the industry associations. Should MEC fail to renew existing agreements with the industry associations on satisfactory terms or fail to obtain approval for new simulcast agreements, it would lose revenues and its operating results would suffer.

  If MEC is unable to continue to negotiate satisfactory union contracts, some of its employees may commence a strike. A strike by MEC's employees or a work stoppage by backstretch personnel, who are employed by horse owners and trainers, may lead to lost revenues and could have a material adverse effect on its business.

        As of December 31, 2002, MEC employed approximately 5,100 employees, approximately 3,000 of whom were represented by unions. A strike or other work stoppage by MEC's employees could lead to lost revenues and have a material adverse effect on its business, financial condition, operating results and prospects.

        Legislation enacted in California could facilitate the organization of backstretch personnel in that state. A strike by backstretch personnel could, even though they are not MEC's employees, lead to lost revenues and therefore hurt its operating results.

  An earthquake in California could interrupt MEC operations at Santa Anita Park, Golden Gate Fields and Bay Meadows, which would adversely impact its cash flow from these racetracks.

        Three of MEC's largest racetracks, Santa Anita Park, Golden Gate Fields and Bay Meadows, are located in California and are therefore subject to earthquake risks. MEC does not maintain significant earthquake insurance on the structures at its California racetracks. MEC maintains fire insurance for fire risks, including those resulting from earthquakes, subject to policy limits and deductibles. There can be no assurance that earthquakes or the fires often caused by earthquakes will not seriously damage MEC's California racetracks and related properties or that the recoverable amount of insurance proceeds will be sufficient to fully cover reconstruction costs and other losses. If an uninsured or underinsured loss occurs, MEC could lose anticipated revenue and cash flow from its California racetracks.

  MEC's business depends on providers of totalisator services.

        In purchasing and selling MEC's pari-mutuel wagering products, its customers depend on information provided by each of the three main totalisator companies operating in North America. These totalisator companies provide the computer systems that accumulate wagers, record sales, calculate payoffs and display wagering data. The loss of any of the totalisator companies as a provider of these critical services would decrease competition in the market for those services and could result in an increase in the cost to obtain them. Additionally, the failure of the totalisator companies to keep their technology current could limit MEC's ability to serve customers effectively, develop new forms of wagering, or ensure a sufficient level of wagering security. Because of the highly specialized nature of these services, replicating these totalisator services would be expensive.

  A decline in general economic conditions could adversely affect MEC's business.

        MEC's operations are affected by general economic conditions, and therefore its future success is unpredictable. The demand for entertainment and leisure activities tends to be highly sensitive to consumers' disposable incomes, and thus a decline in general economic conditions may lead to MEC's customers having less discretionary income to wager on horse racing. In 2002 and the first quarter of 2003, the weak U.S. economy had a negative impact on MEC's operating results and if the economy deteriorates further, the consequent reduction in MEC's revenues could have a material adverse effect on its operating results.

  Real Estate Ownership and Development Risks

  MEC's ownership and development of real estate is subject to risks and may involve significant ongoing expenditures or losses that could adversely affect its operating results.

        All real estate investments are subject to risks including: general economic conditions, such as the availability and cost of financing; local real estate conditions, such as an oversupply of residential, office, retail or warehousing space, or a reduction in demand for real estate in the area; governmental regulation, including taxation of property and environmental legislation; and the attractiveness of properties to potential purchasers or tenants. The real estate industry is also capital intensive and sensitive to interest rates. Further, significant expenditures, including property taxes, mortgage payments, maintenance costs, insurance costs and related charges, must be made throughout the period of ownership of real property, which expenditures could adversely affect MEC's operating results.

  MEC may not be able to sell or otherwise monetize some of its non-core real estate, excess racing real estate and revenue-producing non-racing real estate when it needs to or at the price it wants, which may materially adversely affect its financial condition.

        At times, it may be difficult for MEC to dispose of or otherwise monetize some of its non-core real estate, excess racing real estate and revenue-producing non-racing real estate. The costs of holding real estate may be high and, during a recession, MEC may be faced with ongoing expenditures with little prospect of earning revenue on its non-core real estate and excess racing real estate properties. If MEC has inadequate cash reserves or credit facilities, it may have to dispose of properties at prices that are substantially below the prices it desires, and in some cases, below the prices it originally paid for the properties, which may materially adversely affect its financial condition and its growth plans.

  MEC requires governmental approvals for some of its properties which may take a long time to obtain or which may not be granted, either of which could materially adversely affect its existing business or its growth.

        Some of MEC's properties will require zoning and other approvals from local government agencies. The process of obtaining these approvals may take many months and MEC might not obtain the necessary approvals. Furthermore, in the case of certain land to be held by MEC in Aurora, Ontario, the transfer of this land to MEC from Magna is conditional on MEC obtaining permission to sever the land from adjoining properties and other approvals. If MEC does not obtain these approvals, it may not ultimately acquire this land. Holding costs, while regulatory approvals are being sought, and delays may render a project economically unfeasible. If MEC does not obtain all of its necessary approvals, its plans, growth and profitability could be materially adversely affected.

  MEC may not be able to complete expansion projects successfully and on time, which would materially adversely affect its growth and its operating results.

        MEC intends to further develop its racetracks and expand its gaming activities. Numerous factors, including regulatory and financial constraints, could cause MEC to alter, delay or abandon its existing plans. If MEC proceeds to develop new facilities or enhance its existing facilities, it faces numerous risks that could require substantial changes to its plans. These risks include the inability to secure all required permits and the failure to resolve potential land use issues, as well as risks typically associated with any construction project, including possible shortages of materials or skilled labour, unforeseen engineering or environmental problems, delays and work stoppages, weather interference and unanticipated cost overruns. For example, Santa Anita Park completed certain upgrades to its facilities in 1999. The disruption caused by these upgrades was greater than anticipated and reduced the total amount wagered at Santa Anita Park's simulcast wagering facilities and attendance at The Oak Tree Meet in 1999. Even if completed in a timely manner, MEC's expansion projects may not be successful, which would affect its growth and would have a material adverse effect on its future profitability.

        MEC has deferred a decision on the proposed redevelopment of Gulfstream Park in Florida. If MEC proceeds with such redevelopment, it will schedule the project to minimize any interference with Gulfstream Park's racing season, but there is a risk that the redevelopment will not be completed according to schedule, in which case it could cause MEC to disrupt a racing season and result in a reduction in the revenues and earnings generated at Gulfstream Park during that season.

        MEC is currently subject to an agreement with the Maryland Racing Commission that requires it to expend at least $15 million on capital improvements to the Laurel Park and Pimlico Race Course racetracks and the thoroughbred training facility in Bowie, Maryland, together with their related facilities and operations, between January 1, 2003 and June 30, 2004. MEC will endeavour to schedule the work for these expenditures to minimize interference with the respective racing seasons, but given the short timeline, that cannot be assured. If there is interference with the racing seasons of either of Pimlico Race Course or Laurel Park, or the project plans are not completed according to schedule, it could result in a reduction in the revenues and earnings generated at those racetracks.

  MEC faces strict environmental regulation and may be subject to liability for environmental damage, which could materially adversely affect its financial results.

        MEC is subject to a wide range of requirements under environmental laws and regulations relating to waste water discharge, waste management and storage of hazardous substances. Compliance with environmental laws and regulations can, in some circumstances, require significant capital expenditures. Moreover, violations can result in significant penalties and, in some cases, interruption or cessation of operations. MEC was involved in a dispute with the United States Environmental Protection Agency involving the Portland Meadows racetrack, which it currently leases and operates, which dispute caused MEC to postpone the planned opening of the 2001-2002 meet at that facility on September 1, 2001 and also to conclude the 2001-2002 meet early, on February 10, 2002.

        Furthermore, MEC may not have all required environmental permits and it may not otherwise be in compliance with all applicable environmental requirements. Where MEC does not have an environmental permit but one may be required, it will determine if one is in fact required and, if so, will seek to obtain one and address any related compliance issues, which may require significant capital expenditures.

        Various environmental laws and regulations in the United States, Canada and Europe impose liability on MEC as a current or previous owner and manager of real property, for the cost of maintenance, removal and remediation of hazardous substances released or deposited on or in properties now or previously owned or managed by it or disposed of in other locations. MEC's ability to sell properties with hazardous substance contamination or to borrow money using that property as collateral may also be uncertain.

        Changes to environmental laws and regulations, resulting in more stringent terms of compliance, or the enactment of new environmental legislation, could expose MEC to additional liabilities and ongoing expenses.

        Any of these environmental issues could have a material adverse effect on MEC's business.

  Risks Relating to MEC's Securities

  MEC's stock price may be volatile, and future issuances or sales of its stock may decrease its stock price.

        The trading price of MEC's Class A Subordinate Voting Stock has experienced, and may continue to experience, substantial volatility. The following factors have had, and may continue to have, a significant effect on the market price of MEC's Class A Subordinate Voting Stock:

  •
  MEC's historical and anticipated operating results;

  •
  the announcement of new wagering and gaming opportunities by MEC or its competitors;

  •
  the passage or anticipated passage of legislation affecting horse racing or gaming;

  •
  developments affecting the horse racing or gaming industries generally;

  •
  sales or other issuances or the perception of potential sales or issuances, including in connection with MEC's past and future acquisitions, of substantial amounts of its shares; and

  •
  a shift in investor interest away from the gaming industry, in general.

        These factors could have a material adverse effect on the market price of MEC's Class A Subordinate Voting Stock and other securities, regardless of its financial condition and operating results.

  The trading price of MEC's Class A Subordinate Voting Stock could decrease as a result of it issuing additional shares as consideration for future acquisitions.

        MEC may issue its Class A Subordinate Voting Stock as full or partial consideration in connection with future acquisitions. To the extent that it does so, the percentage of its common equity and voting stock that its existing stockholders own will decrease and, particularly if such acquisitions do not contribute proportionately to its profitability, the trading price of its shares may also decrease.

  MEC does not plan to pay dividends until 2004, if at all.

        MEC has not paid any dividends to date on its Class A Subordinate Voting Stock, it does not plan to pay any dividends until 2004 and it may not pay dividends then, or ever.

  MEC's debt securities are subject to risks associated with debt financing.

        MEC's debt securities are subject to the following risks associated with debt financing:

  •
  the risk that cash flow from operations will be insufficient to meet required payments of principal and interest;

  •
  the risk that, to the extent that MEC maintains floating rate indebtedness, interest rates will fluctuate; and

  •
  risks resulting from the fact that the indentures or other agreements governing MEC's debt securities and credit facilities may contain covenants imposing certain limitations on its ability to acquire and dispose of assets and otherwise conduct and finance its business.

        In addition, although MEC anticipates that it will be able to repay or refinance any indebtedness that MEC incurs when it matures, MEC may not be able to do so, and the terms of any refinancings of MEC's indebtedness may not be favourable to it. MEC's leverage may have important consequences including the following:

  •
  MEC's ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes may be impaired, or such financing may not be available on terms favourable to it;

  •
  a substantial decrease in MEC's operating cash flow or an increase in its expenses could make it difficult for MEC to meet its debt service requirements and force it to modify its operations; and

  •
  MEC's higher level of debt and resulting interest expense may place it at a competitive disadvantage with respect to a competitor with lower amounts of indebtedness and/or higher credit ratings.

OUR COMPANY

        We are a real estate operating company engaged in the ownership, development, management, leasing, expansion and acquisition of income-producing industrial and commercial real estate properties (which we refer to in this prospectus as our real estate business). We also hold a controlling investment in Magna Entertainment Corp., a publicly traded company (which we refer to in this prospectus as our investment in MEC).

        Our predecessor corporation, 1305272 Ontario Inc., was incorporated under the Business Corporations Act (Ontario) on July 15, 1998. 1305272 Ontario Inc. will amalgamate with certain of its affiliates under the Business Corporations Act (Ontario) as part of the transactions described under the heading "The Spin-Off Transactions". Our registered head office is located at 455 Magna Drive, Aurora, Ontario and our general telephone number is (905) 713-6322.

Our Real Estate Business

        We are the successor to Magna's real estate division, which was reorganized as an autonomous business unit within Magna, operating through wholly-owned subsidiaries, between August 1998 and January 1999. Our real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale. Income-producing properties are properties leased by way of operating leases or direct financing leases (also referred to as a capital leases). Our income-producing property portfolio includes 106 industrial and commercial properties located in Canada, the United States, Mexico and Europe, representing approximately 24.4 million square feet of leaseable area with an aggregate net book value of $978.0 million at March 31, 2003. This portfolio represents approximately 92% of the net book value of our real estate assets. See "Our Real Estate Business — Description of Our Income-Producing Property Portfolio". Members of the Magna group are our primary tenants and currently provide in excess of 99% of the annual real estate revenue generated by our income-producing properties. We expect to develop or acquire additional income-producing properties in the future, some of which may be leased by parties other than the Magna group. See "Our Real Estate Business Strategy".

        As at March 31, 2003, we also had development properties with a net book value of $82.9 million and three properties held for sale with a net book value of $4.1 million. Our development properties include approximately 915 acres of properties held for development. See "Our Real Estate Business — Description of Properties Under Development" and "— Description of Properties Held for Development or for Sale".

Our Investment in MEC

        Our investment in MEC consists of 58,466,056 shares of its Class B Stock and 4,362,328 shares of its Class A Subordinate Voting Stock, representing approximately 96% of the total voting power of its outstanding stock and approximately 59% of the total equity interests in MEC.

        MEC is North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC has substantial real estate holdings in excess of that needed to support its operations, located primarily in the vicinity of its racetracks in the United States and Canada, totalling 314 acres with a net book value of $100.9 million as of March 31, 2003. See "Our Investment in Magna Entertainment Corp."

        MEC is a separate public company with its own board of directors (which includes a majority of outside directors) and management team. We view our shareholdings in MEC as a strategic investment that will potentially provide us with the opportunity to participate in co-developments or joint ventures should MEC pursue the development of excess lands around its racetracks or undertake other commercial real estate developments, and will also allow us to share in the future growth of MEC. See "Our Investment in Magna Entertainment Corp."

OUR REAL ESTATE BUSINESS STRATEGY

        The primary objective of our real estate business is to increase cash flow from operations, net income and the value of our real estate assets in order to maximize the return on our shareholders' equity over the long term. We intend to use our local market expertise, cost controls and long-established relationships with the Magna group to expand our existing real estate portfolio of industrial and commercial properties.

Focus on Industrial Real Estate

        Approximately 90% of our annualized lease payments is derived from single tenant industrial properties leased to members of the Magna group, while most of the remaining 10% is derived from commercial properties leased to that same group of tenants. Although our future development and acquisition strategy will likely involve broadening our real estate holdings to include additional commercial real estate, we expect our property portfolio to continue to be comprised primarily of industrial properties. We believe that this property type offers attractive returns and stable cash flow for the following reasons:

  •
  Lease terms favourable to landlord:  Industrial buildings generally are leased on a "triple-net" basis, under which tenants are contractually obligated to pay directly or reimburse the landlord for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures, reducing both our risk and our management costs.

  •
  Lower capital requirements for landlord:  The cost per square foot of constructing industrial buildings is generally lower than the cost of constructing office or retail properties. In addition, relative to other property types, tenant inducements are generally not required to lease or renew industrial space, minimizing the level of capital expenditures necessary to sustain rental income.

  •
  Single tenant properties:  Virtually all our industrial buildings are leased by a single operating unit within the Magna group. This minimizes administrative overhead requirements typically associated with the management of multiple tenant properties.

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  Supply built on demand:  The comparatively stringent completion timing and customized infrastructure that are required for automotive industrial buildings relative to other property types has resulted in less speculative building within the sector and, therefore, a supply of industrial buildings that more closely corresponds to tenant demand. This generally keeps vacancy levels lower than for other property types and produces greater rental revenue stability.

  •
  Readily saleable and financeable:  Industrial real estate under long-term leases, both individually and packaged as portfolios, is sought by a wide variety of institutional and other investors because of the relative stability of its returns.

Focus on Existing Geographic Markets with Established Local Expertise

        Our geographic expansion to date has been driven by the growth of the Magna group. The majority of our existing portfolio of income-producing properties is located in Canada, the United States, Mexico, Austria and Germany. Our strategy is to expand our business in these geographic areas to leverage our current resources and local market expertise.

Focus on Growth

        We expect to derive our future real estate revenue growth from three principal sources: (1) our existing real estate portfolio; (2) our property development business; and (3) our acquisition of additional industrial and commercial properties, both from the Magna group (typically following a business acquisition) and from third parties.

  Existing Real Estate Portfolio

        Our strategy is to increase the cash flow generated from our existing income-producing properties through contractual rent increases provided for in our leases and by renewing or replacing expiring leases with new leases at competitive rental rates.

  •
  Contractual step-ups in rental rates:  Existing leases within our property portfolio provide for periodic rent escalations based either on fixed rate step increases or on the basis of an increase in the consumer price index (subject to certain caps).

  •
  Lease renewals:  Our portfolio generally has built-in renewal options tied either to market rental rates or to inflation (limited in the latter case to an increase of 10% over the expiry year's rent).

  Property Development

        Our property development business strategy focuses on:

  •
  Property development for the Magna group:  We expect that our historic and continuing landlord-tenant relationship with the Magna group will continue to be a basis for growth for the foreseeable future. The developments we undertake on behalf of the Magna group can be characterized as "build-to-suit" projects, as the contractual arrangements with the tenant are established prior to commencing construction. We use our local market knowledge in our principal markets to complete site and building permit approvals, design the project, achieve competitive pricing and meet the tenant's stringent timing requirements. We believe that we have a significant advantage in securing new development projects from the Magna group because:

  •
  we have experienced management and employees with knowledge of the development requirements associated with the business of the Magna group acquired through past projects;

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  our historical relationship with the Magna group has resulted in standard lease forms for each type of property and jurisdiction, reducing the time and cost of negotiating lease terms, enabling management of both the landlord and the tenant to focus on timely completion of projects;

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  our detailed specifications, construction contract documents and cost control procedures reduce timelines and costs, resulting in competitive rents for our tenants; and

  •
  we have the confidence of our tenants that we will meet their time requirements for commencement of production.

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  Expansion, upgrade or reconfiguration opportunities:  Within our existing property portfolio, we expect to have ongoing opportunities with our existing tenants with respect to expansion, upgrade and reconfiguration projects on our properties, which, together with property development for the Magna group, have been a dependable and stable source of growth for us in the past. Please refer to the "Annual Development and Acquisition Expenditures" chart under "Description of Our Income-Producing Portfolio — Historical Growth of Our Income-Producing Portfolio", which shows our annual expenditures for developments and acquisitions for the three-year period ended December 31, 2002.

  •
  Other development opportunities:  Although no such opportunities have been considered to date, as a separate public company, we will use our experience gained through our dealings with the Magna group to selectively assess industrial, commercial and other property development opportunities that may arise with other parties, which may include MEC, either alone or on a joint venture basis. See "Our Investment in Magna Entertainment Corp."

  Acquisitions of Additional Properties

        We will actively seek to acquire properties to grow our property portfolio:

  •
  Acquisitions from the Magna group:  We will continue to seek to acquire industrial and commercial properties from the Magna group which we will lease back to members of the Magna group on a long-term basis. Examples of these acquisitions and leasebacks include certain real estate properties that were part of Magna's acquisitions of Donnelly Corporation and the Eurostar facility in 2002, which in the aggregate added approximately $100 million to the net book value of our real estate properties.

  •
  Acquisitions from third parties:  We will selectively acquire industrial, commercial or mixed-use properties, individually or on a portfolio basis, where initial yields are attractive or can be improved through leasing existing vacancies, increasing rental rates, undertaking property expansion, upgrade or reconfiguration projects or disposing of surplus assets.

  •
  Acquisitions of land:  We will selectively acquire land holdings when strategic opportunities arise.

Capitalize on Our Competitive Advantages

        We believe that our real estate business has a number of advantages relative to our competitors, including:

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  we are well positioned to receive future development business from the Magna group, based on our successful track record and our long history of property development for the Magna group on a global basis;

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  we have a large, geographically diversified portfolio of properties that provides significant opportunities for expansion and income growth;

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  we have a strong balance sheet with substantially less leverage than the industry norm, which provides us with the financial flexibility to pursue attractive business and strategic opportunities;

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  we have considerable experience in on-time, on-budget land and property development across numerous geographic markets;

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  we have standard construction documents for use in all jurisdictions in which we carry on business, as well as detailed specifications and cost control measures which enable us to compress project timelines and improve returns; and

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  we have an experienced management team and support staff familiar with the building and infrastructure requirements of our automotive tenants.

OUR REAL ESTATE BUSINESS

Introduction

        Our real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale.

        The following table sets out a summary profile of the aggregate net book value of our real estate assets in millions of dollars as at March 31, 2003.

Location	Income-Producing Property Portfolio	Properties Under Development	Properties Held for Development	Properties Held for Sale	Total
North America
Canada	$289.2	0.2	$40.5	—	$329.9
U.S.	179.2	$3.2	23.0	$4.1	209.5
Mexico	74.4	—	6.4	—	80.8
Europe
Austria	320.5	2.0	7.6	—	330.1
Germany	82.5	—	—	—	82.5
Other	32.2	—	—	—	32.2

Total in $	$978.0	$5.4	$77.5	$4.1	$1,065.0

Total as a %	91.8%	0.5%	7.3%	0.4%	100.0%

        The following chart shows the relative values, on a net book value basis, of our real estate assets as at March 31, 2003 by geographic region.

Real Estate Assets by Geographic Region
(Net Book Value as at March 31, 2003)

Description of Our Income-Producing Property Portfolio

        Our income-producing property portfolio is comprised of 106 properties located in North America and Europe representing, in the aggregate, 24.4 million square feet of leaseable area, all of which are leased, either by way of operating leases or direct financing leases (also referred to as capital leases). Our income-producing properties consist of heavy industrial manufacturing facilities, light industrial properties, corporate offices, product development and engineering centres and test facilities. The net book value of our income-producing properties at March 31, 2003 was $978.0 million.

        Our annualized lease payments are $110.0 million, representing a return of 11.2% on the net book value of our income-producing property portfolio as at March 31, 2003. When we use the term annualized lease payments in this prospectus, we mean the lease payments for April 2003 multiplied by twelve. Rents denominated in foreign currencies have been converted to U.S. dollars based on exchange rates in effect as at March 31, 2003. These amounts do not conform to revenue recognition policies under Canadian generally accepted accounting principles. We have used annualized lease payments rather than actual 2003 lease payments in this prospectus, because the forecast of such amounts for 2003 would be a prediction dependent on many factors, including currency fluctuations for the remainder of the year, results of ongoing negotiations with tenants concerning scheduled rent increases and possible rent adjustments, and additional acquisitions and dispositions of properties, which may or may not occur during the remainder of the year. See "Management's Discussion and Analysis of Annual Results of Operations and Financial Condition — Critical Accounting Policies — Lease Accounting and Revenue Recognition".

  Historical Growth of Our Income-Producing Property Portfolio

        The historical growth in our income-producing property portfolio, from 75 properties totalling approximately 12.4 million square feet in 1998 to 106 properties totalling approximately 24.4 million square feet of leaseable area at March 31, 2003, reflects the strong growth in the Magna group's business. The total leaseable area of our income-producing property portfolio has increased by approximately 11.2 million square feet (net of dispositions) between the end of 1998 and December 31, 2002, representing a four-year compound annual growth rate of 17.5%.

        The following chart shows the historical growth in total leaseable area (net of dispositions) and number of properties within our income-producing property portfolio.

Income-Producing Property Portfolio
Total Leaseable Area and Number of Properties

        The following chart shows our annual expenditures for developments and acquisitions for the three-year period ended December 31, 2002.

Annual Development and Acquisition Expenditures

  (1)
  Includes $25.0 million of properties acquired as part of Magna's acquisition of Donnelly Corporation which is not reflected in our 2002 combined statement of cash flows as the acquisition was accounted for as a non-cash contribution by Magna.

        Our average annual expenditures were approximately $110 million per year over the three-year period ended December 31, 2002, comprised of approximately $70 million per year in development expenditures and approximately $40 million per year in acquisitions. For the quarter ended March 31, 2003, our development and acquisitions expenditures totalled $39.1 million. See "Management's Discussion and Analysis of Annual Results of Operations and Financial Condition" and "Management's Discussion and Analysis of First Quarter Results of Operations and Financial Condition" for a discussion of these expenditures.

  Schedule of Lease Expiries

        Leases expiring in the next five years represent no more than 2.0% of the leaseable area of our income-producing property portfolio in any particular year. Leases representing approximately 82% of our total leaseable area expire in 2013 or later. As of March 31, 2003, the weighted average remaining term to expiry based on leaseable area for our income-producing property portfolio was approximately 12 years.

        The following chart shows the percentage of leaseable area in any particular year that is represented by leases scheduled to expire in that year, disregarding renewal options.

Income-Producing Property Portfolio
Lease Expiry Schedule

  Geographic Diversification of Our Income-Producing Property Portfolio

        Our income-producing property portfolio consists of properties located in ten countries within North America and Europe. The following chart shows a breakdown of our $110.0 million of annualized lease payments by country. The bracketed symbols denote the currencies in which our leases are denominated.

Income-Producing Property Portfolio
Breakdown of Annualized Lease Payments by Country

  Tenant Mix

        Magna and its subsidiaries are the tenants of all but two of our income-producing properties. As at March 31, 2003, Magna and its wholly-owned subsidiaries and their respective operating units collectively represented approximately 71% of our annualized lease payments, while the publicly traded subsidiaries of

Magna other than MEC (namely Intier, Decoma and Tesma) and their respective operating units collectively represented virtually all of the remaining 29%. The chart below sets out a breakdown of our annualized lease payments by Magna operating group.

Income-Producing Property Portfolio
Breakdown of Annualized Lease Payments by
Magna Operating Group

        The lease obligations of the tenant normally reside with non-public subsidiaries within the Magna group. Based on annualized lease payments, only 16.5% of our leases are with Magna itself while an additional 9.2% are with or guaranteed by one of Intier, Decoma or Tesma. In the remaining cases, these publicly traded parent companies are neither parties to, nor guarantors of, the lease obligations of the Magna group tenant. As a general business practice, we seek a guarantee of the tenant's obligations from a more senior member of the Magna group where appropriate. See "Description of Magna".

  Select Highlights of Our Development and Acquisition Activities

1999	In 1999, we added in total approximately 6.6 million square feet (net of dispositions) to our income-producing property portfolio.

We added 4.1 million square feet to our income-producing property portfolio comprising the existing Magna Steyr (Thondorf) facility in Graz, Austria, as part of Magna's acquisition of Steyr-Daimler-Puch AG. This facility is used to assemble complete vehicles for DaimlerChrysler and to facilitate the launch of future assembly programs.

We completed three significant development projects, including a 443,714 square foot facility for Cosma (Formex) and a 204,061 square foot facility for Cosma (Pressmex) on our industrial campus near Saltillo, Mexico. These plants produce frames for General Motors. We also completed a 371,150 square foot facility for Magna Steyr (Powertrain) in Lannach, Austria. This facility produces components for DaimlerChrysler, BMW, Volkswagen, General Motors and Renault/Nissan.

We completed five expansion projects totalling approximately 395,000 square feet, including a 115,539 square foot addition to the Cosma (Drive Automotive) facility in South Carolina and a 115,000 square foot addition to the Decoma (Mytox) facility in Toronto.
2000	In 2000, we added in total approximately 1.0 million additional square feet (net of dispositions) to our income-producing property portfolio.

The primary growth area in 2000 was expansions, with eight projects totalling approximately 700,000 square feet. These included a 247,480 square foot addition to the Cosma (Formex) facility in Saltillo, Mexico and a 137,287 square foot addition to the Cosma (Autotek) facility in Puebla, Mexico.

We acquired two properties totalling approximately 116,000 square feet and completed three development projects, including a 198,050 square foot facility for Decoma (Anotech) in the Greater Toronto Area.
2001	In 2001, we added in total approximately 0.6 million additional square feet (net of dispositions) to our income-producing property portfolio.
We added three properties totalling approximately 299,000 square feet to our income-producing property portfolio.

We completed three development projects totalling approximately 593,000 square feet. These developments included a 289,035 square foot facility for Magna Steyr (Powertrain) in Ilz, Austria, which assembles powertrain components for DaimlerChrysler, BMW, Volkswagen and General Motors, and a 221,612 square foot office, product development and engineering facility for Intier in Novi, Michigan.
We also completed eight expansion projects totalling approximately 404,000 square feet, including a 179,552 square foot expansion of the Cosma (Pressmex) facility in Saltillo, Mexico.
2002	In 2002, we added approximately 3.0 million additional square feet (net of dispositions) to our income-producing property portfolio.

We acquired properties totalling approximately 2.1 million square feet, including eight properties from Magna Donnelly totalling approximately 783,000 square feet. We also acquired the 906,207 square foot Magna Steyr (Eurostar) assembly facility in Graz, Austria. This facility will be used to assemble the BMW X3. We acquired both the Magna Donnelly and Magna Steyr (Eurostar) properties in conjunction with acquisitions by Magna.

We completed one major development project, a 548,101 square foot facility for Cosma (Modatek) in Milton, Ontario. This facility will be used to produce frames for DaimlerChrysler and engine cradles for General Motors.
We completed seven expansion projects totalling approximately 604,000 square feet, including a 290,520 square foot expansion for the Magna Steyr (Magna Heavy Stamping) facility in Albersdorf, Austria.
2003
In the first quarter of 2003, we acquired the Tesma campus in the Greater Toronto Area, consisting of a head office and two manufacturing facilities, totalling 375,030 square feet. These facilities were constructed by us on behalf of Tesma in 2001. In addition, we completed an expansion of the Thondorf and Eurostar facilities in Graz, Austria totalling 184,905 square feet.

        As we are currently wholly owned by Magna, all our development and acquisition activities to date have been funded by Magna.

  Summary Tables Regarding Our Income-Producing Portfolio

        The following tables provide summary information regarding our income-producing property portfolio as at March 31, 2003. There are no vacant properties in the income-producing property portfolio.

Income-Producing Property Portfolio Summary — Cdn. Dollar Lease Payments

	Operating Group of Magna(1)	Type of Use(2)	Year of Construction/ Expansion(3)	Site Area (Acres)		Leaseable Area (Square Feet)	Initial Lease Term(4) (Years)	Lease Expiry (Year)
CANADA (Cdn. $)
Greater Toronto Area (GTA)
Aurora	Magna Corporate	HQ OFF, R&D	1997	7.1		143,196	19	2017
Aurora	Intier	MP	1995	10.0		121,920	7	2005
Aurora	Decoma	MAP	1984 / 1997	8.1		168,612	10	2008
Brampton	Cosma	MP	1998	15.8		165,444	19	2017
Brampton	Magna Corporate	TTC	1998	—	(5)	73,802	19	2017
Concord	Cosma	MP	1985 / 1987	11.7		230,098	15	2013
Concord	Decoma	MP	1999	11.4		198,050	15	2015
Concord	Decoma	MP	1987	11.3		173,445	10	2008
Concord	Decoma	MP	1997	8.7		160,552	9	2007
Concord	Intier	MP	1986 / 1994	9.0		121,145	12	2010
Concord	Decoma	MP	1968 / 1985	5.0		115,805	10	2008
Concord	Decoma	MP	1997 / 1999	6.0		115,000	8	2007
Concord	Decoma	MP	1987	8.4		113,480	10	2008
Concord	Decoma	MP	1997	10.4		109,840	10	2008
Concord	Tesma	HQ OFF	2001	5.3		38,951	10	2012
Concord	Tesma	MP	1998	9.1		190,686	10	2012
Concord	Tesma	MP	2001	11.2		145,393	10	2012
Concord	Decoma	HQ OFF, R&D	1988 / 1998	2.4		33,674	5	2003
Concord	Cosma	HQ OFF, R&D	1988 / 1998	—	(5)	12,859	10	2008
Etobicoke	Cosma	MAP	1985 / 2002	7.9		222,865	15	2013
Markham	Decoma	MP	1979 / 1985	4.9		90,253	5	2006
Markham	Tesma	MP	1984 / 1994	5.1		98,893	15	2012
Milton	Cosma	MP	1987 / 1996	63.0		928,617	19	2017
Milton	Cosma	MP	2002	81.7		548,101	15	2017
Newmarket	Intier	MAP	1984	5.9		133,207	7	2005
Newmarket	Intier	MAP	1985	7.4		85,150	11	2009
Newmarket	Intier	MP	1985	7.3		80,782	5	2004
Newmarket	Intier	MP	1984	4.0		73,307	6	2004
Newmarket	Third Party	MP	1985	5.4		68,282	5	2003
Newmarket	Intier	HQ OFF, R&D	1984 / 1997	4.6		60,839	7	2005
Newmarket	Intier	MP	1984	2.6		45,936	7	2005
Richmond Hill	Decoma	MP	1978 / 1985	2.7		54,550	5	2003
Richmond Hill	Decoma	WH	1962 / 1984	2.0		44,740	10	2007
Scarborough	Cosma	MP	1975 / 1990	3.7		86,817	5	2004
Scarborough	Cosma	WH	1998	3.9		24,207	5	2003
Scarborough	Decoma	WH	1998	—	(5)	16,822	5	2004
Southwestern Ontario
Oldcastle	Intier	MP	1990	5.5		56,952	5	2003
St Catharines	Cosma	MP	1999	8.5		66,700	15	2015
St Thomas	Cosma	MP	1991	85.3		1,082,067	19	2017
St Thomas	Cosma	MP	1985	23.2		305,653	15	2013
Tecumseh	Intier	MP	1989 / 1995	18.1		291,927	15	2013
Tillsonburg	Third Party	WH	1975	29.7		253,214	5	2003

Total Canada						7,151,833
% of Income-Producing Property Portfolio Leaseable Area						29.3%
Average Remaining Lease Term — weighted by Leaseable Area						9.8 Years
Annualized Lease Payments (in thousands)						Cdn.$47,265
Annualized Lease Payments per square foot						Cdn.$6.61

(1)
Represents the Magna operating group of the tenant. In most cases, the tenant's obligations under the lease are not guaranteed by its public company parent. See "— Tenant Mix" above. Third Party indicates properties leased to tenants other than the Magna group.
(2)
MP = Manufacturing plant; MAP = Manufacturing and assembly plant; OFF = Office; HQ OFF = Head office; R&D = Product development and engineering facility; TTC = Technical training centre; WH = Warehouse.
(3)
Indicates year of initial construction and year of most recent expansion or renovation. May not indicate all expansion or renovation projects since initial construction.
(4)
From date of lease commencement.
(5)
Included in the site area of the immediately preceding property.

Income-Producing Property Portfolio — U.S. Dollar Lease Payments

	Operating Group of Magna(1)	Type of Use(2)	Year of Construction/ Expansion(3)	Site Area (Acres)	Leaseable Area (Square Feet)	Initial Lease Term(4) (Years)	Lease Expiry (Year)
UNITED STATES ($)
Illinois
Nashville	Intier	MP	1987	24.6	194,014	12	2010
Iowa
Belle Plaine	Cosma	MP	1995	16.9	90,125	15	2013
Montezuma	Cosma	MP	1972 / 1999	14.1	194,267	15	2013
Montezuma	Cosma	OFF	1972	1.3	6,368	5	2003
Red Oak	Intier	MP	1967 / 1992	19.0	196,531	10	2008
Traer	Cosma	MP	1984 / 1997	10.7	138,130	15	2013
Victor	Cosma	MP	1979 / 2000	18.6	177,359	15	2013
Williamsburg	Cosma	MP	1979 / 2000	30.5	239,519	15	2013
Williamsburg	Cosma	MP	1997	5.0	72,000	15	2014
Williamsburg	Cosma	TY	1984	6.0	5,600	15	2013
Maryland
Westminster	Cosma	MP	1993 / 1996	8.0	87,062	15	2013
Westminster	Cosma	MP	1984	7.9	84,843	15	2013
Michigan
Alto	Magna Donnelly	MP	1985	30.4	171,218	15	2013
Brighton	Intier	MP	1996	18.9	175,529	15	2013
Grand Haven	Magna Donnelly	MP	1987	14.0	151,387	15	2017
Holland	Magna Donnelly	MP	1986	21.0	196,820	15	2017
Holland	Magna Donnelly	MP	1993	8.8	114,805	15	2017
Holland	Magna Donnelly	MP	1987	20.2	113,300	15	2017
Holland	Magna Donnelly	OFF	1905 / 1997	5.5	27,787	10	2012
Livonia	Intier	MP	1961 / 1995	1.9	24,000	10	2008
Novi	Intier	OFF, R&D	2002	30.0	304,000	15	2017
Sterling Heights	Tesma	MP	1985 / 1995	8.6	84,846	15	2017
Troy	Decoma	OFF	1997	10.6	111,500	8	2008
Missouri
Pacific	Intier	MP	1990	21.9	246,004	15	2013
South Carolina
Piedmont	Cosma	MP	1994 / 1999	81.9	521,641	19	2017
Tennessee
Clinton	Cosma	MP	1987 / 1998	104.3	292,508	19	2017
Milan	Intier	MP	1972 / 1991	29.6	190,569	10	2008

Total United States					4,211,732
% of Income-Producing Property Portfolio Leaseable Area					17.3%
Average Remaining Lease Term — weighted by Leaseable Area					11.4 Years
Annualized Lease Payments (in thousands)					$18,485
Annualized Lease Payments per square foot					$4.39
MEXICO ($)
Coahuila
Ramos Arizpe	Cosma	MP	1998 / 2000	66.1	691,194	18	2017
Ramos Arizpe	Cosma	MP	1998 / 2000	28.6	383,613	18	2017
Ramos Arizpe	Intier	MP	2001	7.1	82,215	10	2010
Ramos Arizpe	Magna Steyr	MP	2000	6.4	67,611	10	2010
Saltillo	Cosma	MP	1993 / 1999	11.9	47,231	15	2013
Nuevo Leon
Acuna	Intier	MP	1988	9.6	160,582	15	2013
Guadalupe	Magna Donnelly	MP	2000	6.4	61,571	15	2017
Puebla
Puebla	Cosma	MP	1992 / 2000	18.5	353,638	15	2013

Total Mexico					1,847,655
% of Income-Producing Property Portfolio Leaseable Area					7.6%
Average Remaining Lease Term — weighted by Leaseable Area					12.9 Years
Annualized Lease Payments (in thousands)					$9,135
Annualized Lease Payments per square foot					$4.94

(1)
Represents the Magna operating group of the tenant. In most cases, the tenant's obligations under the lease are not guaranteed by its public company parent. See "— Tenant Mix" above.
(2)
MP = Manufacturing plant; OFF = Office; R&D = Product development and engineering facility; TY = Trucking yard.
(3)
Indicates year of initial construction and year of most recent expansion or renovation. May not indicate all expansion or renovation projects since initial construction.
(4)
From date of lease commencement.

Income-Producing Property Portfolio Summary — Euro Lease Payments

	Operating Group of Magna(1)	Type of Use(2)	Year of Construction/ Expansion(3)	Site Area (Acres)		Leaseable Area (Square Feet)	Initial Lease Term(4) (Years)	Lease Expiry (Year)
AUSTRIA (EUR)
Lower Austria
Oberwaltersdorf	Magna Corporate	HQ OFF, R&D	1995	4.9		72,818	15	2013
Styria
Albersdorf	Magna Steyr	MP	1997	35.0		750,284	15	2016
Graz	Magna Steyr	MAP, TT	1942 / 2000	144.0		3,818,519	19	2017
Graz	Magna Steyr	MAP	1991 / 2001	53.1		1,090,612	15	2017
Ilz	Magna Steyr	MP	2001	17.0		289,035	15	2016
Lannach	Magna Steyr	MP	1999 / 2003	40.0		592,229	15	2014
Weiz	Cosma	MP	1989 / 2000	10.4		140,074	15	2016
Weiz	Cosma	MP	2003	—	(5)	202,329	15	2018
Weiz	Magna Donnelly	MP	1988 / 2001	6.0		68,631	15	2013
Vienna
Ebergassing	Intier	MP	1907 / 1994	17.8		357,900	10	2008
Upper Austria
Weikersdorf	Magna Donnelly	MP	1990	11.1		177,600	15	2017

Total Austria						7,560,031
% of Income-Producing Property Portfolio Leaseable Area						31.0%
Average Remaining Lease Term — weighted by Leaseable Area						13.7 Years
Annualized Lease Payments (in thousands)						EUR34,840
GERMANY (EUR)
Baden Württemberg
Bopfingen	Cosma	MP	1982	4.0		29,149	15	2017
Esslingen / Altbach	Decoma	MP	1955 / 1985	15.2		299,676	15	2013
Markgroningen	Intier	MP	1955 / 1992	14.8		596,496	15	2013
Sulzbach	Decoma	MP	1970 / 2003	34.0		527,155	15	2012
Bavaria
Heiligenstadt	Cosma	MP	1980 / 2002	3.7		161,060	15	2017
Lohr am Main	Intier	MP	1920 / 1992	6.4		181,867	15	2013
Straubing	Intier	MP	1987 / 2000	17.3		228,276	15	2013
Hesse
Obertshausen	Decoma	MP	1969 / 1999	17.8		471,168	25	2023
Niedersachsen
Salzgitter	Cosma	MP	1972 / 1996	12.7		163,428	15	2017
Thuringen
Schleiz	Magna Donnelly	MP	1991	15.1		42,033	15	2017

Total Germany						2,700,308
% of Income-Producing Property Portfolio Leaseable Area						11.1%
Average Remaining Lease Term — weighted by Leaseable Area						12.8 Years
Annualized Lease Payments (in thousands)						EUR8,315
BELGIUM (EUR)
Braine l'Alleud	Decoma	MP	1996 / 1997	7.0		111,353	19	2017
Braine l'Alleud	Decoma	MP	2002			39,812	15	2017

Total Belgium						151,165
% of Income-Producing Property Portfolio Leaseable Area						0.6%
CZECH REPUBLIC (EUR)
Ceske Velenice	Cosma	MP	1996 / 2001	7.5		100,869	15	2018

Total Czech Republic						100,869
% of Income-Producing Property Portfolio Leaseable Area						0.4%
SPAIN (EUR)
Barcelona	Magna Donnelly	WH	1998 / 2001	4.9		74,664	5	2007

Total Spain						74,664
% of Income-Producing Property Portfolio Leaseable Area						0.3%

Total EUR-Denominated						10,587,037
% of Income-Producing Property Portfolio Leaseable Area						43.4%
Average Remaining Lease Term — weighted by Leaseable Area						13.5 Years
Annualized Lease Payments (in thousands)						EUR44,952
Annualized Lease Payments per square foot						EUR4.25

(1)
Represents the Magna operating group of the tenant. In most cases, the tenant's obligations under the lease are not guaranteed by its public company parent. See "— Tenant Mix" above.
(2)
MP = Manufacturing plant; MAP = Manufacturing and assembly plant; HQ OFF = Head office; R&D = Product development and engineering facility; TT = Testing track; WH = Warehouse.
(3)
Indicates year of initial construction and year of most recent expansion or renovation. May not indicate all expansion or renovation projects since initial construction.
(4)
From date of lease commencement.
(5)
Included in the site area of the immediately preceding property.

Income-Producing Property Portfolio Summary — Pound Sterling and Other Lease Payments

	Operating Group of Magna(1)	Type of Use(2)	Year of Construction/ Expansion(3)	Site Area (Acres)	Leaseable Area (Square Feet)	Initial Lease Term(4) (Years)	Lease Expiry (Year)
UNITED KINGDOM (£)
Bristol	Intier	MP	1959	17.9	182,000	15	2013
Nottingham	Intier	MP	1965	17.3	282,754	15	2013
Redditch	Intier	MP	1995	5.0	90,395	15	2013

Total United Kingdom					555,149
% of Income-Producing Property Portfolio Leaseable Area					2.3%
Average Remaining Lease Term — weighted by Leaseable Area					10.7 Years
Annualized Lease Payments (in thousands)					£1,098
Annualized Lease Payments per square foot					£1.98
POLAND (Zloty)
Myslowice Palencia	Intier	MP	1995 / 2000	1.5	31,215	10	2010

Total Poland					31,215
% of Income-Producing Property Portfolio Leaseable Area					0.1%
Income-Producing Property Portfolio — Totals
Total Income-Producing Property Portfolio Leaseable Area					24,384,621
Average Remaining Lease Term — weighted by Leaseable Area					11.9 Years
Annualized Lease Payments (in thousands)(5)					U.S.$110,045
Annualized Lease Payments per square foot(5)					U.S.$4.51

(1)
Represents the Magna operating group of the tenant. In most cases, the tenant's obligations under the lease are not guaranteed by its public company parent. See "— Tenant Mix" above.
(2)
MP = Manufacturing plant.
(3)
Indicates year of initial construction and year of most recent expansion or renovation. May not indicate all expansion or renovation projects since initial construction.
(4)
From date of lease commencement.
(5)
Foreign currency lease payments were converted to U.S. dollars based on exchange rates in effect at March 31, 2003.

Summary Descriptions of Principal Income-Producing Properties By Region

  Income-Producing Properties Located in Canada

        Our 42 Canadian income-producing properties are in Ontario, with 36 properties located in the Greater Toronto Area (or GTA), representing approximately 80% of the Canadian income-producing properties based on annualized lease payments. The balance of the portfolio is located in Southwestern Ontario. All the leases for properties in Canada are denominated in Canadian dollars.

Description of Principal Markets

        The Greater Toronto Area has a population in aggregate of almost five million, including 2.5 million within the City of Toronto. The GTA industrial leasing sub-market was comprised of approximately 642 million square feet at the end of 2002 with an average vacancy rate of 5.4%. Demand and supply continued to be generally in equilibrium, as positive net absorption totalled 8 million square feet and new construction added 7.7 million square feet during the year. Net rental rates, given the relatively low vacancy levels, were stable through much of 2002, with a weak third quarter followed by a rebound in the fourth quarter of the year.(1)

(1)
Colliers International Industrial Report — Greater Toronto; Fourth Quarter 2002.

Property Highlights — Canada

  Cosma (Modatek) — Milton, Ontario is a 548,101 square foot manufacturing facility on 81.7 acres leased to Modatek, an operating unit of Cosma, with an initial term expiring in 2017. The lease provides for rent step-ups every five years tied to the local consumer price index (subject to certain caps), with two 12-year renewal options at inflation-adjusted rent (not exceeding 110% of the expiry year's rent). The tenant manufactures engine cradles for General Motors' Delta program and will manufacture frames for DaimlerChrysler's new Durango sport utility vehicle. The annualized lease payment is approximately Cdn. $7.5 million.

  Cosma (Formet) — St. Thomas, Ontario is a 1,082,067 square foot manufacturing facility on 85.3 acres, leased to Formet, an operating unit of Cosma, with an initial lease term expiring in 2017. The lease provides for annual rent step-ups based on the local consumer price index (subject to certain caps), with two 12-year renewal options at inflation-adjusted rent (not exceeding 110% of the expiry year's rent). The tenant manufactures frames for the General Motors GMT800 program (full-size pickup trucks). The annualized lease payment is approximately Cdn. $6.8 million.

  Cosma (Karmax) — Milton, Ontario is a 928,617 square foot manufacturing facility on 63 acres leased to Karmax Heavy Stamping, an operating unit of Cosma, with an initial lease term expiring in 2017. The lease provides for annual rent step-ups based on the local consumer price index (subject to certain caps), with two 12-year renewal options at fair market rent. The tenant manufactures and assembles metal products for DaimlerChrysler's 300M, Concorde and Intrepid, as well as for the Ford Windstar. The annualized lease payment is approximately Cdn. $5.4 million.

  Magna Headquarters — Aurora, Ontario is a 143,196 square foot office and research and development facility built in 1997 that serves as Magna's corporate headquarters, with an initial lease term expiring in 2017. The lease provides for annual rent step-ups based on the local consumer price index (subject to certain caps), with two 12-year renewal options at inflation-adjusted rent (not exceeding 110% of the expiry year's rent). The annualized lease payment is approximately Cdn. $5.0 million.

  Income-Producing Properties in the United States

        Our income-producing property portfolio includes 27 properties in the United States. All the leases for properties in the United States are denominated in U.S. dollars. Approximately 47% of the annualized lease payments from our income-producing properties in the United States is derived from properties located in Michigan, 22% is derived from a property in South Carolina and 13% is derived from properties located in Iowa. The remainder of our United States annualized lease payments are derived from properties located in Tennessee, Illinois, Missouri and Maryland.

Description of Principal Markets

        The Detroit metropolitan area has a population in aggregate of approximately 4.4 million and is well known as the headquarters for General Motors and Ford as well as the North American headquarters of DaimlerChrysler. The Metropolitan Detroit industrial leasing sub-market for the warehouse/manufacturing sector was comprised of approximately 373 million square feet at the end of 2002, with an average vacancy rate of 12.6%, a vacancy increase of 1% from the prior year-end. The R&D/ high-tech industrial leasing sub-market was comprised of approximately 20 million square feet with a vacancy rate of 19.3%, also a 1% increase from the prior year-end.(1)

(1)
Colliers International Market Report — Metro Detroit; Fourth Quarter 2002.

Property Highlights — United States

  Cosma (Drive Automotive) — Piedmont, South Carolina is a 521,641 square foot manufacturing facility on an 82 acre site, leased to Drive Automotive, an operating unit of Cosma, for an initial term expiring in 2017. The lease provides for annual rent step-ups based on the local consumer price index (subject to certain caps), with two 12-year renewal options at inflation-adjusted rent (not exceeding 110% of the expiry year's rent). The tenant manufactures stamped Class A metal parts for the BMW Z4 roadster. The annualized lease payment is approximately $4.1 million.

  Intier (Novi) — Novi, Michigan is a 304,000 square foot office, product development and engineering facility built in 2001 and expanded in 2002 on a 30 acre site, leased to Intier America, an operating unit of Intier, with an initial term expiring in 2017. The lease has periodic fixed rent steps and two 5-year renewal options at fair market rent. The annualized lease payment is approximately $3.5 million.

  Income-Producing Properties in Mexico

        Our income-producing property portfolio includes eight properties in Mexico. All the leases for properties in Mexico are denominated in U.S. dollars. Our Mexican income-producing properties are located in the states of Puebla, Coahuila and Nuevo Leon.

Description of Principal Markets

        Saltillo, the state capital of Coahuila, and the nearby community of Ramos Arizpe are located near the south-east border of the State of Coahuila, within approximately 60 miles of Monterrey. Saltillo has a population of approximately 550,000 and is located approximately three hours by land from the U.S. border. Saltillo/Ramos Arizpe is one of the most important manufacturing areas in the country with significant foreign investment. Between 1994 and 1999, more than $2.9 billion in direct investment flowed into the area. DaimlerChrysler and General Motors have manufacturing plants located in Saltillo and Ramos Arizpe, respectively.

        Puebla State is located in the extreme east of the basin of the river Balsas on the Gulf of Mexico. The State has a population of approximately five million. The State capital, Puebla City, is a colonial city located 80 miles southeast of Mexico City and has a population of approximately 2.5 million. Puebla City is home to the Mexican manufacturing facilities of Volkswagen, the area's major employer.

Property Highlights — Mexico

  Cosma (Formex/Pressmex) — Ramos Arizpe, Coahuila includes two industrial buildings of 691,194 and 383,613 square feet leased respectively to Formex and Pressmex, both operating units of Cosma, constructed between 1998 and 2001, with initial terms expiring in 2017. The leases provide for annual rent step-ups based on the U.S. consumer price index (subject to certain caps), with two 12-year renewal options at inflation-adjusted rent (not exceeding 110% of the expiry year's rent). The tenants manufacture frames for the General Motors GMT800 program (full-size sport utility vehicles). The annualized lease payments are approximately $3.5 million (Formex) and $2.6 million (Pressmex).

  Cosma (Autotek) — Puebla, Mexico is a 353,638 square foot manufacturing facility, leased to Autotek, an operating unit of Cosma, with an initial term expiring in 2013. The lease provides for annual rent step-ups based on the U.S. consumer price index (subject to certain caps) and two 5-year renewal options at fair market rent. The tenant manufactures stampings for DaimlerChrysler, Volkswagen and General Motors. The annualized lease payment is approximately $1.5 million.

  Income-Producing Properties in Austria

        Our income-producing property portfolio includes 11 properties in Austria, with all lease payments denominated in euros. The European headquarters of Magna are situated in Oberwaltersdorf near Vienna. Approximately 93% of the Austrian income-producing properties based on annualized lease payments are located in the Province of Styria.

Description of Principal Markets

        Styria has a population of approximately 1.2 million. Graz, Austria's second largest city after Vienna, is the capital of the province and has a population of approximately 250,000. Vehicle manufacturing and electronics are a focus of the Styria area. Magna's Eurostar and Thondorf plants (our two largest income-producing properties globally) are located in Graz. Graz is located approximately 120 miles south of Vienna. Our other Austrian properties are located primarily in the vicinity of Graz. Lannach is located 17 miles south of Graz and Albersdorf is located 19 miles northeast of Graz. Ilz is located 14 miles east of Albersdorf. Oberwaltersdorf is located approximately 12 miles south of Vienna.

Property Highlights — Austria

  Magna Steyr (Thondorf/Eurostar) — Graz includes the 3,818,519 square foot Thondorf complex comprised of office, manufacturing, engineering and testing facilities with a test track on a 144 acre site built in 1942 and expanded most recently in 2002, as well as the adjacent 1,090,612 square foot Eurostar auto assembly plant located on a 53.1 acre site. Each complex is leased to an operating unit of Magna Steyr for an initial term expiring in 2017. The leases provide for rent step-ups every five years tied to inflation (subject to certain caps), with three 10-year renewal options at fair market rent. The facilities are used to assemble vehicles for DaimlerChrysler including the Jeep Grand Cherokee, the Mercedes E-class, the Mercedes G-class and the Chrysler Voyager minivan, and will also be used to assemble the Saab 93 cabriolet and the BMW X3 sport activity vehicle. The annualized lease payments are approximately EUR 12.2 million for Thondorf and approximately EUR 8.2 million for Eurostar.

  Magna Steyr (Magna Heavy Stamping) — Albersdorf is a 750,284 square foot manufacturing facility on a 35 acre site constructed in 1997 and leased to an operating unit of Magna Steyr for an initial term expiring in 2016. The tenant has two 5-year renewal options at fair market rent. The tenant produces metal stampings primarily for vehicles assembled by Magna Steyr. The annualized lease payment is approximately EUR 3.9 million.

  Magna Steyr (Steyr Powertrain Lannach) is a 592,229 square foot manufacturing facility on a 40 acre site built in 1999 and expanded in 2001 and 2003, leased to Steyr Powertrain, an operating unit of Magna Steyr, for a 15-year term expiring in 2014. The tenant has two 5-year renewal options at fair market rent. The tenant manufactures components for Volkswagen, General Motors, BMW, Renault/Nissan, Ford and DaimlerChrysler. The annualized lease payment is approximately EUR 4.5 million.

  Magna European Headquarters — Oberwaltersdorf is a 72,818 square foot office, product development and engineering facility on a 4.9 acre site built in 1995 as the European headquarters for Magna. The facility is leased to a subsidiary of Magna for an initial term expiring in 2013. The tenant has two 5-year renewal options at fair market rent. The annualized lease payment is approximately EUR 0.9 million.

  Income-Producing Properties in Germany

        Our income-producing property portfolio includes ten properties in Germany. All the leases for properties located in Germany are denominated in euros. Our German income-producing properties are located in smaller communities in the south of Germany in close proximity to Frankfurt, Stuttgart and neighbouring Austria. The properties are primarily located in the states of Baden-Württemberg (Markgroningen, Altbach, Sulzbach), Hesse (Obertshausen) and Bavaria (Straubing).

        Baden-Württemberg is an important European business and industrial location. DaimlerChrysler, Bosch, Porsche, SAP and IBM have their headquarters in the state. Stuttgart, the capital of Baden-Württemberg, has a population of 582,000. Sulzbach is located approximately 60 miles west of Stuttgart. Markgroningen is situated approximately 13 miles northwest of Stuttgart. Altbach is situated approximately six miles southeast of Stuttgart.

Property Highlights — Germany

  Decoma (Decoform) — Sulzbach is a 527,155 square foot manufacturing facility leased to Decoform, an operating unit of Decoma, for an initial term expiring in 2012. The tenant has two 12-year renewal options at fair market rent. The tenant produces exterior components for DaimlerChrysler and Volkswagen. The annualized lease payment is approximately EUR 1.9 million.

  Intier (Naher) — Markgroningen is a 596,496 square foot manufacturing facility leased to Naher, an operating unit of Intier, for an initial term expiring in 2013. The tenant has two 5-year renewal options at fair market rent. The tenant manufactures interior components for DaimlerChrysler, BMW, Porsche and Volkswagen. The annualized lease payment is approximately EUR 1.4 million.

  Income-Producing Properties in Other European Locations

        Our income-producing property portfolio also includes three properties in the United Kingdom, the leases for which are all denominated in British pounds.

        We also have two income-producing properties in Belgium, one property in Spain, one property in the Czech Republic and one in Poland. With the exception of Poland, lease payments in respect of these properties are denominated in euros.

Description of Our Development Business

        We have completed major development and expansion projects in both the North American and European markets. We undertake each new industrial or commercial development project when a prospective tenant is identified and initiate construction once the tenant enters into a binding commitment to lease property from us. As part of our management of a development project from inception, we review building and location requirements, including building specifications and floor plans, working closely with the tenant to ensure the proposed property meets the tenant's specifications and needs.

        Projects are typically identified once a significant new automotive supply contract has been awarded to one of our Magna group tenants. The specifics of the contract are analyzed as to timing for production, location of the tenant's customer and the method of shipment and timing allocated to shipping. 'Just-in-time' delivery plants generally require locations in the immediate vicinity of the Magna group customer, while others may be located up to several hundred miles away. Based on these specific criteria, we analyze a number of locations (both greenfield sites and existing vacant plants) in a search area that is defined jointly by ourselves and the tenant. On greenfield sites we typically short list sites that are fully serviced and zoned when available. Our site analysis also takes into consideration physical, legal and environmental due diligence, as well as an economic analysis of demographics, labour costs, local tax regime, government incentive programs, and infrastructure requirements of the proposed development. During due diligence, we fully cost the project and execute a binding term sheet with the tenant which sets out the physical requirements of the project and major terms of the lease.

        Once a site has been selected, we work with the tenant to negotiate with local governments for related infrastructure approvals and permits. We also research and apply for local government incentive programs which provide funding or tax incentives for the proposed investment.

        For certain construction projects, we use our experience and local expertise to act as the general contractor or to segregate pricing requirements for specific elements of a project to maximize returns and minimize construction costs. On the remainder of our projects, we outsource the design and construction of our projects. Depending on the nature and location of the project, we either manage our construction with regular on-site supervisory employees, or remotely through cost, scope of work and other management control systems. We do not have long-term contractual commitments with our contractors, consultants or suppliers of materials, who are generally selected on a competitive bid basis. We have established a network of local builders in our principal areas of business in Detroit, Ontario and Mexico, through whom we have confidence in meeting construction budgets and completion timelines. In Europe, our management team in Oberwaltersdorf, Austria, has developed similar relationships to enable us to meet our budgetary and timing requirements in Germany, Austria and elsewhere in Europe. During construction, we closely monitor the construction process and related payments of construction draws. Once construction is complete, we perform a final site review with the tenant and obtain tenant sign-offs in order to identify and remedy any deficiencies before occupancy by the tenant and release of holdback monies to the builder. Our standardized lease documentation is implemented at the end of the project.

        We have consistently met the stringent production launch requirements of the Magna group for both greenfield developments and expansions. Noteworthy accomplishments in recent years include:

Cosma (Modatek):
Within a period of approximately 18 months, we commenced and completed the greenfield construction of Cosma's Modatek plant in Milton, Ontario, consisting of approximately 550,000 square feet. This building has substantial 50-foot high bay areas, heavy press pits, an approximately 50,000 square foot e-coating area, and integrated high voltage electrical distribution.
Cosma (Formex and Pressmex):
Within approximately 15 months, we commenced and completed the approximately 440,000 and 204,000 square foot greenfield construction of Cosma's Formex and Pressmex plants, respectively, at our Saltillo industrial campus. These heavy manufacturing plants also consist of substantial high bay areas, press pits, reinforced concrete and electrical requirements.
Decoma (Anotech):	Within less than 12 months, we commenced and completed the approximately 200,000 square foot greenfield construction of Decoma's Anotech facility in the Greater Toronto Area.

Magna Steyr (Powertrain):	Within less than 12 months, we commenced and completed the approximately 289,000 square foot greenfield construction of a new Magna Steyr Powertrain assembly plant in Ilz, Austria.
Cosma (Formex and Pressmex Expansions):	Within 11 months, we commenced and completed expansions of approximately 250,000 and 180,000 square feet for Formex and Pressmex, respectively.

Description of our Properties Under Development

        We currently have approximately 250,000 square feet of projects in various stages of development. The total cost through completion for these projects is expected to be in the range of $35 million to $40 million, $5.4 million of which had been spent as of March 31, 2003. Some of our principal projects underway are described below. We expect to complete each of these projects within the next 12 months.

Cosma (Drive Automotive):
An approximately 82,000 square foot expansion for Cosma (which is the first phase of a 275,000 square foot expansion) for the extension of this Class A stamping and assembly building in Piedmont, South Carolina to allow for the production of stamped Class A metal parts for the Mercedes M-class.
Magna (Systemtechnik):	An approximately 100,000 square foot new facility for the Systemtechnik training and research and development centre in Albersdorf, Austria.
Magna Steyr (Eurostar and Thondorf):	Continued development of infrastructure for ongoing projects at both the Eurostar and Thondorf assembly facilities for Magna Steyr in Graz, Austria.

Description of Properties Held for Development or for Sale

         We have approximately 915 acres available for development in Canada, the United States, Austria and Mexico, with a net book value of $77.5 million at March 31, 2003. We also have three properties, with an aggregate book value of $4.1 million, which are no longer of strategic value and are for sale. We estimate that the fair market value of these three properties is at least equal to their net book value.

Government Regulation

        We are subject to a wide range of laws and regulations imposed by governmental authorities, including in particular zoning, building and similar regulations that affect our development activities, and environmental laws that affect us as an owner and developer of real property. See "Risk Factors — Risks Related to the Real Estate Industry — Real estate investments are subject to numerous risks that could adversely affect our operating results, many of which are beyond our control".

        We are also subject to environmental laws and regulations relating to air emissions, soil and ground water quality, wastewater discharge, waste management and storage of hazardous substances. Our standard forms of lease permit us to conduct environmental assessments and audits from time to time at our own expense. We do not generally conduct ongoing environmental assessments of our leased income-producing properties other than at the time of acquisition of a property since our tenants are generally responsible for the environmental integrity of the properties on which they operate, and are also required by the terms of the lease to provide us with copies of any environmental reports that they create or obtain. Pursuant to Magna's Health, Safety and Environmental Policy, the members of the Magna group generally cause a Phase I environmental site assessment to be conducted with respect to each of their operations at least once every three years, as well as Phase II environmental audits of properties, as appropriate, to follow up on issues identified by the Phase I assessments. These inspections are conducted by independent recognized environmental consulting firms.

        Our standard forms of lease also require the tenant to assume the costs of environmental compliance, including remediation or clean-up of any contamination on the leased premises. This applies whether or not such contamination occurred prior to the tenant's use of the property, unless the tenant can establish that the contamination was not caused by or exacerbated by the tenant's use of the property. Despite our tenants'

obligation to indemnify us, we are responsible under applicable law for ensuring that a particular property complies with environmental laws. See "— Leasing Arrangements" below.

        We are also subject to environmental laws and regulations requiring investigation and clean-up of environmental contamination. Our tenants operate certain manufacturing facilities that use environmentally sensitive processes and hazardous materials. From time to time our tenants' operations and our properties may become the subject of complaints from adjacent landowners, or inquiries or investigations of environmental regulators. All of the costs to date have been incurred entirely by our tenants pursuant to the terms of our leases with them.

        To date, environmental laws and regulations have not had a material adverse effect on our operations or financial condition. However, changes in these government laws and regulations are ongoing and may make environmental compliance increasingly expensive. We cannot predict future costs which we may incur to meet environmental obligations.

Employees

        We have employed approximately 30 people in our real estate business for each of the past three years, the majority of whom are based at our headquarters in Aurora, Canada, and the balance of whom are located in Europe. We are not party to any collective bargaining agreements with any of our employees.

Leasing Arrangements

Negotiations with the Magna Group

        Although we are under common control with the operating units of the Magna group who are our tenants, all of Magna's operating units, including us, operate as autonomous profit centres, with the compensation of the senior management of each unit generally tied to the profitability of that unit. Accordingly, we believe that all our negotiations with our tenants have been conducted on an arm's length basis. Members of the Magna group have in the past engaged in real estate development activities directly or with our competitors, including in circumstances where we have declined opportunities with terms or in locations we did not consider sufficiently attractive. As a general business practice, we contract with operating units of the Magna group that we consider sufficiently creditworthy, or we seek a guarantee from a more senior entity within the Magna group. See "Affiliate Relationships and Transactions" and "— Description of Our Income-Producing Property Portfolio — Tenant Mix".

Triple-Net Leases

        Our leases are generally on a "triple-net" basis and provide that the tenant is responsible for all costs of occupancy, including operating costs, property taxes, the costs of maintaining insurance in respect of the property and maintenance costs. The tenant is not responsible for income taxes or capital taxes charged to us.

        We are responsible for structural defects and repairs relating to reasonable wear and tear to the structural elements of the properties. Some leases provide that we must repair any serious damage to the base building systems. Generally, where a lease commenced within one year of the substantial completion of the relevant premises, we have provided a warranty expiring one year after substantial completion with respect to certain components of the building (including HVAC systems, electrical systems, plumbing systems and the roof membrane). In addition, some leases provide that we are also responsible for vacant land not used in any way by the tenant.

Contractual Step-Ups in Rental Rates

        Our existing leases generally provide for periodic rent escalations based either on fixed-rate step increases or on the basis of a consumer price index adjustment (subject to certain caps). For examples of representative lease terms, see "— Summary of Principal Income-Producing Properties by Region" above.

Renewal Options Tied to Market Rental Rates

        A significant portion of our portfolio has built in renewal options, generally tied to either market rental rates or to inflation (limited in the latter case to an increase of 10% of the expiry year's rent). The determination of market rent is generally subject to arbitration. In most cases, the market rental rate is calculated without reference to the value of improvements paid for by the tenant and, in some cases, offers to lease made by competitors of the tenant are specifically excluded from the determination of market rent.

Obligation to Restore Premises

        Our leases generally provide that the tenant is obligated to restore the premises to a condition consistent with their condition on the commencement date of the lease, subject to reasonable wear and tear. Some leases do not require that the tenant remove minor alterations where our consent was not required for their installation.

Environmental Obligations

        Our leases also provide that the tenants must maintain the properties in accordance with applicable laws, including environmental laws. The tenant must remove all hazardous and toxic substances from the premises when and as required by applicable laws, regulations and ordinances and in any event prior to the termination of its occupation of the premises. This applies whether or not the contamination occurred prior to the tenant's use of the property, unless the contamination was not caused by or exacerbated by the tenant's use of the property. The leases generally also contain indemnities in our favour with respect to environmental matters. Those indemnities expire after a specified period of time following the termination of the lease. The leases generally provide that we may conduct environmental assessments and audits from time to time at our sole expense. See "— Government Regulation" above.

Restrictions on Sales and Tenant Rights to Purchase

        Approximately 70% of our leases based on annualized lease payments include a right of refusal in favour of the tenant with respect to the purchase of the property in question. This right typically provides the tenant with a right to match any third party offer within a prescribed period of time, failing which we are free to accept the offer and complete the sale to the third party. Some leases provide that so long as the tenant is controlled, directly or indirectly, by Magna, we may not sell the property to a competitor of the tenant without the tenant's consent.

Tenant Assignment Rights

        The leases contain a restriction on assignment by the tenant without our consent, other than to affiliates or associates of the tenant. The leases do not restrict a change of control of the tenant.

Termination Rights

        Some Austrian leases provide that the tenant can terminate the lease at any time upon 12 months' notice. In these cases, the tenant has generally provided a guarantee from a non-Austrian affiliate for performance of the lease obligations that would have arisen had the termination not occurred.

Operating Policies and Restrictions

        We are a real estate operating company, not a real estate investment trust, or REIT. Accordingly, we are not subject to the same type of restrictions on investments, borrowings, distributions and other activities that are customarily found in the trust instrument that governs the operations of a REIT. Our board of directors and officers actively manage our real estate, including arranging for purchases, sales, leases, maintenance and insurance, the purchase, sale and servicing of any mortgages and investment advisory services. We do not currently, and have no current intention to, outsource any of the management activities listed above.

        Other than to comply with any general limitations imposed by law, we have no established policies with respect to the issuance of senior securities, borrowing money, making loans to other persons, investing in the securities of other issuers for the purpose of exercising control, engaging in the purchase and sale (or turnover) of investments, offering securities in exchange for property or repurchasing or otherwise reacquiring our shares or other securities. Our board of directors may establish such policies or we may engage in any of the above actions without a vote of our shareholders if our board of directors determines, upon evaluating each situation individually, that it views the action to be in the best interests of us and our shareholders. Although we have authorized in our charter an unlimited number of Preference Shares, we have no current intention to issue any series of Preference Shares. See "Description of Our Share Capital — Share Capital — Preference Shares". We will not underwrite securities of other issuers. In the past three years, we have engaged in none of these activities, except that we have borrowed money from Magna and purchased real estate as described in "Management's Discussion and Analysis of Annual Results of Operations and Financial Condition", "Management's Discussion and Analysis of First Quarter Results of Operations and Financial Condition" and "Our Real Estate Business — Description of Our Income-Producing Property Portfolio — Select Highlights of Our Development and Acquisition Activities".

        We do not currently intend to invest in real estate mortgages, securities of or interests in persons primarily engaged in real estate activities or other securities, although nothing in our charter restricts our board of directors from causing us to engage in such activities without a vote of our shareholders. With respect to our investments in real estate and interests in real estate, our directors will establish guidelines for our officers to evaluate each investment individually with a view to the best interests of us and our shareholders. While nothing in our charter imposes restrictions on officers and directors in respect of these investments, our corporate history and strategy is described elsewhere in this prospectus under "Our Company", "Our Real Estate Business Strategy" and "Our Real Estate Business".

        Currently, our strategy as described in "Our Real Estate Business Strategy — Focus on Existing Geographic Markets with Established Local Expertise" is to expand our business in our current geographic areas, a chart describing the relative values of which can be found under "Our Real Estate Business — Introduction". We initially propose to acquire real estate in our current geographic areas, although our board of directors will review opportunities outside these areas as they may arise from time to time.

        Other than limitations imposed by Ontario corporate law, we have no policies restricting directors, officers, shareholders or affiliates from having pecuniary interests in investments to be acquired or disposed of or engaging for their own account in business activities similar to ours. However, each of our officers other than our chairman works for us on a full-time basis, and any material transaction engaged in between us and our directors, officers, shareholders or affiliates are subject to Ontario corporate law and will be approved by disinterested directors according to procedures described under "Affiliate Relationships and Transactions — Relationship with Magna". These procedures generally do not require a vote of our shareholders.

        We expect to announce by press release our quarterly financial results 35 to 45 days after the end of each quarter and our annual financial results 45 to 60 days after the end of each year. We also expect to distribute to our shareholders quarterly reports within 60 days of the end of each quarter and an annual report within 140 days after the end of each year. Each quarterly and annual report will include our financial statements for the period and the corresponding period of the prior year, as well as Management's Discussion and Analysis of Results of Operations and Financial Condition for the period. The financial statements contained in our annual report will be audited by our independent public accountants. We will arrange for the mailing of proxy solicitation material at least 21 days prior to meetings of shareholders in accordance with Canadian rules.

        We intend to keep our shareholders informed concerning all material financial and other affairs. Our policy is to issue media releases on a timely basis concerning any developments we consider material to our shareholders.

OUR INVESTMENT IN MAGNA ENTERTAINMENT CORP.

General

        Our investment in MEC consists of 58,466,056 shares of its Class B Stock and 4,362,328 shares of its Class A Subordinate Voting Stock, representing approximately 96% of the total voting power of its outstanding stock and approximately 59% of the total equity interests in MEC. The Class B Stock of MEC is entitled to 20 votes per share and is convertible into shares of MEC's Class A Subordinate Voting Stock on a one-for-one basis. MEC's Class A Subordinate Voting Stock trades on the Nasdaq National Market under the trading symbol "MECA" and on the Toronto Stock Exchange under the trading symbol "MEC.A". While there is currently no market for MEC's Class B Stock, based on the closing price of MEC's Class A Subordinate Voting Stock on the Nasdaq National Market on July 7, 2003, the current market trading value of our interest in MEC is approximately $304.7 million.

        MEC has its own board of directors (which includes a majority of outside directors) and management team. We view our shareholdings in MEC as a strategic investment that will potentially provide us with the opportunity to participate in co-developments or joint ventures should MEC pursue additional development of excess lands around its racetracks or undertake other commercial real estate developments, and will allow us to share in the future growth of MEC.

        Although we have no current plans to do so, we may make further investments in MEC, whether in the form of debt, equity or otherwise, or we may decrease our holdings in MEC. We are not subject to any restrictions regarding future investments in MEC and have not guaranteed any of MEC's debt obligations or other commitments.

Business of Magna Entertainment Corp.

        MEC is North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC currently operates or manages eleven thoroughbred racetracks, two standardbred racetracks, one racetrack which runs both thoroughbred and standardbred meets and one greyhound racetrack, as well as the simulcast wagering venues at these tracks. In addition, MEC operates off-track betting ("OTB") facilities and a national account wagering business known as XpressBet™ which permits customers to place wagers by telephone and over the Internet on horse races at up to 70 racetracks in North America. MEC also owns and operates HorseRacing TV™, a new television network focused exclusively on horse racing that was launched on the Racetrack Television Network ("RTN") in July 2002. HorseRacing TV™ is currently carried on cable systems in eight states, with over one million subscribers to date. MEC is in ongoing discussions with cable and satellite operators with the goal of achieving broader distribution for HorseRacing TV™. RTN, in which MEC has a one-third interest, was formed to telecast races from MEC's racetracks and other racetracks, via private direct-to-home satellite, to paying subscribers. For the year ended December 31, 2002, MEC's operations generated consolidated revenues of $540.3 million. For the three months ended March 31, 2002 and 2003, MEC's operations generated consolidated revenues of approximately $248.2 million and $270.1 million, respectively.

        Since December 1998, MEC has acquired seven large racetrack operations in North America: Santa Anita Park near Los Angeles, Gulfstream Park near Miami, Golden Gate Fields and Bay Meadows near San Francisco, Lone Star Park at Grand Prairie near Dallas and The Maryland Jockey Club, which operates Laurel Park in Maryland and Pimlico Race Course in Baltimore, home of the Preakness Stakes®, the middle jewel in thoroughbred racing's Triple Crown. MEC has also acquired the racetrack operations of The Meadows near Pittsburgh, Thistledown near Cleveland, Remington Park in Oklahoma City, Great Lakes Downs in Muskegon, Michigan, Portland Meadows near Portland, Oregon, Multnomah Greyhound Park also near Portland, Oregon and Flamboro Downs in Hamilton, Ontario. MEC owns all the land on which these racetracks are located, with the exception of Bay Meadows, Lone Star Park at Grand Prairie, Remington Park, Portland Meadows and Multnomah Greyhound Park where MEC leases the land from third parties. These acquisitions have enabled MEC to secure the ownership rights to what MEC believes is some of the highest quality and most popular live horse racing content in North America, based on standard industry measures, such as total handle, average daily attendance and average daily wagering, both on and off-track. MEC believes that the aggregation of this high-quality content, combined with a strong branding strategy and the introduction of new media distribution technologies, will enhance the distribution of its content and help it develop new sources of revenues. MEC intends to continue to acquire strategic racetracks and other related assets on a selective basis.

        MEC distributes its live racing content to approximately 1,000 off-track and inter-track venues, including other racetracks, OTB facilities and casinos in the United States, Canada, Mexico, the Caribbean and the United Kingdom. MEC intends to expand the distribution of this content in these markets and, to the extent permitted by various regulatory regimes, in additional markets, particularly emerging electronic media-based markets, such as wagering via interactive television and the Internet.

        In conjunction with its racetrack operations, MEC owns and operates thoroughbred training centres situated near San Diego, California, in Palm Beach County, Florida and in the Baltimore, Maryland area. MEC believes that facilities such as these will provide it with a competitive advantage by helping it to attract additional high-quality horses to its racetracks and to expand its field sizes. MEC believes that this will allow it to increase both its number of live races and the total amount wagered on its races.

        Legislators in a number of the states in which MEC's racetracks operate are considering the legalization of alternative gaming at racetracks. As a result of the Flamboro Downs acquisition, MEC is developing a relationship with the Ontario Lottery and Gaming Corporation, which operates the gaming facility at Flamboro Downs. MEC expects that the ownership of Flamboro Downs and this relationship will enable it to develop additional expertise in the issues surrounding the operation and management of alternative gaming facilities at racetracks.

        MEC employed approximately 5,100 employees as of December 31, 2002, of whom approximately 3,000 were represented by unions.

MEC's Strategy

        Since MEC's inception in 1998, MEC has experienced significant growth in scale and profitability through a strategic acquisition program. MEC intends to grow and develop its business further by:

Continuing to Integrate Acquisitions by Employing "Best Practice" Improvements at its Racetracks

        Through its acquisitions, MEC owns some of the largest and what it believes to be some of the highest-quality thoroughbred racetracks in North America, as measured in terms of total handle, average daily attendance and average daily wagering both on and off-track. MEC believes that the increased scale and integration of its racetrack operations and related wagering operations will afford it the opportunity to both grow its revenues and achieve significant operational synergies through the implementation of best practices, cost reductions realized from economies of scale and increased efficiencies. MEC intends to improve the quality of the live racing experience by upgrading and expanding the infrastructure of its properties in order to attract the best available horses, trainers and jockeys.

Expanding the Distribution of Live Racing

        MEC currently distributes its live racing to inter-track and off-track venues in the United States, Canada, Mexico, the Caribbean and the United Kingdom. MEC believes that, subject to applicable regulation, significant opportunities exist to expand the distribution of its content through the further development of its simulcasting operations and its XpressBet™ Internet and telephone account wagering business, as well as the development of new forms of account wagering, including interactive television in the United States.

Further Developing an Integrated Branding and Marketing Strategy

        MEC intends to combine its racing content, and possibly the racing content from racetracks not owned by it, and market this content under its brand name. MEC believes that aggregating this content would offer pari-mutuel wagering venues that import its content greater convenience and lower operating costs, while offering customers at their facilities access to more racing content, including signals that the venue operators may not have purchased as stand-alone products. MEC believes that packaging its product this way will increase the exposure of its smaller racetracks.

Improving the Quality of the Entertainment Experience at MEC's Racetracks and OTB Facilities

        MEC believes that the horse racing industry does not currently reach a large portion of its potential customer base. MEC is attempting to increase attendance at its racetracks and broaden the appeal of horse racing by developing higher-quality racetrack facilities with a wider variety of amenities. MEC will seek to enter into joint venture arrangements with strategic partners to develop leisure and entertainment-based real estate projects on land surrounding, or adjacent to, certain of its premier racetracks. Such developments could include retail shopping facilities, restaurants, hotels and entertainment projects. Subject to regulatory approval, these developments may also involve the integration of other gaming operations, such as video lottery terminals or similar gaming devices.

Obtaining Broader Distribution of HorseRacing TV™

        MEC believes that broad television distribution will help increase future interest in horse racing and attract additional wagering customers. In the effort to broaden the audience, reach and appeal of horse racing and wagering across North America, MEC is pursuing carriage agreements with multiple system digital cable operators and direct broadcast satellite operators for HorseRacing TV™. The carriage agreements that MEC is seeking for HorseRacing TV™ would package the network with other digital sports programming sold to subscribers.

Selectively Acquiring and Developing Additional Strategic Racetracks and Related Assets

        MEC will selectively pursue the acquisition and development of strategically important, geographically diverse racetracks and related operations in order to increase its ownership of live racing content. MEC intends to simulcast this content to other pari-mutuel wagering venues and to increase both the number of days in the year and hours in the day that MEC offers wagering on live and simulcast races.

MEC's Real Estate Portfolio

        As of March 31, 2003, the aggregate net book values of MEC's real estate were as follows:

At March 31, 2003
(in millions)
Revenue-producing racing real estate	$472.0
Excess racing real estate	100.9
Development real estate	75.3
Revenue-producing non-racing real estate	72.3
Non-core real estate	11.1

Total	$731.6

        Included in MEC's loss before income taxes and minority interest for the year ended December 31, 2002 are gains on the sale of its non-core real estate of $15.2 million (2001 — $20.4 million; 2000 — $7.0 million). MEC expects the gains from sales of its non-core real estate to be reduced to zero over the next year as the balance of its non-core real estate is sold. MEC is actively marketing and intends to continue to sell the balance of its non-core real estate in order to provide capital to grow and enhance its racing business; accordingly, MEC is currently servicing, improving and seeking zoning and other approvals for some of this real estate in order to enhance its value on sale.

        In addition to its non-core real estate, MEC currently has substantial holdings of excess racing real estate and revenue-producing non-racing real estate. MEC is continually re-evaluating each of these holdings in relation to its core business activities. MEC will, from time to time, sell or otherwise monetize some or all of these real estate holdings in order to fund the growth of its core racing operations and related businesses. The aggregate net book value of these excess real estate assets, including MEC's remaining non-core real estate, was $179.6 million and $184.4 million as of December 31, 2002 and March 31, 2003, respectively.

        Included in MEC's excess racing real estate is land adjacent to several of its racetracks, Santa Anita Park, Gulfstream Park, Golden Gate Fields, Lone Star Park, Laurel Park and Pimlico Race Course, totalling approximately 314 acres. MEC is considering a variety of options with respect to this excess land, including entertainment and retail-based developments that could be undertaken in conjunction with business partners who could be expected to provide the necessary marketing and development expertise, as well as the necessary financing.

        MEC's development real estate includes: approximately 562 acres of land in Ebreichsdorf, Austria, located approximately 15 miles south of Vienna, on which MEC has commenced development of a horse racetrack and gaming facility; approximately 110 acres of undeveloped land in Oberwaltersdorf, Austria, also located approximately 15 miles south of Vienna; approximately 800 acres of undeveloped land in upstate New York; approximately 260 acres of undeveloped land in Dixon, California located approximately 20 miles west of Sacramento and approximately 435 acres of undeveloped land in Ocala, Florida.

        MEC's revenue-producing non-racing real estate consists of two golf courses that MEC owns and operates, Fontana Sports and Magna Golf Club, related recreational facilities and gated residential communities under development in Austria and in Canada in close proximity to the golf courses. Fontana Sports, which opened in 1997, is a semi-private sports facility located in Oberwaltersdorf, Austria that includes an 18-hole golf course, a clubhouse which contains dining facilities, a pro shop, a tennis club and a fitness facility. The Magna Golf Club, which is in Aurora, Ontario, adjacent to MEC's and Magna's headquarters approximately 30 miles north of Toronto, opened in May 2001. The clubhouse was completed in the spring of 2002 and contains dining facilities, a members' lounge, a pro shop and a fitness facility.

Government Regulation

        Horse racing is a highly regulated industry. Individual states control the operations of racetracks located within their respective jurisdictions with the intent of, among other things, protecting the public from unfair and illegal gambling practices, generating tax revenue, licensing racetracks and operators and preventing organized crime from involvement in the industry. Although the specific form may vary, U.S. states and Canadian provinces that regulate horse racing generally do so through a horse racing commission or other gambling regulatory authority. Regulatory authorities perform background checks on all racetrack owners prior to granting them the necessary operating licenses. Horse owners, trainers, jockeys, drivers, stewards, judges and backstretch personnel are also subject to licensing by governmental authorities. State regulation of horse races extends to virtually every aspect of racing and usually extends to details such as the presence and placement of specific race officials, including timers, placing judges, starters and patrol judges.

        In addition to state regulation of horse racing, the United States government regulates horse racing through the Interstate Horseracing Act of 1978 and the Interstate Wire Act of 1961. As a result of these two statutes, racetracks can commingle wagers from differing racetracks and wagering facilities and broadcast horse racing events to other licensed establishments. Currently, fourteen states expressly permit the licensing of an operator to conduct telephone account wagering: California, Connecticut, Kentucky, Louisiana, Maryland, Massachusetts, Nevada, New Hampshire, New Jersey, New York, North Dakota, Ohio, Oregon and Pennsylvania.

        MEC currently satisfies the applicable licensing requirements of the racing and gambling regulatory authorities in each state and province where it maintains racetracks and/or carries on business, including the California Horse Racing Board, the Florida Department of Business and Professional Regulation Division of Pari-Mutuel Wagering, the Texas Racing Commission, the Maryland Racing Commission, the Virginia Racing Commission, the Oklahoma Horse Racing Commission, the Ohio State Racing Commission, the Office of the Racing Commissioner of the Michigan Department of Agriculture, the Pennsylvania Harness Racing Commission, the Nevada Gaming Commission, the New Jersey Casino Control Commission, the Oregon Racing Commission, the Ontario Racing Commission and the Alcohol and Gaming Commission of Ontario. As part of this regulation, licenses to conduct live horse racing and to participate in simulcast wagering are required, and there is no assurance that these licenses will be granted, renewed or maintained in good standing, as applicable.

Environmental Matters

        MEC is subject to a wide range of requirements under environmental laws and regulations relating to wastewater discharge, waste management and storage of hazardous substances. Those requirements include United States Environmental Protection Agency (EPA) and state regulations that address the impacts of manure and wastewater generated by concentrated animal feeding operations (or CAFOs) on water quality, including, but not limited to, stormwater discharges. CAFO regulations include permit requirements and water quality discharge standards. Enforcement of CAFO regulations has been receiving increased governmental attention. Compliance with these and other environmental laws and regulations can, in some circumstances, require significant capital expenditures. Moreover, violations can result in significant penalties and, in some cases, interruption or cessation of operations. Historically, environmental laws and regulations have not had a material adverse effect on MEC's financial condition and operating results.

        A dispute with the EPA (which has since been resolved) involving the Portland Meadows racetrack caused MEC to postpone the planned opening of that facility's 2001-2002 meet on September 1, 2001. The dispute with the EPA concerned the amount of stormwater the facility must capture and send to the municipal sewers during heavy rain. The Portland Meadows facility ultimately opened in October 2001 for an abbreviated race meet which concluded on February 10, 2002. Pursuant to a consent decree that MEC entered into with the EPA, it completed the construction of a stormwater retention system acceptable to the EPA in May 2002. Live racing resumed at Portland Meadows in October 2002.

        MEC's receipt of the necessary regulatory permits and other approvals to operate the Palm Meadows facility is conditional on its agreement to haul horse manure off-site on an interim basis, to post a performance bond to service such obligation, and to either have an approved treatment facility in place by November 15, 2003, or to have received all required permits and other approvals for such facility, commenced construction and posted a performance bond by November 15, 2003, to ensure the completion of the treatment facility by at latest November 15, 2004. In the event of a breach of any of those timelines, MEC will be forced to cease operations at Palm Meadows.

        Additionally, MEC's Gulfstream Park facility received a Notice of Violation (or NOV) from Broward County indicating violations of the facility's wastewater discharge permit. MEC is presently negotiating a compliance plan with Broward County to address the NOV. However, MEC does not believe that the resulting compliance plan or any penalties that may be assessed will have a material adverse effect on its financial condition and operating results.

        While MEC has environmental permits for many of its racetracks and is taking steps to comply with them and other applicable environmental legal requirements, it cannot assure you that it has all required environmental permits or is otherwise in compliance with all applicable environmental requirements. Where MEC determines that an environmental permit or other remediation or compliance programs are required of existing or acquired racetracks, it intends to seek the necessary approvals, which may require it to make significant capital expenditures. Also, changes in governmental laws and regulations are ongoing, as evidenced by proposed changes to the CAFO regulations that would significantly increase the burden of CAFO regulations, and may make environmental compliance increasingly expensive. In addition to environmental requirements that regulate MEC's operations, various environmental laws and regulations in the United States, Canada and Europe impose liability on it as a current or previous owner and manager of real property, for the cost of maintenance, removal and remediation of hazardous materials released or deposited on or in properties now or previously managed by it or disposed of in other locations. MEC has adopted a health and safety and environmental policy, pursuant to which it is committed to ensuring that a systematic review program is implemented and monitored for each of its operations with a goal of continued improvement in health and safety and environmental matters. MEC believes that environmental legal requirements will not have a material adverse impact on its business, although there can be no assurance of that.

        A subsidiary of Magna has agreed to indemnify MEC in respect of environmental remediation costs and expenses relating to existing conditions at some of its Austrian real estate properties.

THE SPIN-OFF TRANSACTIONS

        We are currently a wholly-owned subsidiary of Magna. As described in more detail under the heading "Our Company", we were established by Magna to acquire and hold, either directly or indirectly through our subsidiaries, substantially all of the real estate owned by the Magna group and used in their automotive parts operations.

        Subject to the approval of Magna's shareholders at a special meeting scheduled for August 19, 2003, Magna intends to reorganize our holdings and corporate structure and distribute all of our shares to its shareholders on a one-for-two pro rata basis. This reorganization and spin-off will include the following steps:

  •
  Certain properties and subsidiaries currently held by the Magna group will be transferred to us. Following these transfers, we will, directly or indirectly, own the properties described in more detail under "Our Real Estate Business".

  •
  Magna will make equity contributions to our company to allow us to repay our intercorporate indebtedness to Magna as of June 30, 2003. Any intercorporate indebtedness between us and Magna arising after June 30, 2003 will be settled in cash within 30 days following the completion of the spin-off transactions.

  •
  Our predecessor entity, 1305272 Ontario Inc., will amalgamate with certain of its affiliates pursuant to the Business Corporations Act (Ontario) to continue as our company, MI Developments Inc. As a result of this amalgamation our company will own, directly or indirectly, all of Magna's holdings in MEC. See "Our Investment in Magna Entertainment Corp."

  •
  Our articles of amalgamation will provide for a share capital structure that largely mirrors Magna's, such that we will have Class A Subordinate Voting Shares and Class B Shares with substantially the same relative ownership rights as the Magna Class A Subordinate Voting Shares and Magna Class B Shares, together with an authorized class of Preference Shares. See "Description of Our Share Capital".

  •
  Magna will increase the stated capital of the Magna Class B Shares by a transfer from retained earnings so that the stated capital and the paid-up capital of the Magna Class B Shares are not less than the fair market value of our Class B Shares to be received by holders of Magna Class B Shares (plus cash delivered in lieu of fractional shares) pursuant to the spin-off of our Class B Shares.

  •
  Magna will reduce the stated capital of the Magna Class B Shares and distribute all our issued Class B Shares to its Class B shareholders. Magna will then reduce the stated capital of the Magna Class A Subordinate Voting Shares, and distribute all our outstanding Class A Subordinate Voting Shares to its Class A Shareholders. Because of the similarity in our capital structures, these distributions will be made on a pro rata basis that preserves the relative rights of the Magna shareholders prior to the spin-off transactions. Accordingly, each holder of Magna Class A Subordinate Voting Shares will receive one of our Class A Subordinate Voting Shares for every two Magna Class A Subordinate Voting Shares held as of the record date for the distributions and each holder of Magna Class B Shares will receive one of our Class B Shares for every two Magna Class B Shares held as of the record date. Immediately following these distributions, we will have the same shareholders as Magna had as of the record date, and those shareholders will hold the same relative ownership interests in us as they held in Magna, ignoring fractional shares. No fractional shares will be issued and Magna shareholders will receive cash equal to the fair market value of any fractional shares to which they would otherwise be entitled. Magna has advised that it currently intends to determine the fair market value of our shares for this purpose on the basis of the weighted-average trading price for our shares on the Toronto Stock Exchange for the five days of trading in the "if, as and when issued" market immediately prior to and including the record date for the distributions.

        Upon the completion of the above transactions, Magna will no longer own any of our shares and, with the exception of any intercompany indebtedness to be settled within 30 days, we will no longer have any debt outstanding with it. Magna and our company will be under the common control of the Stronach Trust.

        The following charts identify the corporations that will amalgamate as part of the spin-off transactions, together with the impact of the amalgamation on the corporate structure through which our assets are held. For additional detail regarding our corporate legal structure and our subsidiaries following completion of the spin-off transactions, see "Corporate Structure".

MID Prior to Spin-Off Transactions(1)

MID Immediately Following Spin-Off Transactions(1)

(1)
Equity ownership is 100% unless otherwise indicated.

(2)
See "Principal Shareholders".

(3)
Remaining 41.3% equity of MEC is owned by the public shareholders.

(4)
Formed as a result of the amalgamation of 1305272 Ontario Inc., MI Developments Inc., 1276073 Ontario Inc. and
1305291 Ontario Inc.

CORPORATE STRUCTURE

        The following is a list of our principal subsidiaries and their respective jurisdictions of incorporation, as they will exist following completion of the spin-off transactions. Parent/subsidiary relationships are identified by indentations. The percentages of the votes attaching to all voting securities owned by us or over which control or direction is exercised by us is also indicated. Other than MEC, none of the entities has outstanding subordinate voting or non-voting equity securities. Subsidiaries not shown individually each represent less than 10% of our total 2002 combined revenues and total 2002 combined assets and, if considered in the aggregate, represent less than 20% of our total 2002 combined revenues and total consolidated assets. Except as described in footnote (2), our percentage voting interest is equivalent to our economic interest in each subsidiary listed below.

	Voting Securities	Jurisdiction of Incorporation
MI Developments (America) Inc.	100%	Delaware
MI Developments de Mexico, S.A. de C.V.	100%	Mexico
MI Developments Austria AG	100%	Austria
Magna Europa Liegenschaftsverwaltung GmbH	100%	Austria
MID Liegenschaftsverwaltungs AG(1)	99.9%	Austria
Magna Vierte Beteiligungs GmbH	100%	Germany
1346457 Ontario Inc.	100%	Ontario
Magna Entertainment Corp.(2)	96%	Delaware
The Santa Anita Companies Inc.	100%	Delaware
The Los Angeles Turf Club, Incorporated	100%	California
The Gulfstream Park Racing Association, Inc.	100%	Florida
Pacific Racing Association	100%	California
Bay Meadows Operating Company LLC	100%	Delaware
MEC Pennsylvania Racing, Inc.	100%	Pennsylvania
Racetrack Holdings, Inc.	100%	Delaware
MEC Lone Star, L.P.	100%	Delaware
Maryland Racing, Inc.	100%	Delaware
MEC Holdings (Canada) Inc.	100%	Ontario
Fontana Beteiligungs AG	100%	Austria
MEC Projektentwicklungs AG(1)	99.9%	Austria
MEC Grundstucksentwicklungs GmbH(1)	99.8%	Austria

(1)
The remaining shares are held by an unaffiliated third party, whose consulting firm has provided services to Magna.

(2)
We own 53,253,145 shares of Class B Stock and 4,362,328 shares of Class A Subordinate Voting Stock of MEC directly, and hold an additional 5,212,911 shares of Class B Stock of MEC through our wholly-owned subsidiary 1346457 Ontario Inc. These holdings represent in aggregate an approximately 59% equity interest and 96% voting interest in MEC. See "Our Investment in Magna Entertainment Corp."

CONSOLIDATED CAPITALIZATION

        The following table represents our combined and unaudited pro forma capitalization as at March 31, 2003 and May 31, 2003 after giving effect to the transaction described under "The Spin-off Transactions".

        You should read this table together with our unaudited combined financial statements and unaudited pro forma financial statements, including the respective notes thereto, contained elsewhere in this prospectus. Our unaudited pro forma financial statements are provided for information purposes only and may not be indicative of the results that would have occurred if the above-referenced transactions and events had been effected on the dates indicated or that may be obtained in the future.

	As at May 31, 2003		As at March 31, 2003
	Pro forma	Combined	Pro forma	Combined
(in thousands)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Real Estate Division
Long-term debt	$6,682	$6,682	$6,281	$6,281
Bank indebtedness	60	60	313	313
Magna Entertainment Corp.
Long-term debt	180,907	180,907	183,257	148,039
Note obligations(1)	207,339	67,392	207,339	67,392
Bank indebtedness		—	—	—
Minority interest in MEC(2)	318,914	308,861	318,914	308,861
Shareholders' equity or Magna's net investment(2)(3):
Magna's net investment	—	1,513,523	—	1,513,523
Class A Subordinate Voting Shares (47,284,268 shares)	1,487,837	—	1,487,837	—
Class B Shares (548,254 shares)	17,251	—	17,251	—

Total shareholders' equity or Magna's net investment	1,505,088	1,513,523	1,505,088	1,513,523

Total capitalization	$2,218,990	$2,077,425	$2,221,192	$2,044,409

(1)
Determined in accordance with Canadian generally accepted accounting principles. Under Canadian generally accepted accounting principles, the subordinated notes are recorded in part as debt and in part as minority interest. Under United States generally accepted accounting principles, the subordinated notes would be recorded entirely as debt. See note 11 to our unaudited combined financial statements and note 3 to our unaudited pro forma financial statements.

(2)
As at March 31, 2003.

(3)
Upon the completion of the spin-off transactions, we will be authorized to issue an unlimited number of Class A Subordinate Voting Shares, 706,170 Class B Shares, and an unlimited number of Preference Shares issuable in series.

SELECTED FINANCIAL INFORMATION

        The following tables summarize our combined and unaudited pro forma financial and operating information as at the dates and for the periods indicated below.

        The selected unaudited pro forma financial information as at March 31, 2003 and for the three-month periods ended March 31, 2003 and 2002 and for the year ended December 31, 2002 has been derived from, and should be read in conjunction with, our unaudited pro forma financial statements, including the notes thereto, contained elsewhere in this prospectus.

        The selected combined financial information as at March 31, 2003 and for the three-month periods ended March 31, 2003 and 2002 has been derived from, and should be read in conjunction with, our unaudited combined financial statements, including the notes thereto, contained elsewhere in this prospectus.

        The selected combined financial information as at December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002 has been derived from, and should be read in conjunction with, our combined financial statements, including the notes thereto, contained elsewhere in this prospectus.

        Selected financial information for 1999 and 1998 has not been presented because, prior to our reorganization as described under "Our Company — Our Real Estate Business", substantially all our properties were owned by automotive operating divisions of Magna and were not subject to intercompany leasing arrangements. During the six-month period over which our reorganization took place, ending in January 1999, individual properties were transferred to us and intercompany leasing arrangements in respect of these properties were entered into between us and the previous Magna group owners.

Selected Income Statement Data (in thousands, except per share figures)(1)

	Three months ended March 31,
			Year ended December 31, 2002
	2003	2002
	(unaudited)		(unaudited)
Pro forma
Revenues	$303,049	$313,843	$811,071
Operating income	36,672	38,696	21,043
Net income	$18,646	$20,587	$24,605
Basic and diluted earnings per Class A Subordinate Voting Share or Class B Share	$0.39	$0.43	$0.51
	Three months ended March 31,		Years ended December 31,
	2003	2002	2002	2001	2000
	(unaudited)
Combined
Revenues	$296,673	$267,400	$626,433	$551,212	$441,730
Operating income	29,098	40,893	10,240	32,729	12,306
Net income	$11,305	$19,903	$10,550	$33,208	$17,113

Selected Balance Sheet Data (in thousands)(1)

	March 31, 2003
			December 31,
	Pro forma Consolidated
		Combined	2002 Combined	2001 Combined	2000 Combined
	(unaudited)				(unaudited)
Total assets	$2,600,850	$2,388,308	$2,317,101	$1,655,395	$1,560,374
Total debt(2)	397,190	222,025	256,491	92,615	84,967
Minority interest	318,914	308,861	299,712	141,546	118,629
Shareholders' equity or Magna's net investment(3)	$1,505,088	$1,513,523	$1,432,225	$1,171,080	$1,184,605

(1)
None of the items in the table are materially different under U.S. GAAP for the periods referred to above, except as shown in the table below. The significant differences between Canadian and U.S. GAAP for balance sheet purposes relate to the presentation of the subordinated debentures under U.S. GAAP. On a pro forma basis as at March 31, 2003, the subordinated debentures under U.S. GAAP had the impact of decreasing total assets by $8.0 million (March 31, 2003 and December 31, 2002 — $2.8 million), increasing total debt by $15.0 million (March 31, 2003 and December 31, 2002 — $4.8 million) and decreasing minority interest by $14.6 million (March 31, 2003 and December 31, 2002 — $4.5 million). There were no differences between Canadian and U.S. GAAP that impacted the combined balance sheet as at December 31, 2001 or 2000.

        The significant differences between Canadian and U.S. GAAP operating income and net income are as follows:

(i)
U.S. GAAP net income for the year ended December 31, 2002 is lower by $5.3 million related to the elimination of the net gain on sale of real estate to Magna under U.S. GAAP.

(ii)
The remaining differences in U.S. GAAP operating income and net income for all periods below relate to reduced interest expense on the subordinated notes under U.S. GAAP.

        The above differences are explained in more detail in note 3 to our unaudited pro forma financial statements on pages F-13 through F-15; note 11 to our unaudited combined financial statements as at March 31, 2003 and for the three-month periods ended March 31, 2003 and 2002 on pages F-29 through F-31; and note 22 to our combined financial statements as at December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002 on pages F-64 through F-66.

Income Statement Data (in thousands, except per share figures)

	Three months ended March 31,
					Year ended December 31, 2002
	Pro forma Consolidated
			Combined
					Pro forma Consolidated
	2003	2002	2003	2002		Combined
	(unaudited)		(unaudited)		(unaudited)
Operating income	$37,163	$39,186	$29,297	$40,893	$22,605	$10,306
Net income	$18,886	$20,894	$11,375	$19,903	$21,332	$5,321
Basic and diluted earnings per Class A Subordinate Voting Share or Class B Share	$0.39	$0.44			$0.45

        Balance Sheet Data (in thousands)

		Combined
	Pro forma Consolidated March 31, 2003	March 31, 2003	December 31, 2002
	(unaudited)	(unaudited)
Total assets	$2,592,933	$2,385,641	$2,314,334
Total debt	412,184	226,966	261,332
Minority interest	300,124	300,108	290,978
Shareholders' equity or Magna's net investment	$1,508,123	$1,516,558	$1,435,128
(2)
Includes long-term debt, note obligations and bank indebtedness.

(3)
Magna's net investment includes both debt and equity investments, comprising our accumulated earnings, contributions by Magna less distributions to Magna, income taxes payable related to our unincorporated divisions and the currency translation adjustment.

Selected Real Estate Business Income Statement Data (in thousands)

	Three months ended March 31,
			Year ended December 31, 2002
	2003	2002
	(unaudited)		(unaudited)
Pro forma Income Statement
Revenues	$26,734	$21,375	$89,393
Operating costs and expenses:
General and administrative	2,036	1,526	7,635
Depreciation and amortization	7,209	6,428	27,410

Operating income	17,489	13,421	54,348
Gain on disposal of real estate	21	189	128

Income before income taxes	17,510	13,610	54,476
Income taxes	4,904	3,348	13,430

Net income	$12,606	$10,262	$41,046

Funds from operations(1)	$20,613	$17,113	$68,696

(1)
We measure and present funds from operations for our real estate business because it is a measure that is widely used by analysts and investors in evaluating the operating performance of real estate companies. However, funds from operations does not have any standardized meaning under Canadian or United States generally accepted accounting principles and therefore is unlikely to be comparable to similar measures presented by other companies.

        Our real estate business's funds from operations is based on information prepared in accordance with Canadian generally accepted accounting principles as follows:

	Three months ended March 31,
			Year ended December 31, 2002
	2003	2002
	(unaudited)		(unaudited)
Net income	$12,606	$10,262	$41,046
Add back (deduct) non-cash items:
Depreciation and amortization	7,209	6,428	27,410
Future income taxes	1,685	1,257	3,812
Straight-line rent adjustment	(866)	(645)	(3,444)
Gains on disposals of real estate	(21)	(189)	(128)

Funds from operations	$20,613	$17,113	$68,696

Selected Real Estate Business Income Statement Data (continued)

	Three months ended March 31,		Years ended December 31,
	2003	2002	2002	2001	2000
	(unaudited)
Income Statement
Revenues	$26,558	$19,238	$86,103	$72,751	$65,797
Operating costs and expenses:
General and administrative	1,705	1,173	6,577	6,657	10,581
Depreciation and amortization	7,173	2,388	11,194	10,541	9,725
Interest expense, net	10,501	6,087	32,862	25,208	27,764

Operating income	7,179	9,590	35,470	30,345	17,727
Gain on disposal of real estate	21	189	128	8,090	3,600

Income before income taxes	7,200	9,779	35,598	38,435	21,327
Income taxes	3,130	3,789	13,759	9,103	6,248

Net income	$4,070	$5,990	$21,839	$29,332	$15,079

Funds from operations(1)	$12,041	$9,287	$35,105	$28,260	$18,548

(1)
We measure and present funds from operations for our real estate business because it is a measure that is widely used by analysts and investors in evaluating the operating performance of real estate companies. However, funds from operations does not have any standardized meaning under Canadian or United States generally accepted accounting principles and therefore is unlikely to be comparable to similar measures presented by other companies.

        Our real estate business's funds from operations is based on information prepared in accordance with Canadian generally accepted accounting principles as follows:

	Three months ended March 31,		Years ended December 31,
	2003	2002	2002	2001	2000
	(unaudited)
Net income	$4,070	$5,990	$21,839	$29,332	$15,079
Add back (deduct) non-cash items:
Depreciation and amortization	7,173	2,388	11,194	10,541	9,725
Future income taxes	1,685	2,221	9,246	(444)	49
Straight-line rent adjustment	(866)	(645)	(3,444)	(2,381)	(2,108)
Income from direct financing leases in excess of payments	—	(683)	(4,619)	(1,525)	(1,204)
Repayment of direct financing leases	—	205	1,017	827	607
Gains on disposals of real estate	(21)	(189)	(128)	(8,090)	(3,600)

Funds from operations	$12,041	$9,287	$35,105	$28,260	$18,548

Selected Real Estate Business Balance Sheet Data (in thousands)

			December 31,
	Pro forma March 31, 2003	March 31, 2003
			2002	2001	2000
	(unaudited)				(unaudited)
Real Estate Properties:
Under operating leases	$978,037	$978,037	$515,595	$408,280	$398,064
Development properties	82,916	82,916	106,838	79,939	89,591
Properties held for sale	4,080	4,080	5,121	855	—

Total real estate properties	1,065,033	1,065,033	627,554	489,074	487,655
Direct financing leases	—	—	387,024	282,748	268,229
All other assets	39,187	47,622	42,951	25,800	23,451

Total assets	$1,104,220	$1,112,655	$1,057,529	$797,622	$779,335

Total debt	$6,594	$6,594	$6,774	$6,714	$1,261
Magna's net investment(1)	$1,065,602	$1,074,037	$1,005,204	$744,772	$761,446

(1)
Magna's net investment includes both debt and equity investments, comprising our accumulated earnings, contributions by Magna less distributions to Magna, income taxes payable related to our unincorporated divisions and the currency translation adjustment.

Selected MEC Income Statement Data (in thousands)

	Three months ended March 31,
			Year ended December 31, 2002
	2003	2002
	(unaudited)		(unaudited)
Pro forma Income Statement
Revenues	$276,315	$292,468	$721,678
Operating income (loss)	19,183	25,275	(33,305)
Net income (loss)	$10,493	$13,815	$(13,972)
	Three months ended March 31,		Years ended December 31,
	2003	2002	2002	2001	2000
	(unaudited)
Income Statement
Revenues	$270,115	$248,162	$540,330	$478,461	$375,933
Operating income (loss)	21,919	31,303	(25,230)	2,384	(5,421)
Net income (loss)	$12,531	$18,615	$(5,857)	$13,464	$441

Selected MEC Balance Sheet Data (in thousands)

			December 31,
	Pro forma March 31, 2003	March 31, 2003
			2002	2001	2000
	(unaudited)				(unaudited)
Total assets	$1,496,630	$1,275,653	$1,259,572	$857,773	$781,039
Total debt	390,596	215,431	249,717	85,901	83,706
Magna's net investment(1)	$758,400	$748,347	$726,733	$567,854	$541,788

(1)
Magna's net investment represents the shareholders' equity of MEC, prepared in accordance with Canadian generally accepted accounting principles, and is presented before deduction of minority interest.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
ANNUAL RESULTS OF OPERATIONS AND FINANCIAL CONDITION

        All amounts in this Management's Discussion and Analysis of Annual Results of Operations and Financial Condition ("MD&A") of MI Developments Inc. (the "Company") are in U.S. dollars and all tabular amounts are in thousands of U.S. dollars unless otherwise noted. This MD&A should be read in conjunction with the accompanying audited combined financial statements for the year ended December 31, 2002, which are prepared in accordance with Canadian generally accepted accounting principles. For a reconciliation to United States generally accepted accounting principles, see note 22 to our combined financial statements. This MD&A contains forward-looking statements — see "Cautionary Note Regarding Forward-Looking Statements".

Overview

        Magna International Inc. ("Magna") has proposed a reorganization (the "Spin-off Transactions") in which, subject to shareholder and regulatory approvals, it will distribute 100% of the shares of MI Developments Inc. to Magna's shareholders.

        The operations of the Company consist of substantially all the former real estate assets and operations of Magna (the "Real Estate Business") and Magna's controlling interest in Magna Entertainment Corp. ("MEC"). The Company views its holdings in MEC as a strategic investment that will potentially provide the Company with the opportunity to participate in co-developments or joint ventures should MEC pursue development of excess lands around its racetracks or undertake other commercial real estate developments, and will also allow it to share in the future growth of MEC. Although the Company has no current plans to do so, it may in the future make further investments in MEC, whether in the form of debt, equity or otherwise, or the Company may decrease its holdings in MEC.

  The Real Estate Business

        Over the period from August 1998 to January 1999, Magna reorganized substantially all its wholly-owned automotive real estate into a number of wholly-owned real estate subsidiaries to form the Real Estate Business (the "Automotive Real Estate Reorganization"). This real estate was leased back to Magna's automotive operating units (the "Magna Group"). Subsequent to the Automotive Real Estate Reorganization, the Real Estate Business has acquired and developed other real estate properties that have been leased to the Magna Group.

        The Real Estate Business includes a portfolio of industrial and commercial properties, virtually all of which are leased to the Magna Group, one of the largest and most diversified automotive suppliers in the world. These properties are located in Canada, Austria, the United States, Mexico, Germany, Belgium, the United Kingdom, Spain, Poland and the Czech Republic. In addition to the portfolio of leased properties, the Real Estate Business has acted as the real estate advisor, developer and property manager for the Magna Group. This relationship has been, and is expected to continue to be, a source of growth and opportunity for the Company. Magna's growth over the last 10 years has presented numerous situations requiring our real estate and development expertise. Projects currently in various stages of development for the Magna group in Canada, the United States, Austria, Germany and the Czech Republic are anticipated to add more than 630,000 square feet to the portfolio of industrial properties. The Company is confident that this relationship, supported by its extensive knowledge of the specific needs of each of Magna's operating groups and the real estate markets relating to the locations of Magna's current facilities, which are located near the facilities of it's customers, the Original Equipment Manufacturer ("OEMs"), will continue to provide opportunities for both development and acquisition. However, the Company has no agreement or arrangement with Magna that grants the Real Estate Business preferential status in bidding on developments for the Magna Group. In addition, Magna may not maintain its historical growth rate, which would likely reduce the Real Estate Business' growth rate.

        The Company's expertise and holdings of raw land for development should also provide it with opportunities to diversify its tenant base.

  MEC

        Over the period from March 31, 1999 to November 5, 1999, Magna reorganized its racetrack and certain real estate assets into MEC. On March 10, 2000, Magna distributed approximately 20% of MEC's equity to Magna's shareholders and established MEC as a public company.

        MEC is North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC currently operates or manages eleven thoroughbred racetracks, one standardbred racetrack, one racetrack that runs both thoroughbred and standardbred meets and one greyhound track, as well as the simulcast wagering venues at these tracks. In addition, MEC operates off-track betting ("OTB") facilities and a national account wagering business known as XpressBet™ which permits customers to place wagers by telephone and over the Internet on horse races run at up to 70 racetracks in North America. MEC also owns and operates HorseRacing TV™, a new television channel focused exclusively on horse racing that it launched on the Racetrack Television Network ("RTN") in July 2002. HorseRacing TV™ is currently carried on cable systems in eight states, with over one million subscribers to date. MEC is in ongoing discussions with cable and satellite operators with the goal of achieving broader distribution for HorseRacing TV™. RTN, in which MEC has a one-third interest, was formed to telecast races from MEC's racetracks and other racetracks, via private direct-to-home satellite, to paying subscribers. To support certain of MEC's thoroughbred racetracks, MEC owns thoroughbred training centers situated near San Diego, California, in Palm Beach County, Florida and in the Baltimore, Maryland area. MEC has also commenced development of a horse racetrack and gaming facility near Vienna, Austria.

        Since its inception in 1998, MEC has experienced significant growth through its strategic acquisition program. MEC intends to grow and develop its business further by: continuing to integrate MEC's acquisitions by employing "best practice" improvements at its racetracks; expanding the distribution of its live racing; further developing an integrated branding and marketing strategy; improving the quality of the entertainment experience at MEC's racetracks and OTB facilities; obtaining broader distribution of HorseRacing TV™; and selectively acquiring additional strategic racetracks and related assets.

        In addition to MEC's racetracks, MEC owns a significant real estate portfolio which includes two golf courses, related recreational facilities and gated residential communities under development in Austria and in Canada, as well as other real estate in the United States, Canada and Austria. MEC is exploring the development of real estate on the land surrounding certain of MEC's racetracks. These real estate projects could be pursued by MEC either in conjunction with the Real Estate Business or other developers who could be expected to provide marketing and development expertise and the necessary financing.

Real Estate Business

        The Real Estate Business' real estate assets are comprised of:

  •
  Income-producing properties (which include properties under operating leases and direct financing leases)

  •
  Development properties

  •
  Properties held for sale

        Properties under operating leases appear as real estate assets on the combined balance sheets, at historical cost less accumulated depreciation, whereas properties under direct financing leases do not. Instead, the present value of the minimum lease payments and estimated residual value are reflected as direct financing leases on the combined balance sheets.

        For a discussion on the distinction between operating leases and direct financing leases, and the resulting accounting impact, refer to "Critical Accounting Principles" below.

        The combined net book values of the Real Estate Business' real estate assets are as follows:

	2002	2001	2000
Revenue-producing real estate properties under operating leases	$515,595	$408,280	$398,064
Direct financing leases	387,024	282,748	268,229

Income-producing properties	902,619	691,028	666,293
Development properties	106,838	79,939	89,591
Properties held for sale	5,121	855	—

	$1,014,578	$771,822	$755,884

  Income-producing properties

        The income-producing properties are comprised predominantly of industrial plants located strategically to provide parts to the OEM assembly plants throughout North America and Europe. The income-producing portfolio is situated in Austria, Canada, the United States, Germany, Mexico and five other European countries. The geographical breakdown as at December 31, 2002 was as follows:

	Under Operating Leases	Under Direct Financing Leases	Total Book Value	Percent of Total
Austria	$157,256	$121,084	$278,340	30.8%
Canada	110,793	143,685	254,478	28.2%
United States	128,973	52,253	181,226	20.1%
Germany	79,296	307	79,603	8.8%
Mexico	7,023	69,695	76,718	8.5%
Other European countries	32,254	—	32,254	3.6%

	$515,595	$387,024	$902,619	100.0%

        The growth in income-producing properties has been driven by new developments, expansions and acquisitions. Expansions are a common occurrence within the portfolio of properties leased to the Magna Group, as operating units can experience rapid growth in a relatively short period dependent upon program awards from the OEMs.

        The portfolio also includes several office buildings that comprise 3.4% of the total square footage of income-producing properties. These office properties include the head offices of Magna and certain of its automotive groups. In addition, on January 31, 2003, the Real Estate Business completed a transaction to acquire properties (including its head office) from Tesma International Inc., a public subsidiary of Magna, and leased the properties back to Tesma under an operating lease. These properties were previously developed by the Real Estate Business on behalf of Tesma.

  Development properties

        Development properties consist of both properties currently under development and properties held for future development. At December 31, 2002, there were four properties under development in Austria, and one property under development in each of the United States, Canada and Germany. These developments include new facilities and expansions to existing facilities. The projects total approximately 630,000 square feet with anticipated costs to completion in the range of $55 million to $60 million, $38.4 million of which had been spent as of December 31, 2002.

        In addition to the properties currently under development, the Real Estate Business has approximately 915 acres available for development in Canada, the United States, Austria and Mexico.

  Properties held for sale

        At December 31, 2002, the Company had four properties totalling 197,000 square feet, which were no longer of strategic value and accordingly, were available for sale. Three of the properties are in the United States and one was in the United Kingdom. The sale of the property in the United Kingdom closed in March 2003. The properties in the United States have only recently been introduced to the market. Estimated fair market value exceeds book value as at December 31, 2002.

  Funds from operations(1)

        For 2002, the Real Estate Business generated funds from operations of $35.1 million, an increase of 24.2% over 2001. In 2001 it generated funds from operations of $28.3 million, an increase of 52.4% over the funds from operations in 2000 of $18.6 million. Historically, Magna funded the Real Estate Business with intercompany debt, which will be eliminated as part of the Spin-Off Transactions. The interest expense payable to Magna included in the combined financial statements for 2000, 2001 and 2002 was $34.0 million, $25.6 million and $27.7 million, respectively. Going forward, the primary objective of the Real Estate Business will be to increase funds from operations, net income and the value of its real estate assets in order to maximize the return on its equity. The Real Estate Business will continue to use local market expertise, cost controls and long-established relationships with the Magna Group to expand its real estate portfolio of industrial and commercial properties.

  Revenue recognition

        Refer also to the discussion of "Critical Accounting Policies" below.

(a) Rental revenue from operating leases

        The Real Estate Business records annual rental revenue from operating leases based on a straight-lining of the total rents called for contractually over the entire term of the lease. In North America, certain leases have fixed rent escalations every five years pursuant to which basic rent increases by a set percentage. Thus, the amount of revenue recorded on a lease in its early years exceeds the amount of the actual lease payments received in those years, whereas in the later years of the lease, the amount of revenue recorded is less than the amount of the actual lease payments. Most of the Company's operating leases are in their early years. In the case of leases with rental escalations based on inflation, generally accepted accounting principles do not allow us to make assumptions regarding inflationary increases, and accordingly the actual lease payment is equivalent to the

(1)
The Company measures and presents funds from operations for the Real Estate Business because it is a measure that is widely used by analysts and investors in evaluating the operating performance of real estate companies. However, funds from operations does not have standardized meaning under Canadian or United States generally accepted accounting principles and therefore is unlikely to be comparable to similar measures presented by other companies. The Real Estate Business' funds from operations is based on information prepared in accordance with Canadian generally accepted accounting principles as follows:

	2002	2001	2000
Net income	$21,839	$29,332	$15,079
Addback (deduct) non-cash items:
Depreciation	11,194	10,541	9,725
Future income taxes	9,246	(444)	49
Straight-line rent adjustment	(3,444)	(2,381)	(2,108)
Income from direct financing leases in excess of repayments	(4,619)	(1,525)	(1,204)
Repayment of direct financing leases, net of finance income	1,017	827	607
Gains on disposal of real estate	(128)	(8,090)	(3,600)

Funds from operations	$35,105	$28,260	$18,548

annual rental revenue recorded under operating leases, in each year of the lease. The following table shows geographically the impact on rental revenues resulting from the straight-lining of rents.

2002	Actual Lease Payments	Impact of Straight-lining	Revenue Reported
North America	$22,597	$3,444	$26,041
Europe	23,725	—	23,725

	$46,322	$3,444	$49,766

2001	Actual Lease Payments	Impact of Straight-lining	Revenue Reported
North America	$20,043	$2,381	$22,424
Europe	19,632	—	19,632

	$39,675	$2,381	$42,056

2000	Actual Lease Payments	Impact of Straight-lining	Revenue Reported
North America	$18,115	$2,108	$20,223
Europe	17,941	—	17,941

	$36,056	$2,108	$38,164

(b) Income from direct financing leases

        As at December 31, 2002, the Real Estate Business had 15 properties under direct financing leases. For properties under direct financing leases, the Company determines an implicit interest rate based on the cost of the subject property, the minimum lease payments and estimated residual value, and records finance income based on applying this implicit interest rate to the investment in the direct financing lease. The impact on funds from operations as a result of these leases being accounted for as direct financing leases rather than as operating leases is set out in the following table:

	2002	2001	2000
Income recorded	$36,337	$30,695	$27,633
Actual lease payment	32,735	29,997	27,036

Income in excess of cash received	$3,602	$698	$597

Comprised of:
Income from direct financing leases in excess of repayments	$4,619	$1,525	$1,204
Repayment of direct financing leases, net of finance income	(1,017)	(827)	(607)

Impact on funds from operations	$3,602	$698	$597

        The geographic breakdown and square footage of income-producing properties under direct financing leases as at December 31, 2002 was as follows:

	Book Value	Square Footage Under Lease (000s)	Actual Lease Payments	Income Recorded
Canada	$143,685	2,702	$13,102	$14,889
Austria	121,084	4,909	6,114	6,811
Mexico	69,695	1,589	8,119	8,684
United States	52,253	820	5,326	5,879
Germany	307	29	74	74

	$387,024	10,049	$32,735	$36,337

  Lease maturities

        The following is the schedule of lease maturities by square footage.

	Square Footage (000s)	Percent of Total
2003	497	2.1%
2004	258	1.1%
2005	362	1.5%
2006	90	0.4%
2007	395	1.7%
2008	1,575	6.7%
2009	85	0.4%
2010	496	2.1%
2011 and beyond	19,843	84.0%

	23,601	100.0%

        Because virtually all the income-producing properties have been leased to the Magna Group, all properties that have been vacated have been sold or are being held for sale. In the future, where a tenant vacates a property, the Real Estate Business will consider releasing the property on a case-by-case basis.

  Components of rental revenue

        Growth in rental revenues from operating leases and direct financing leases is comprised of rents from completed developments, expansions and acquisitions, net of dispositions, contractual increases on in-place leases and the impact of foreign currency fluctuations on non-U.S. dollar-based rental revenues.

(a) Completed developments, expansions and acquisitions

        During 2002 and 2001, the Real Estate Business brought on stream new leases and lease amendments totalling approximately 2.4 million square feet and 1.9 million square feet, respectively. The associated incremental lease payments on an annualized basis total $15.3 million and $11.3 million in 2002 and 2001, respectively. The following table summarizes these projects and their actual lease payments as converted at that year's average foreign exchange rate (versus accounting revenues):

	2002		2001
	Annual Lease Payments	Square Feet (000s)	Annual Lease Payments	Square Feet (000s)
Acquisitions	$7,972	1,270	$4,040	899
New Developments	3,831	548	3,964	593
Expansions	3,523	604	3,289	404

	$15,326	2,422	$11,293	1,896

(b) Contractual increases on in-place leases

        During the period in which the Automotive Real Estate Reorganization took place, the majority of existing leases with the Magna Group were renegotiated to reflect market terms, and standard form leases were put into place. The leases within the property portfolio provide for periodic rent escalations based either on fixed-rate step increases or on the basis of an increase in the consumer price index (subject to certain caps). Since virtually all our leases have been in place less than five years and cumulative inflation has not reached specified hurdle levels where relevant, the Real Estate Business has not yet experienced material contractual increases on existing leases.

MEC

        MEC's primary source of racing revenue is commissions earned from pari-mutuel wagering. Pari-mutuel wagering on horse racing is a form of wagering in which wagers on a horse race are aggregated in a co-mingled pool of wagers (the "mutuel pool") and the payoff to winning customers is determined by both the total dollar amount of wagers in the mutuel pool and the allocation of those dollars among the various kinds of bets. Unlike casino gambling, the customers bet against each other, and not against MEC, and therefore MEC bears no risk of loss with respect to any wagering conducted. MEC retains a pre-determined percentage of the total amount wagered on each event and the remaining balance of the mutuel pool is distributed to the winning customers. Of the percentage MEC retains, a portion is paid to the horse owners in the form of purses or winnings, which encourage the horse owners and their trainers to enter their horses in MEC's races. MEC's share of pari-mutuel wagering revenues is based on pre-determined percentages of various categories of the pooled wagers at its racetracks. The maximum pre-determined percentages are approved by state regulators. Pari-mutuel wagering on horse racing occurs on the live races being conducted at racetracks, as well as on televised racing signals, or simulcasts, received or imported by the simulcast wagering facilities located at such racetracks or OTB facilities, and through various forms of account wagering. MEC's racetracks have simulcast wagering facilities to complement MEC's live horse racing, enabling MEC's customers to wager on horse races being held at other racetracks.

        MEC derives its gross wagering revenues from the following primary sources: wagers placed at MEC's racetracks or MEC's OTB facilities on live racing conducted at MEC's racetracks; wagers placed at MEC's racetracks' simulcast wagering venues or MEC's OTB facilities on races imported from other racetracks; wagers placed at other locations (e.g., other racetracks, OTB facilities or casinos) on live racing signals exported by MEC's racetracks; and wagers placed by telephone or over the Internet by customers enrolled in MEC's national account wagering program, XpressBet™.

        Wagers placed at MEC's racetracks or MEC's OTB facilities on live racing conducted at one of MEC's racetracks produce more revenue for MEC than wagers placed on imported racing signals, because MEC must pay the racetrack sending MEC its signal a fee generally equal to 3% to 4% of the amount wagered on its race. Wagers placed on imported signals, in turn, produce more revenue for MEC than wagers placed on MEC's signals exported to off-track venues (i.e., other racetracks, OTB facilities or casinos), where MEC is paid a commission generally equal to only 3% to 4% of the amount wagered at the off-track venue on the signal MEC exports to those venues. Revenues from MEC's telephone and Internet account wagering operations vary depending upon the source of the signal upon which the wager is placed; wagers placed on MEC's signals produce more revenue for MEC than wagers placed on signals imported by MEC from other racetracks.

        In response to the recent controversy regarding the alleged manipulation of certain multi-leg wagers, such as "Pick 6" bets, MEC is currently reviewing its practices and certain suppliers practices in cooperation with other racetrack operators, industry associations, regulators and others. The results of the current investigations concerning these wagers and the growing concern over late posting of odds changes may cause a decline in bettor confidence and could result in changes to legislation, regulation, or industry practices, which could materially adversely impact the amount wagered on horse racing.

        MEC also generates non-wagering revenues consisting primarily of food and beverage sales, program sales, admissions income, parking revenues, sponsorship revenue and income from the rental of MEC's facilities to other racing operators.

        Live race days are a significant factor in the operating and financial performance of MEC's racing business. Another significant factor is the level of wagering per customer on MEC's racing content on-track, at inter-track simulcast locations and at OTB facilities. There are also many other factors that have a significant impact on MEC's racetrack revenues, which factors include, but are not limited to: attendance at MEC's racetracks, inter-track simulcast locations and OTB facilities; activity through MEC's XpressBet™ system; the number of races and the average field size per race; MEC's ability to attract the industry's top horses and trainers; inclement weather; and changes in the economy.

        Set forth below is a list of the total live race days by racetrack for the years ended December 31, 2002, 2001 and 2000 as well as of those live race days during MEC's ownership of the racetracks.

	December 31, 2002		December 31, 2001		December 31, 2000
	Total	During MEC's Ownership	Total	During MEC's Ownership	Total	During MEC's Ownership
Santa Anita Park(1)	84	84	83	83	87	87
Golden Gate Fields	103	103	103	103	106	106
Bay Meadows	105	105	107	107	106	—
Gulfstream Park	90	90	63	63	63	63
Pimlico Race Course	110	—	109	—	111	—
Laurel Park	107	18	110	—	109	—
Lone Star Park	103	15	107	—	106	—
Thistledown	187	187	187	187	187	187
Remington Park	105	105	118	118	136	136
Great Lakes Downs	118	118	127	127	132	132
The Meadows	210	210	222	170	231	—
Portland Meadows(2)	47	47	80	28	80	—

	1,369	1,082	1,416	986	1,454	711

(1)
Excludes The Oak Tree Meet which consisted of 26 days in 2002, 32 days in 2001 and 27 days in 2000.

(2)
The live race meet at Portland Meadows concluded early on February 10, 2002, to enable the necessary steps to be taken in order to bring the facility into compliance with the requirements of the United States Environmental Protection Agency ("EPA"). This resulted in 34 fewer live race days than were awarded for 2002. Construction of a storm water retention system acceptable to the EPA was completed and live racing resumed in October 2002.

        MEC recognizes revenue prior to payment of purses, stakes, awards and pari-mutuel wagering taxes. The costs relating to these amounts are shown as "purses, awards and other" in the combined financial statements.

        MEC's operating costs include principally salaries and benefits, utilities, the cost of food and beverages sold, racetrack repairs and maintenance expenses, sales and marketing expenses, rent, printing costs, property taxes, licenses and insurance.

        In 2002, MEC reached an agreement with the property owner on an extension of the site lease for Bay Meadows Racecourse. The extension runs through December 31, 2003, subject to a further one-year extension at the landlord's option. The rental rate for the facility has increased approximately $3.0 million for 2003, compared to the prior year. Although MEC expects that the lease will be extended beyond the end of 2003, MEC is continuing to explore alternative venues, including vacant land that MEC purchased in Dixon, California, at which to conduct the racing dates currently held at Bay Meadows. Should MEC wish to run these racing dates at another racetrack operated by MEC in northern California, it would require regulatory approval.

        MEC characterizes its real estate as follows:

  •
  Revenue-producing racetrack properties — real estate at MEC's racetracks to be used in its racing operations;

  •
  Excess racetrack properties — Excess real estate at MEC's racetracks that is being considered for development with strategic partners;

  •
  Development properties — real estate not at MEC's racetracks that is either under development or being held for development;

  •
  Revenue-producing non-racetrack properties — developed real estate not at MEC's racetracks that is currently generating revenue; and

  •
  Properties held for sale.

        The aggregate net book values of MEC's real estate is as follows:

	2002	2001	2000
Revenue-producing racetrack properties	$466,443	$318,650	$278,420
Excess racetrack properties	100,285	89,455	80,839
Development properties	71,384	44,290	68,553
Revenue-producing non-racetrack properties	68,507	61,006	44,785
Properties held for sale	10,827	28,605	63,584

	$717,446	$542,006	$536,181

        Included in MEC's excess racing real estate is land adjacent to several of its racetracks, Santa Anita Park, Gulfstream Park, Golden Gate Fields, Lone Star Park, Laurel Park and Pimlico Race Course, totalling approximately 314 acres. MEC is considering a variety of options with respect to this excess land, including entertainment and retail-based developments that could be undertaken by MEC or in conjunction with either the Real Estate Business or other business partners who could be expected to provide the necessary financing.

        MEC's development properties are largely undeveloped, and include: approximately 562 acres of land in Ebreichsdorf, Austria, located approximately 15 miles south of Vienna, on which MEC has commenced development of a horse racetrack and gaming facility; approximately 110 acres of undeveloped land in Oberwaltersdorf, Austria, also located approximately 15 miles south of Vienna; approximately 800 acres of undeveloped land in upstate New York; approximately 260 acres of undeveloped land in Dixon, California, located approximately 20 miles west of Sacramento; and approximately 435 acres of undeveloped land in Ocala, Florida.

        MEC's revenue-producing non-racetrack properties consists of two golf courses that MEC owns and operates, Fontana Sports and Magna Golf Club. Fontana Sports, which opened in 1997, is a semi-private sports facility located in Oberwaltersdorf, Austria that includes an 18-hole golf course, a clubhouse that contains a dining facility, fitness facility, pro shop and tennis club. The Magna Golf Club, a private golf club, which is adjacent to MEC and Magna headquarters in Aurora, Ontario, approximately 30 miles north of Toronto, opened in May 2001. The clubhouse was completed in the spring of 2002 and contains a dining facility, members' lounge, pro shop and fitness facility.

        Pursuant to an access arrangement effective as of March 1, 1999, Magna pays MEC an annual fee of 2.5 million euros to access the Fontana Sports golf course and related recreational facilities for

Magna-sponsored corporate and charitable events, as well as for business development purposes. The access fee relating to Fontana Sports is payable until March 1, 2004, unless renewed by mutual agreement of the parties. Pursuant to an access agreement effective as of January 1, 2001, Magna is paying MEC an annual fee of Cdn.$5.0 million to access the Magna Golf Club. The access fee relating to the Magna Golf Club is payable until December 31, 2003, unless renewed by mutual agreement of the parties. The Fontana Sports and Magna Golf Club properties are both subject to rights of first refusal in favor of Magna if MEC decides to sell either of them. See note 19 to the combined financial statements.

Combined Results of Operations

  Average Foreign Exchange

	2002	2001	Change
1 Canadian dollar equals U.S. dollars	0.637	0.646	-1%
1 euro equals U.S. dollars	0.946	0.895	+6%
	2001	2000	Change
1 Canadian dollar equals U.S. dollars	0.646	0.673	-4%
1 euro equals U.S. dollars	0.895	0.922	-3%
	2000	1999	Change
1 Canadian dollar equals U.S. dollars	0.673	0.673	—
1 euro equals U.S. dollars	0.922	1.064	-6%

        The preceding table reflects the average foreign exchange rates between the most common currencies in which the Company conducts business and its U.S. dollar reporting currency. Significant changes in these foreign exchange rates impact the reported U.S. dollar amounts of the Company's revenues, expenses, income and funds from operations. Throughout this MD&A, reference is made to the impact of foreign exchange on reported U.S. dollar amounts where relevant.

        Refer also to the "Segment Analysis" below.

  Combined Statements of Income

For the years ended December 31,	2002	2001	2000
Revenues	$626,433	$551,212	$441,730
Operating costs and expenses	616,193	518,483	429,424

Operating income	10,240	32,729	12,306
Gains on disposal of real estate	15,299	28,519	10,574
Dilution losses	(10,712)	(6,923)	—

Income before taxes and minority interest	14,827	54,325	22,880
Income taxes	9,557	18,452	7,360
Minority interest in MEC	(5,280)	2,665	(1,593)

Net income	$10,550	$33,208	$17,113

Year Ended December 31, 2002 Compared to December 31, 2001

  Revenues

        Revenues for 2002 were $626.4 million, an increase of 13.6% or $75.2 million from $551.2 million for 2001. The increase in total revenues arose due to a $7.7 million increase in rental revenue from operating leases, a $5.5 million increase in income from direct financing leases, a $61.8 million increase in MEC sales and a $1.2 million increase in reported U.S. dollar revenues primarily due to the strengthening of the euro against the U.S. dollar.

  Operating costs and expenses

        Operating costs and expenses increased 18.9% or $97.7 million to $616.2 million for 2002 compared to $518.5 million for 2001. The increase in operating costs and expenses is a result of increases in MEC operating costs of $33.1 million, MEC purses awards and other of $32.6 million, MEC impairment charges of $17.4 million, MEC general and administrative costs of $11.6 million, and Real Estate Business interest expense of $7.7 million.

  Gains on disposal of real estate

        Gains on disposal of real estate decreased $13.2 million or 46.4% from $28.5 million for 2001 to $15.3 million for 2002. These decreases are primarily attributable to the lower level of sales of MEC properties held for sale in 2002 and a decrease in the number of properties sold by the Real Estate Business. Gains on disposal of real estate for 2002 includes $13.0 million related to MEC's sale of an Austrian real estate property to the Magna Group. See note 19 to the combined financial statements. MEC intends to continue to sell the balance of its properties held for sale in order to provide capital to grow and enhance its core racing operations. However, these gains are expected to be eliminated after the next two years as the balance of MEC properties held for sale are sold.

  Dilution losses

        Dilution losses represent the losses recognized by the Company on the dilution of its investment in MEC. The dilution loss in 2002 was $10.7 million compared to $6.9 million in 2001. In April 2002, MEC completed a public offering by issuing 23 million shares of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of $142.4 million, resulting in a dilution loss to the Company of $10.7 million. This loss was not tax benefited as the offering was completed on a primary basis by MEC.

  Income tax provision

        An income tax provision of $9.6 million was recorded against income before income taxes and minority interest of $14.8 million for 2002, compared to an income tax provision of $18.5 million against income before income taxes and minority interest of $54.3 million for 2001. The effective income tax rate on income before income taxes and minority interest increased to 64.5% for 2002 from 34.0% for 2001. Excluding dilution losses and the effect of reductions of enacted income tax rates in Canada, the effective tax rate was 41.6% for 2002 compared to 36.3% for 2001, due primarily to the treatment under United States tax laws of deemed interest on certain Real Estate Business intercompany debt with Magna.

  Minority interest in MEC

        Minority interest decreased $7.9 million from minority interest expense of $2.7 million for 2001 to a minority interest recovery of $5.3 million for 2002. The decrease in 2002 is due to the net loss generated by MEC versus income in 2001, combined with an increase in the minority interest percentage from 25.3% at December 31, 2001 to 41.3% at December 31, 2002, as a result of MEC's April 2002 share offering described above.

  Net income

        Net income decreased $22.7 million or 68.2% in 2002, from $33.2 million for 2001 to $10.6 million for 2002. The decrease is primarily due to the $97.7 million increase in operating costs and expenses, the $3.8 million increase in dilution losses and the $13.2 million decrease in gains on disposal of real estate, partially offset by the $75.2 million increase in revenues, and the $8.9 million decrease in income tax expense.

Year Ended December 31, 2001 Compared to December 31, 2000

  Revenues

        Revenues for 2001 were $551.2 million, an increase of 24.8% or $109.5 million from $441.7 million for 2000. The increase in total revenues arose due to a $4.9 million increase in rental revenue from operating leases, a $3.7 million increase in income from direct financing leases, a $102.6 million increase in MEC sales offset by a $1.7 million decrease in reported U.S. revenues primarily due to weakening of the euro against the U.S. dollar.

  Operating costs and expenses

        Operating costs and expenses increased 20.7% or $89.1 million to $518.5 million for 2001 compared to $429.4 million for 2000. The increase in operating costs and expenses is a result of increases in MEC Purses awards and other of $53.3 million, MEC operating costs of $19.8 million, MEC general and administrative costs of $13.0 million, and MEC depreciation and amortization of $6.1 million, offset in part by a $3.9 million decrease in the Real Estate Business general and administrative expenses.

  Gains on disposal of real estate

        Gains on disposal of real estate increased $17.9 million or 169.7% from $10.6 million for 2000 to $28.5 million for 2001. This increase is the result of the Real Estate Business selling four properties totalling approximately 665,000 square feet in 2001 while only two were sold in 2000 totalling approximately 154,000 square feet.

  Dilution losses

        Dilution losses represent the losses recognized by the Company on the dilution of its investment in MEC. In April 2001, MEC issued 3.2 million shares of Class A Subordinate Voting Stock to complete the acquisition of certain businesses, resulting in a dilution loss to the Company of $6.9 million. This loss was not tax benefitted as the issuance was completed on a primary basis by MEC.

  Income tax provision

        An income tax provision of $18.5 million was recorded against income before income taxes and minority interest of $54.3 million for 2001, compared to an income tax provision of $7.4 million against income before income taxes and minority interest of $22.9 million for 2000. The effective income tax rate on income before income taxes and minority interest increased to 34.0% for 2001 from 32.2% for 2000. Excluding dilution losses and the effect of reductions of enacted income tax rates in Canada, the effective tax rate was 36.3% for 2001 compared to 41.4% for 2000, due primarily to the treatment under Mexican tax laws of certain inflationary adjustments.

  Minority interest in MEC

        Minority interest expense increased $4.3 million from a minority interest recovery of $1.6 million for 2000 to minority interest expense of $2.7 million for 2001. The increase in 2001 is due to higher earnings at MEC and an increase in the minority interest percentage from 21.9% at December 31, 2000 to 25.3% at December 31, 2001.

  Net income

        Net income increased $16.1 million or 94.1% in 2001, from $17.1 million for 2000 to $33.2 million for 2001. The increase is primarily due to the $109.5 million increase in revenues and the $17.9 million increase in gains on disposal of real estate, offset in part by the $89.1 million increase in operating costs and expenses, the $6.9 million increase in dilution losses, the $11.1 million increase in income taxes, and the $4.3 million increase in minority interest expense.

Segment Analysis

        Refer to note 3 of the Company's audited combined financial statements, which explains the basis of segmentation.

  The Real Estate Business

For the years ended December 31,	2002	2001	2000
Revenues
Rental revenue from operating leases	$49,766	$42,056	$38,164
Income from direct financing leases	36,337	30,695	27,633

	86,103	72,751	65,797

Expenses
General and administrative expenses	6,577	6,657	10,581
Depreciation and amortization	11,194	10,541	9,725
Interest expense, net	32,862	25,208	27,764

Operating income	$35,470	$30,345	$17,727

As at December 31,	2002	2001	2000
Properties and Direct Financing Leases
Revenue-producing real estate properties under operating leases	$515,595	$408,280	$398,064
Development properties	106,838	79,939	89,591
Properties held for sale	5,121	855	—

Real estate properties	627,554	489,074	487,655
Direct financing leases	387,024	282,748	268,229

	$1,014,578	$771,822	$755,884

Year Ended December 31, 2002 Compared to December 31, 2001

  Rental revenue from operating leases

        Rental revenue from operating leases increased to $49.8 million for 2002 from $42.1 million for 2001, an increase of $7.7 million or 18.3%. This increase was a result of increased rents from new developments of $2.6 million, principally from the Intier office, product development and engineering facility in Novi, Michigan, expansions of $0.9 million, acquisitions of $1.8 million, principally from the purchase of the Decotrim facility in Belgium, the incremental full-year revenues on the Presstec and Magna Heavy Stamping facilities in Austria, incremental revenues of $1.1 million as a result of straight-lining lease payments, and a $0.9 million increase in reported U.S. dollar revenues as result of the strengthening of the euro against the U.S. dollar.

        The Donnelly properties were acquired in October 2002 in connection with Magna's acquisition of Donnelly Corporation, but no leases were entered into until after December 31, 2002, and accordingly no rental revenue was recorded in 2002 relating to these properties.

  Income from direct financing leases

        Income from direct financing leases increased $5.6 million or 18.4% to $36.3 million for 2002. This increase included $2.7 million as a result of the completion of the Modatek plant in Milton, Ontario and $2.3 million from acquisitions as a result of the purchases of the Eurostar facility in Graz, Austria and a facility in Bopfingen, Germany.

  General and administrative

        General and administrative expenses were substantially unchanged in 2002, declining $0.1 million or 1.2% to $6.6 million for 2002.

  Depreciation and amortization

        Depreciation and amortization costs increased 6.2% or $0.7 million to $11.2 million for 2002 compared to $10.5 million for 2001. The increase in 2002 is due to depreciation on new developments, expansions and the Donnelly acquisition.

  Interest expense, net

        Interest expense increased 30.4% or $7.7 million from $25.2 million for 2001 to $32.9 million for 2002 as a result of increased borrowing from Magna to fund expansions and acquisitions, and an increase in reported U.S. dollar interest expense due to the strengthening of the euro against the U.S. dollar.

Year Ended December 31, 2001 Compared to December 31, 2000

  Rental revenue from operating leases

        Rental revenue from operating leases increased to $42.1 million for 2001 from $38.2 million for 2000, an increase of $3.9 million or 10.2%. This increase was a result of increased rents from new developments of $2.7 million, principally from the completion of the Magna Steyr facility in Ilz, Austria and receiving a full year's revenue on the MIS de Mexico and Steyrmex plants in Saltillo, Mexico, as well as the Anotech facility in Vaughan, Ontario. Expansions resulted in an increase of $1.2 million from the Magna Steyr Powertrain head office expansion in Lannach, Austria and an Intier facility in Straubing, Germany. Revenues from acquisitions increased by $0.6 million from the Magna Heavy Stamping facility in Albersdorf, Austria and the Presstec plant in Weiz, Austria. Reported U.S. dollar revenues decreased $1.1 million as a result of the weakening of the Canadian dollar and euro, each against the U.S. dollar.

        During 2001, four properties with aggregate square footage of 665,000 were disposed of, resulting in a reduction in rental revenues of $1.6 million.

  Income from direct financing leases

        Income from direct financing leases increased $3.1 million or 11.1% to $30.7 million for 2002. This increase included $3.6 million from the Formex and Pressmex expansions in Saltillo, Mexico. The increase was partially offset by a $0.6 million decrease in reported U.S. dollar revenues as result of the weakening of the euro and Canadian dollar, each against the U.S. dollar.

  General and administrative

        General and administrative expenses decreased $3.9 million or 37.1% to $6.7 million for 2001. The decrease was primarily due to the write-off in 2000 of costs related to the Automotive Real Estate Reorganization, which totalled $4.6 million.

  Depreciation and amortization

        Depreciation and amortization costs increased 8.4% or $0.8 million to $10.5 million for 2001 compared to $9.7 million for 2000. The increase in depreciation and amortization in 2001 is due to depreciation on new developments, expansions and acquisitions brought on-stream in late 2000 and 2001.

  Interest expense, net

        Interest expense decreased 9.2% or $2.6 million from $27.8 million for 2000 to $25.2 million for 2001 primarily as a result of a $0.6 million decrease in reported U.S. dollar interest expense due to the weakening of the Canadian dollar, euro and British pound, each against the U.S. dollar, and a $2.0 million reduction as a result of interest rate declines.

  MEC

	2002	2001	2000
Revenues
Wagering revenue	$450,732	$393,981	$301,288
Non-wagering revenue	71,889	65,430	53,961

Racetrack revenue	522,621	459,411	355,249
Other	17,709	19,050	20,684

	540,330	478,461	375,933

Operating costs and expenses
Purses, awards and other	276,019	243,389	190,043
Operating costs	204,650	171,590	151,785
General and administrative expenses	43,788	32,222	19,250
Impairment charges	17,493	—	—
Depreciation and amortization	22,834	26,194	20,061
Interest expense, net	776	2,682	215

Operating income (loss)	$(25,230)	$2,384	$(5,421)

Year Ended December 31, 2002 Compared to December 31, 2001

  MEC revenues

        Revenues from MEC's racing operations were $522.6 million for 2002, compared to $459.4 million for 2001, an increase of $63.2 million or 13.8%. The increase resulted primarily from additional live race days at Gulfstream, the acquisition of MEC Pennsylvania in April 2001 and Multnomah in October 2001, the lease of Portland Meadows in July 2001, the acquisitions of Lone Star Park in October 2002 and The Maryland Jockey Club in November 2002, the launch of XpressBet™ in California in January 2002 and improved results at Santa Anita Park.

        In 2002, gross wagering revenues for MEC's racing operations increased 14.4% to $450.7 million, compared to $394.0 million for 2001, primarily as a result of the additional live race days at Gulfstream, increased average daily handle at Santa Anita Park and the completion of MEC's acquisitions, partially offset by decreased revenues at certain of MEC's racetracks as a result of lower average daily attendance, fewer live race days and a generally weak U.S. economy. Non-wagering revenues in 2002 increased 9.9% to $71.9 million compared to $65.4 million for 2001. Contributing to the increase in non-wagering revenues were increases in revenues from parking, racing and concert admissions, program sales and food and beverage operations related to the increase in live race days and due to MEC's acquisitions.

        Revenues from non-racetrack operations were $17.7 million for 2002, compared to $19.1 million for 2001, a decrease of $1.4 million or 7.0%. The decrease was primarily a result of lower housing sales at the Fontana residential development in Oberwaltersdorf, Austria and other sales, offset in part by increased golf revenues.

  MEC purses, awards and other

        Purses, awards and other increased by 13.4% to $276.0 million for 2002 from $243.4 million for 2001, primarily due to the increase in gross wagering revenues for the year. As a percentage of gross wagering revenue, purses, awards and other decreased from 61.8% for 2001 to 61.2% for 2002.

  MEC operating costs

        Operating costs increased to $204.7 million for 2002 from $171.6 million for 2001. The increased operating costs included $24.4 million related to acquisitions or new business units not included in the prior year. As a percentage of total revenues, operating costs increased from 35.9% in 2001 to 37.9% in 2002. In November 2002, MEC entered into an agreement with the East Bay Regional Park District, a California Special District, to sell approximately 16 acres of excess real estate located at Golden Gate Fields in Berkeley, California. The value of the consideration to be received by MEC for the real estate, excluding certain tax benefits of $1.4 million, is $8.5 million, while the carrying value of the property, prior to entering into the agreement, was $14.3 million. The transaction is expected to close in the third quarter of 2003, subject to certain conditions, including the purchaser completing certain due diligence procedures. In 2002, MEC recorded a write-down of this real estate of $5.8 million.

        The increase in operating costs as a percentage of revenue was primarily the result of the $5.8 million write-down of excess real estate at Golden Gate Fields, an increase in insurance costs of $3.6 million, start-up costs of $1.3 million related to XpressBet™ and the launch of HorseRacing TV™ and an increase in utility costs of approximately $0.8 million. This increase was partially offset by a decrease of $0.9 million in predevelopment and other costs as a result of lower activity on certain development projects in the current year.

  MEC general and administrative

        General and administrative expenses were $43.8 million for 2002, compared to $32.2 million for 2001. As a percentage of total revenues, general and administrative expenses increased from 6.7% for 2001 to 8.1% for 2002. The increased costs included $4.9 million of costs related to acquisitions or new business units not included in the prior year and higher costs of the corporate head office, as several members of corporate and group management teams joined late in the second quarter of 2001 and during 2002.

  MEC impairment charges

        Pursuant to CICA Handbook Section 3063, "Impairment of Long-Lived Assets" ("CICA 3063"), and CICA Handbook Section 3062, "Goodwill and Other Intangible Assets" ("CICA 3062"), MEC's long-lived assets and racing licenses were tested for impairment after completion of MEC's annual business planning process. As a result of declining attendance and related revenues at Remington Park and Great Lakes Downs, operating profits and cash flows were lower than expected in 2002. Based on these results, the earnings forecasts for these two racetracks were revised and MEC recognized an impairment in value of $14.7 million related to its long-lived assets and an impairment in value of racing licenses of $2.8 million for 2002.

  MEC depreciation and amortization

        Depreciation and amortization decreased $3.4 million from $26.2 million for 2001 to $22.8 million for 2002, primarily as a result of the implementation of CICA 3062. The implementation of CICA 3062 resulted in the cessation of amortization of goodwill and intangible assets that meet the criteria for indefinite life, effective January 1, 2002. The impact of CICA 3062 was to reduce depreciation and amortization expense by $8.0 million from the prior year, which has been partially offset by increased depreciation and amortization of fixed assets for MEC's acquisitions and increased depreciation on recent fixed asset additions.

  MEC interest expense, net

        MEC's net interest expense for the year ended December 31, 2002 decreased $1.9 million to $0.8 million from $2.7 million for 2001. The lower net interest expense is attributable to the capitalization of interest on certain properties under development in the current year, interest earned on increased cash balances on hand and a reduction of debt for the majority of the year, partially offset by interest charges on the 7.25% Convertible Subordinated Notes, issued in December 2002.

Year Ended December 31, 2001 Compared to December 31, 2000

  MEC revenues

        Revenues from MEC's racing operations were $459.4 million for 2001, compared to $355.2 million for 2000, an increase of $104.2 million or 29.3%. This increase resulted primarily from having nine racetracks open for live racing for some part of the year, compared with only six open in 2000. MEC acquired the operations of Bay Meadows on November 17, 2000, the operations of MEC Pennsylvania, formerly Ladbroke Pennsylvania, which include the operations of The Meadows, four OTB facilities and the Pennsylvania hub for XpressBet™ on April 5, 2001, and Multnomah Greyhound Park on October 26, 2001. In addition, in the second quarter of 2001, MEC leased a racetrack facility in Portland, Oregon operating as Portland Meadows.

        In 2001, gross wagering revenues for MEC's racing operations increased 30.8% to $394.0 million, compared to $301.3 million for 2000, primarily relating to the increase in live race days due to MEC's acquisitions. Non-wagering revenues for 2001 increased 21.3% to $65.4 million, compared to $54.0 million for 2000. Contributing to the increase in non-wagering revenues were increases in revenues from parking, admissions and program sales related to the increase in live race days due to MEC's acquisitions and the addition of food and beverage revenues from MEC's Gulfstream Park facility, previously contracted out to concession operators.

        Revenues from non racetrack operations were $19.1 million for 2001, compared to $20.7 million in 2000. The decrease was primarily the result of lower rental and other revenue, partially offset by an increase in golf revenue.

  MEC purses, awards and other

        Purses, awards and other increased by 28.1% to $243.4 million for 2001 from $190.0 million for 2000 primarily due to the increase in gross wagering revenues for the year. As a percentage of gross wagering revenue, purses, awards and other decreased from 63.1% in 2000 to 61.8% in 2001.

  MEC operating costs

        Operating costs increased to $171.6 million for 2001 from $151.8 million for 2000. As a percentage of total revenues, operating costs decreased from 40.4% in 2000 to 35.9% in 2001. The reduction in operating costs as a percentage of revenues was primarily the result of cost savings and other synergies realized on the consolidation of racing operations during the year, and a $1.0 million decrease in predevelopment and other costs which include consultants' fees associated with technology development, feasibility studies, construction designs, market analyses, site models and alternative site investigations.

  MEC general and administrative

        General and administrative expenses were $32.2 million for 2001, compared to $19.3 million for 2000. As a percentage of total revenue, general and administrative expenses increased from 5.1% for 2000 to 6.7% for 2001. The increase in general and administrative expenses as a percentage of total revenue for 2001 was primarily related to the higher costs of the corporate head office, where MEC has continued to add management expertise. These costs were significantly lower during the formative stage of MEC in 2000.

  MEC depreciation and amortization

        Depreciation and amortization increased by $6.1 million to $26.2 million for 2001, compared to $20.1 million for 2000. The increase is primarily attributable to depreciation and amortization related to MEC's Bay Meadows and MEC Pennsylvania acquisitions and increased depreciation recorded on recent fixed asset additions.

  MEC interest expense, net

        MEC's net interest expense for the year ended December 31, 2001 increased $2.5 million to $2.7 million from $0.2 million for 2000. The higher net interest expense is attributable to the increase in long-term debt in the fourth quarter of 2000 and the second quarter of 2001, related to the financings of MEC's Bay Meadows and

MEC Pennsylvania acquisitions and the purchase of 481 acres of land in Palm Beach County, Florida, offset by interest capitalized on properties under development.

Combined Financial Condition, Liquidity and Capital Resources

Cash Flow from operations

	2002	2001	2000
Net income	$10,550	$33,208	$17,113
Items not involving current cash flows	39,630	18,268	11,267

	50,180	51,476	28,380
Changes in non-cash balances	(22,242)	26,247	(35,468)

Cash provided from (used in) operating activities	$27,938	$77,723	$(7,088)

Year Ended December 31, 2002 Compared to December 31, 2001

        In 2002, the Company generated cash flow from operations before changes in non-cash balances of $50.2 million, a decrease of $1.3 million from 2001.

        The Real Estate Business generated cash flow from operations before changes in non-cash balances of $34.7 million, an increase of $8.4 million over 2001. Cash flow from operations before changes in non-cash balances increased primarily due to a $9.7 million increase in future tax expense, the $8.0 million decrease in gain on disposal of real estate, a $3.8 million increase in the dilution loss and a $1.8 million increase in other non-cash items, partially offset by a $3.3 million decrease in net income, the $3.1 million increase in income from direct financing leases in excess of repayments, a $1.1 million increase in straight-line rent adjustment and the $7.9 million increase in minority interest expense.

        MEC generated cash flow from operations before changes in non-cash balances of $15.5 million for 2002, a decrease of $9.7 million from 2001. The decrease is attributable to a $19.3 million decrease in net income, a $16.5 million decrease in future tax expense, and a $3.4 million decrease in depreciation expense, partially offset by the $17.5 million write-down of MEC racing licenses and fixed assets, the $5.8 million write-down of excess real estate by MEC, a $5.3 million decrease in gains on disposal of real estate and a $0.9 million increase in other non-cash items.

        In 2002, the Company invested $22.2 million in non-cash balances, an increase of $48.5 million over 2001 when non-cash balances generated $26.2 million in cash. The increase was mainly due to a $44.7 million increase in cash used in accounts payable, accrued salaries and wages and other accrued liabilities, substantially all of which was at MEC.

Year Ended December 31, 2001 Compared to December 31, 2000

        In 2001, the Company generated cash flow from operations before changes in non-cash balances of $51.5 million, an increase of $23.1 million over 2000.

        The Real Estate Business generated cash flow from operations before changes in non-cash balances of $26.3 million, an increase of $22.3 million over 2000. Cash flow from operations before changes in non-cash balances increased primarily due to a $8.6 million decrease in future tax recovery, a $6.9 million increase in the dilution loss, a $4.3 million increase in minority interest expense, a $3.1 million increase in net income and a $0.8 million increase in depreciation expense, partially offset by increases in income from direct financing leases in excess of repayments, straight-line rent adjustment and gain on disposal of real estate totalling $1.4 million.

        MEC generated cash flow from operations before changes in non-cash balances of $25.2 million for 2001, relatively unchanged from cash flow from operations before change in non-cash balances of $24.4 million in 2000. Increases in net income and depreciation of $13.0 million and $6.1 million were largely offset by a $17.7 million increase in gain on sale of real estate.

        In 2001, cash generated from non-cash balances was $26.2 million, an increase of $61.7 million over 2000 when $35.5 million was invested in non-cash balances. The increase was mainly due to a $36.2 million increase in cash generated by accounts payable, accrued salaries and wages and other accrued liabilities, substantially all of which was at MEC.

  Capital and Investment Spending

	2002	2001	2000
Real Estate Business Properties
Development and acquisition expenditures	$(160,085)	$(48,175)	$(97,340)
Proceeds on disposal	377	12,354	7,900
Repayment of direct financing leases, net of finance income	1,017	827	607
Acquisitions of racetrack businesses, net of cash acquired	(146,304)	(23,951)	(24,117)
MEC property and fixed asset additions	(107,165)	(38,862)	(53,426)
MEC proceeds on disposal	11,510	44,039	29,525
MEC proceeds on real estate sold to Magna	22,371	—	—
Decrease (increase) in other assets	(23,148)	(1,017)	5,917

Cash used in investing activities	$(401,427)	$(54,785)	$(130,934)

Year Ended December 31, 2002

        Cash used in investing activities in 2002 was $401.4 million, including $146.3 million spent on racetrack acquisitions, primarily for Lone Star Park and The Maryland Jockey Club, expenditures of $160.1 million on Real Estate Business properties, $107.2 million on MEC property and fixed asset additions and $23.1 million in other asset additions at MEC, partially offset by $22.4 million of proceeds received on MEC's sale of real estate to Magna and $11.9 million of proceeds on disposal of properties held for sale.

        Development and acquisition expenditures for the Real Estate Business for 2002 totalled $160.1 million including expenditures for the acquisition and subsequent expansion of the Eurostar facility in Austria, an expansion of the Thondorf facility in Austria, the completion of the expansion to the Magna Heavy Stamping facility in Austria, the completion of the Magna Steyr Powertrain Group office in Austria, and development of the new Presstec facility in Austria. In North America expenditures included the completion of the new Modatek facility in Ontario, the acquisitions of KTM and Co-Ex-Tec in Ontario and an office build-out in Intier's office, product development and engineering facility in Michigan.

        Expenditures relating to MEC property and fixed assets for 2002 included $42.0 million for the construction of MEC's Palm Meadows training center, $23.3 million for MEC's Austrian racetrack under development, $8.1 million for the completion of MEC's Magna Golf Club clubhouse, $7.6 million for the purchase of 435 acres of land in Ocala, Florida and maintenance capital improvements of $9.9 million. The remaining $16.3 million of expenditures related to other racetrack property enhancements, infrastructure and predevelopment costs on certain of MEC's properties and account wagering and television related activities. Other asset additions included MEC's cash advance of $23.1 million to Ontario Racing Inc. related to the purchase of Flamboro Downs.

Year Ended December 31, 2001

        Cash used in investing activities in 2001 was $54.8 million, including investments of $48.2 million in Real Estate Business properties, $38.9 million in MEC property and fixed assets, and $24.0 million on the acquisitions of MEC Pennsylvania and Multnomah Greyhound Park, partially offset by $56.4 million of proceeds received on disposal of properties held for sale.

        Development and acquisition expenditures for the Real Estate Business for 2001 totalled $48.2 million. The North American expenditures included development of Intier's office, product development and engineering facility in Michigan, initial expenditures for Cosma's Karmax expansion and new Modatek facility, both in Ontario, the acquisition of Tesma's Pullmatic facility in Ontario and the development of new facilities for certain

Magna Steyr and Intier operating units in Mexico. In Europe, our projects included completion of an expansion to the Magna Steyr Powertrain facility in Austria, and construction of a new protoype facility for the Magna Steyr Thondorf assembly facility in Austria.

        In 2001, MEC invested $38.9 million in real estate and fixed asset additions, which included $6.4 million for the purchase of real estate, $14.8 million related to maintenance capital improvements to the racetracks and $10.7 million on the Magna Golf Club in Aurora, Ontario. The remaining $7.0 million of expenditures related to racetrack property enhancements, infrastructure and predevelopment costs on certain of MEC's properties and on account wagering activities, including the telephone and Internet and television distribution.

Year Ended December 31, 2000

        Cash used in investing activities in 2000 was $130.9 million, including investments of $97.3 million in Real Estate Business property, $53.4 million on MEC property and fixed asset additions and $24.1 million for MEC to acquire Bay Meadows.

        Expenditures for Real Estate Business properties totalled $97.3 million in 2000 including the acquisition of land for development and of the Tesma Sterling Heights facility, both located in Michigan, and initial expenditures for the development of Intier's office, product development and engineering facility in Michigan. In Europe, expenditures included the Magna Steyr Powertrain facility in Austria and the expansion to the Decoform facility in Germany. In Mexico, the Real Estate Business completed the expansions of Cosma's Formex and Pressmex facilities.

        During 2000, MEC invested $22.9 million to purchase 481 acres of property in Palm Beach County, Florida, which is currently being developed into a second horse boarding and training center, $22.5 million on continued spending in connection with the Magna Golf Club in Aurora, Ontario and $8.6 million on upgrades to racetrack facilities, normal ongoing maintenance items and other fixed assets. Cash used in investing activities in 2000 was partially offset by proceeds of $37.4 million on disposal of properties held for sale.

  Financing

	2002	2001	2000
Issues of debt	$6,353	$33,818	$42,876
Repayment of debt	(15,846)	(31,505)	(10,759)
Increase (decrease) in bank indebtedness	44,345	(2,153)	(35,218)
Issue of subordinated notes by MEC	72,200	—	—
Issue of shares by MEC	142,422	476	—
Net contribution by (distribution to) Magna	176,465	(22,499)	125,154

Cash provided from (used in) financing activities	$425,939	$(21,863)	$122,053

Year Ended December 31, 2002

        Cash provided by financing activities was $425.9 million for 2002 generated primarily from the issuance of MEC Class A Subordinate Voting Stock for $142.4 million, net of issue expenses, increase in bank indebtedness of $44.3 million of which $49.5 million represents MEC's utilization of its revolving credit facility, offset by a decrease in bank indebtedness in the Real Estate Business, net contribution by Magna of $176.5 million, and the issuance of convertible subordinated notes for $72.2 million, net of issue expenses, partially offset by the net repayment of long-term debt of $9.5 million.

Year Ended December 31, 2001

        Cash used in financing activities in 2001 was $21.9 million, comprised primarily of $31.5 million for debt repayment, the net distribution to Magna of $22.5 million, and a decrease in bank indebtedness of $2.2 million, partially offset by the issuance of long-term debt of $33.8 million related to MEC's term loan facility and the issuance of share capital by MEC of $0.5 million.

Year Ended December 31, 2000

        Cash provided by financing activities in 2000 was $122.1 million, comprised primarily of a net contribution by Magna of $125.2 million and the issuance of long-term debt of $42.9 million primarily related to the financing of the Bay Meadows acquisition by MEC, and other real estate additions, partially offset by the repayment of other long-term debt of $10.8 million including repayment of $6.8 million of debt assumed in connection with the acquisition of Gulfstream Park and the repayment of a portion of the promissory note issued in connection with MEC's acquisition of Golden Gate Fields, and a decrease in bank indebtedness of $35.2 million.

  Financing Activities

        On May 1, 2002, MEC entered into an agreement with respect to a $75.0 million senior, unsecured revolving credit facility. On October 11, 2002, MEC entered into an amending agreement to increase this facility from $75.0 million to $100.0 million. The credit facility has a term of one year, which expires on October 10, 2003, and may be extended, with the consent of both parties. Under the terms of the agreement, the amount available under the credit facility will be reduced to $50.0 million on April 30, 2003. At March 31, 2003, this facility was undrawn except for letters of credit totalling $20.0 million.

        One of MEC's subsidiaries, The Santa Anita Companies, Inc., is a party to a term loan facility, which bears interest at LIBOR plus 2.2% per annum. MEC has entered into an interest rate swap contract and fixed the rate of interest at 6.0% per annum to November 30, 2004, the maturity date of the term loan facility. At December 31, 2002, $55.7 million was outstanding under this fully drawn term loan facility.

        Also, two of MEC's subsidiaries, which are part of The Maryland Jockey Club, are party to term loan facilities, which bear interest at 6.5% and 7.0% per annum. Both term loans have interest rate adjustment clauses, which reset to the market rate for a U.S. Treasury security of an equivalent term plus 2.6% at set dates prescribed in the agreements. At December 31, 2002, $19.6 million and $4.9 million were outstanding under these fully drawn term loan facilities, which mature on December 1, 2013 and June 7, 2017, respectively.

        On December 2, 2002, MEC issued $75.0 million of 7.25% convertible subordinated notes, which are convertible at any time at the option of the holders into shares of MEC Class A Subordinate Voting Stock at a conversion price of $8.50 per share, subject to adjustments under certain circumstances, and mature on December 15, 2009. The notes are redeemable at the principal amount together with accrued and unpaid interest, at MEC's option, under certain conditions on or after December 21, 2005. At December 31, 2002, all the notes remained outstanding.

        On November 27, 2002, contemporaneous with MEC's acquisition of The Maryland Jockey Club, MEC granted the remaining minority interest shareholders of The Maryland Jockey Club the option to sell such interest to MEC, at any time during the first five years after closing of the acquisition. A cash payment of $18.3 million plus interest will be required on exercise of the option.

        At December 31, 2002, the Company had cash and cash equivalents of $94.9 million and Magna's net investment was $1.4 billion. At December 31, 2002, MEC also had unused and available operating lines of credit of approximately $20.0 million and term credit facilities of approximately $30.5 million.

        The Real Estate Business generated funds from operations during 2002, 2001 and 2000 of $35.1 million, $28.3 million and $18.5 million, respectively. See "Real Estate Business — Funds From Operations". In addition to this cash flow, the Real Estate Business has historically funded its operations through cash advances from Magna. After the completion of the Spin-Off Transactions, Magna will no longer finance the Company. Under the terms of the Spin-Off Transactions, existing interest-bearing advances from Magna will be repaid using funds received as a capital contribution from Magna. For the year ended December 31, 2002, the after-tax amount of interest paid to Magna on these advances was $21.8 million. Based on the elimination of this interest expense and certain other adjustments, the Real Estate Business' pro forma funds from operations for 2002 were $68.7 million. See the Company's Pro Forma Consolidated Financial Statements and "Real Estate Business — Funds From Operations".

        The Real Estate Business has obtained a binding commitment from a Canadian chartered bank to provide an operating facility in the amount of $50 million upon the completion of the Spin-off Transactions. The operating facility will be unsecured and have a term of 364 days — plus an additional one year if the facility is not extended by the lender at the end of the 364 day period. The terms of the operating facility will provide for usual and customary covenants for operating facilities of this type.

        The Company anticipates that additional borrowings could be obtained, if required, given that its real estate portfolio is presently unleveraged. The Company believes that its cash resources, funds from operations and available third-party borrowings should be sufficient to finance its Real Estate Business operations and capital expenditure program. Additional acquisition and development activity in future periods will depend on the availability of suitable investment opportunities and related financing.

        MEC believes that its current cash resources, cash flow from operations, and cash available under its credit facilities described above will be sufficient to finance its operations and capital expenditure program during the next year. However, in order to complete MEC's acquisition and strategic capital programs, MEC will be required to seek additional debt and/or equity financing through public or private sources. If such additional financing is not available to MEC as needed or on acceptable terms, MEC may not be able to complete its acquisition or strategic capital programs. Although the Company has no current plans to do so, it may in the future make further investments in MEC, whether in the form of debt, equity or otherwise. The Company has not guaranteed any of MEC's debt obligations or other commitments.

  Off-Balance Sheet Financing

        The Company's off-balance sheet financing arrangements are limited to operating lease contracts of MEC.

Critical Accounting Policies

        The Company's discussion and analysis of its results of operations and financial condition is based upon the combined financial statements, which have been prepared in accordance with Canadian GAAP. Note 22 to the Company's combined financial statements sets out the material differences between Canadian and U.S. GAAP. The preparation of the combined financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. The Company bases its estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. On an ongoing basis, the Company evaluates its estimates. However, actual results may differ from these estimates under different assumptions or conditions.

        The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its combined financial statements.

  Lease Accounting and Revenue Recognition

  (a)
  The Real Estate Business

    The leases with the Magna Group (the "Leases") are triple net leases under which the lessee is responsible for the direct payment of all operating costs related to the properties (including property taxes, insurance, utilities and routine repairs and maintenance). Revenues and operating expenses do not include any amounts related to operating costs paid directly by the lessees.

    Substantially all the Leases provide for either scheduled rent increases or periodic rent increases based on a local price index. Where periodic rent increases depend on a local price index, such rent increases are accounted for as contingent rentals and recognized in income in the applicable future years.

    Where the Real Estate Business has retained substantially all the benefits and risks of ownership of its rental properties, leases with its tenants are accounted for as operating leases. Rental revenues under operating leases are recognized on a straight-line basis, whereby the scheduled lease payments are recognized in income over the term of the respective lease. The amount by which the straight-line rental revenue exceeds rents collected in accordance with the lease agreements is included in deferred rent receivable.

    Where substantially all the benefits and risks of ownership of its rental properties have been transferred to tenants, the Real Estate Business' leases are accounted for as direct financing leases. For properties under direct financing leases, the Real Estate Business determines an implicit interest rate based on the cost of the subject property, the minimum lease payments and estimated residual value, and records finance income based on applying this implicit interest rate to the investment in the direct financing lease.

    For leases involving land and buildings, if the fair value of the land exceeds 25% of the combined fair value of the land and building at the inception of the lease, the Real Estate Business evaluates the land and building separately in determining the appropriate lease treatment. In such circumstances, the portion of the lease attributable to the land is typically accounted for as an operating lease; the building could be either an operating lease or direct financing lease, as appropriate.

    The determination of the residual values of leased real estate properties, representing the estimated fair market values of the properties at the end of the lease term, are "critical accounting estimates" because: (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward looking assumptions regarding future fair values; and (ii) initial residual value estimates have a significant impact on the implicit interest rate in the leases which affects both the initial classification of the lease and the subsequent calculation of income from direct financing leases. Management utilizes third party publications and its own historical experience to determine the estimated fair market values of the properties at the end of the lease term.

    The initial net investment in direct financing leases includes the present value of the estimated residual value. Through the normal course of accounting for direct financing leases, the residual value is accreted to the estimated future residual value over the lease term. Management reviews estimates of residual value to evaluate whether they will be recoverable at the end of the lease term.

    The Financial Accounting Standards Board ("FASB") has indicated that it may issue a FASB Staff Position ("FSP") on the "Income Statement Characterization by a Lessor for Certain Executory Costs Paid Directly by the Lessee." A final FSP on this issue could require that the Company record additional revenue and a corresponding amount of expense for U.S. GAAP purposes for property taxes and certain other costs paid by lessees under the terms of the triple net leases. If required to make such an accounting change for U.S. GAAP purposes, the Company may revise its Canadian GAAP revenue presentation accordingly.

  (b)
  Magna Entertainment Corp

    Racetrack revenues

    MEC records operating revenues associated with horse racing on a daily basis, except for season admissions which are recorded ratably over the racing season. Wagering revenues are recognized gross of purses, stakes and awards and pari-mutuel wagering taxes. The costs relating to these amounts are shown as "Purses, awards and other" in the accompanying combined statement of income. Deferred revenues associated with racetrack operations consist primarily of prepaid box seats, admission tickets and parking, which are recognized into revenue ratably over the period of the related race meet.

  Impairment of Goodwill, Intangibles and Other Long-lived Assets

        Effective, January 1, 2002, goodwill and indefinite life intangibles, such as racing licenses, are subject to an annual impairment test or more frequently when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit or indefinite life intangible below its carrying value.

        In addition, the Company evaluates fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include prolonged operating losses or a decision to dispose of, or otherwise change the use of, an existing fixed or other long-lived asset.

        The Company has early adopted the new requirements of CICA Handbook Section 3063 "Impairment of Long-lived Assets" ("CICA 3063") on a prospective basis effective January 1, 2002. CICA 3063 requires that if the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges, is less than the reported value of the asset, an asset impairment must be recognized in the financial statements.

The amount of impairment to recognize is calculated by subtracting the fair value of the asset from the reported value of the asset. CICA 3063 conforms Canadian GAAP with U.S. GAAP as it applies to impairment of long-lived assets.

        The calculation of asset impairment for real estate properties is dependent upon whether the properties have been classified, based on the Company intentions, as not available for sale or held for sale. Asset impairment for real estate properties not available for sale is measured in the manner described in the preceding paragraph. When real estate properties are identified by the Company as held for sale, the carrying value is reduced, if necessary, to the estimated fair value less costs of disposal. Fair value is determined based upon discounted cash flows of the assets, appraisals and, if appropriate, current estimated net sales proceeds from pending offers.

        The Company believes that accounting estimates related to goodwill, intangible and other long-lived asset impairment assessments are "critical accounting estimates" because: (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward looking assumptions regarding future cash flows; and (ii) any resulting impairment loss could have a material impact on the Company's combined net income and on the amount of assets reported on the Company's combined balance sheet.

  Future Income Tax Assets

        At December 31, 2002, the Company had recorded future tax assets (net of related valuation allowances) in respect of loss carryforwards and other deductible temporary differences of $14 million and $12 million, respectively. The future tax assets in respect of loss carryforwards relate primarily to the Company's U.S. and Austrian operations.

        The Company evaluates quarterly the realizability of its future tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the future tax assets. The Company has and continues to use tax planning strategies to realize future tax assets in order to avoid the potential loss of benefits.

        At December 31, 2002, the Company had gross income tax loss carryforwards of approximately $26 million, which relate to operations in Austria and the United States, the tax benefits of which have not been recognized in the combined financial statements. Of the total losses, $12 million expire between 2008 and 2022 and the remainder have no expiry date. If operations improve to profitable levels in these jurisdictions, and such improvements are sustained for a prolonged period of time, the Company's earnings will benefit from these loss carryforward pools.

Qualitative and Quantitative Disclosures about Market Risk

        The Company's primary exposure to market risk related to financial instruments (or the risk of loss arising from adverse changes in market rates and prices, including interest rates, foreign currency exchange rates and commodity prices) is with respect to the Company's investments in companies with a functional currency other than the U.S. dollar. Fluctuations in the U.S. dollar exchange rate relative to the Canadian dollar, euro and British pound will result in fluctuations in Magna's net investment. The Company has generally not entered into derivative financial arrangements for currency hedging purposes, and has not and will not enter into such arrangements for speculative purposes.

        Additionally, the Company is exposed to interest rate risk. Interest rates are sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors that are beyond the Company's control.

        The Company's future earnings, cash flows and fair values relating to financial instruments are primarily dependent upon prevalent market rates of interest, such as LIBOR and EURIBOR. Based on interest rates at December 31, 2002 and MEC's current credit facilities, a 1% per annum increase or decrease in interest rates on MEC's line of credit and other variable rate borrowings would not materially affect the Company's annual future earnings and cash flows. Based on borrowing rates currently available, the carrying amount of the Company's debt approximates its fair value.

        In order to mitigate a portion of the interest rate risk associated with MEC's variable rate debt, MEC entered into an interest rate swap contract. Under the terms of this contract, MEC receives a LIBOR based variable interest rate and pays a fixed rate of 6.0% on a notional amount of $55.7 million as at December 31, 2002. The maturity date of this contract is November 30, 2004.

Accounting Developments

        Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards, which have not yet been adopted due to delayed effective dates.

  Canadian GAAP standards:

        In December 2002, the CICA amended Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations" ("CICA 3475"). CICA 3475 provides guidance on differentiating between assets held for sale and held for disposal other than by sale and on the presentation of discontinued operations. CICA 3475 applies to disposal activities initiated on or after May 1, 2003.

        In December 2002, the CICA approved proposed amendments to Accounting Guideline, AcG-13, "Hedging Relationships" ("AcG-13"). The proposed amendments clarify certain of the requirements in AcG-13 and provide additional application guidance. The proposed amendments will be finalized in the first half of 2003 and will be applicable when AcG-13 becomes effective for fiscal years beginning on or after July 1, 2003.

        Although the Company is currently reviewing CICA 3475 and AcG-13, the impact, if any, of these pronouncements on its combined financial statements has not been determined.

  United States GAAP standards:

        During 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"). FAS 143 requires that legal obligations arising from the retirement of tangible long-lived assets, including obligations identified by a company upon acquisition and construction and during the operating life of a long-lived asset, be recorded and amortized over the asset's useful life using a systematic and rational allocation method. FAS 143 is effective for fiscal years beginning after June 15, 2002.

        During 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). FAS 146 requires that costs associated with an exit or disposal activity be recognized and measured at fair value in the period in which the liability is incurred. FAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

        In 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires certain guarantees to be recorded at fair value; previously a liability was only recorded when a loss under a guarantee was probable and reasonably estimable. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

        Although the Company is currently reviewing FAS 143 and FAS 146 and the recognition and measurement requirements of FIN 45, the impact, if any, of these pronouncements on its combined financial statements has not been determined.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that a variable interest entity be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and apply to existing variable interest entities in the first fiscal year or interim period beginning after June 15, 2003.

        The Company's preliminary evaluation is that FIN 46 will not have an immediate impact on its combined financial statements although the Company is continuing its review of the implications of FIN 46.

Commitments and Contingencies

        From time to time, the Company may be contingently liable for litigation and other claims. Refer to note 20 of the Company's audited combined financial statements.

        Although MEC is considering a major redevelopment of its Gulfstream Park racetrack in Florida (the "Gulfstream Park Redevelopment"), it has deferred a decision on the project at the present time. Should MEC proceed as currently contemplated, the Gulfstream Park Redevelopment would include a simulcast pavilion, a sports and entertainment arena and a new turf club and grandstand. In addition, there would be significant modifications and enhancements to the racetracks and stable areas. If completed, the Gulfstream Park Redevelopment would require the demolition of a substantial portion of the current buildings and related structures, which include the grandstand and turf club. The aggregate carrying value at December 31, 2002 of the assets that would be demolished if the Gulfstream Park Redevelopment is completed is $22.2 million. If MEC decides to proceed with the Gulfstream Park Redevelopment and obtain the approval of its Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down would be necessary.

        In addition, at December 31, 2002, MEC had spent or committed approximately $36.0 million on the development of a racetrack, combined with a gaming and entertainment center, on property that MEC owns in Ebreichsdorf, Austria. One function of this development will be to serve as the central tote and satellite re-uplink hub for MEC's European business. In addition, it will afford MEC a unique opportunity to market, promote and sell MEC's North American product to the European marketplace. This project has commenced in anticipation of concluding joint venture negotiations with an Austrian third party and receiving the requisite racing and gaming licenses. Although MEC has made significant progress to date, ultimately those negotiations may not be successful or MEC may not obtain the necessary licenses. If MEC is unable to complete this development as planned, MEC may need to take a substantial write-down of the carrying value of this property.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FIRST QUARTER
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

        All amounts in this Management's Discussion and Analysis of First Quarter Results of Operations and Financial Condition ("MD&A") of MI Developments Inc. (the "Company") are in U.S. dollars and all tabular amounts are in thousands of U.S. dollars unless otherwise noted. This MD&A should be read in conjunction with the accompanying unaudited combined financial statements for the three-month period ended March 31, 2003, which are prepared in accordance with Canadian generally accepted accounting principles. This MD&A contains forward-looking statements — see "Cautionary Note Regarding Forward-Looking Statements".

Real Estate Business

        The Real Estate Business includes a portfolio of industrial and commercial properties, virtually all of which are leased to the Magna Group, one of the largest and most diversified automotive suppliers in the world. These properties are located in Canada, Austria, the United States, Mexico, Germany, Belgium, the United Kingdom, Spain, Poland and the Czech Republic. In addition to the portfolio of leased properties, the Real Estate Business has acted as the real estate advisor, developer and property manager for the Magna Group. This relationship has been, and is expected to continue to be, a source of growth and opportunity for the Company. Magna's growth over the last 10 years has presented numerous situations requiring our real estate and development expertise. Projects currently in various stages of development for the Magna Group in Canada, the United States, Austria, and the Czech Republic are anticipated to add approximately 250,000 square feet to the portfolio of industrial properties.

        The Real Estate Business' real estate assets are comprised of:

  •
  Income-producing properties (which include properties under operating leases and, prior to January 1, 2003, direct financing leases);

  •
  Development properties; and

  •
  Properties held for sale.

        Effective January 1, 2003, the Company amended certain leases with the Magna Group to reduce the remaining lease terms and minimum lease payments, and replace scheduled rent increases with periodic rent increases based on a local price index. As a result of these amendments, all of the direct financing leases were reclassified as operating leases.

        The combined net book values of the Real Estate Business' real estate assets are as follows:

	March 31, 2003	December 31, 2002
Revenue-producing real estate properties under operating leases	$978,037	$515,595
Direct financing leases	—	387,024

Income-producing properties	978,037	902,619
Development properties	82,916	106,838
Properties held for sale	4,080	5,121

	$1,065,033	$1,014,578

  Income-producing properties

        The income-producing properties are comprised predominantly of industrial plants located strategically to provide parts to the OEM assembly plants throughout North America and Europe. The income-producing portfolio is situated in Austria, Canada, the United States, Germany, Mexico and five other European countries. The geographical breakdown as at March 31, 2003 was as follows:

	Book Value	Percent of Total
Austria	$320,534	32.8%
Canada	289,138	29.6%
United States	179,159	18.3%
Germany	82,569	8.4%
Mexico	74,394	7.6%
Other European countries	32,243	3.3%

	$978,037	100.0%

        The portfolio also includes several office buildings that comprise 3.7% of the total square footage of income-producing properties. These office properties include the head offices of Magna and certain of its automotive groups.

  Development properties

        Development properties consist of both properties currently under development and properties held for future development. At March 31, 2003, there were three properties under development in Austria, and one property under development in each of the United States, Canada and the Czech Republic. These developments include one new facility and expansions to existing facilities. The projects total approximately 250,000 square feet with anticipated costs to completion of approximately $30 million to $35 million.

        In addition to the properties currently under development, the Real Estate Business has approximately 915 acres available for development in Canada, the United States, Austria and Mexico with a net book value of $77.5 million as at March 31, 2003.

  Properties held for sale

        At March 31, 2003, the Company had three properties in the United States totalling 169,000 square feet, which were no longer of strategic value and were available for sale. Estimated fair market values of these properties exceed book values as at March 31, 2003.

  Funds From Operations(1)

        For the three months ended March 31, 2003, the Real Estate Business generated funds from operations of $12.0 million, an increase of 29.7% over the three months ended March 31, 2002. Historically, Magna funded the Real Estate Business with intercompany debt, which will be eliminated as part of the Spin-Off Transactions. The interest expense payable to Magna included in the combined financial statements for the three months ended March 31, 2003 and 2002 was $10.5 million and $6.0 million, respectively. Going forward, the primary objective of the Real Estate Business will be to increase funds from operations, net income and the value of its real estate assets in order to maximize the return on its equity. The Real Estate Business will continue to use local market expertise, cost controls and long-established relationships with the Magna Group to expand its real estate portfolio of industrial and commercial properties.

(1)
The Company measures and presents funds from operations for the Real Estate Business because it is a measure that is widely used by analysts and investors in evaluating the operating performance of real estate companies. However, funds from operations does not have standardized meaning under Canadian or United States generally accepted accounting principles and therefore is unlikely to be comparable to similar measures presented by other companies. The Real Estate Business' funds from operations is based on information prepared in accordance with Canadian generally accepted accounting principles as follows:

	For the three months ended March 31,
	2003	2002
Net income	$4,070	$5,990
Addback (deduct) non-cash items:
Depreciation	7,173	2,388
Future income taxes	1,685	2,221
Straight-line rent adjustment	(866)	(645)
Income from direct financing leases in excess of repayments	—	(683)
Repayment of direct financing leases, net of finance income	—	205
Gains on disposal of real estate	(21)	(189)

Funds from operations	$12,041	$9,287

Revenue Recognition

(a)
Rental revenue from operating leases

        The Real Estate Business records annual rental revenue from operating leases based on a straight-lining of the total rents called for contractually over the entire term of the lease. In North America, certain leases have fixed rent escalations every five years pursuant to which basic rent increases by a set percentage. Thus, the amount of revenue recorded on a lease in its early years exceeds the amount of the actual lease payments received in those years, whereas in the later years of the lease, the amount of revenue recorded is less than the amount of the actual lease payments. Most of the Company's operating leases are in their early years. The following table shows geographically the impact on rental revenues resulting from the straight-lining of rents.

	For the three months ended March 31, 2003
	Actual Lease Payments	Impact of Straight-lining	Revenue Reported
North America	$14,125	$866	$14,991
Europe	11,567	—	11,567

	$25,692	$866	$26,558

	For the three months ended March 31, 2002
	Actual Lease Payments	Impact of Straight-lining	Revenue Reported
North America	$5,210	$645	$5,855
Europe	5,309	—	5,309

	$10,519	$645	$11,164

(b)
Income from direct financing leases

        As at March 31, 2003, the Real Estate Business had no properties under direct financing leases as a result of the amendment of certain leases with Magna and its subsidiaries as described above, compared to 14 as at March 31, 2002. The impact on funds from operations as a result of these leases being accounted for as direct financing leases rather than as operating leases is set out in the following table:

	For the three months ended March 31,
	2003	2002
Income recorded	$—	$8,074
Actual lease payment	—	7,596

Income in excess of cash received	$—	$478

Comprised of:
Income from direct financing leases in excess of repayments	$—	$683
Repayment of direct financing leases, net of finance income	—	(205)

Impact on funds from operations	$—	$478

  Components of rental revenue

        Growth in rental revenues from operating leases is comprised of the conversion of direct financing leases to operating leases, rents from completed developments, expansions and acquisitions, net of dispositions, contractual increases on in-place leases and the impact of foreign currency fluctuations on non-U.S. dollar based rental revenues.

(a)
Completed developments, expansions and acquisitions

        During the three months ended March 31, 2003 and the year ended December 31, 2002, the Real Estate Business brought on stream new leases and lease amendments totalling approximately 1.6 million square feet and 2.4 million square feet, respectively. The increase for the three months ended March 31, 2003 includes 0.8 million square feet for the acquisition of the eight Donnelly properties, which were originally acquired in October 2002 but on which leases and rental rate negotiations were not concluded until January 1, 2003. The associated incremental lease payments on an annualized basis total $8.4 million and $15.4 million in the three months ended March 31, 2003 and the year ended December 31, 2002, respectively. The following table summarizes these projects and their actual lease payments as converted at the average foreign exchange rate for the three months ended March 31, 2003 and the year ended December 31, 2002 (versus accounting revenues):

	For the three months ended March 31, 2003		For the year ended December 31, 2002
	Annual Lease Payments	Square Feet	Annual Lease Payments	Square Feet
		(000s)		(000s)
Acquisitions	$4,141	1,157	$7,972	1,270
New Developments	1,430	202	3,831	548
Expansions	2,823	207	3,573	604

	$8,394	1,566	$15,376	2,422

(b)
Contractual increases on in-place leases

        During the period in which the Automotive Real Estate Reorganization took place, the majority of existing leases with the Magna Group were renegotiated to reflect market terms, and standard form leases were put into place. The leases within the property portfolio provide for periodic rent escalations based either on fixed-rate step increases or on the basis of an increase in the consumer price index (subject to certain caps). During the three months ended March 31, 2003, the first of these hurdles was reached in Belgium and the U.K. The rental increases total approximately $0.2 million in annualized revenue, converted at the average foreign exchange rates for the three months ended March 31, 2003.

MEC

  Overview

        MEC is North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC currently operates or manages eleven thoroughbred racetracks, two standardbred racetracks, one racetrack that runs both thoroughbred and standardbred meets and one greyhound track, as well as the simulcast wagering venues at these tracks. In addition, MEC operates off-track betting ("OTB") facilities and a national account wagering business known as XpressBet™ which permits customers to place wagers by telephone and over the Internet on horse races run at up to 70 racetracks in North America. MEC also owns and operates HorseRacing TV™, a television network focused exclusively on horse racing that it launched on the Racetrack Television Network ("RTN") in 2002. HorseRacing TV™ is currently carried on cable systems in eight states, with over one million subscribers to date. MEC is in ongoing discussions with cable and satellite operators with the goal of achieving broader distribution. RTN, in which MEC has a one-third interest, was formed to telecast races from MEC's racetracks and other racetracks, via private direct-to-home satellite, to paying subscribers. To support certain of MEC's thoroughbred racetracks, MEC owns thoroughbred training centers situated near San Diego, California, in Palm Beach County, Florida and in the Baltimore, Maryland area. MEC has also commenced development of a horse racetrack and gaming facility near Vienna, Austria.

  Seasonality

        MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of the revenues and operating results for the year. Because four of MEC's largest racetracks, Santa Anita Park, Gulfstream Park, Lone Star Park and Golden Gate Fields, run live race meets principally during the first half of the year, MEC's racing operations have historically operated at a loss in the second half of the year, with the third quarter generating the largest loss. This seasonality has resulted in large quarterly fluctuations in revenue and operating results. MEC expects the seasonality of its business to gradually diminish as its recent acquisitions, OTB network and account wagering initiatives evolve. Some time ago MEC set out to reduce its reliance on winter racing by acquiring properties that operate at different times throughout the year. The acquisition of Lone Star Park at Grand Prairie and The Maryland Jockey Club late in 2002 give MEC significant new content in the second and fourth quarters. The costs of operating these facilities, which have reduced MEC's earnings in the first quarter, should be more than offset by increased earnings in the periods when these tracks run their live race meets.

  Live Race Days

        In the three months ended March 31, 2003, MEC operated its racetracks for an additional 89 live race days as compared to the prior year period. The overall increase in live race days is primarily attributable to 61 live race days at Laurel Park, which was acquired in the fourth quarter of 2002, 22 additional live race days at Portland Meadows, as a result of the 2002 live race meet concluding early in order to permit construction of a storm water retention system, and eight additional live race days at Thistledown due to the earlier start of the 2003 live race meet. Set forth below is a list of MEC's actual live race days by racetrack for the three months ended March 31, 2003 and 2002.

	For the three months ended March 31,
	2003	2002
Santa Anita Park	66	65
Golden Gate Fields	66	65
Bay Meadows	—	—
Gulfstream Park	72	74
Pimlico Race Course	—	N/A
Laurel Park	61	N/A
Lone Star Park	—	N/A
Thistledown	10	2
Remington Park	—	1
Great Lakes Downs	—	—
The Meadows	50	51
Portland Meadows	40	18

	365	276

        Live race days are a significant factor in the operating and financial performance of MEC's racing business. Another significant factor is the level of wagering per customer on MEC's racing content on-track, at inter-track simulcast locations and at OTB facilities. There are also many other factors that have a significant impact on MEC's racetrack revenues, which include, but are not limited to: attendance at MEC's racetracks, inter-track simulcast locations and OTB facilities; activity through MEC's XpressBet™ system; the number of races and the average field size per race; MEC's ability to attract the industry's top horses and trainers; inclement weather; and changes in the economy.

  Real Estate Properties

        In addition to MEC's racetracks, MEC owns a significant real estate portfolio which includes two golf courses, related recreational facilities and gated residential communities under development in Austria and in

Canada, as well as other real estate in the United States, Canada and Austria. The aggregate net book values of MEC's real estate is as follows:

	March 31, 2003	December 31, 2002
Revenue-producing racetrack properties	$472,000	$466,443
Excess racetrack properties	100,895	100,285
Development properties	75,288	71,384
Revenue-producing non-racetrack properties	72,304	68,507
Properties held for sale	11,088	10,827

	$731,575	$717,446

Combined Results of Operations

  Average Foreign Exchange

	For the three months ended March 31,
	2003	2002	Change
1 Canadian dollar equals U.S. dollars	0.662	0.627	+6%
1 euro equals U.S. dollars	1.073	0.877	+22%

        The preceding table reflects the average foreign exchange rates between the most common currencies in which the Company conducts business and its U.S. dollar reporting currency. Significant changes in these foreign exchange rates impact the reported U.S. dollar amounts of the Company's revenues, expenses, income and funds from operations.

        During the three-month period ended March 31, 2003, there was a significant strengthening of the euro and Canadian dollar against the U.S. dollar. These exchange rate changes in the quarter resulted in an increase in the U.S. dollar value of the Company's real estate properties of $34.0 million and contributed to an unrealized exchange gain recorded as a component of Magna's net investment of $8.1 million. As at May 31, 2003, the euro and Canadian dollar have further strengthened against the U.S. dollar by 9% and 7%, respectively.

        Throughout this MD&A, reference is made to the impact of foreign exchange on reported U.S. dollar amounts where relevant.

        Refer also to the "Segment Analysis" below.

  Combined Statements of Income

	For the three months ended March 31,
	2003	2002
Revenues	$296,673	$267,400
Operating costs and expenses	267,575	226,507

Operating income	29,098	40,893
Gains on disposal of real estate	21	539

Income before taxes and minority interest	29,119	41,432
Income taxes	12,518	16,827
Minority interest in MEC	5,296	4,702

Net income	$11,305	$19,903

Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002

  Revenues

        Revenues for the three months ended March 31, 2003 were $296.7 million, an increase of 10.9% or $29.3 million from $267.4 million for the three months ended March 31, 2002. The increase in total revenues is due to a $21.6 million increase in MEC sales, a $5.2 million increase in Real Estate Business revenues and a $2.6 million increase in reported U.S. dollar revenues primarily due to the strengthening of the euro against the U.S. dollar.

  Operating costs and expenses

        Operating costs and expenses increased 18.1% or $41.1 million to $267.6 million for the three months ended March 31, 2003 compared to $226.5 million for the three months ended March 31, 2002. The increase in operating costs and expenses is a result of increases in MEC operating costs and expenses of $31.1 million, Real Estate Business operating costs and expenses of $8.4 million and a $1.6 million increase in reported U.S. dollar costs and expenses primarily due to the strengthening of the euro against the U.S. dollar.

  Gains on disposal of real estate

        During the three months ended March 31, 2003, the Real Estate Business disposed of one property in the United Kingdom, generating a nominal gain on disposal. During the three months ended March 31, 2002, the Real Estate Business disposed of one property, generating a gain of $0.5 million. MEC did not sell any properties in the three months ended March 31, 2003 and 2002, but intends to continue to sell the balance of its properties held for sale over the next two years in order to provide capital to grow and enhance its core racing operations.

  Income tax provision

        An income tax provision of $12.5 million was recorded against income before income taxes and minority interest of $29.1 million for the three months ended March 31, 2003, compared to an income tax provision of $16.8 million against income before income taxes and minority interest of $41.4 million for the three months ended March 31, 2002. The effective income tax rate on income before income taxes and minority interest increased to 43.0% for the three months ended March 31, 2003 from 40.6% for the three months ended March 31, 2002, due primarily to the treatment under United States tax laws of deemed interest on certain Real Estate Business intercompany debt with Magna in 2002 and as a result of certain losses for which MEC has not recorded a tax benefit.

  Minority interest in MEC

        Minority interest expense increased $0.6 million from $4.7 million for the three months ended March 31, 2002 to $5.3 million for the three months ended March 31, 2003. The increase is due an increase in the minority interest percentage from 25.3% at March 31, 2002 to 41.4% at March 31, 2003 as a result of MEC's April 2002 share offering, offset in part by lower net income for MEC for the three months ended March 31, 2003 compared to the three months ended March 31, 2002.

  Net income

        Net income decreased $8.6 million or 43.2% in the three months ended March 31, 2003, from $19.9 million for the three months ended March 31, 2002 to $11.3 million for the three months ended March 31, 2003. The decrease is primarily due to the $41.1 million increase in operating costs and expenses, the $0.6 million increase in minority interest expense and the $0.5 million decrease in gains on disposal of real estate, partially offset by the $29.3 million increase in revenues, and the $4.3 million decrease in income tax expense.

Segment Analysis

        Refer to note 2 to the Company's unaudited combined financial statements for the three-month period ended March 31, 2003, which explains the basis of segmentation.

  The Real Estate Business

	For the three months ended March 31,
	2003	2002
Revenues
Rental revenue from operating leases	$26,558	$11,164
Income from direct financing leases	—	8,074

	26,558	19,238

Expenses
General and administrative expenses	1,705	1,173
Depreciation and amortization	7,173	2,388
Interest expense, net	10,501	6,087

Operating income	$7,179	$9,590

	As at March 31,
	2003	2002
Properties and Direct Financing Leases
Revenue-producing real estate properties under operating leases	$978,037	$413,463
Development properties	82,916	71,191
Properties held for sale	4,080	1,238

Real estate properties	1,065,033	485,892
Direct financing leases	—	296,789

	$1,065,033	$782,681

  Rental revenue from operating leases

        Rental revenue from operating leases increased to $26.6 million for the three months ended March 31, 2003 from $11.2 million for the three months ended March 31, 2002, an increase of $15.4 million. Effective January 1, 2003, the Company amended certain leases with the Magna Group to reduce the remaining lease terms and minimum lease payments, and replace scheduled rent increases with periodic rent increases based on a local price index. As a result of these amendments, all of the direct financing leases were reclassified as operating leases. This reclassification resulted in a $9.7 million increase in rental revenue from operating leases for the three months ending March 31, 2003 compared to the three-month period ending March 31, 2002. The increase in rental revenue from operating leases was also a result of increased rents from acquisitions of $3.9 million, including $1.9 million for the Eurostar facility that was acquired in July 2002, $1.4 million for the Tesma facilities and $0.6 million on leases entered into on eight manufacturing facilities acquired on October 1, 2002 as part of Magna's acquisition of Donnelly Corporation; increased rents of $0.1 million from completion of a new development project for Cosma in Weiz, Austria; increased rents of $0.7 million from expansions for Magna Steyr in the Graz, Austria and Decoma in Sulzbach, Germany; and a $2.2 million increase in reported U.S. dollar revenues as result of the strengthening of the euro and Canadian dollar, each against the U.S. dollar.

  Income from direct financing leases

        As a result of the amendments to certain leases with Magna and its subsidiaries on January 1, 2003, all of the direct financing leases were reclassified as operating leases.

  General and administrative

        General and administrative expenses increased $0.5 million or 45.4% to $1.7 million for the three months ended March 31, 2003 as a result of increased salaries, wages and associated benefits of approximately $0.1 million, increased legal expenses of approximately $0.1 million and a $0.2 million increase in reported

U.S. dollar general and administrative expenses as a result of the strengthening of the euro and Canadian dollar, each against the U.S. dollar.

  Depreciation and amortization

        Depreciation and amortization costs increased $4.8 million or 200.4% to $7.2 million for the three months ended March 31, 2003 compared to $2.4 million for the three months ended March 31, 2002. The increase in 2002 is primarily due to the incremental depreciation of $3.4 million on properties previously classified as direct financing leases, new developments, expansions subsequent to the three months ended March 31, 2002 and the acquisitions of the Eurostar and Tesma facilities, all acquired subsequent to the first quarter of 2002, and a $0.7 million increase in reported U.S. dollar depreciation and amortization as a result of the strengthening of the euro and Canadian dollar, each against the U.S. dollar.

  Interest expense, net

        Interest expense increased $4.4 million from $6.1 million for the three months ended March 31, 2002 to $10.5 million for the three months ended March 31, 2003. The increase is primarily as a result of increased borrowing from Magna to fund new developments such as the Modatek facility in Milton, Ontario and the Presstec II facility in Weiz, Austria, acquisitions such as the Eurostar and Tesma facilities, expansions and a $0.5 million increase in reported U.S. dollar interest expense due to the strengthening of the euro against the U.S. dollar.

  MEC

	For the three months ended March 31,
	2003	2002
Revenues
Wagering revenue	$238,674	$220,353
Non-wagering revenue	27,804	23,675

Racetrack revenue	266,478	244,028
Other	3,637	4,134

	270,115	248,162

Operating costs and expenses
Purses, awards and other	145,721	140,523
Operating costs	76,295	59,809
General and administrative expenses	16,260	11,134
Depreciation and amortization	7,437	5,326
Interest expense, net	2,483	67

Operating income	$21,919	$31,303

  MEC revenues

        Revenues from MEC's racing operations were $266.5 million for the three months ended March 31, 2003, compared to $244.0 million for the three months ended March 31, 2002, an increase of $22.5 million or 9.2%. The increase is primarily attributable to the acquisitions of The Maryland Jockey Club and Lone Star Park at Grand Prairie, which generated revenues in the three months ended March 31, 2003 of $24.0 million and $11.3 million, respectively, partially offset be reduced revenues due to lower average daily attendance and correspondingly decreased on-track wagering activities at most of MEC's pre-existing facilities. Also contributing to the decline was a generally weaker U.S. economy, the war in Iraq and severe winter weather experienced in the quarter, particularly in the northeast region of the United States where several of our facilities are located, which resulted in five cancelled live race days at Laurel Park and many cancelled simulcast signals.

        In the three months ended March 31, 2003, gross wagering revenues for MEC's racing operations increased 8.3% to $238.7 million, compared to $220.4 million for the three months ended March 31, 2002. The increase was primarily attributable to the acquisitions of The Maryland Jockey Club and Lone Star Park at Grand Prairie, partially offset by a change in the mix of handle and related revenues. Declines in average daily attendance, caused partially by the war in Iraq, severe winter weather and a generally weaker U.S. economy, resulted in lower volumes of on-track live and import handle and related revenues. The severe winter weather, particularly in the northeastern United States, resulted in significant numbers of cancelled live race days and race cards. These declines were partially offset by increases in export handle and related revenues at Gulfstream Park and Golden Gate Fields. Non-wagering revenues in the three months ended March 31, 2003 increased 17.4% to $27.8 million, compared to $23.7 million in the three months ended March 31, 2002, for reasons consistent with those noted for the increase in gross wagering revenues. As a percentage of gross wagering revenues, non-wagering revenues increased from 10.7% in the three months ended March 31, 2002 to 11.6% in the current year period as a result of sponsorship revenues earned on the Sunshine Millions™. Non-wagering revenues consist primarily of food and beverage sales, program sales, admissions income, parking revenues, sponsorship revenue and income from the rental of MEC's facilities to other racing operators.

        Revenues from non-racetrack operations were $3.6 million for the three months ended March 31, 2003, compared to $4.1 million for the three months ended March 31, 2002, a decrease of $0.5 million or 12.0%. The decrease was primarily as a result of lower housing sales at the Fontana residential development in Oberwaltersdorf, Austria.

  MEC purses, awards and other

        Purses, awards and other increased by 3.7% to $145.7 million for the three months ended March 31, 2003 from $140.5 million for the three months ended March 31, 2002, primarily due to the increase in gross wagering revenues for the period. As a percentage of gross wagering revenue, purses, awards and other decreased from 63.8% for the three months ended March 31, 2002 to 61.1% for the three months ended March 31, 2003 primarily due to the mix of wagers made, the state the wagers were made in and the mix of on-track versus off-track wagering.

  MEC operating costs

        Operating costs increased to $76.3 million for the three months ended March 31, 2003 from $59.8 million for the three months ended March 31, 2002. The increased operating costs included $15.5 million incurred by MEC's acquisitions and new business units, including Lone Star Park at Grand Prairie, The Maryland Jockey Club, Palm Meadows and HorseRacing TV™, increased predevelopment and other costs incurred with respect to pursuing alternative gaming opportunities in states where MEC currently operates, additional rent expense incurred at MEC's Bay Meadows facility and start-up costs related to the inaugural running of the Sunshine Millions™. As a percentage of total racing revenues, operating costs increased from 24.5% in the three months ended March 31, 2002 to 28.6% in the three months ended March 31, 2003.

  MEC general and administrative

        General and administrative expenses were $16.3 million for the three months ended March 31, 2003, compared to $11.1 million for the three months ended March 31, 2002. As a percentage of total revenues, general and administrative expenses increased from 4.5% for the three months ended March 31, 2002 to 6.0% for the three months ended March 31, 2003. The increased costs included $4.8 million of costs incurred by MEC's recent acquisitions and new business units not included in the comparable prior year period.

  MEC depreciation and amortization

        Depreciation and amortization increased $2.1 million from $5.3 million for the three months ended March 31, 2002 to $7.4 million for the three months ended March 31, 2003, primarily as a result of $1.7 million of depreciation related to MEC's recent acquisitions.

  MEC interest expense, net

        MEC's net interest expense for the three months ended March 31, 2003 increased $2.4 million to $2.5 million from $0.1 million for the three months ended March 31, 2002. The higher net interest expense is attributable to the issuance of $75.0 million of convertible subordinated notes in December 2002 and higher levels of debt related to MEC's acquisitions of The Maryland Jockey Club and Lone Star Park at Grand Prairie. In the three months ended March 31, 2003, $0.8 million of interest was capitalized with respect to projects in developmental stages, compared to $0.5 million in the comparable prior year period.

Combined Financial Condition, Liquidity and Capital Resources

  Cash Flow from Operations

	For the three months ended March 31,
	2003	2002
Net income	$11,305	$19,903
Items not involving current cash flows	22,412	13,598

	33,717	33,501
Changes in non-cash balances	(14,638)	(1,044)

Cash provided from operating activities	$19,079	$32,457

        In the three months ended March 31, 2003, the Company generated cash flow from operations before changes in non-cash balances of $33.7 million, an increase of $0.2 million from the three months ended March 31, 2002.

        The Real Estate Business generated cash flow from operations before changes in non-cash balances of $12.0 million, an increase of $2.9 million over the three-month period ended March 31, 2002. Cash flow from operations before changes in non-cash balances increased primarily due to a $4.8 million increase in depreciation and amortization and a $0.7 million decrease in income from direct financing leases in excess of repayments, both as a result of the lease amendments in January 2003, and a $0.6 million increase in minority interest expense, partially offset by the $2.5 million decrease in net income and a $0.5 million decrease in future taxes.

        MEC generated cash flow from operations before changes in non-cash balances of $21.7 million for the three months ended March 31, 2003, a decrease of $2.8 million from the three months ended March 31, 2002. The decrease is attributable to a $6.1 million decrease in net income, partially offset by increases in depreciation and amortization and future income taxes of $2.1million and $0.6 million, respectively.

        In the three months ended March 31, 2003, the Company invested $14.6 million in non-cash balances, an increase of $13.6 million over the three months ended March 31, 2002. The Real Estate Business invested $19.6 million in non-cash balances in the three months ended March 31, 2003, while MEC generated cash from non-cash working capital balances of $5.0 million.

  Capital and Investment Spending

	For the three months ended March 31,
	2003	2002
Real Estate Business Properties
Development and acquisition expenditures	$(39,086)	$(21,612)
Proceeds on disposal	1,042	423
Repayment of direct financing leases, net of finance income	—	205
MEC property and fixed asset additions	(12,997)	(13,598)
MEC proceeds on disposal	—	1,198
Decrease (increase) in other assets	727	(1,108)

Cash used in investing activities	$(50,314)	$(34,492)

        Cash used in investing activities in the three months ended March 31, 2003 was $50.3 million, including expenditures of $39.1 million on Real Estate Business properties and $13.0 million on MEC property and fixed asset additions, partially offset by $1.0 million of proceeds received on disposal of properties and $0.7 million in other asset disposals at MEC.

        Development and acquisition expenditures for the Real Estate Business for the three months ended March 31, 2003 totalled $39.1 million including $24.4 million to acquire the Tesma facilities in January 2003.

        Expenditures relating to MEC's property and fixed asset additions for the three months ended March 31, 2003 were comprised of $4.5 million for the construction of the Palm Meadows training center, $2.2 million for the Austrian racetrack under development, maintenance capital improvements of $1.9 million, and $4.4 million of expenditures related to other racetrack property enhancements, infrastructure and predevelopment costs on certain of MEC's properties and account wagering and television related activities.

  Financing Activities

	For the three months ended March 31,
	2003	2002
Issues of debt	$17,900	$5,722
Repayment of debt	(3,033)	(1,105)
Decrease in bank indebtedness	(49,973)	(5,085)
Issue of shares by MEC	173	251
Net contribution by Magna	46,992	11,218

Cash provided from financing activities	$12,059	$11,001

        Cash provided by financing activities was $12.1 million for the three months ended March 31, 2003, generated primarily from net contribution by Magna of $47.0 million, and proceeds received by MEC on new long-term debt incurred in Europe of $16.1 million, offset in part by MEC's repayment of its $49.5 million revolving credit facility and net repayment of long-term debt of $3.0 million.

        MEC's credit agreement with respect to its senior, unsecured, revolving credit facility expires on October 10, 2003, but may be extended with the consent of both parties. At March 31, 2003, MEC had no borrowings under this facility, but had issued letters of credit totaling $20.2 million, which includes one letter of credit of $18.3 million required under the terms of The Maryland Jockey Club acquisition.

        At March 31, 2003, the Company had cash and cash equivalents of $78.0 million and Magna's net investment was $1.5 billion. At March 31, 2003, MEC also had unused and available credit facilities of approximately $39.8 million.

        The Real Estate Business generated funds from operations during the three months ended March 31, 2003 and 2002 of $12.0 million and $9.3 million, respectively. See "— Real Estate Business — Funds From Operations". In addition to this cash flow, the Real Estate Business has historically funded its operations through cash advances from Magna. After the completion of the Spin-Off Transactions, Magna will no longer finance the Company. Under the terms of the Spin-Off Transactions, existing interest-bearing advances from Magna will be settled. For the three months ended March 31, 2003, the after-tax amount of interest paid to Magna on these advances was $7.0 million. Based on the elimination of this interest expense and certain other adjustments, the Real Estate Business' pro forma funds from operations for the three-month period ended March 31, 2003 were $20.6 million. See the Company's Pro Forma Consolidated Financial Statements and "— Real Estate Business — Funds From Operations".

        The Real Estate Business has obtained a binding commitment from a Canadian chartered bank to provide an operating facility in the amount of $50 million upon the completion of the Spin-off Transactions. The operating facility will be unsecured and have a term of 364 days — plus an additional one year if the facility is not extended by the lender at the end of the 364 day period. The terms of the operating facility will provide for usual and customary covenants for operating facilities of this type.

        The Company anticipates that additional borrowings could be obtained, if required, given that its real estate portfolio is presently unleveraged. The Company believes that its funds from operations and available third-party borrowings should be sufficient to finance its Real Estate Business operations and capital expenditure program. Additional acquisition and development activity in future periods will depend on the availability of suitable investment opportunities and related financing.

        On June 2, 2003, MEC issued $150.0 million of 8.55% convertible subordinated notes which mature on June 15, 2010. The unsecured notes are convertible at any time at the option of the holder into shares of Class A Subordinate Voting Stock of MEC at a conversion price of $7.05 per share, subject to customary antidilution adjustments. The notes are redeemable in whole or in part, at MEC's option, on or after June 2, 2006, at the principal amount plus accrued and unpaid interest, provided that, in connection with any redemption occurring on or after June 2, 2006 and before June 2, 2008, the closing price of MEC's Class A Subordinate Voting Stock has exceeded 125% of the conversion price for at least 20 trading days in the 30 consecutive trading day period ending on the trading day prior to mailing of the notice of redemption.

        MEC believes that its current cash resources, cash flow from operations, and cash available under its credit facilities described above will be sufficient to finance its operations and capital expenditure program during the next year. However, in order to complete MEC's acquisition and strategic capital programs, MEC will be required to seek additional debt and/or equity financing through public or private sources. If such additional financing is not available to MEC as needed or on acceptable terms, MEC may not be able to complete its acquisition or strategic capital programs. Although the Company has no current plans to do so, it may in the future make further investments in MEC, whether in the form of debt, equity or otherwise. The Company has not guaranteed any of MEC's debt obligations or other commitments.

  Off-Balance Sheet Financing

        The Company's off-balance sheet financing arrangements are limited to operating lease contracts of MEC.

Accounting Developments

        Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

  Canadian GAAP standards:

        In December 2002, the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations" ("CICA 3475"). CICA 3475 provides guidance on differentiating between assets held for sale and held for disposal other than by sale and on the presentation of discontinued operations. CICA 3475 applies to disposal activities initiated on or after May 1, 2003.

        In December 2002, the CICA approved proposed amendments to Accounting Guideline, AcG-13, "Hedging Relationships" ("AcG-13"). The proposed amendments clarify certain of the requirements in AcG-13 and provide additional application guidance. The proposed amendments will be finalized in the first half of 2003 and will be applicable when AcG-13 becomes effective for fiscal years beginning on or after July 1, 2003.

        During 2003, the Emerging Issues Committee of the CICA issued EIC-134, "Accounting for Severance and Termination Benefits" ("EIC 134") and EIC-135, "Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring)" ("EIC 135"). EIC 134 and EIC 135, which are applicable to exit or disposal activities initiated after March 31, 2003, require that termination and other costs associated with an exit or disposal activity be recognized and measured at fair value in the period in which the liability is incurred and conform the accounting for such costs between Canadian GAAP and U.S. GAAP.

        The adoption of CICA 3475, EIC 134 and EIC 135 will not have an immediate accounting impact on the Company's combined financial statements. Although the Company is currently reviewing CICA AcG-13, the impact, if any, of this pronouncement on its combined financial statements has not been determined.

  United States GAAP standards:

        During 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"). FAS 143 requires that legal obligations arising from the retirement of tangible long-lived assets, including obligations identified by a company upon acquisition and construction and during the operating life of a long-lived asset, be recorded and amortized over the asset's useful life using a systematic and rational allocation method. FAS 143 is effective for fiscal years beginning after June 15, 2002.

        During 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). FAS 146 requires that costs associated with an exit or disposal activity be recognized and measured at fair value in the period in which the liability is incurred. FAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

        During 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("FAS 150"). FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and requires that financial instruments within its scope be classified as a liability or, in some circumstances, an asset. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise effective at the beginning of the first interim period beginning after June 15, 2003.

        In 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires certain guarantees to be recorded at fair value; previously a liability was only recorded when a loss under a guarantee was probable and reasonably estimable. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

        The Company adopted FAS 143, FAS 146 and the recognition and measurement requirements of FIN 45 effective January 1, 2003. The adoption of these pronouncements had no immediate accounting impact on the Company's combined financial statements. Although the Company is currently reviewing FAS 150, the impact, if any, of this pronouncement on its combined financial statements has not been determined.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that a variable interest entity be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and apply to existing variable interest entities in the first fiscal year or interim period beginning after June 15, 2003.

        The Company's preliminary evaluation is that FIN 46 will not have an immediate impact on its combined financial statements although the Company is continuing its review of the implications of FIN 46.

Commitments and Contingencies

        From time to time, the Company may be contingently liable for litigation and other claims. Refer to note 9 of the Company's unaudited combined financial statements for the three-month period ended March 31, 2003 and the Commitments and Contingencies section of "Management's Discussion and Analysis of Annual Results of Operations and Financial Condition".

Impact of the Spin-Off Transactions and Lease Amendments

        As described in more detail in the unaudited pro forma financial statements, including the notes thereto, and subject to the approval of the Spin-Off Transactions by Magna's shareholders, the following matters will have a significant impact on the financial position, operating results and cash flows of the Company:

  •
  the equity contributions to the Company to facilitate the repayment of the Company's intercorporate indebtedness to Magna, which will eliminate intercompany interest expense;

  •
  the amendment of certain leases with Magna which will result in the reclassification of the leases from direct financing to operating; and

  •
  the reorganization of the legal and tax structure of the Company, which will reduce the Company's effective tax rate.

MANAGEMENT

Directors and Officers

        The following table provides the name, municipality of residence, position held with us and principal occupation of each of our proposed directors and executive officers:

Name and Municipality of Residence	Position Held with the Company	Principal Occupation
Frank Stronach Oberwaltersdorf, Austria	Chairman of the Board	Partner, Stronach & Co. (Consultant)
Barry B. Byrd Palm Beach, Florida	Director	Partner, Pineiro, Wortman & Byrd, P.A.
William G. Davis Brampton, Ontario	Director	Counsel, Torys LLP
Philip K. Fricke Mahwah, New Jersey	Director	President, PFK Financial Consultants
Manfred Jakszus Moedling, Austria	Director	Independent investor and real estate developer
Brian Tobin Ottawa, Ontario	Director	Strategic Advisor, Fraser Milner Casgrain LLP
Werner Czernohorsky Thornhill, Ontario	Deputy Chairman of the Board and President, Construction Group	President, Construction Group of our company
William J. Biggar Toronto, Ontario	President and Chief Executive Officer	President and Chief Executive Officer of our company
John D. Simonetti Toronto, Ontario	Vice-President, Finance and Chief Financial Officer	Vice-President, Finance and Chief Financial Officer of our company

        Magna, as our sole shareholder prior to the closing of the spin-off transactions, intends to fix the size of the board at seven members effective upon completion of those transactions and to subsequently appoint Messrs. Stronach, Byrd, Davis, Fricke, Jakszus, Tobin and Czernohorsky as directors. Each of Messrs. Stronach, Byrd, Davis, Fricke, Jakszus, Tobin and Czernohorsky has agreed to serve as a director, subject to and effective upon the successful completion of the spin-off transactions. Once the spin-off transactions have been completed, our newly-constituted board will establish an Audit Committee and a Corporate Governance and Compensation Committee.

        Prior to the closing of the spin-off transactions, none of our proposed directors or officers beneficially owned any of our Class A Subordinate Voting Shares or Class B Shares. Upon completion of the spin-off transactions and the distribution of our shares by Magna to its shareholders, and based on their existing holdings of, and control over, Magna Class A Subordinate Voting Shares and Magna Class B Shares, our proposed directors and officers as a group (nine persons) will beneficially own, directly or indirectly, or will exercise control over 1,249,759 of our outstanding Class A Subordinate Voting Shares, representing approximately 2.6% of our outstanding Class A Subordinate Voting Shares, and 419,161 of our outstanding Class B Shares, representing approximately 76.5% of our outstanding Class B Shares. See "Principal Shareholders".

        The Audit Committee, which is expected to consist of three outside directors, will have general authority in relation to our financial affairs as well as the specific responsibility to review our quarterly and annual financial statements and other financial information and report thereon to the board of directors and to evaluate the performance of, review the independence of, review the annual fees of and make recommendations as to the annual appointment of our auditors. In addition, the committee will review the Management's Discussion and Analysis of Results of Operations and Financial Condition prior to its inclusion in our reports to shareholders and will have certain responsibilities relating to internal and external audits, internal controls and procedures, the application of accounting principles, financial reporting and integrity, risk assessment and other matters.

        The Corporate Governance and Compensation Committee, which is expected to consist of three outside directors, will administer compensation related plans, review succession plans and review and make recommendations to the board of directors regarding compensation plans and compensation, including the Chief Executive Officer's compensation. In addition, this committee will make recommendations to the board regarding matters of corporate governance and will be responsible generally for considering any related party transactions where a special committee has not been specifically established. See "Affiliate Relationships and Transactions — Relationship with Magna".

        Directors are elected to serve until the next annual meeting of our shareholders. Officers serve at the pleasure of our board of directors.

        Certain background concerning our directors and officers, including their principal occupations over the last five years, is summarized below.

  Frank Stronach — Chairman of the Board

        Mr. Stronach is the founder and Chairman of Magna, the world's most diversified supplier of automotive components, systems and modules. See "Description of Magna". Mr. Stronach was born in Weiz, Austria and immigrated to Canada in 1954 with a working background in tool and machine engineering. In 1957, he formed a tool and die company in Toronto, Multimatic Investments Limited, which subsequently expanded into the production of automotive components. In 1969, Multimatic Investments Limited merged with Magna Electronics Corporation Limited (which ultimately became Magna International Inc.), with Mr. Stronach as one of the controlling shareholders. Under Mr. Stronach's leadership, Magna launched a major North American expansion in the mid to late 1980s and a major global expansion in the early 1990s which saw Magna broaden its base of operations in Europe, Asia and South America. Mr. Stronach has served on numerous corporate, government and university boards and has provided assistance to a wide range of charitable and community service organizations. He is the recipient of numerous honourary degrees and awards, including induction into the Canadian Business Hall of Fame. In 1999, Mr. Stronach became the founder and Chairman of MEC, which in a few short years has become North America's number one owner and operator of horse racetracks, based on revenues, as well as one of the world's leading simulcastors of live horse racing content. Mr. Stronach is a leading owner of thoroughbred racehorses in North America.

  Barry B. Byrd — Director

        Mr. Byrd has been a partner of the law firm of Pineiro, Wortman & Byrd, P.A. in Palm Beach Gardens, Florida, since February of 2003. Prior to co-founding his current law firm, Mr. Byrd practised with Watterson, Hyland & Klett, P.A. in Palm Beach Gardens, Florida since 1996. Mr. Byrd has been practising law in the State of Florida for over 23 years and has been certified as a real estate specialist by the Florida Bar Association. He has been involved with numerous civic organizations in Palm Beach County, such as the Northern Palm Beaches Chamber of Commerce, where he acted as both President and director and the Abacoa Partnership for Community, where he is currently a director and the Chairperson. Mr. Byrd earned his B.A. in economics in 1977 and his J.D. in 1979, both from Stetson University, Florida.

  William G. Davis — Director

        Mr. Davis has served as Counsel to Torys LLP, an international law firm, since 1985. Mr. Davis is the former Premier of the Province of Ontario (1971 to 1985). Mr. Davis is also a director of First American Financial Corporation and First American Title Insurance Company, Magellan Aerospace Corporation, NIKE Canada, Ltd., St. Lawrence Cement, BPO Properties Ltd. and Home Capital Group Inc. He is also Vice-Chairman of the International Advisory Council of Power Corporation of Canada.

  Philip K. Fricke — Director

        Mr. Fricke is the founder and President of PKF Financial Consultants, Inc., a strategic and financial planning, execution and communications firm for public companies that he started in 2001. Prior to that, Mr. Fricke spent more than 25 years working on Wall Street as a "sell side" securities analyst covering the automotive sector, principally at LF Rothschild, Goldman Sachs, and Prudential Securities, and most recently at CIBC Oppenheimer from September 1998 to November 1999 and at First Union Securities from January 2000 to March 2001. Mr. Fricke holds a B.A. in psychology, M.A. in psychology, and M.B.A. in finance and economics, all from Fairleigh Dickinson University.

  Manfred Jakszus — Director

        Mr. Jakszus is an independent investor and developer of real estate projects in Austria. Between 1980 and 1990, he held the position of head of facility management at Austrian Central Bank. Mr. Jakszus co-founded IG-Immobilien, the Austrian Central Bank's real estate subsidiary, in 1991. As managing director of IG-Immobilien from 1991 until 2002, Mr. Jakszus established administration, facilities management and real estate development departments. He also acted as chief executive officer of two real estate companies in Brussels and Amsterdam in the 1990s and has been involved in the development and renting of industrial real estate and shopping malls. Mr. Jakszus retired as managing director of IG-Immobilien in 2002.

  Brian Tobin — Director

        Mr. Tobin has served as Strategic Advisor to Fraser, Milner, Casgrain LLP, a major Canadian law firm, since he retired from politics in January of 2002. Mr. Tobin also serves as Strategic Advisor to Borealis Capital Corporation. Mr. Tobin served as the Federal Minister of Industry from October 2000 until January 2002. He served as the Premier of Newfoundland and Labrador from 1996 until 2000, prior to which time he was Federal Minister of Fisheries and Oceans (1993 to 1996) and as a member of Canadian Parliament (1980 to 1996). Mr. Tobin is a director of Rally Energy Corp., CHC Helicopter Corporation, the Canadian Recording Industry Association and Kruger Inc., where he also acts as Vice-Chairman. Mr. Tobin is the Co-Chair of an advisory council to the Innu Healing Foundation and a member of the Board of the Canadian Youth Business Foundation.

  Werner Czernohorsky — Deputy Chairman of the Board and President, Construction Group

        Mr. Czernohorsky joined the Magna group over 30 years ago, initially as a tool and die apprentice, then die-maker and in 1985 became the founding general manager of Magna's Maple Stamping division. In the early 1990s, Mr. Czernohorsky was instrumental in directing the restructuring of Magna's operations and controlling capital expenditures, and at Magna held the positions of: Senior Vice-President of Operations (1990-91); Executive Vice-President, Capital Investments and Chief Administrative Officer (1992-93); and interim President of Decoma. In 1992, Mr. Czernohorsky was responsible for the construction and business launch of the Magna group's first automotive plant in Mexico, and later acted as a consultant to Magna from 1993 to 1997.

        When he rejoined Magna in 1999, Mr. Czernohorsky undertook a detailed review of our global operations and implemented a number of strategic initiatives, including establishing a solid contractor network, global database and business procedures and strengthening the day-to-day operations and management of our company. In January 2000, Mr. Czernohorsky became the President and a director of our company as well as the Executive Vice-President, Capital Investments and Chief Administrative Officer of Magna, responsible for Magna's capital planning and the direction of the expansion and development of Magna's internal audit department. During his tenure as our President, Mr. Czernohorsky has managed the significant growth that has taken place in our real estate business during the past three years.

  William J. Biggar — President and Chief Executive Officer

        Mr. Biggar has been an Executive Vice-President of Magna since November 2001. Prior to that he was Executive Vice-President and Chief Financial Officer of Cambridge Shopping Centres Limited from August 1999 to March 2001, Senior Vice-President of Barrick Gold Corporation since 1996, and Senior Vice-President of Trizec Canada Inc. (formerly Horsham Corporation) since 1993. Mr. Biggar has extensive experience in real estate acquisitions, development, financing and management. Mr. Biggar's public company directorships include Borealis Retail REIT.

  John D. Simonetti — Vice-President, Finance and Chief Financial Officer

        Mr. Simonetti, a chartered accountant, joined Magna in 1995. Currently Vice-President, Taxation of Magna, Mr. Simonetti previously held the position of Assistant Vice-President, Taxation of Magna from September 1997 to December 1998, and has been involved in a broad range of financings, acquisitions, restructurings and other transactions for Magna and its operating groups, including our company. Prior to joining Magna, Mr. Simonetti was employed by Coopers & Lybrand in Toronto from 1985 to 1995, where his last position held was that of Tax Principal.

Employment Agreements

        Prior to the completion of the spin-off transactions, we intend to enter into employment agreements with each of Messrs. Czernohorsky, Biggar and Simonetti. These employment agreements will generally provide for an annual base salary, a bonus arrangement that is tied to their previous compensation levels at Magna or to the net income from MID's real estate business, confidentiality obligations and non-solicitation and non-competition covenants. The bonus arrangements are to be superseded by mutually-agreeable profit-sharing arrangements effective January 1, 2005 based on MID's consolidated net income. Each contract provides that the executive's employment may be terminated by us without cause by giving minimum advance written notice of termination or by paying an amount in lieu of notice. No payments are required to be made under any of these agreements in the event of a change in our control. These agreements will also include commitments by us to make initial grants of stock options to purchase an aggregate of 350,000 Class A Subordinate Voting Shares under our stock option plan, subject to approval by our Corporate Governance and Compensation Committee.

Compensation of Officers and Directors

  Officers

        The following sets out a summary of all compensation earned by our Deputy Chairman of the Board and President, Construction Group during 2002. None of our other executive officers earned any compensation in 2002 for services rendered in respect of our business.

					Long-Term Compensation
		Annual Compensation
Name					Stock Option Awards	Restricted Stock Unit Awards	All Other Compensation(1)
	Year	Salary	Bonus	Other
Werner Czernohorsky	2002	$110,500	$1,075,200	—	—	—	—

(1)
Perquisites and other personal benefits did not exceed reportable thresholds.

  Directors

        Directors who are not also officers or employees of our company will be paid an annual retainer fee of $30,000, a fee of $1,000 per meeting for attendance at meetings of the board and its committees, and a fee of $1,500 per day for travel days. The Chairman of the Board of Directors will receive a $200,000 annual retainer fee and outside directors who serve on the committees of the board will receive an annual retainer of $4,000, with the chairmen of the Audit Committee and of the Corporate Governance and Compensation Committee receiving an additional $8,000 annual retainer fee.

Indebtedness of Directors and Senior Officers

        None of our present or former directors, executive officers, senior officers or employees, or those of our subsidiaries, nor any associates of such persons, are or were indebted to us at any time during 2002.

Stock Option Plan

        Stock options provide a mechanism to link long-term compensation to share price performance and are an important incentive tool for both motivating and retaining employees over the long-term. We intend to adopt, effective prior to the completion of the spin-off transactions, an incentive stock option plan in order to provide incentive stock options with respect to our Class A Subordinate Voting Shares to certain of our eligible directors, officers and employees and to certain persons engaged to provide management or consulting services to us and our subsidiaries or for our benefit.

        The maximum number of our shares for which options may be granted in aggregate under our proposed stock option plan will be 2,850,000 of our Class A Subordinate Voting Shares (such shares representing approximately 6% of the total of our outstanding Class A Subordinate Voting Shares and Class B Shares outstanding upon completion of the spin-off transactions), subject to certain customary anti-dilutive adjustments. The option price for any option granted under our stock option plan will be established at the time of the grant, but cannot be less than the closing price of our Class A Subordinate Voting Shares on the Toronto Stock Exchange (with respect to options denominated in Canadian dollars) and on the New York Stock Exchange (with respect to options denominated in U.S. dollars) on the trading day immediately prior to the date of the grant. Each option will be exercisable in such manner as determined at the time of the grant, and options granted will be for terms not exceeding 10 years. Our stock option plan will specifically provide that:

  (a)
  the number of our shares reserved for issuance pursuant to stock options granted to insiders may not exceed 10% of our then outstanding Class A Subordinate Voting Shares and Class B Shares;

  (b)
  the number of shares issuable to insiders within a one-year period may not exceed 10% of our then outstanding Class A Subordinate Voting Shares and Class B Shares;

  (c)
  the number of shares issuable to any one insider and that insider's associates, within a one-year period, must not exceed 5% of our then outstanding Class A Subordinate Voting Shares and Class B Shares; and

  (d)
  the number of our shares reserved for issuance to any one person pursuant to options may not exceed 5% of our then outstanding Class A Subordinate Voting Shares and Class B Shares.

        Our stock option plan will be administered by the Corporate Governance and Compensation Committee of our Board of Directors. The option price will be payable in cash at the time of exercise or, at the discretion of this committee, by delivery of other consideration.

        Our Board of Directors will be able, subject to regulatory approval and (where required) the approval of our shareholders, to amend, revise, suspend or discontinue our stock option plan, in whole or in part, provided that no such amendment, revision, suspension or discontinuance, without the consent of a participant, alters or impairs the participant's right or rights previously granted under the plan. There are currently no options outstanding under our stock option plan.

PRINCIPAL SHAREHOLDERS

        The number of our voting securities, beneficially owned, directly or indirectly, by each person or company who owns of record, or is known by us to own beneficially, directly or indirectly, more than 5% of any class of our voting securities, and by our directors and officers, both individually and as a group, upon completion of the spin-off transactions, is set out in the table below. The following table assumes the completion of all steps relating to the spin-off transactions and is based on the shareholders of Magna as of the date of this prospectus. The actual number of our shares held by each of our shareholders will depend on the number of Magna shares held on the record date for the distribution of our shares pursuant to the spin-off transactions.

	Immediately after giving effect to the spin-off transactions
	Number of Class A Subordinate Voting Shares	Percentage of total outstanding Class A Shares	Number of Class B Shares	Percentage of total outstanding Class B Shares
Stronach Trust(1)	nil	nil	363,414	66.3%
Magna Deferred Profit Sharing Plan (Canada)(2)	1,242,137	2.6%	55,722	10.2%
Frank Stronach(1)(2)	—	—	—	—
Barry B. Byrd	55	(3)	nil	nil
William G. Davis	1,202	(3)	nil	nil
Philip K. Fricke	nil	nil	nil	nil
Manfred Jakszus	nil	nil	nil	nil
Brian Tobin	nil	nil	nil	nil
Werner Czernohorsky	5,000	(3)	25	(3)
William J. Biggar	850	(3)	nil	nil
John D. Simonetti	515	(3)	nil	nil
All our directors and officers as a group	1,249,759	2.6%	419,161	76.5%

(1)
These Class B shares are owned directly by 445327 Ontario Limited and represent approximately 56.5% of the votes carried by our outstanding Class B Shares and Class A Subordinate Voting Shares. The shares of 445327 Ontario Limited are wholly owned by the Stronach Trust. Mr. Frank Stronach, Chairman of Magna, our Chairman and one of our directors, and Ms. Belinda Stronach, the President and Chief Executive Officer of Magna, and two other members of their family are the trustees of the Stronach Trust. Mr. Stronach and Ms. Stronach are also two of the members of the class of potential beneficiaries of the Stronach Trust.

(2)
The Magna Deferred Profit Sharing Plan (Canada) (or the Canadian Plan) is an associate of Mr. Frank Stronach which holds 2,484,275 Class A Subordinate Voting Shares and 111,444 Class B Shares of Magna, and will receive 1,242,137 of our Class A Subordinate Voting Shares and 55,722 of our Class B Shares, representing approximately 9.1% of the votes carried by our outstanding Class B Shares and Class A Subordinate Voting Shares, upon completion of the spin-off transactions. The trustee of the Canadian Plan is The Canada Trust Company, which has the power to vote the shares in the Canadian Plan; provided however, that Mr. Stronach as Chairman of Magna retains the right to direct the trustee in regard to voting and disposing of the shares in such plan. The Employees Deferred Profit Sharing Plan (U.S.) (or the U.S. Plan) is an associate of Mr. Stronach and Ms. Stronach, who are two of three trustees of the U.S. Plan, which holds 1,651,645 Class A Subordinate Voting Shares of Magna, and will receive 825,822 of our Class A Subordinate Voting Shares, representing approximately 0.3% of the votes carried by our outstanding Class B Shares and Class A Subordinate Voting Shares, upon completion of the spin-off transactions. Mr. Stronach and Ms. Stronach were not and are not beneficiaries of either Plan.

        865714 Ontario Inc. (or 865714) was incorporated to provide a continuing separate vehicle for the acquisition of Magna shares and the sale thereof to members of Magna management. Pursuant to a unanimous shareholder agreement, Magna has the right to direct 865714 in regard to disposing of any shares held by 865714. Mr. Stronach and Ms. Stronach were not and are not shareholders of 865714. 865714 holds 91,740 Class B Shares of Magna, and will receive 45,870 of our Class B Shares, representing approximately 7.1% of the votes carried by our outstanding Class B Shares and Class A Subordinate Voting Shares, upon completion of the spin-off transactions.

        Taking into account our shares held by the Canadian Plan, the U.S. Plan and 865714, as applicable, Mr. Stronach and Ms. Stronach (through the Stronach Trust, an associate of both Mr. Stronach and Ms. Stronach) and these associates control approximately 73.0% of the votes carried by our Class A Subordinate Voting Shares and Class B Shares in the case of Mr. Stronach and approximately 63.9% of the votes in the case of Ms. Stronach.

(3)
Constitutes less than 0.1% of the class.

DESCRIPTION OF MAGNA

        Magna is the most diversified automotive supplier in the world, and, together with its automotive affiliates, is the tenant of virtually all our income-producing properties. Magna is a public company, with its Class A Subordinate Voting Shares listed for trading on the New York Stock Exchange and the Toronto Stock Exchange and its Class B Shares listed for trading on the Toronto Stock Exchange. Our Chairman, Frank Stronach, is also the founder and Chairman of the Board of Directors of Magna and both we and Magna are controlled by the Stronach Trust. See "Principal Shareholders" and "Affiliate Relationships and Transactions — Relationship with Our Controlling Shareholder".

Business and Operations of Magna

        Magna designs, engineers and manufactures a complete range of automotive components, assemblies, modules and systems, and engineers and assembles complete vehicles. Its products and services are sold primarily to manufacturers of cars and light trucks in North America, Europe, South America and Asia. Magna's consolidated gross revenues for the year ended December 31, 2002 were approximately $13 billion and its net income for the same period was approximately $554 million. Magna benefits from a strong financial profile. As an investment grade issuer, Magna is currently rated 'A' with a stable outlook by Standard & Poor's and 'A' with a stable outlook by Dominion Bond Rating Service (DBRS). As at March 31, 2003, Magna employed approximately 72,000 automotive employees and operated 202 automotive manufacturing facilities and 45 product development and engineering centres, of which 136 are in North America, 96 are in Europe, eleven are in Asia and four are in South America. Magna's manufacturing, product development and engineering facilities are organized as autonomous operating divisions under one of six automotive systems groups, three of which are public companies (namely, Decoma, Intier and Tesma) in which Magna retains a significant equity stake and voting control and three of which are wholly owned (namely, Magna Steyr, Magna Donnelly and Cosma).

  Public Automotive Systems Groups

  •
  Decoma International Inc. — Decoma designs, engineers and manufactures a variety of automotive exterior components and systems, including fascia (bumpers), front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems, roof modules and lighting components. Decoma operates 43 manufacturing, engineering and product development facilities in North America, Europe and Asia. For the year ended December 31, 2002, Decoma's consolidated revenue and operating income were approximately $2.1 billion and $170 million, respectively. Magna holds a 69% economic and 97% voting interest in Decoma.

  •
  Intier Automotive Inc. — Intier is a global full-service supplier and integrator of automotive interior components, systems and modules, including cockpit, sidewall, overhead and complete seating systems, seat hardware and mechanisms, floor and trunk room carpets and accoustics, latching and glass moving systems, system module technologies and electro-mechanical systems. It directly supplies most of the major automobile manufacturers in the world through 65 manufacturing facilities (including one joint venture facility with Magna Steyr) and 17 product development, engineering and testing centres (including one joint venture facility with Magna Steyr) in North America, Europe, South America and Asia. For the year ended December 31, 2002, Intier's consolidated revenue and operating income were approximately $3.9 billion and $114 million, respectively. Magna holds a 89% economic and 99% voting interest in Intier.

  •
  Tesma International Inc. — Tesma is a global supplier of highly-engineered engine, transmission and fuel delivery components, assemblies and modules for cars and light trucks. Tesma operates 23 manufacturing facilities and three research centres in North America, Europe and Asia. For the year ended December 31, 2002, Tesma's consolidated revenue and operating income were approximately $926 million and $83 million, respectively. Magna holds a 44% economic and 89% voting interest in Tesma.

  Wholly-Owned Automotive Systems Groups

  •
  Magna Steyr — Magna Steyr is the automotive industry's leading assembler of low volume derivative and speciality vehicles for automobile manufacturers and one of the world's most advanced developers and suppliers of complete drivetrain technologies, including four-wheel/all-wheel drive systems as well as axle and suspension modules. Magna Steyr also provides complete vehicle design, engineering, validation, testing and assembly services. Magna Steyr operates eight manufacturing and assembly facilities (including two cross-group joint venture facilities) and eight engineering and testing facilities in Europe, North America and Asia (including one joint venture facility with Intier).

  •
  Cosma International — Cosma manufactures a comprehensive range of metal body and structural systems, components, assemblies and modules. Cosma's operations consist of 37 manufacturing facilities (including one joint venture facility with Magna Steyr) and nine engineering and testing facilities in North America and Europe.

  •
  Magna Donnelly — Magna Donnelly is the world's leading producer of automotive mirror systems (by number of units produced) and also supplies modular window systems and handle products, all of which increasingly incorporate electronic capabilities. Magna Donnelly operates 33 manufacturing facilities and three engineering and testing facilities with locations in North America, Europe and Asia.

        In North America, Magna's primary customers are General Motors Corporation, DaimlerChrysler and Ford Motor Company, including their respective operating divisions and subsidiaries, as well as certain North American subsidiaries of foreign-based automobile manufacturers, such as BMW, Honda, Mazda, Nissan, Suzuki, Toyota and Volkswagen. In Europe, Magna's customers include most significant automobile manufacturers, such as DaimlerChrysler, Volkswagen, BMW, Ford and its European affiliates, General Motors and its European affiliates, as well as Honda, Fiat, Renault and Nissan. Worldwide sales to DaimlerChrysler, General Motors and Ford represented approximately 29%, 22% and 20%, respectively, of Magna's consolidated automotive sales in 2002.

AFFILIATE RELATIONSHIPS AND TRANSACTIONS

Relationship with Magna

        Virtually all our real estate business revenue is obtained from the Magna group pursuant to our leases with them.

        We have entered into or propose to enter into various transactions with members of the Magna group, including substantially all our existing leases and the transitional services arrangements described below. We expect to enter into additional leases and agreements with Magna from time to time in the future, the terms of which will be determined by negotiations at such time and, in the case of material agreements, will be subject to approval by a special committee comprised of independent members of our Board of Directors. There can be no assurance that transactions between us and Magna have been or will be on the same terms as would be negotiated between independent parties. Policies of applicable Canadian securities regulatory authorities recommend that issuers involved in a "related party transaction" have the transaction approved by a special committee of directors, consisting only of directors who are independent of the interested party and, in certain circumstances, that an independent valuation and the approval of the transaction by a majority of disinterested shareholders be obtained. We intend to constitute this type of special committee of our directors in appropriate circumstances and to comply with other requirements which may be imposed under applicable law. See "Risk Factors — Risks Related to Our Controlling Shareholder".

        We intend to enter into a transitional services arrangement with Magna or one of its affiliates by which, for a period of up to one year, in exchange for a fee equal to the cost of providing the services, we would receive management and administrative services specifically agreed to by the parties, including administrative, environmental, tax, internal audit, insurance, treasury, information systems and employee relations services.

Relationship with Our Controlling Shareholder

        After the completion of the spin-off transactions, the Stronach Trust will be able to elect all our directors and will control both us and Magna. Therefore, the Stronach Trust may be able to cause us to effect certain corporate transactions without the consent of our shareholders and to control the amount and the timing of dividends, subject in each case to applicable laws regarding related party transactions and the protection of minority shareholders, the fiduciary duties of our directors to act in our best interests and our internal governance procedures. In addition, the Stronach Trust will be able to cause or prevent a change in our control. The Stronach Trust controls Magna through the right to direct votes attaching to Class B Shares of Magna which carry a majority of the votes attaching to the outstanding voting shares of Magna. Accordingly, upon completion of the spin-off transactions and this distribution, Magna and ourselves will be under the control of the Stronach Trust and will accordingly be related parties.

        Our Chairman, Mr. Frank Stronach, the founder and Chairman of the board of directors of Magna, as well as the Chairman of MEC, together with three other members of his family, are the trustees of the Stronach Trust. Mr. Stronach is also one of the members of the class of potential beneficiaries of the Stronach Trust. We believe that there are significant benefits derived from Mr. Stronach's role as chairman of our company. In particular, we are able to benefit from Mr. Stronach's experience and track record in establishing companies with successful and entrepreneurial corporate cultures, and from his substantial experience with the Magna group. See "Principal Shareholders" and "Risk Factors — Risks Related to Our Controlling Shareholder".

Related Party Transactions

        For a description of certain transactions we have had with Magna, see note 19 to our combined financial statements.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        The following is, as of the date hereof, a summary of the principal Canadian federal income tax consequences generally applicable under the Income Tax Act (Canada) (referred to in this prospectus as the "Canadian Tax Act") of the spin-off transactions, and of holding and disposing of our Class A Subordinate Voting Shares or our Class B Shares acquired under these transactions.

        This summary is applicable to a shareholder who, for the purposes of the Canadian Tax Act, (1) deals at arm's length and is not affiliated with us or Magna, and (2) holds Magna Class A Subordinate Voting Shares, Magna Class B Shares, our Class A Subordinate Voting Shares and our Class B Shares as capital property. Magna Class A Subordinate Voting Shares, Magna Class B Shares, our Class A Subordinate Voting Shares and our Class B Shares will generally constitute capital property to a holder unless those shares are held in the course of carrying on a business of buying and selling shares or those shares have been acquired in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Canadian-resident shareholders for whom the Magna Class A Subordinate Voting Shares, Magna Class B Shares, our Class A Subordinate Voting Shares or our Class B Shares, as the case may be, might not otherwise qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Canadian Tax Act to have those shares, and any other "Canadian securities" (as defined in the Canadian Tax Act) owned by that shareholder in the taxation year in which the election is made and all subsequent taxation years, be deemed to be capital property. This summary is not applicable to a shareholder that is a "financial institution" or a "specified financial institution", or a shareholder an interest in which is a "tax shelter investment" (all as defined in the Canadian Tax Act). This summary does not address the Income Tax Application Rules, applicable to Magna shareholders who have held their Magna shares continuously since December 31, 1971 (or are deemed to have done so under those rules), and those holders should consult their own tax advisors.

        This summary is based on the current provisions of the Canadian Tax Act, the regulations thereunder, and our understanding of the current administrative and assessing practices of the Canada Customs and Revenue Agency (the "CCRA"). This summary also takes into account all specific proposals to amend the Canadian Tax Act and regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date of this prospectus and assumes that they will be enacted substantially as proposed, although no assurance in this regard can be given. This summary does not otherwise take into account or anticipate any changes in law or administrative practice, whether by legislative, governmental or judicial action or interpretation, nor does it take into account provincial, territorial or foreign income tax considerations. An advance income tax ruling confirming some of the tax consequences under the Canadian Tax Act of the distributions of our Class A Subordinate Voting Shares and our Class B Shares that occur as part of the spin-off transactions has been obtained from the CCRA.

        Shareholders should consult with their own tax advisors for advice regarding the income tax considerations applicable to them, having regard to their particular circumstances.

Shareholders Resident in Canada

        This portion of the summary is applicable to a shareholder who at all relevant times, for purposes of the Canadian Tax Act and any applicable tax treaty, is or is deemed to be resident in Canada.

  Increase of Stated Capital of Magna Class B Shares

        A holder of a Magna Class B Share will be deemed to receive a dividend in the amount by which the stated capital of that Magna Class B Share is increased. The tax consequences of such a dividend are generally as described below under the heading "Dividends", and the holder will add the amount of the dividend to the holder's adjusted cost base of that Magna Class B Share. We understand that Magna Class B shareholders will be advised as to Magna's calculation of the amount of the dividend following the date of the distributions. The amount of the stated capital increase per Magna Class B Share (and hence the per-share amount of the dividend) will be equal to the excess of the fair market value of one-half of one of our Class B Shares over the per-share paid-up capital of the Magna Class B Shares (before the increase in stated capital) on the date of the distributions. We understand that, for this purpose, Magna currently intends to determine the fair market value of our Class B Shares on the basis of the higher of the weighted-average trading price for (i) our Class B Shares and (ii) our Class A Subordinate Voting Shares, each on the Toronto Stock Exchange for the five days of trading in the "if, as and when issued" market immediately prior to and including the record date for the distributions. Any determination of value by Magna is not binding on the CCRA or on any of our shareholders.

  Distributions — Reductions of Stated Capital

        On the distributions of our Class A Subordinate Voting Shares and our Class B Shares that occur as part of the spin-off transactions, a holder of Magna Class A Subordinate Voting Shares or Magna Class B Shares will be considered to have received a dividend only to the extent (if any) that the fair market value of our Class A Subordinate Voting Shares or our Class B Shares (respectively) so received (plus any cash received in lieu of a fractional share) exceeds the amount of the stated capital reduction in respect of the holder's Magna Class A Subordinate Voting Shares or Magna Class B Shares (respectively). We understand that Magna does not expect that these distributions will result in a holder of Magna Class A Subordinate Voting Shares or Magna Class B Shares being deemed to receive a dividend. Under the CCRA's administrative policy (confirmation of which has been obtained from the CCRA in an advance income tax ruling), the holder will be considered to have acquired our Class A Subordinate Voting Shares or our Class B Shares, as the case may be, at a cost equal to their respective fair market values.

        The sum of the fair market value of our Class A Subordinate Voting Shares or our Class B Shares received by the holder plus any cash received in lieu of a fractional share (other than any portion of that sum deemed to be a dividend as described in the preceding paragraph) will be subtracted from the holder's adjusted cost base (and paid-up capital) of their Magna Class A Subordinate Voting Shares or Magna Class B Shares (respectively). To the extent that the revised adjusted cost base would otherwise be a negative amount, the holder will be deemed to have realized a capital gain from the disposition, at that time, of the holder's Magna Class A Subordinate Voting Shares or Magna Class B Shares, as the case may be, and the adjusted cost base of the holder's Magna Class A Subordinate Voting Shares or Magna Class B Shares, as the case may be, will then be nil. The tax consequences of any such capital gain are generally as described below under the heading "Capital Gains and Capital Losses".

        We understand that, for these purposes, Magna shareholders will be advised following the date of the distributions as to Magna's calculation of the fair market value of one of our Class A Subordinate Voting Shares and one of our Class B Shares. Magna has advised that it currently intends to determine the fair market value of our Class A Subordinate Voting Shares on the basis of the weighted-average trading price for those shares on the Toronto Stock Exchange for the five days of trading in the "if, as and when issued" market immediately prior to and including the record date for the distributions. With respect to the fair market value of our Class B Shares, see above under "Increase of Stated Capital of Magna Class B Shares". Any determination of value by Magna is not binding on the CCRA or any of our shareholders.

  Holding and Disposing of Our Class A Subordinate Voting Shares and Our Class B Shares

        The tax consequences of dividends on our Class A Subordinate Voting Shares or our Class B Shares received by a holder of such shares are generally as described below under the heading "Dividends".

        A disposition or deemed disposition of our Class A Subordinate Voting Shares or our Class B Shares will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the holder's adjusted cost base of those shares immediately before the disposition. The tax consequences of such a capital gain or capital loss are generally as described below under the heading "Capital Gains and Capital Losses".

  Dividends

        Dividends received by individuals on our Class A Subordinate Voting Shares or our Class B Shares or deemed to be received by individuals on Magna Class B Shares will be included in income and will be subject to the normal gross-up and dividend tax credit rules applicable to taxable dividends received by individuals from a corporation resident in Canada. Dividends received by a corporation on our Class A Subordinate Voting Shares or our Class B Shares or deemed to be received by a corporation on Magna Class B Shares will generally be included in computing the corporation's income as a dividend and will ordinarily be deductible in computing its taxable income. In some cases all or part of a dividend received or deemed to be received on a share by a corporation may be deemed to be a gain or proceeds of disposition on the share rather than a dividend, and corporations receiving dividends should consult their own tax advisors as to these circumstances.

        "Private corporations" (as defined in the Canadian Tax Act) and corporations controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable under Part IV of the Canadian Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received to the extent that such dividends are deductible in computing the corporation's taxable income. A shareholder that is a "Canadian-controlled private corporation" (as defined in the Canadian Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on dividends that are not deductible in computing taxable income.

  Capital Gains and Capital Losses

        On a disposition or deemed disposition of Magna Class A Subordinate Voting Shares, Magna Class B Shares, our Class A Subordinate Voting Shares or our Class B Shares, the holder will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the holder's adjusted cost base of those shares. The holder will generally be required to include one-half of any such capital gain (a "taxable capital gain") in income, and may generally deduct one-half of any such capital loss (an "allowable capital loss") against taxable capital gains realized by the holder in the year of disposition. Allowable capital losses in excess of taxable capital gains for the year of disposition may generally be carried back up to three taxation years or forward indefinitely and deducted against taxable capital gains realized in such other years, to the extent and under the circumstances specified in the Canadian Tax Act.

        Where the holder is a corporation, the amount of any such capital loss may be reduced by the amount of dividends on the disposed-of shares received or deemed to be received by the holder, to the extent and in the circumstances set out in the Canadian Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, or where a trust or partnership of which a corporation is a beneficiary or a member is itself a member of a partnership or a beneficiary of a trust that owns shares. Holders to whom these rules may be relevant should consult their own tax advisors in this regard.

        A "Canadian-controlled private corporation" (as defined in the Canadian Tax Act) may be liable to pay an additional 6 2/3% refundable tax on its "aggregate investment income" for the year, which includes an amount in respect of taxable capital gains. Capital gains realized by an individual or a trust, other than certain specified trusts, may be subject to alternative minimum tax under the Canadian Tax Act.

  Conversion of Our Class B Shares

        A holder of our Class B Shares who, pursuant to the terms and conditions of those shares, converts them into our Class A Subordinate Voting Shares will generally be deemed not to have disposed of those Class B Shares, and therefore there will be no capital gain or loss realized on the conversion. The holder's cost of our Class A Subordinate Voting Shares acquired on the conversion will be equal to the holder's adjusted cost base of those Class B Shares so converted, determined immediately prior to the conversion, which amount will be averaged with the adjusted cost base of any other of our Class A Subordinate Voting Shares held at that time by that holder as capital property.

Shareholders Not Resident in Canada

        The following summary is generally applicable to a shareholder who at all relevant times, for purposes of the Canadian Tax Act and any applicable tax treaty, (1) is not (and is not deemed to be) resident in Canada, (2) does not use or hold (and is not deemed to use or hold) Magna Class A Subordinate Voting Shares, Magna Class B Shares, our Class A Subordinate Voting Shares or our Class B Shares in carrying on a business in Canada, and (3) does not hold Magna Class A Subordinate Voting Shares, Magna Class B Shares, our Class A Subordinate Voting Shares or our Class B Shares as "taxable Canadian property" (as defined in the Canadian Tax Act). Generally, Magna Class A Subordinate Voting Shares or Magna Class B Shares will not constitute taxable Canadian property to a holder at a particular time, provided that, (1) Magna Class A Subordinate Voting Shares or Magna Class B Shares (respectively) are listed on a prescribed stock exchange (which currently includes the Toronto Stock Exchange and the New York Stock Exchange) at that time, and (2) the holder, persons with whom the holder does not deal at arm's length, or the holder together with such persons, have not owned 25% or more of any class or series of Magna's shares at any time within the five years immediately preceding that time. Generally, our Class A Subordinate Voting Shares or our Class B Shares will not constitute taxable Canadian property to a holder at a particular time, provided that, (1) our Class A Subordinate Voting Shares or our Class B Shares (respectively) are listed on a prescribed stock exchange (which currently includes the Toronto Stock Exchange and the New York Stock Exchange) at that time, and (2) the holder, persons with whom the holder does not deal at arm's length, or the holder together with such persons, have not owned 25% or more of any class or series of our shares at any time within the five years immediately preceding that time. In either case, shares may also be deemed to constitute taxable Canadian property in certain circumstances under the Canadian Tax Act. Special rules not discussed in this summary may apply to an insurer carrying on an insurance business in Canada and elsewhere, and any such insurers should consult their own tax advisors.

  Increase in Stated Capital of Magna Class B Shares

        A holder of a Magna Class B Share will be deemed to receive a dividend in the amount by which the stated capital of that Magna Class B Share is increased. The tax consequences of such a dividend are generally as described below under the heading "Dividends". We understand that Magna Class B shareholders will be advised as to Magna's calculation of the amount of the dividend following the date of the distributions. The amount of the stated capital increase per Magna Class B Share (and hence the per-share amount of the dividend) will be equal to the excess of the fair market value of one-half of one of our Class B Shares over the per-share paid-up capital of the Magna Class B shares (before the increase in stated capital) on the date of the distributions. We understand that, for this purpose, Magna currently intends to determine the fair market value of our Class B Shares on the basis of the higher of the weighted-average trading price for (i) our Class B Shares and (ii) our Class A Subordinate Voting Shares, each on the Toronto Stock Exchange for the five days of trading in the "if, as and when issued" market immediately prior to and including the record date for the distributions. Any determination of value by Magna is not binding on the CCRA or on any of our shareholders.

  Distributions — Reduction of Stated Capital

        On the distributions of our Class A Subordinate Voting Shares and our Class B Shares that occur as part of the spin-off transactions, a holder of Magna Class A Subordinate Voting Shares or Magna Class B Shares will be considered to have received a dividend only to the extent (if any) that the fair market value of our Class A Subordinate Voting Shares or our Class B Shares (respectively) so received (plus any cash received in lieu of a fractional share) exceeds the amount of the stated capital reduction in respect of the holder's Magna Class A Subordinate Voting Shares or Magna Class B Shares (respectively). We understand that Magna does not expect that these distributions will result in a holder of Magna Class A Subordinate Voting Shares or Magna Class B Shares being deemed to receive a dividend.

  Holding and Disposing of Our Class A Subordinate Voting Shares and Our Class B Shares

        The tax consequences of dividends on our Class A Subordinate Voting Shares or our Class B Shares received by a holder of those shares are generally as described below under the heading "Dividends".

        On a disposition or deemed disposition of our Class A Subordinate Voting Shares or our Class B Shares, the holder will generally not be subject to income tax under the Canadian Tax Act.

  Dividends

        Dividends paid or credited on our Class A Subordinate Voting Shares or our Class B Shares or deemed to be paid or credited on Magna Class B Shares to a holder not resident in Canada will generally be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the holder is entitled under any applicable tax treaty between Canada and the country in which the holder is resident. Where the beneficial holder of the shares is a U.S. resident entitled to benefits under the Canada-U.S. Income Tax Convention, the applicable rate of Canadian withholding tax is generally reduced to 15%.

  Conversion of Our Class B Shares

        The tax consequences to a shareholder who, pursuant to the terms and conditions of our Class B Shares, converts our Class B Shares into our Class A Subordinate Voting Shares will be the same as those described under the heading "Shareholders Resident in Canada — Conversion of Our Class B Shares".

Eligibility For Investment

        Provided that our Class A Subordinate Voting Shares or our Class B Shares are listed on a prescribed stock exchange (which currently includes the Toronto Stock Exchange and the New York Stock Exchange), our Class A Subordinate Voting Shares or our Class B Shares (respectively) will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Canadian Tax Act. If, as expected, we continue to have a substantial Canadian presence by virtue of satisfying the conditions set forth in subsection 206(1.1) of the Canadian Tax Act at the time that our Class A Subordinate Voting Shares and our Class B Shares are distributed (and at all relevant times thereafter), our Class A Subordinate Voting Shares and our Class B Shares will not constitute foreign property for registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered pension plans or other persons subject to tax under Part XI of the Canadian Tax Act.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following summarizes the material U.S. federal income tax consequences applicable to (i) the distributions of our shares pursuant to the spin-off transactions and (ii) the ownership and disposition of our shares, and is limited in its application to shareholders who are U.S. persons ("U.S. Shareholders") within the meaning of section 7701(a)(30) of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). The discussion that follows is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly with retroactive effect) or possible differing interpretations. It deals only with shares held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding shares as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes, or persons whose functional currency is not the United States dollar. Furthermore, this discussion does not purport to deal with persons who own, directly or indirectly, 10 percent or more of the total combined voting power of all classes of Magna stock entitled to vote or persons who own 10 percent or more in value of the outstanding stock of Magna. U.S. Shareholders should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the distribution, ownership and disposition of our shares arising under the laws of Canada or any other taxing jurisdiction. For a summary description of the relevant consequences under the Canadian Tax Act, see "Material Canadian Federal Income Tax Considerations" above.

Distributions of Class A Subordinate Voting Shares and Class B Shares

        It is expected that, prior to the distributions of our shares, Sidley Austin Brown & Wood LLP, U.S. tax counsel to Magna (referred to as U.S. tax counsel), will issue an opinion to Magna to the effect that the distributions of our shares should qualify as tax-free distributions for U.S. federal income tax purposes under section 368(a)(1)(D) and section 355 of the Code ("Section 355 Distributions"). U.S. tax counsel's opinion reflects the specific facts and circumstances of the Section 355 Distributions, including the fact that a single shareholder will retain voting control of both Magna and MID following the Section 355 Distributions. See "Risk Factors — Risks Related To Our Controlling Shareholder — We are controlled by the Stronach Trust". Although U.S. tax counsel is not aware of any specific legal authority that would prohibit a single shareholder from retaining voting control, U.S. tax counsel believes that a "should" level of opinion, which expresses a high degree of certainty but one not without doubt, reflects the specific facts and circumstances of the Section 355 Distributions. Magna currently intends to treat the distributions of our shares as Section 355 Distributions and, unless otherwise stated, the following discussion is based upon the assumption that the distributions qualify as Section 355 Distributions. The following U.S. federal income tax consequences will result from distributions that qualify as Section 355 Distributions:

  •
  no gain or loss will be recognized by, and no amount will be included in the income of, a U.S. Shareholder as a result of their receipt of our shares in the distributions (except with respect to any cash received in lieu of a fractional share);

  •
  a U.S. Shareholder must allocate the predistribution tax basis of his or her Magna shares between the Magna shares retained following the distributions and our shares (including any fractional share deemed distributed and then repurchased for cash) received in the distributions, in accordance with the relative fair market value of all such shares;

  •
  the holding period of the shares received by a U.S. Shareholder in the distributions will include the holding period of the Magna shares with respect to which the shares will be distributed, provided that such Magna shares are held as capital assets on the date of the distributions; and

  •
  any cash in lieu of a fractional share will be treated as received in exchange for that fractional share interest, and gain or loss will be recognized for U.S. federal income tax purposes on receipt of such cash payment, measured by the difference between the amount of cash received and the basis of the fractional share interest. The gain or loss will be long-term capital gain or loss if the U.S. Shareholder's shares are considered to have been held for more than one year at the time of the distributions.

        U.S. Treasury Regulations require each U.S. Shareholder to attach to his or her U.S. federal income tax return for the year of the distributions a detailed statement setting forth data as may be appropriate in order to show the applicability of section 355 of the Code to the distributions. Within a reasonable time after the distributions, Magna will provide its U.S. Shareholders with the information necessary to comply with these requirements and information regarding the allocation of the tax basis as described above.

        The opinion of U.S. tax counsel will be counsel's best legal judgment, based upon certain assumptions and certain representations by us, Magna and others, and will not be binding on the U.S. Internal Revenue Service or any court. In addition, no private letter ruling has been, or will be, sought from the U.S. Internal Revenue Service regarding the U.S. federal income tax consequences of the distributions of our shares. As a result, no assurances can be given that the U.S. Internal Revenue Service or the courts will agree with the treatment described above. Accordingly, U.S. Shareholders are urged to consult their own tax advisors regarding the specific U.S. federal income tax consequences to them of the distributions of our shares.

        If the distributions do not qualify as Section 355 Distributions, a U.S. Shareholder generally will be treated as having received a distribution equal to the fair market value of the shares on the date of the distributions. The distributions will be taxed as ordinary dividend income to the extent of Magna's current and accumulated earnings and profits, as determined for purposes of the Code. Thereafter, the distributions will decrease (but not below zero) a U.S. Shareholder's tax basis in his or her Magna shares, and any remaining amount of the distributions will be taxed as gain from the sale or exchange of Magna shares. Magna believes that it has a significant amount of current and accumulated earnings and profits. As a result, if the distributions do not qualify as Section 355 Distributions, each of the distributions will be treated as an ordinary taxable dividend to U.S. Shareholders. Based on advice of U.S. tax counsel, Magna believes that any dividend income should generally be treated as "qualifying dividend income", eligible for a 15 percent tax rate in the case of U.S. Shareholders who are individuals.

Ownership and Disposition of Class A Subordinate Voting Shares and Class B Shares

  Receipt of Dividends

        For U.S. federal income tax purposes, a U.S. Shareholder generally will recognize, to the extent of our current and accumulated earnings and profits, ordinary income on the receipt of cash dividends on our shares equal to the United States dollar value of such dividends on the date of receipt (with the value of the dividends computed before reduction for any Canadian withholding tax or other applicable Canadian tax paid). Thereafter, the dividend will decrease (but not below zero) a U.S. Shareholder's tax basis in our shares, and any remaining amount of the distribution will be taxed as gain from the sale or exchange of our shares. Based on advice of U.S. tax counsel, Magna believes that any dividend income should generally be treated as "qualifying dividend income", eligible for a 15 percent tax rate in the case of U.S. Shareholders who are individuals. Subject to the requirements and limitations imposed by the Code and the Treasury Regulations thereunder, a U.S. Shareholder may elect to claim any Canadian tax withheld or paid with respect to any dividends distributed on our shares as a foreign tax credit against the U.S. federal income tax liability of the U.S. Shareholder. In addition, subject to certain limitations, U.S. Shareholders who do not elect to claim any foreign tax credit may claim a deduction for any Canadian tax withheld or paid with respect to our shares. Dividends paid on our shares will not be eligible for the dividends received deduction available in certain cases to United States corporations.

  Sale or Exchange of Shares

        Upon a sale or exchange of our shares, a U.S. Shareholder will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Shareholder's tax basis in the shares so sold or exchanged. Any taxable gain or loss realized on a sale or exchange of our shares generally will be capital gain or loss, and the capital gain or loss generally will be long-term capital gain or loss if the U.S. Shareholder has held our shares for more than one year at the time of the sale or exchange.

        AS STATED ABOVE, U.S. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES OF THE DISTRIBUTION, OWNERSHIP AND DISPOSITION OF OUR SHARES ARISING UNDER THE LAWS OF CANADA OR ANY OTHER TAXING JURISDICTION.

LEGAL PROCEEDINGS

        We are party to various legal actions and claims arising in the ordinary course of our business, such as litigation with contractors, suppliers, governmental authorities, tenants, sellers and purchasers. We believe that none of these actions or claims, either individually or in combination, has had or will have a material adverse effect on our financial condition or results of operations.

DIVIDEND POLICY AND TRADING HISTORY

        Holders of our Class A Subordinate Voting Shares and our Class B Shares are entitled to receive such dividends as may be declared by our Board of Directors on a pro rata basis, subject to the preferential rights attaching to our Preference Shares and to any other of our shares ranking in priority to our Class A Subordinate Voting Shares and our Class B Shares.

        Subject to applicable law, we expect to pay dividends on our Class A Subordinate Voting Shares and Class B Shares in accordance with a dividend policy to be determined by our Board of Directors from time to time. The dividend rate will be established by our Board having regard to our financial resources, cash requirements and other relevant factors. Until changed by our Board, we expect to pay quarterly dividends initially at the rate of $0.36 per share per annum, payable quarterly. The first quarterly dividend of $0.09 per share is expected to be paid in early 2004 in respect of the fourth quarter of 2003.

        Our dividend expectations are based on expected cash flows generated by our real estate business and on the assumptions that our tenants continue to make their scheduled rental payments under their leases and that our costs do not vary significantly from those that we have incurred in the past, as reflected in our financial statements. We believe these assumptions to be reasonable in light of our past experience and operating history, the creditworthiness of our various tenants and other obligors under the leases and our expectations of the costs we will incur as an independent company. However, we cannot assure you that we will actually pay dividends at the rates we expect. See "Risk Factors — Risks Related to Our Real Estate Business — We have no operating history as an independent operating company".

        There has been no public market for our Class A Subordinate Voting Shares or our Class B Shares. We have applied to list our Class A Subordinate Voting Shares and our Class B Shares on the Toronto Stock Exchange and our Class A Subordinate Voting Shares on the New York Stock Exchange. Listing will be subject to our fulfilling all the listing requirements of those stock exchanges.

DESCRIPTION OF OUR SHARE CAPITAL

Share Capital

        Our authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, 706,170 Class B Shares and an unlimited number of Preference Shares issuable in series, all with no par value.

        As part of the spin-off transactions, a record date will be set for the distributions of our Class A Subordinate Voting Shares and Class B Shares to the holders of the Magna Class A Subordinate Voting Shares and Magna Class B Shares, respectively, each distribution to take place on the basis of one of our shares for every two Magna shares of the relevant class held. Accordingly, immediately following these distributions, we will have approximately half the number of Class A Subordinate Voting Shares and Class B Shares outstanding as Magna had as of the record date for the distributions. We will have no Preference Shares outstanding as of the distribution date. As of May 31, 2003, Magna had 94,568,536 Class A Subordinate Voting Shares and 1,096,509 Class B Shares outstanding.

  Class A Subordinate Voting Shares

        The holders of our Class A Subordinate Voting Shares are entitled:

  •
  to one vote for each Class A Subordinate Voting Share held (together with the holders of our Class B Shares which are entitled to vote at such meetings on the basis of 500 votes per Class B Share held) at all meetings of our shareholders other than meetings of the holders of another class or series of shares;

  •
  on a pro rata basis with the holders of our Class B Shares, to receive any dividends (except for stock dividends as described below) that may be declared by our Board of Directors, subject to the preferential rights attaching to shares ranking in priority to our Class A Subordinate Voting Shares and Class B Shares; and

  •
  after the payment of all our liabilities and subject to the rights of the holders of our shares ranking in priority to our Class A Subordinate Voting Shares and our Class B Shares (including holders of our Preference Shares), to receive, on a pro rata basis with the holders of our Class B Shares, all our property and net assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs.

  Class B Shares

        The holders of our Class B Shares are entitled:

  •
  to 500 votes for each Class B Share held (together with the holders of our Class A Subordinate Voting Shares which are entitled to vote at such meetings on the basis of one vote per share held) at all meetings of our shareholders other than meetings of the holders of another class or series of shares;

  •
  on a pro rata basis with the holders of our Class A Subordinate Voting Shares (except for stock dividends as described below), to receive any dividends that may be declared by our Board of Directors, subject to the preferential rights attaching to shares ranking in priority to our Class B Shares and our Class A Subordinate Voting Shares;

  •
  after the payment of all our liabilities and subject to the rights of the holders of our shares ranking in priority to our Class B Shares and our Class A Subordinate Voting Shares (including holders of our Preference Shares), to receive, on a pro rata basis with the holders of our Class A Subordinate Voting Shares, all our property and net assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs; and

  •
  from time to time, to convert our Class B Shares into our Class A Subordinate Voting Shares on a one-for-one basis.

  Stock Dividends

        Under our articles of amalgamation, our Board of Directors may declare a simultaneous dividend payable on our Class A Subordinate Voting Shares in our Class A Subordinate Voting Shares and payable on our Class B Shares in our Class A Subordinate Voting Shares or in our Class B Shares. No dividend payable in our Class B Shares may be declared on our Class A Subordinate Voting Shares.

  Preference Shares

        Our Board of Directors may, without the approval of any of our shareholders, fix the number of shares in and determine the attributes of an individual series of Preference Shares and issue shares of such series from time to time. The shares of each such series will be entitled to a preference over our Class A Subordinate Voting Shares and our Class B Shares but will rank equally with the Preference Shares of every other series with respect to the payment of dividends and in the distribution of all our property and net assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs.

Amendments to the Share Provisions and Other Matters

        The provisions attaching to our Preference Shares, to a series of Preference Shares, to our Class A Subordinate Voting Shares and to our Class B Shares may not be deleted or varied without the approval of the holders of the class or series concerned. In addition, no shares of a class ranking prior to or on a parity with our Preference Shares, our Class A Subordinate Voting Shares or our Class B Shares may be created without the approval of the holders of the class or each series of the class concerned. Any approval required to be given must be given by the vote of two-thirds of those present or voting at a meeting of the holders of the class or series concerned duly called for that purpose in addition to any other consent or approval required by law.

        Neither our Class A Subordinate Voting Shares nor our Class B Shares may be subdivided, consolidated, reclassified or otherwise changed unless, contemporaneously therewith, the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Takeover Protection

        Under applicable Canadian law, an offer to purchase our Class B Shares would not necessarily result in an offer to purchase our Class A Subordinate Voting Shares. Accordingly, our articles of amalgamation provide that our Class A Subordinate Voting Shares are convertible into our Class B Shares on a one-for-one basis, at the option of the holder, upon an offer being made for our Class B Shares where:

(1)
by reason of applicable securities legislation or stock exchange requirements, the offer must be made to all holders of Class B Shares; and

(2)
no equivalent offer is made for our Class A Subordinate Voting Shares;

for the purpose of allowing the holders of our Class A Subordinate Voting Shares to tender into such offer.

LEGAL MATTERS

        Certain matters of Canadian law will be approved by Osler, Hoskin & Harcourt LLP, Toronto, Ontario, on our behalf and on behalf of Magna. In connection with certain matters of United States law, we and Magna are being represented by Sidley Austin Brown & Wood LLP, New York, New York. Partners and associates of Osler, Hoskin & Harcourt LLP own less than 1% of the outstanding shares of Magna.

EXPERTS

        Our auditors are Ernst & Young LLP, 222 Bay Street, Toronto, Ontario M5K 1J7. Our combined financial statements as at December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002 contained elsewhere in this prospectus have been audited by Ernst & Young LLP, as stated in their report contained in this prospectus and have been included in this prospectus in reliance upon that report given upon the authority of that firm as experts in accounting and auditing.

TRANSFER AGENT AND REGISTRAR

        The transfer agent and registrar for our Class A Subordinate Voting Shares and our Class B Shares is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario. The co-transfer agent and co-registrar for our Class A Subordinate Voting Shares and our Class B Shares in the United States is Computershare Trust Company, Inc. at its offices in Golden, Colorado.

PROMOTER

        Since Magna took the initiative in implementing the spin-off transactions, it is our promoter within the meaning of the securities laws of certain provinces and territories of Canada. Following the spin-off transactions Magna will not own any of our shares. However, we and Magna will be under the common control of the Stronach Trust. See "Affiliate Relationships and Transactions" and "The Spin-Off Transactions."

MATERIAL CONTRACTS

        We have not entered into or assumed any material contracts relating to our real estate business during the two-year period preceding the date of this prospectus, other than contracts entered into in the ordinary course of business.

        MEC has filed copies of material contracts entered into during the period as part of its Annual Report on Form 10-K filed with the SEC for 2002.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

  Securities legislation requires that the following language appear in this prospectus:

  Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal advisor.

        However, in light of the fact that our shares are being distributed pursuant to the spin-off transactions as a corporate distribution by way of a return of capital to be approved at a special meeting of shareholders, we believe that these remedies are not available in the circumstances of this distribution.

ADDITIONAL INFORMATION

        We have filed with the United States Securities and Exchange Commission (or the SEC) a registration statement on Form 20-F under the United States Securities Exchange Act of 1934 with respect to our Class A Subordinate Voting Shares distributed as part of the spin-off transactions. This prospectus does not contain all the information included in the registration statement on Form 20-F. For further information with respect to us and our Class A Subordinate Voting Shares distributed as part of the spin-off transactions, please refer to the registration statement on Form 20-F and to the schedules and exhibits filed with it. Statements contained in this prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the registration statement on Form 20-F.

        We intend to furnish holders of our Class A Subordinate Voting Shares with annual reports containing consolidated financial statements audited by an independent chartered accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial statements, in each case prepared in accordance with Canadian generally accepted accounting principles (with a reconciliation to United States generally accepted accounting principles in the annual reports) and reported in U.S. dollars.

        MEC is, and following the effectiveness of our registration statement on Form 20-F we will also be, subject to the information filing requirements of the Securities Exchange Act of 1934, and accordingly will be required to file periodic reports and other information with the SEC. As a foreign private issuer under the SEC's regulations, we will file annual reports on Form 20-F (or on Form 40-F should that form become available to us) and other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers, such as MEC. Moreover, as a foreign private issuer, we will not be subject to the proxy requirements under Section 14 of the Securities Exchange Act of 1934 and our executive officers, directors and principal shareholders will not be subject to the insider short swing profit reporting and recovery rules under Section 16 of the Securities Exchange Act of 1934. Our and MEC's SEC filings are available at the SEC's website at http://www.sec.gov. You may also read and copy any document we or MEC file with the SEC at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for more information about the public reference facilities and their copy charges.

        In addition, MEC is and we will be required to file documents required by Canadian securities laws electronically with Canadian securities regulatory authorities, and these filings will be available on the World Wide Web at http://www.sedar.com.

        We have applied to list our Class A Subordinate Voting Shares on the New York Stock Exchange and both our Class A Subordinate Voting Shares and our Class B Shares on the Toronto Stock Exchange. MEC's Class A Subordinate Voting Stock is quoted and traded on the Nasdaq National Market and is listed on the Toronto Stock Exchange. Reports, proxy and information statements and other information concerning us can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York, and concerning MEC can be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C.

FINANCIAL STATEMENTS

Page

Unaudited Pro Forma Consolidated Financial Statements of MI Developments Inc. as at March 31, 2003 and for the three-month periods ended March 31, 2003 and 2002, and for the year ended December 31, 2002	F-2
Unaudited Combined Financial Statements of MI Developments Inc. as at March 31, 2003 and for the three-month periods ended March 31, 2003 and 2002	F-16
Audited Combined Financial Statements of MI Developments Inc. as at December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002	F-32
Summary Consolidated Financial Information of Magna International Inc. as at December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002	F-68

Pro Forma Consolidated Financial Statements
(Unaudited — See Compilation Report)

MI Developments Inc.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
OF MI DEVELOPMENTS INC.
(Unaudited)

        The following unaudited pro forma consolidated financial statements have been presented assuming that the spin-off transactions as described elsewhere in the prospectus had been completed as of March 31, 2003 for the consolidated balance sheet and as of January 1, 2002 for the consolidated statements of income.

        The pro forma earnings per Class A Subordinate Voting or Class B Share are based on the assumption that 47,284,268 Class A Subordinate Voting Shares and 548,254 Class B Shares were issued and outstanding for the periods presented.

        The unaudited pro forma consolidated financial statements are provided for information purposes only and may not be indicative of the results that would have occurred if the transactions had been effected on the dates indicated or which may be obtained in the future. The unaudited pro forma consolidated financial statements and accompanying notes should be read in conjunction with the combined financial statements of the Company and with the other financial information included elsewhere in the prospectus.

COMPILATION REPORT

To the Directors of
 MI Developments Inc.

        We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheet of MI Developments Inc. as at March 31, 2003 and the pro forma consolidated statements of income for the three-month periods ended March 31, 2003 and 2002 and the year ended December 31, 2002.

        These pro forma consolidated financial statements have been prepared for inclusion in the prospectus relating to the distribution of Class A Subordinate Voting Shares and Class B Shares of the Company. In our opinion, the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of income have been properly compiled to give effect to the proposed transactions and assumptions described in the notes thereto.

Toronto, Canada	/s/ ERNST & YOUNG LLP
July 8, 2003	Chartered Accountants

COMMENTS FOR UNITED STATES READERS ON DIFFERENCE BETWEEN CANADIAN AND
UNITED STATES REPORTING STANDARDS

        The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. Such standards contemplate the expression of an opinion with respect to the compilation of pro forma financial statements. United States standards do not provide for the expression of an opinion on the compilation of pro forma financial statements. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements requires an examination or review which would be substantially greater in scope than the review as to compilation only that we have conducted. Consequently, under United States standards we would be unable to express any opinion with respect to the compilation of the accompanying unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of income.

Toronto, Canada	/s/ ERNST & YOUNG LLP
July 8, 2003	Chartered Accountants

MI DEVELOPMENTS INC.

PRO FORMA CONSOLIDATED STATEMENT OF INCOME

(U.S. dollars in thousands, except per share figure)
(Unaudited — See Compilation Report)

	For the three-month period ended March 31, 2003
		Pro forma adjustments							Represented by
	Combined	Real Estate Business		MEC		Other		Pro forma Consolidated	Real Estate Business	MEC	Other
		Note 2(a)		Note 2(b)		Note 2(c)
Revenues
Real Estate Business	$26,558	$176	(ii)			—		$26,734	$26,734	—	—
Magna Entertainment Corp.	270,115			6,200	(i)			276,315	—	276,315	—

	296,673	176		6,200		—		303,049	26,734	276,315	—

Operating costs and expenses
Real Estate Business
General and administrative	1,705	331	(iv)					2,036	2,036	—	—
Depreciation and amortization	7,173	36	(ii)					7,209	7,209	—	—
Interest expense, net	10,501	(10,501)	(v)					—	—	—	—
Magna Entertainment Corp.
Purses, awards and other	145,721			1,944	(i)			147,665	—	147,665	—
Operating costs	76,295			2,315	(i)			78,610	—	78,610	—
General and administrative	16,260			1,044	(i),(ii)			17,304	—	17,304	—
Depreciation and amortization	7,437			105	(i)			7,542	—	7,542	—
Interest expense, net	2,483			3,528	(i),(ii)			6,011	—	6,011	—

Operating income — Real Estate Business	7,179	10,310		—		—		17,489	17,489	—	—
Operating income (loss) — MEC	21,919	—		(2,736)				19,183	—	19,183	—

Operating income (loss)	29,098	10,310		(2,736)		—		36,672	17,489	19,183	—
Gains on disposal of real estate	21							21	21	—	—

Income (loss) before income taxes and minority interest	29,119	10,310		(2,736)		—		36,693	17,510	19,183	—
Income taxes	12,518	1,774	(vi)	(698	)(i),(ii)			13,594	4,904	8,690	—
Minority interest in MEC	5,296					(843	)(i)	4,453	—	—	4,453

Net income (loss)	$11,305	$8,536		$(2,038)		$843		$18,646	$12,606	$10,493	$(4,453)

Basic and diluted earnings per Class A Subordinate Voting or Class B Share								$0.39

MI DEVELOPMENTS INC.

PRO FORMA CONSOLIDATED STATEMENT OF INCOME

(U.S. dollars in thousands, except per share figure)
(Unaudited — See Compilation Report)

	For the three-month period ended March 31, 2002
		Pro forma adjustments							Represented by
	Combined	Real Estate Business		MEC		Other		Pro forma Consolidated	Real Estate Business	MEC	Other
		Note 2(a)		Note 2(b)		Note 2(c)
Revenues
Real Estate Business
Rental revenue from operating leases	$11,164	$10,211	(i)-(iii)					$21,375	$21,375	—	—
Income from direct financing leases	8,074	(8,074	)(iii)					—	—	—	—

	19,238	2,137		—		—		21,375	21,375	—	—
Magna Entertainment Corp.	248,162			44,306	(i)			292,468	—	292,468	—

	267,400	2,137		44,306		—		313,843	21,375	292,468	—

Operating costs and expenses
Real Estate Business
General and administrative	1,173	353	(iv)					1,526	1,526	—	—
Depreciation and amortization	2,388	4,040	(i)-(iii)					6,428	6,428	—	—
Interest expense, net	6,087	(6,087)	(v)					—	—	—	—
Magna Entertainment Corp.
Purses, awards and other	140,523			21,223	(i)			161,746	—	161,746	—
Operating costs	59,809			16,045	(i)			75,854	—	75,854	—
General and administrative	11,134			4,877	(i),(ii)			16,011	—	16,011	—
Depreciation and amortization	5,326			1,874	(i)			7,200	—	7,200	—
Interest expense, net	67			6,315	(i),(ii)			6,382	—	6,382	—

Operating income — Real Estate Business	9,590	3,831		—		—		13,421	13,421	—	—
Operating income (loss) — MEC	31,303	—		(6,028)				25,275	—	25,275	—

Operating income (loss)	40,893	3,831		(6,028)		—		38,696	13,421	25,275	—
Gains on disposal of real estate	539							539	189	350	—

Income (loss) before income taxes and minority interest	41,432	3,831		(6,028)		—		39,235	13,610	25,625	—
Income taxes	16,827	(441)	(vi)	(1,228	)(i),(ii)			15,158	3,348	11,810	—
Minority interest in MEC	4,702					(1,212	)(i)	3,490	—	—	3,490

Net income (loss)	$19,903	$4,272		$(4,800)		$1,212		$20,587	$10,262	$13,815	$(3,490)

Basic and diluted earnings per Class A Subordinate Voting or Class B Share								$0.43

MI DEVELOPMENTS INC.

PRO FORMA CONSOLIDATED STATEMENT OF INCOME

(U.S. dollars in thousands, except per share figure)
(Unaudited — See Compilation Report)

	For the year ended December 31, 2002
		Pro forma adjustments							Represented by
	Combined	Real Estate Business		MEC		Other		Pro forma Consolidated	Real Estate Business	MEC	Other
		Note 2(a)		Note 2(b)		Note 2(c)
Revenues
Real estate
Rental revenue from operating leases	$49,766	$39,627	(i)-(iii)	$		$		$89,393	$89,393	$—	$—
Income from direct financing leases	36,337	(36,337)	(iii)					—	—	—	—

	86,103	3,290		—		—		89,393	89,393	—	—
Magna Entertainment Corp.	540,330			181,348	(i)			721,678	—	721,678	—

	626,433	3,290		181,348		—		811,071	89,393	721,678	—

Operating costs and expenses
Real Estate Business
General and administrative	6,577	1,058	(iv)					7,635	7,635	—	—
Depreciation and amortization	11,194	16,216	(i)-(iii)					27,410	27,410	—	—
Interest expense, net	32,862	(32,862)	(v)					—	—	—	—
Magna Entertainment Corp.
Purses, awards and other	276,019			79,960	(i)			355,979	—	355,979	—
Operating costs	204,650			62,517	(i)			267,167	—	267,167	—
General and administrative	43,788			16,918	(i),(ii)			60,706	—	60,706	—
Impairment charges	17,493							17,493	—	17,493	—
Depreciation and amortization	22,834			6,059	(i)			28,893	—	28,893	—
Interest expense, net	776			23,969	(i),(ii)			24,745	—	24,745	—

Operating income — Real Estate Business	35,470	18,878		—		—		54,348	54,348	—	—
Operating (loss) — MEC	(25,230)	—		(8,075)				(33,305)	—	(33,305)	—

Operating income (loss)	10,240	18,878		(8,075)		—		21,043	54,348	(33,305)	—
Gains on disposal of real estate	15,299							15,299	128	15,171	—
Dilution losses	(10,712)							(10,712)	—	—	(10,712)

Income (loss) before income taxes and minority interest	14,827	18,878		(8,075)		—		25,630	54,476	(18,134)	(10,712)
Income taxes	9,557	(329)	(vi)	311	(i),(ii)			9,539	13,430	(3,891)	—
Minority interest in MEC	(5,280)			(271)	(i)	(2,963)	(i)	(8,514)	—	(271)	(8,243)

Net income (loss)	$10,550	$19,207		$(8,115)		$2,963		$24,605	$41,046	$(13,972)	$(2,469)

Basic and diluted earnings per Class A Subordinate Voting or Class B Share								$0.51

MI DEVELOPMENTS INC.

PRO FORMA CONSOLIDATED BALANCE SHEET

(U.S. dollars in thousands)
(Unaudited — See Compilation Report)

	As at March 31, 2003
		Pro forma adjustments								Represented by
	Combined	Real Estate Business			MEC		Other		Pro forma Consolidated	Real Estate Business	MEC	Other
		Note 2(a)			Note 2(b)		Note 2(c)(iii)
ASSETS
Real estate properties, net	$1,796,608	$			$15,512	(i)	$		$1,812,120	$1,065,033	$747,087	—
Other assets	331,034				54,189	(i),(ii)			385,223	—	385,223	—
Fixed assets, net	34,408				2,210	(i)			36,618	204	36,414	—
Cash and cash equivalents	78,039		(8,435	)(vii)	145,986	(i),(ii)			215,590	—	215,590	—
Restricted cash	25,256				1,188	(i)			26,444	—	26,444	—
Accounts receivable	71,341				1,771	(i)			73,112	12,977	60,135	—
Deferred rent receivable from Magna	11,502								11,502	11,502	—	—
Prepaid expenses	13,508				121	(i)			13,629	21	13,608	—
Future tax assets	26,612								26,612	14,483	12,129	—

	$2,388,308		$(8,435)		$220,977			$—	$2,600,850	$1,104,220	$1,496,630	$—
LIABILITIES AND SHAREHOLDERS' EQUITY
Long-term debt	$154,320	$			$35,218	(i)	$		$189,538	$6,281	$183,257	—
Note obligations	67,392				139,947	(ii)			207,339	—	207,339	—
Bank indebtedness	313								313	313	—	—
Accounts payable	98,150				3,350	(i)			101,500	(2,584)	104,084	—
Accrued salaries and wages	8,431								8,431	309	8,122	—
Other accrued liabilities	19,688				855	(i)			20,543	2,908	17,635	—
Deferred revenue	14,639								14,639	—	14,639	—
Income taxes payable	6,712				(2,565)	(i)			4,147	1,130	3,017	—
Other long-term liabilities	392								392	—	392	—
Future tax liabilities	195,887				34,119	(i)			230,006	30,261	199,745	—
Minority interest	308,861				10,053	(ii)			318,914	—	—	318,914

	874,785		—		220,977				1,095,762	38,618	738,230	318,914

Shareholders' equity
Magna's net investment	1,513,523		(8,435	)(vii)				1,505,088		1,065,602	758,400	(1,824,002)
Class A Subordinate Voting Shares	—							(1,487,837)	1,487,837	—	—	1,487,837
Class B Shares	—							(17,251)	17,251	—	—	17,251

	1,513,523		(8,435)						1,505,088	1,065,602	758,400	(318,914)

	$2,388,308		$(8,435)		$220,977			$—	$2,600,850	$1,104,220	$1,496,630	$—

MI DEVELOPMENTS INC.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)
(Unaudited — See Compilation Report)

1.     BASIS OF PRESENTATION

  The pro forma consolidated balance sheet of MI Developments Inc. (the "Company") has been prepared from the unaudited combined balance sheet of the Company as at March 31, 2003. The pro forma consolidated statements of income have been prepared from the combined statement of income of the Company for the year ended December 31, 2002 and the unaudited combined statements of income for the three-month periods ended March 31, 2003 and 2002. The pro forma consolidated financial statements have been prepared on the basis of the assumptions and adjustments described in note 2 below and should be read in conjunction with the historical combined financial statements of the Company, including the related notes thereto, presented elsewhere in the prospectus.

  The pro forma consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which are also in conformity, in all material respects, with United States generally accepted accounting principles ("U.S. GAAP"), except as described in note 3 to these pro forma consolidated financial statements.

  The pro forma consolidated financial statements are not necessarily indicative of the financial position or results of operations that would have resulted had the relevant transactions taken place at the respective dates referred to below.

2.     PRO FORMA CONSOLIDATED ASSUMPTIONS AND ADJUSTMENTS

  The unaudited pro forma consolidated financial statements have been presented assuming that Magna International Inc. ("Magna") completed the spin-off transactions, as described elsewhere in the prospectus, as of January 1, 2002 for the consolidated statements of income, and as of March 31, 2003 for the consolidated balance sheet, and give effect to the following items as of these respective dates:

  (a)
  The Real Estate Business

  (i)
  Eurostar and Donnelly facilities

    As described in note 7(a) to the Company's combined financial statements, in July 2002 and October 2002, the Company acquired land and buildings in connection with Magna's acquisition of Eurostar and Donnelly Corporation ("Donnelly"), respectively. The Company entered into new leasing arrangements for the Eurostar and Donnelly facilities effective July 11, 2002 and January 1, 2003, respectively. The pro forma consolidated income statement for the three-month period ended March 31, 2003 includes no adjustments to revenue (March 31, 2002 — $2.4 million; December 31, 2002 — $6.0 million) or depreciation expense (March 31, 2002 — $0.9 million; December 31, 2002 — $2.2 million) related to these facilities. No pro forma balance sheet adjustment has been recorded related to these new leasing arrangements since the Donnelly properties and the Eurostar facility are included in the Company's March 31, 2003 unaudited combined balance sheet.

    (ii)
    Tesma facility

    As described in note 23(a) to the Company's combined financial statements, on January 31, 2003, the Company purchased a property from Tesma International Inc. ("Tesma"), a public subsidiary of Magna, for cash consideration of $24.4 million and leased it back to Tesma under an operating lease. The pro forma consolidated income statement for the three-month period ended March 31, 2003 includes adjustments to revenue of $0.2 million (March 31, 2002 — $0.5 million; December 31, 2002 — $2.1 million) and depreciation expense of $36,000 (March 31, 2002 — $105,000; December 31, 2002 — $429,000) related to this property. No pro forma balance sheet adjustment has been recorded since the Tesma property is included in the Company's March 31, 2003 unaudited combined balance sheet.

    (iii)
    Lease amendments

    As more fully described in note 23(c) to the Company's combined financial statements, effective January 1, 2003, the Company amended the terms of certain leases with Magna. As a result of these amendments, the classification of certain leases changed from direct financing to operating. The pro forma consolidated income statement for the three-month period ended March 31, 2003 includes no adjustment to rental revenue from operating leases (March 31, 2002 — $7.3 million; December 31, 2002 — $31.6 million) or depreciation expense (March 31, 2002 — $3.1 million; December 31, 2002 — $13.6 million) related to these lease amendments. No pro forma balance sheet adjustment has been recorded related to these amendments since the amendments are reflected in the Company's March 31, 2003 unaudited combined balance sheet.

    (iv)
    General and administrative expenses

    General and administrative expenses have been adjusted to reflect additional committed executive compensation costs that will be incurred after the spin-off transactions.

    (v)
    Elimination of historical intercompany interest

    The adjustment to interest expense in the pro forma consolidated statement of income gives pro forma effect to the elimination of interest expense on historical advances from Magna to the Real Estate Business, since all intercompany advances will be eliminated in the initial capitalization of the Company. As a result, the Company believes that its funds from operations will be sufficient to finance the Real Estate Business' operations and capital expenditure program, and that MEC's current cash resources, cash flow from operations, and cash available under its credit facilities will be sufficient to continue to finance its own operations and capital expenditure programs. Additional acquisition and development activity in future periods will depend on the availability of suitable investment opportunities and related financing.

    (vi)
    Tax adjustments

    The pro forma consolidated financial statements reflect the tax effect on the foregoing Real Estate Business adjustments, where applicable, computed at the assumed income tax rates as follows:

		Three-month periods ended March 31,
	As at March 31, 2003			Year ended December 31, 2002
		2003	2002
Canada	30.1%	36.6%	38.6%	38.6%
United States	38.0%	38.0%	38.0%	38.0%
Mexico	32.0%	34.0%	35.0%	35.0%
Austria	34.0%	34.0%	34.0%	34.0%
Germany	38.5%	38.5%	38.5%	38.5%
Spain	35.0%	35.0%	35.0%	35.0%

    In addition, in conjunction with the spin-off transactions, the legal and tax structure of the Company will be amended. The pro forma consolidated statement of income reflects the tax impact resulting from this reorganization as if it had been implemented January 1, 2002.

    (vii)
    Cash distribution to Magna

    Immediately prior to the completion of the spin-off transactions, the Company will distribute the $8.4 million of cash held by the Real Estate Business at March 31, 2003 to Magna as a reduction of Magna's net investment.

  (b)
  Magna Entertainment Corp.

  (i)
  Acquisitions

    The pro forma consolidated financial statements reflect the following acquisitions completed by Magna Entertainment Corp. ("MEC") as if they were completed effective January 1, 2002.

      •
      As more fully described in note 7(a) to the Company's combined financial statements, in October 2002, MEC completed the acquisition of Lone Star Park at Grand Prairie and in November 2002, MEC acquired the Maryland Jockey Club ("MJC"). No pro forma balance sheet adjustment has been recorded related to these acquisitions since the assets and liabilities of Lone Star Park and MJC are included in the Company's March 31, 2003 unaudited combined balance sheet.

        The pro forma consolidated income statements include adjustments related to the Lone Star Park and MJC acquisitions as follows:

	For the three-month period ended March 31, 2002			For the year ended December 31, 2002
	Lone Star	MJC	Total	Lone Star	MJC	Total
Magna Entertainment Corp.
Revenues	$13,204	$25,908	$39,112	$57,023	$102,094	$159,117
Purses, awards and other	5,952	13,900	19,852	24,307	50,166	74,473
Operating costs	4,990	9,345	14,335	20,620	34,166	54,786
General and administrative	2,092	2,389	4,481	4,982	9,812	14,794
Depreciation and amortization	825	955	1,780	2,621	3,033	5,654
Interest expense, net	670	842	1,512	2,224	3,054	5,278

Operating income	(1,325)	(1,523)	(2,848)	2,269	1,863	4,132
Income taxes	(531)	476	(55)	908	1,974	2,882
Minority interest	—	—	—	—	(271)	(271)

Net income	$(794)	$(1,999)	$(2,793)	$1,361	$160	$1,521

      •
      As more fully described in note 23(d) to the Company's combined financial statements, on April 16, 2003 the shares of Ontario Racing Inc., which acquired Flamboro Downs in Hamilton in October 2002, were transferred to MEC.

        The pro forma consolidated income statements and pro forma consolidated balance sheet include adjustments related to the Flamboro acquisition as follows:

        Pro forma consolidated income statements

	For the three-month period ended March 31,
			For the year ended December 31, 2002
	2003	2002
Magna Entertainment Corp.
Revenues	$6,200	$5,194	$22,231
Purses, awards and other	1,944	1,371	5,487
Operating costs	2,315	1,710	7,731
General and administrative	856	108	1,007
Depreciation and amortization	105	94	405
Interest expense, net	513	591	2,310

Operating income	467	1,320	5,291
Income taxes	467	510	2,244

Net income	$—	$810	$3,047

        Pro forma consolidated balance sheet

As at March 31, 2003
ASSETS
Properties, net	$15,512
Other assets	48,939
Fixed assets	2,210
Cash and cash equivalents	1,236
Restricted cash	1,188
Accounts receivable	1,771
Prepaid expenses	121

$70,977

LIABILITIES
Long-term debt	$35,218
Accounts payable	3,350
Accrued salaries and wages	855
Income taxes payable	(2,565)
Future tax liabilities	34,119

$70,977

    (ii)
    Convertible subordinated notes

    As described in note 14 to the Company's combined financial statements, on December 2, 2002, MEC issued $75.0 million of 7.25% convertible subordinated notes. The pro forma consolidated statements of income reflects the MEC convertible subordinated notes as if they were issued effective January 1, 2002, including the tax effect on the foregoing adjustment at the assumed income tax rate of 40%.

    As described in note 23(e) to the Company's combined financial statements, in June 2003, MEC issued $150.0 million of 8.55% convertible subordinated notes. The pro forma consolidated statements of income reflects the MEC convertible subordinated notes as if they were issued effective January 1, 2002, including the tax effect on the foregoing adjustment at the assumed income tax rate of 40%.

    The pro forma consolidated income statement for the three-month period ended March 31, 2003 includes adjustments to general and administrative expenses of $0.2 million (March 31, 2002 — $0.3 million; December 31, 2002 — $1.1 million), interest expense of $3.0 million (March 31, 2002 — $4.2 million; December 31, 2002 — $16.4 million) and income tax expense of $1.2 million (March 31, 2002 — $1.7 million; December 31, 2002 — $4.8 million), related to these convertible subordinated notes.

    The pro forma consolidated balance sheet as at March 31, 2003 includes adjustments to other assets, cash and cash equivalents, note obligations and minority interest of $5.3 million, $144.8 million, $139.9 million and $10.1 million, respectively, related to the 8.55% convertible subordinated notes.

  (c)
  Other

  (i)
  The pro forma consolidated statements of income include a minority interest charge related to the MEC pro forma adjustments. Minority interest expense has been recorded at 41.4%, 25.3% and 36.5% for the three-month periods ended March 31, 2003 and 2002 and the year ended December 31, 2002, respectively, which represents the average MEC minority interest entitlement prior to the above acquisitions.

  (ii)
  The pro forma earnings per Class A Subordinate Voting or Class B Share are based on the assumption that 47,284,268 Class A Subordinate Voting Shares and 548,254 Class B Shares were issued and outstanding during the periods presented.

    (iii)
    The components included in Magna's net investment in the Company's combined balance sheet as at March 31, 2003 have been separately disclosed into the respective balance sheet lines reflecting the initial capitalization of the Company. Magna's net investment has been recapitalized into 47,284,268 Class A Subordinate Voting Shares and 548,254 Class B Shares, with an ascribed value of $1.5 billion and $16.5 million, respectively, and is based on a pro rata allocation of Magna's net investment in the pro forma consolidated balance sheet as at March 31, 2003, after giving effect to the assumptions and adjustments described above. Magna's net investment in the Company will be fixed on June 30, 2003 and, as a result, there will be a payable to, or receivable from, Magna created due to certain changes in Magna's net investment during the period between June 30, 2003 and the effective date of the spin-off transactions. These changes will represent Magna's funding advance to (or from) the Real Estate Business. The Company is unable to reasonably estimate the final payable to, or receivable from, Magna at the effective date of the spin-off transactions as a result of changes in Magna's net investment during such period and, as such, is unable to determine if the amount will be material.

    The number of shares expected to be issued as part of the spin-off transactions is based on the number of Magna Class A Subordinate Voting and Class B Shares as at May 31, 2003.

3.     UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

  The Company's pro forma consolidated financial statements are prepared using Canadian GAAP, which conform with U.S. GAAP in all material respects, except for:

  (a)
  Financial instruments

    The Company's subordinated notes are recorded in part as debt and in part as minority interest. Under U.S. GAAP, the subordinated notes would be recorded entirely as debt.

  (b)
  MEC sale of real estate to Magna

    Under Canadian GAAP, a sale of real estate to a related party that owns less than 80% of the vendor's share capital, and where the exchange amount is supported by independent evidence, is considered an income item rather than a contribution to Magna's net investment as required under U.S. GAAP.

  (c)
  Derivative instruments

    As more fully described in note 18(c) to the Company's combined financial statements, MEC utilizes, on occasion, interest rate swap contracts to hedge exposure to interest rate fluctuations on variable rate debt. Under both Canadian and U.S. GAAP, these swap contracts are accounted for using hedge accounting and the net swap settlements are recognized in the same period as, and as part of, the hedged transaction.

    For U.S. GAAP purposes, Financial Accounting Standards Board Statement No. 133 ("FAS 133"), "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize all their derivative instruments at fair value. Gains or losses related to changes in fair value of derivative instruments designated as cash flow hedges are recorded in accumulated comprehensive income if certain hedge criteria are met, and recognized in the statement of income along with the related results of the hedged item. FAS 133 requires that the Company formally document, designate and assess the effectiveness of such transactions in order to qualify for such hedge accounting treatment.

  (d)
  The following table presents pro forma consolidated net income, comprehensive income and earnings per share information following U.S. GAAP:

	Three-month periods ended March 31,
			Year ended December 31, 2002
	2003	2002
Net income under Canadian GAAP	$18,646	$20,587	$24,605
Adjustments (net of related tax effects):
Reduced interest expense on subordinated notes (a)	240	307	1,980
Net gain on sale of real estate to Magna (b)	—	—	(5,253)

Net income under U.S. GAAP	18,886	20,894	21,332
Other comprehensive income:
Foreign currency translation adjustment	8,136	(3,847)	21,130
Interest rate swaps (c)	(5)	—	(771)

Comprehensive income under U.S. GAAP	$27,017	$17,047	$41,691

Basic and diluted earnings per Class A Subordinate Voting or Class B Share	$0.39	$0.44	$0.45

  (e)
  The following table indicates the significant items in the pro forma consolidated balance sheet that would have been affected had the pro forma consolidated financial statements been prepared under U.S. GAAP:

	Canadian GAAP	Financial instruments	Derivatives	Sale of real estate to Magna	U.S. GAAP
Other assets, net	$385,223	$(8,017)	$—	$—	$377,206
Note obligations	$207,339	$(207,339)	$—	$—	$—
Subordinated notes	$—	$222,333	$—	$—	$222,333
Other accrued liabilities	$20,543	$(265)	$2,186	$—	$22,464
Future tax liabilities, net	$203,394	$(3,059)	$(875)	$—	$199,460
Minority interest	$318,914	$(14,602)	$(538)	$(3,650)	$300,124
Shareholders' equity	$1,505,088	$158	$(773)	$3,650	$1,508,123
  (f)
  Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

    Canadian GAAP standards:

    In December 2002, the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations" ("CICA 3475"). CICA 3475 provides guidance on differentiating between assets held for sale and held for disposal other than by sale and on the presentation of discontinued operations. CICA 3475 applies to disposal activities initiated on or after May 1, 2003.

    In December 2002, the CICA approved proposed amendments to Accounting Guideline, AcG-13, "Hedging Relationships" ("AcG-13"). The proposed amendments clarify certain of the requirements in AcG-13 and provide additional application guidance. The proposed amendments will be finalized in the first half of 2003 and will be applicable when AcG-13 becomes effective for fiscal years beginning on or after July 1, 2003.

    During 2003, the Emerging Issues Committee of the CICA issued EIC-134, "Accounting for Severance and Termination Benefits" ("EIC 134") and EIC-135 "Accounting for Costs Associated with Exit and Disposal Acitivities (Including Costs Incurred in a Restructuring") ("EIC 135"). EIC 134 and EIC 135, which are applicable to exit or disposal activities initiated after March 31, 2003, require that termination and other costs associated with an exit or disposal activity be recognized and measured at fair value in the period in which the liability is incurred and conform the accounting for such costs between Canadian GAAP and U.S. GAAP.

    The adoption of CICA 3475, EIC 134 and EIC 135 will not have an immediate accounting impact on the Company's pro forma consolidated financial statements. Although the Company is currently reviewing CICA AcG-13, the impact, if any, of this pronouncement on its pro forma consolidated financial statements has not been determined.

          United States GAAP standards:

    During 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"). FAS 143 requires that legal obligations arising from the retirement of tangible long-lived assets, including obligations identified by a company upon acquisition and construction and during the operating life of a long-lived asset, be recorded and amortized over the asset's useful life using a systematic and rational allocation method. FAS 143 is effective for fiscal years beginning after June 15, 2002.

    During 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). FAS 146 requires that costs associated with an exit or disposal activity be recognized and measured at fair value in the period in which the liability is incurred. FAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

    During 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("FAS 150"). FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and requires that financial instruments within its scope be classified as a liability or, in some circumstances, an asset. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise effective at the beginning of the first interim period beginning after June 15, 2003.

    In 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires certain guarantees to be recorded at fair value; previously a liability was only recorded when a loss under a guarantee was probable and reasonably estimable. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

    The Company adopted FAS 143, FAS 146 and the recognition and measurement requirements of FIN 45 effective January 1, 2003. The adoption of these pronouncements had no immediate accounting impact on the Company's pro forma consolidated financial statements. Although the Company is currently reviewing FAS 150, the impact, if any, of this pronouncement on its pro forma consolidated financial statements has not been determined.

    In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that a variable interest entity be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and apply to existing variable interest entities in the first fiscal year or interim period beginning after June 15, 2003.

    The Company's preliminary evaluation is that FIN 46 will not have an immediate impact on its pro forma consolidated financial statements although the Company is continuing its review of the implications of FIN 46.

Combined Financial Statements

MI Developments Inc.

For the three-month periods ended
March 31, 2003 and 2002

MI DEVELOPMENTS INC.

COMBINED STATEMENTS OF INCOME

(U.S. dollars in thousands)

		Three-month periods ended March 31,
	Note	2003	2002
		(unaudited)
Revenues
Real Estate Business
Rental revenue from operating leases	8	$26,558	$11,164
Income from direct financing leases	6,8	—	8,074

		26,558	19,238
Magna Entertainment Corp.	8	270,115	248,162

		296,673	267,400

Operating costs and expenses
Real Estate Business
General and administrative		1,705	1,173
Depreciation and amortization		7,173	2,388
Interest expense, net	8	10,501	6,087
Magna Entertainment Corp.
Purses, awards and other		145,721	140,523
Operating costs		76,295	59,809
General and administrative		16,260	11,134
Depreciation and amortization		7,437	5,326
Interest expense, net		2,483	67

Operating income — Real Estate Business		7,179	9,590
Operating income — MEC		21,919	31,303

Operating income		29,098	40,893
Gains on disposal of real estate		21	539

Income before income taxes and minority interest		29,119	41,432
Income taxes		12,518	16,827
Minority interest in MEC		5,296	4,702

Net income		$11,305	$19,903

See accompanying notes

MI DEVELOPMENTS INC.

COMBINED STATEMENTS OF CHANGES IN MAGNA'S NET INVESTMENT

(U.S. dollars in thousands)

		Three-month periods ended March 31,
	Note	2003	2002
		(unaudited)
Magna's net investment, beginning of period		$1,432,225	$1,171,081
Net income		11,305	19,903
Net contribution by Magna		67,351	5,980
Charge to net investment related to lease amendments	6	(5,494)	—
Change in currency translation adjustment		8,136	(3,847)

Magna's net investment, end of period		$1,513,523	$1,193,117

See accompanying notes

MI DEVELOPMENTS INC.

COMBINED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

		Three-month periods ended March 31,
	Note	2003	2002
		(unaudited)
OPERATING ACTIVITIES
Net income		$11,305	$19,903
Items not involving current cash flows	3	22,412	13,598

		33,717	33,501
Changes in non-cash balances	3	(14,638)	(1,044)

Cash provided from operating activities		19,079	32,457

INVESTMENT ACTIVITIES
Real Estate Business properties
Development and acquisition expenditures	4	(39,086)	(21,612)
Proceeds on disposal		1,042	423
Repayment of direct financing leases, net of finance income		—	205
MEC property and fixed asset additions		(12,997)	(13,598)
MEC proceeds on disposal		—	1,198
Decrease (increase) in other assets		727	(1,108)

Cash used in investment activities		(50,314)	(34,492)

FINANCING ACTIVITIES
Issues of debt		17,900	5,722
Repayment of debt		(3,033)	(1,105)
Decrease in bank indebtedness		(49,973)	(5,085)
Issue of shares by MEC		173	251
Net contribution by Magna		46,992	11,218

Cash provided from financing activities		12,059	11,001

Effect of exchange rate changes on cash and cash equivalents		2,325	265

Net increase (decrease) in cash and cash equivalents during the period		(16,851)	9,231
Cash and cash equivalents, beginning of period		94,890	44,175

Cash and cash equivalents, end of period		$78,039	$53,406

See accompanying notes

MI DEVELOPMENTS INC.

COMBINED BALANCE SHEETS

(U.S. dollars in thousands)

	Note	March 31, 2003	December 31, 2002
		(unaudited)
ASSETS
Real estate properties, net	5	$1,796,608	$1,345,000
Direct financing leases	6	—	387,024
Other assets		331,034	332,472
Fixed assets, net		34,408	34,890
Cash and cash equivalents		78,039	94,890
Restricted cash		25,256	18,692
Accounts receivable		71,341	58,419
Deferred rent receivable from Magna		11,502	10,201
Prepaid expenses		13,508	8,102
Income taxes receivable		—	1,357
Future tax assets		26,612	26,054

		$2,388,308	$2,317,101

LIABILITIES AND MAGNA'S NET INVESTMENT
Long-term debt		$154,320	$138,785
Note obligations		67,392	67,392
Bank indebtedness	7	313	50,314
Accounts payable	8	98,150	100,386
Accrued salaries and wages		8,431	8,699
Other accrued liabilities		19,688	12,963
Deferred revenue		14,639	12,422
Income taxes payable		6,712	—
Other long-term liabilities		392	357
Future tax liabilities		195,887	193,846
Minority interest in MEC		308,861	299,712

		874,785	884,876

Magna's net investment		1,513,523	1,432,225

		$2,388,308	$2,317,101

Commitments and contingencies (note 9)

See accompanying notes

MI DEVELOPMENTS INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(all amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)
(all amounts as at March 31, 2003 and for the three-month periods ended March 31, 2003 and 2002 are unaudited)

March 31,

1.     SIGNIFICANT ACCOUNTING POLICIES

  The unaudited interim combined financial statements of MI Developments Inc. (the "Company") have been prepared in U.S. dollars following the accounting policies as set out in the Company's combined financial statements for the year ended December 31, 2002.

  The unaudited interim combined financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim combined financial statements should be read in conjunction with the Company's combined financial statements for the year ended December 31, 2002.

  In the opinion of management, the unaudited interim combined financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2003 and the results of operations and cash flows for the three-month periods ended March 31, 2003 and 2002.

  Use of Estimates

  The preparation of the unaudited interim combined financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the unaudited interim combined financial statements. Actual results could differ materially from these estimates.

  Cyclicality

  The business of Magna Entertainment Corp. ("MEC") is seasonal in nature. MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for the year. A disproportionate share of annual revenues and net income is earned in the first quarter of each year.

2.     SEGMENTED INFORMATION

  The Company's reportable segments reflect how the Company is organized and managed by senior management. The Company's operations are segmented in the Company's internal financial reports between wholly owned operations (the Real Estate Business) and publicly traded operations (MEC). The segregation of operations between wholly owned and publicly traded recognizes the fact that in the case of the Real Estate Business, the Company's management has direct responsibility for the key operating, financing and resource allocation decisions, whereas in the case of MEC, such responsibility resides with its separate board of directors and executive management.

  The Company's reporting segments are as follows:

  Real Estate Business

  The Real Estate Business owns real estate assets in Canada, the United States, Mexico, the United Kingdom, Austria, Germany, Poland, the Czech Republic, Belgium and Spain. Substantially all these real estate assets are leased to, or are under development for subsequent lease to, automotive operating units of Magna International Inc. ("Magna"). The Real Estate Business also owns certain properties that are being held for future development or sale.

  MEC

  MEC currently operates or manages twelve thoroughbred racetracks, one standardbred racetrack and one greyhound track, as well as the simulcast wagering venues at these tracks. In addition, MEC operates off-track betting facilities and a national account wagering business known as "XpressBet™" and owns and operates "HorseRacing TV™", a new television channel focused exclusively on horse racing. MEC also operates two golf courses and related facilities.

	Three-month period ended March 31, 2003
	Real Estate Business	MEC	Other	Total
STATEMENT OF INCOME
Revenues
Rental revenue from operating leases	$26,558	$—	$—	$26,558
Racetrack	—	266,478	—	266,478
Other	—	3,637	—	3,637

	26,558	270,115	—	296,673

Operating costs and expenses
Operating costs	—	222,016	—	222,016
General and administrative expenses	1,705	16,260	—	17,965
Depreciation and amortization	7,173	7,437	—	14,610
Interest expense, net	10,501	2,483	—	12,984

Operating income	7,179	21,919	—	29,098
Gains on disposal of real estate	21	—	—	21

Income before income taxes and minority interest	7,200	21,919	—	29,119
Income taxes	3,130	9,388	—	12,518
Minority interest in MEC	—	—	5,296	5,296

Net income (loss)	$4,070	$12,531	$(5,296)	$11,305

BALANCE SHEET
Real estate properties
Revenue-producing:
Under operating leases	$978,037	$—	$—	$978,037
Racetrack properties	—	472,000	—	472,000
Non-racetrack properties	—	72,304	—	72,304
Excess racetrack properties	—	100,895	—	100,895
Development properties	82,916	75,288	—	158,204
Properties held for sale	4,080	11,088	—	15,168

Real estate properties	1,065,033	731,575	—	1,796,608
Other assets	—	331,034	—	331,034
Fixed assets	204	34,204	—	34,408
All other assets	47,418	178,840	—	226,258

Combined total assets	$1,112,655	$1,275,653	$—	$2,388,308

CASH FLOWS
Real estate property and fixed asset additions	$39,086	$12,997	—	$52,083

	Three-month period ended March 31, 2002
	Real Estate Business	MEC	Other	Total
STATEMENT OF INCOME
Revenues
Rental revenue from operating leases	$11,164	$—	$—	$11,164
Income from direct financing leases	8,074	—	—	8,074
Racetrack	—	244,028	—	244,028
Other	—	4,134	—	4,134

	19,238	248,162	—	267,400

Operating costs and expenses
Operating costs	—	200,332	—	200,332
General and administrative expenses	1,173	11,134	—	12,307
Depreciation and amortization	2,388	5,326	—	7,714
Interest expense, net	6,087	67	—	6,154

Operating income	9,590	31,303	—	40,893
Gains on disposal of real estate	189	350	—	539

Income before income taxes and minority interest	9,779	31,653	—	41,432
Income taxes	3,789	13,038	—	16,827
Minority interest in MEC	—	—	4,702	4,702

Net income (loss)	$5,990	$18,615	$(4,702)	$19,903

BALANCE SHEET
Real estate properties
Revenue-producing:
Under operating leases	$413,463	$—	$—	$413,463
Racetrack properties	—	288,354	—	288,354
Non-racetrack properties	—	88,907	—	88,907
Excess racetrack properties	—	62,006	—	62,006
Development properties	71,191	67,255	—	138,446
Properties held for sale	1,238	41,071	—	42,309

Real estate properties	485,892	547,593	—	1,033,485
Direct financing leases	296,789	—	—	296,789
Other assets	—	180,725	—	180,725
Fixed assets	8	33,764	—	33,772
All other assets	35,872	135,950	—	171,822

Combined total assets	$818,561	$898,032	$—	$1,716,593

CASH FLOWS
Real estate property and fixed asset additions	$21,612	$13,598	—	$35,210

3.     DETAILS OF CASH FROM OPERATING ACTIVITIES

  (a)
  Items not involving current cash flows:
	2003	2002
Depreciation and amortization	$14,610	$7,714
Minority interest expense	5,296	4,702
Straight-line rent adjustment	(866)	(645)
Income from direct financing leases in excess of repayments	—	(683)
Future income taxes	2,757	2,715
Gains on disposal of real estate	(21)	(539)
Other	636	334

	$22,412	$13,598

  (b)
  Changes in non-cash balances:
	2003	2002
Restricted cash	$(6,564)	$(7,548)
Accounts receivable	(12,768)	(25,230)
Prepaid expenses and other	(5,119)	(624)
Accounts payable, accrued salaries and wages and other accrued liabilities	3,155	18,448
Deferred revenue	1,813	(739)
Income taxes payable	4,845	14,649

	$(14,638)	$(1,044)

4.     BUSINESS AND PROPERTY ACQUISITIONS

  (a)
  Acquisitions in the three-month period ended March 31, 2003

          Real Estate Business

    On January 31, 2003, the Company purchased a property from Tesma International Inc. ("Tesma"), a public subsidiary of Magna, for cash consideration of $24.4 million and leased it back to Tesma under an operating lease. The property was purchased at fair market value (which was not materially different from Tesma's carrying value) and recorded at the transaction amount.

  (b)
  Acquisitions in the year ended December 31, 2002

    As more fully described in the Company's combined financial statements for the year ended December 31, 2002, the following acquisitions were completed during the year ended December 31, 2002. All of these transactions were completed subsequent to March 31, 2002, and accordingly rental revenue on properties acquired and the results of operations from MEC's acquisitions are not included in the Company's results for the three-month period ended March 31, 2002.

          Real Estate Business

    On July 11, 2002, the Company acquired land and buildings in Austria at a cost of $74.8 million in connection with Magna's acquisition of the Eurostar assembly facility. These assets were leased to Magna Steyr under a lease agreement effective July 11, 2002.

    On October 1, 2002, the Company acquired land and buildings in the United States, Mexico, Germany and Spain, at a cost of $25.0 million, in connection with Magna's acquisition of Donnelly Corporation. These assets were leased to Magna Donnelly effective January 1, 2003.

          MEC

          Lone Star Park at Grand Prairie

    On October 23, 2002, MEC completed the acquisition of substantially all the operations and related assets of Lone Star Park at Grand Prairie. Lone Star Park at Grand Prairie operates Thoroughbred and American Quarter Horse race meets at its racetrack located near Dallas, Texas.

          The Maryland Jockey Club

    On November 27, 2002, MEC completed the acquisition of the Pimlico Race Course and Laurel Park, which are operated under the trade name "The Maryland Jockey Club" ("MJC"). Pimlico Race Course, the home of the Preakness Stakes®, the middle jewel in thoroughbred racing's Triple Crown, and Laurel Park, are located in the Baltimore, Maryland area.

          Flamboro Downs

    On October 18, 2002, the shares of Flamboro Downs Holdings Limited, the owner and operator of Flamboro Downs, a harness racetrack located in Hamilton, Ontario, 45 miles west of Toronto, were acquired by Ontario Racing Inc. ("ORI"). Flamboro Downs also houses a gaming facility with 750 slot machines operated by the Ontario Lottery and Gaming Corporation ("OLGC"). ORI was a former subsidiary of MEC that was owned by an employee of MEC. The shares of ORI were transferred to MEC on April 16, 2003 for a nominal amount, after MEC received the necessary regulatory approvals for the acquisition of Flamboro Downs. The acquisition of the ORI shares by MEC was accounted for using the purchase method of accounting. The results of operations of ORI were accounted for under the equity method prior to the receipt of the approvals. For the three-month period ended March 31, 2003, MEC general and administrative expenses include $743,000 of equity income from its investment in ORI.

    As of March 31, 2003, MEC has advanced $24.0 million to ORI, representing acquisition costs, which is recorded in other assets.

  (c)
  Pro-forma impact

    If the business acquisitions completed during the year ended December 31, 2002 had occurred on January 1, 2002, the Company's unaudited pro-forma revenue would have been $306.5 million for the three-month period ended March 31, 2002 and unaudited pro-forma net income would have been $16.4 million.

5.     REAL ESTATE PROPERTIES

  Real estate properties consist of:

	March 31, 2003	December 31, 2002
Revenue-producing properties under operating leases:
Land	$156,713	$127,686
Buildings — cost	931,642	493,226
Buildings — accumulated depreciation	(121,117)	(109,603)
Parking lots and roadways	12,619	5,598
Parking lots and roadways — accumulated depreciation	(1,820)	(1,312)

	978,037	515,595

Revenue-producing racetrack properties:
Land and improvements	207,338	207,338
Buildings — cost	223,713	222,661
Buildings — accumulated depreciation	(23,271)	(19,298)
Construction in progress	64,220	55,742

	472,000	466,443

Excess racetrack properties	100,895	100,285

Revenue-producing non-racetrack properties:
Land and improvements	31,107	29,186
Buildings — cost	47,536	45,041
Buildings — accumulated depreciation	(6,339)	(5,720)

	72,304	68,507

Development properties:
Land and improvements	120,628	109,483
Properties under development	37,576	68,739

	158,204	178,222

Properties held for sale	15,168	15,948

	$1,796,608	$1,345,000

  Future minimum rentals on operating leases, substantially all of which are due from Magna or its subsidiaries, to be received under non-cancelable leases in effect at March 31, 2003 are as follows:

2003	$81,963
2004	111,577
2005	110,720
2006	109,945
2007	109,336
Thereafter	892,943

$1,416,484

6.     DIRECT FINANCING LEASES

  Effective January 1, 2003, the Company amended certain leases with Magna and its subsidiaries to reduce the remaining lease terms and minimum leases payments, and replace scheduled rent increases with periodic rent increases based on a local price index. As a result of these amendments, all of the direct financing leases were reclassified as operating leases.

7.     BANK INDEBTEDNESS

  During the year ended December 31, 2002, MEC entered into a credit agreement with respect to a senior, unsecured revolving credit facility for $100.0 million. The credit facility is available by way of U.S. dollar loans and letters of credit for general corporate purposes. The facility has been guaranteed by certain MEC subsidiaries, which own and operate Bay Meadows, Golden Gate Fields, Gulfstream Park, MEC Pennsylvania and The Maryland Jockey Club. Under the terms of the agreement, the amount available under the credit facility was reduced to $50.0 million on April 30, 2003. The credit facility expires on October 10, 2003, unless extended with the consent of both parties. As at March 31, 2003, this facility was undrawn except for letters of credit totaling $20.0 million.

8.     TRANSACTIONS WITH RELATED PARTIES

  (a)
  Charges to Magna

    Substantially all rental revenue and income from direct financing leases relate to leases with Magna and its subsidiaries.

    During the year ended December 31, 2001, MEC entered into an access agreement with Magna for Magna's use of the golf course and the clubhouse meeting, dining and other facilities in Aurora, Ontario. The agreement, which expires on December 31, 2003, unless renewed by mutual agreement of the parties, stipulates an annual fee payable by Magna of $3.2 million (Cdn $5.0 million).

    Effective March 1, 1999, MEC began charging Magna an access fee for Magna's use of the golf course and related facilities in Oberwaltersdorf, Austria. The agreement, which expires on March 1, 2004, unless renewed by mutual agreement of the parties, stipulates a yearly fee payable by Magna of $2.6 million (euros 2.5 million).

    During the three-month period ended March 31, 2003, $1.6 million (2002 — $1.2 million) has been recognized in revenue related to these fees.

    MEC has granted Magna a right of first refusal to purchase its two golf courses.

  (b)
  Charges from Magna

    During the three-month period ended March 31, 2003, the Company incurred $10.9 million of interest charges (2002 — $6.0 million) from Magna.

  (c)
  Other

    Mr. F. Stronach and Ms. B. Stronach, Magna's Chairman of the Board, and President and Chief Executive Officer, respectively, and two other members of their family are trustees of the Stronach Trust. The Stronach Trust controls Magna through the right to direct the votes attaching to 66% of Magna's Class B Shares. In accordance with the proposed plan of distribution under the terms of the Spin-off Transactions, the Stronach Trust would continue to exercise control over each of Magna and MI Developments Inc.

    Included in accounts payable are amounts due from Magna and its subsidiaries in the amount of $9.6 million (December 31, 2002 — due to Magna in the amount of $8.5 million).

9.     CONTINGENCIES

  (a)
  MEC generates a substantial amount of its revenues from wagering activities and, therefore, it is subject to the risks inherent in the ownership and operation of a racetrack. These include, among others, the risks normally associated with changes in the general economic climate, trends in the gaming industry, including competition from other gaming institutions and state lottery commissions, and changes in tax laws and gaming laws.

  (b)
  In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

  (c)
  In connection with its acquisition of a controlling interest in The Maryland Jockey Club, Maryland Racing, Inc. ("MRI"), a wholly-owned subsidiary of MEC, has agreed with the Maryland Racing Commission to spend a minimum of $5.0 million by August 31, 2003, a further $5.0 million by December 31, 2003, and a further $5.0 million by June 30, 2004 on capital expenditures and renovations at Pimlico Race Course, Laurel Park, Bowie Training Center and related facilities and operations.

  (d)
  The purchase and sale agreement related to the acquisition of Flamboro Downs stipulates that the purchase price may be increased by a maximum of $3.5 million (Cdn. $5.5 million), plus accrued interest, in the event Flamboro Downs' agreement with the OLGC, with respect to the slot facility, is extended.

  (e)
  Although MEC is considering a major redevelopment of its Gulfstream Park racetrack in Florida (the "Gulfstream Park Redevelopment"), it has currently deferred a decision on the project. Should it proceed as currently contemplated, the Gulfstream Park Redevelopment would include a simulcast pavilion, a sports and entertainment arena and a new turf club and grandstand. In addition, there would be significant modifications and enhancements to the racetracks and stable areas. If completed, the Gulfstream Park Redevelopment would require the demolition of a substantial portion of the current buildings and related structures, which include the grandstand and turf club. The aggregate carrying value at March 31, 2003 of the assets that would be demolished if the Gulfstream Park Redevelopment is completed is approximately $21.9 million. If MEC decides to proceed with the Gulfstream Park Redevelopment and obtains the approval of its Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down would be necessary.

10.   STOCK BASED COMPENSATION

  (a)
  MEC has a Long-term Incentive Plan (the "Plan") (adopted in 2000) which allows for the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, bonus stock and performance shares to directors, officers, employees, consultants, independent contractors and agents. A maximum of 7.8 million shares of MEC Class A Subordinate Voting Stock are available to be issued under the Plan, of which 6.5 million are available for issuance pursuant to stock options and tandem stock appreciation rights and 1.4 million are available for issuance pursuant to any other type of award under the Plan.

    MEC grants stock options to certain directors, officers, key employees and consultants to purchase shares of MEC's Class A Subordinate Voting Stock. All such stock options give the grantee the right to purchase Class A Subordinate Voting Stock of MEC at a price no less than the fair market value of such stock at the date of grant. Generally, stock options under the Plan vest over a period of two to six years from the date of grant at rates of 1/7th to 1/3rd per year and expire on or before the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MEC with each recipient of options.

  (b)
  The Company does not recognize compensation expense for MEC's outstanding fixed price stock options. Under CICA 3870, the Company is required to disclose compensation expense for fixed price stock options issued, assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date.

    The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option valuation model used by MEC to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because MEC's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

    During the three-month period ended March 31, 2003, no stock options were granted by MEC. The fair value of MEC's stock options granted in the three-month period ended March 31, 2002 was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2003	2002
Risk free interest rate	n/a	3.0%
Dividend yield	n/a	0.77%
Volatility factor of expected market price of MEC's Class A Subordinate Voting Stock	n/a	0.549
Weighted average expected life (years)	n/a	4.07

    For purposes of pro forma disclosures, the Company's net income for the three-month periods ended March 31 would have been as follows:

	2003	2002
Net income, as reported	$11,305	$19,903
Pro-forma stock compensation expenses determined under the fair value method, net of tax	(508)	(545)

Pro-forma net income	$10,797	$19,358

    For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period.

11.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

  The Company's accounting policies as reflected in these unaudited interim combined financial statements do not materially differ from U.S. GAAP except for:

  (a)
  Financial instruments

    The Company's subordinated notes are recorded in part as debt and in part as minority interest. Under U.S. GAAP, the subordinated notes would be recorded entirely as debt.

  (b)
  MEC sale of real estate to Magna

    Under Canadian GAAP, a sale of real estate to a related party that owns less than 80% of the vendor's share capital, and where the exchange amount is supported by independent evidence, is considered an income item rather than a contribution to Magna's net investment as required under U.S. GAAP.

  (c)
  Derivative instruments

    MEC utilizes, on occasion, interest rate swap contracts to hedge exposure to interest rate fluctuations on variable rate debt. Under both Canadian and U.S. GAAP, these swap contracts are accounted for using hedge accounting and the net swap settlements are recognized in the same period as, and as part of, the hedged transaction.

    For U.S. GAAP purposes, Financial Accounting Standards Board Statement No. 133 ("FAS 133"), "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize all their derivative instruments at fair value. Gains or losses related to changes in fair value of derivative instruments designated as cash flow hedges are recorded in accumulated comprehensive income if certain hedge criteria are met, and recognized in the statement of operations along with the related results of the hedged item. FAS 133 requires that the Company formally document, designate and assess the effectiveness of such transactions in order to qualify for such hedge accounting treatment.

  (d)
  The following table presents net income following U.S. GAAP:
	2003	2002
Net income under Canadian GAAP	$11,305	$19,903
Adjustments (net of related tax effects):
Reduced interest expense on subordinated notes (a)	70	—

Net income under U.S. GAAP	11,375	19,903
Other comprehensive income:
Foreign currency translation adjustment	8,136	(3,847)
Interest rate swaps (c)	(5)	—

Comprehensive income under U.S. GAAP	$19,506	$16,056

  (e)
  The following table indicates the significant items in the combined balance sheets that would have been affected had the combined financial statements been prepared under U.S. GAAP:

	March 31, 2003
	Canadian GAAP	Financial instruments	Derivatives	Sale of real estate to Magna	U.S. GAAP
Other assets, net	$331,034	$(2,667)	$—	$—	$328,367
Note obligations	$67,392	$(67,392)	$—	$—	$—
Subordinated notes	$—	$72,333	$—	$—	$72,333
Other accrued liabilities	$19,688	$(265)	$2,186	$—	$21,609
Future tax liabilities, net	$169,275	$(2,936)	$(875)	$—	$165,464
Minority interest	$308,861	$(4,565)	$(538)	$(3,650)	$300,108
Magna's net investment	$1,513,523	$158	$(773)	$3,650	$1,516,558

	December 31, 2002
	Canadian GAAP	Financial instruments	Derivatives	Sale of real estate to Magna	U.S. GAAP
Other assets, net	$332,472	$(2,767)	$—	$—	$329,705
Note obligations	$67,392	$(67,392)	$—	$—	$—
Subordinated notes	$—	$72,233	$—	$—	$72,233
Other accrued liabilities	$12,963	$(66)	$2,177	$—	$15,074
Future tax liabilities, net	$167,792	$(3,017)	$(871)	$—	$163,904
Minority interest	$299,712	$(4,549)	$(535)	$(3,650)	$290,978
Magna's net investment	$1,432,225	$24	$(771)	$3,650	$1,435,128
  (f)
  Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

          Canadian GAAP standards:

    In December 2002, the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations" ("CICA 3475"). CICA 3475 provides guidance on differentiating between assets held for sale and held for disposal other than by sale and on the presentation of discontinued operations. CICA 3475 applies to disposal activities initiated on or after May 1, 2003.

    In December 2002, the CICA approved proposed amendments to Accounting Guideline, AcG-13, "Hedging Relationships" ("AcG-13"). The proposed amendments clarify certain of the requirements in AcG-13 and provide additional application guidance. The proposed amendments will be finalized in the first half of 2003 and will be applicable when AcG-13 becomes effective for fiscal years beginning on or after July 1, 2003.

    During 2003, the Emerging Issues Committee of the CICA issued EIC-134, "Accounting for Severance and Termination Benefits" ("EIC 134") and EIC-135, "Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring)" ("EIC 135"). EIC 134 and EIC 135, which are applicable to exit or disposal activities initiated after March 31, 2003, require that termination and other costs associated with an exit or disposal activity be recognized and measured at fair value in the period in which the liability is incurred and conform the accounting for such costs between Canadian GAAP and U.S. GAAP.

    The adoption of CICA 3475, EIC 134 and EIC 135 will not have an immediate accounting impact on the Company's combined financial statements. Although the Company is currently reviewing AcG-13, the impact, if any, of this pronouncement on its combined financial statements has not been determined.

          United States GAAP standards:

    During 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"). FAS 143 requires that legal obligations arising from the retirement of tangible long-lived assets, including obligations identified by a company upon acquisition and construction and during the operating life of a long-lived asset, be recorded and amortized over the asset's useful life using a systematic and rational allocation method. FAS 143 is effective for fiscal years beginning after June 15, 2002.

    During 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). FAS 146 requires that costs associated with an exit or disposal activity be recognized and measured at fair value in the period in which the liability is incurred. FAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

    During 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("FAS 150"). FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and requires that financial instruments within its scope be classified as a liability or, in some circumstances, an asset. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise effective at the beginning of the first interim period beginning after June 15, 2003.

    In 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires certain guarantees to be recorded at fair value; previously a liability was only recorded when a loss under a guarantee was probable and reasonably estimable. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

    The Company adopted FAS 143, FAS 146 and the recognition and measurement requirements of FIN 45 effective January 1, 2003. The adoption of these pronouncements had no immediate accounting impact on the Company's combined financial statements. Although the Company is currently reviewing FAS 150, the impact, if any, of this pronouncement on its combined financial statements has not been determined.

    In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that a variable interest entity be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and apply to existing variable interest entities in the first fiscal year or interim period beginning after June 15, 2003.

    The Company's preliminary evaluation is that FIN 46 will not have an immediate impact on its combined financial statements although the Company is continuing its review of the implications of FIN 46.

12.   SUBSEQUENT EVENTS

  (a)
  Effective with the closing of Spin-off Transactions, the Company intends to enter into an arrangement with Magna for a period of up to one year under which Magna will provide the Company with management and administrative services specifically agreed to by the parties, including legal, environmental, administrative, tax, internal audit, insurance, treasury, information systems and employee relations services for a fee equal to Magna's cost of providing the services.

  (b)
  In June 2003, MEC issued $150.0 million of 8.55% convertible subordinated notes which mature on June 15, 2010. The unsecured notes are convertible at any time at the option of the holder into shares of Class A Subordinate Voting Stock of MEC at a conversion price of $7.05 per share, subject to customary antidilution adjustments. The notes are redeemable in whole or in part, at MEC's option, on or after June 2, 2006, at the principal amount plus accrued and unpaid interest, provided that, in connection with any redemption occurring on or after June 2, 2006 and before June 2, 2008, the closing price of MEC's Class A Subordinate Voting Stock has exceeded 125% of the conversion price for at least 20 trading days in the 30 consecutive trading day period ending on the trading day prior to mailing of the notice of redemption.

Combined Financial Statements

MI Developments Inc.

For the years ended December 31, 2002, 2001 and 2000

REPORT OF THE INDEPENDENT AUDITORS

To the Directors of
 MI Developments Inc.

        We have audited the combined balance sheets of MI Developments Inc. as at December 31, 2002 and 2001 and the combined statements of income, changes in Magna's net investment and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these combined financial statements present fairly, in all material respects, the financial position of MI Developments Inc. as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

        As described in note 2 to these combined financial statements, MI Developments Inc. changed its accounting policies for goodwill and other intangible assets and impairment of long-lived assets.

Toronto, Canada,	/s/ ERNST & YOUNG LLP
February 24, 2003	Chartered Accountants
(except as to note 23 which is as of July 1, 2003).

MI DEVELOPMENTS INC.

SIGNIFICANT ACCOUNTING POLICIES

December 31, 2002

Basis of Presentation

        The combined financial statements have been prepared in U.S. dollars following Canadian generally accepted accounting principles ("Canadian GAAP") which are also in conformity, in all material respects, with United States generally accepted accounting principles ("U.S. GAAP"), except as described in note 22 to the combined financial statements.

Principles of Combination

        Magna International Inc. ("Magna") has proposed a reorganization (the "Spin-off Transactions") whereby, subject to shareholder and regulatory approvals, it would distribute 100% of the shares of MI Developments Inc. (the "Company") to Magna's shareholders.

        The operations of the Company will consist of substantially all the former real estate assets and operations of Magna (the "Real Estate Business") and Magna's 59% controlling interest in Magna Entertainment Corp. ("MEC").

(a)   The Real Estate Business

  Over the period from August 1998 to January 1999, Magna reorganized substantially all its wholly-owned automotive real estate into a number of wholly-owned real estate subsidiaries to form the Real Estate Business (the "Automotive Real Estate Reorganization"). This real estate was leased back to Magna's automotive operating units. Subsequent to the Automotive Real Estate Reorganization, the Real Estate Business has acquired and developed other real estate properties that have been leased to Magna's automotive operating units.

(b)   MEC

  Over the period from March 31, 1999 to November 5, 1999, Magna reorganized its racetrack and certain real estate assets into MEC. On March 10, 2000, Magna distributed approximately 20% of MEC's equity to Magna's shareholders and established MEC as a public company.

        These combined financial statements have been prepared in connection with the Spin-off Transactions and present the historic combined financial position, results of operations and cash flows of the Company on a carve-out basis from Magna. To give effect to the continuity of Magna's interest in the assets and liabilities of the Company, all assets and liabilities have been recorded in these combined financial statements at Magna's book values and have been included from the date they were acquired by Magna.

        The assets and liabilities included in these combined financial statements include the following:

  •
  100% interests in automotive real estate subsidiaries in Canada, the United States, Mexico, the United Kingdom, Austria, Germany, Poland, the Czech Republic and Belgium that own real estate assets that are leased to, or that are under development for subsequent lease to, Magna's automotive operating units. Such subsidiaries also own certain properties that are being held for future development or sale.

  •
  A 100% interest in certain automotive real estate assets that were acquired effective July 11, 2002 in connection with Magna's acquisition of the Eurostar assembly facility in Austria. This real estate has been reflected as an asset of the Company from the date of acquisition by Magna. These assets were leased to Magna Steyr, a division of Magna, under a lease agreement effective July 11, 2002.

  •
  100% interests in certain automotive real estate assets in the United States, Mexico, Germany and Spain, that were acquired effective October 1, 2002 through Magna's acquisition of Donnelly Corporation. This real estate has been reflected as an asset of the Company from the date of acquisition by Magna. These assets will be leased to Magna Donnelly, a division of Magna, prior to the Spin-off Transactions.

  •
  Magna's 59% equity interest in MEC. MEC currently operates or manages eleven thoroughbred racetracks, two standardbred racetracks, one racetrack which runs both thoroughbred and standardbred meets, and one greyhound track, as well as the simulcast wagering venues at these tracks. In addition, MEC operates off-track betting facilities and a national account wagering business known as "XpressBet™" and owns and operates "HorseRacing TV™", a new television channel focused exclusively on horse racing.

        These combined financial statements present the combined financial position, results of operations, changes in Magna's net investment and cash flows of the Company as if it had operated as a stand-alone entity subject to Magna's control.

        The combined statements of income include rental revenues and finance income earned by the Company on leases with Magna and its subsidiaries, which represent a combination of operating and direct financing leases, from their effective dates. Certain of the expenses presented in the combined statements of income represent intercompany allocations and management estimates of the cost of services provided by Magna, including officer and employee salaries and depreciation expense. These allocations and estimates were determined based on incremental costs attributable to the Company and are considered by management to be reasonable and the best approximation of the expenses that the Company would have incurred had it operated on a stand-alone basis.

        Interest expense, as presented in the combined statements of income, includes interest on external debt and amounts due to Magna (included in Magna's net investment). Magna's net investment, which includes both debt and equity components, comprises the accumulated earnings of the Company, contributions by, less distributions to, Magna and the currency translation adjustment.

        Income taxes for the Company have been recorded at statutory rates based on income before taxes as reported in the combined statements of income as though the Company was a separate tax paying entity. Income taxes payable in respect of historically separate tax paying legal entities have been presented as a liability in the combined balance sheets. Income taxes payable in respect of other components which were not historically separate tax paying legal entities have been included in Magna's net investment. Future income taxes have been presented in the combined balance sheets for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities.

        As a result of the basis of presentation described above, the combined statements of income may not necessarily be indicative of the revenues and expenses that would have resulted had the Company operated as a stand-alone entity.

        The combined statements of income include the financial results for all properties for all periods presented except for properties acquired during the three-year period ended December 31, 2002 for which financial results are included from the respective dates of acquisition. With respect to the Eurostar assembly facility described in note 7, the combined statements of income only include lease income for the period from July 11 to December 31, 2002. The combined statements of income do not include any lease income with respect to the Donnelly real estate acquired effective October 1, 2002 and described in note 7.

        The Company's subsidiaries are included in these combined financial statements using the purchase method of accounting from the date they were acquired by Magna or MEC. All significant intercompany balances and transactions have been eliminated.

Lease Accounting and Revenue Recognition

(a)   The Real Estate Business

  The leases with Magna's automotive operating units (the "Leases") are triple net leases under which the lessee is responsible for the direct payment of all operating costs related to the properties (including property taxes, insurance, utilities and routine repairs and maintenance). Revenues and operating expenses do not include any amounts related to operating costs paid directly by the lessees.

  Substantially all the Leases provide for either scheduled rent increases or periodic rent increases based on a local price index. Where periodic rent increases depend on a local price index, such rent increases are accounted for as contingent rentals and recognized in income in the applicable future years.

  Where the Real Estate Business has retained substantially all the benefits and risks of ownership of its rental properties, leases with its tenants are accounted for as operating leases. Rental revenues under operating leases are recognized on a straight-line basis, whereby the scheduled lease payments are recognized in income over the term of the respective lease. The amount by which the straight-line rental revenue exceeds rents collected in accordance with the lease agreements is included in deferred rent receivable.

  Where substantially all the benefits and risks of ownership of its rental properties have been transferred to tenants, the Real Estate Business' leases are accounted for as direct financing leases. For properties under direct financing leases, the Real Estate Business determines an implicit interest rate based on the cost of the subject property (or in the case of properties transferred under the Automotive Real Estate Reorganization, Magna's net book value of the subject property at the date of transfer), the minimum lease payments and estimated residual value, and records finance income based on applying this implicit interest rate to the investment in the direct financing lease.

  For leases involving land and buildings, if the fair value of the land exceeds 25% of the combined fair value of the land and building at the inception of the lease, the Real Estate Business evaluates the land and building separately in determining the appropriate lease treatment. In such circumstances, the portion of the lease attributable to land is typically accounted for as an operating lease; the building could be either an operating lease or direct land financing lease, as appropriate.

  Residual values are the estimated fair market values of the properties at the end of the lease term. The initial net investment in direct financing leases includes the present value of the estimated residual value, which amount is implicitly accreted to the estimated residual value over the lease term. Management utilizes third party publications and its own historical experience to determine the estimated fair market values of the properties at the end of the lease term. Management reviews these estimates to evaluate whether they will be recoverable at the end of the lease term. Declines in residual values for direct financing leases are recognized as an immediate charge to income.

(b)   Magna Entertainment Corp.

  Racetrack revenues

  MEC records operating revenues associated with horse racing on a daily basis, except for season admissions which are recorded ratably over the racing season. Wagering revenues are recognized gross of purses, stakes and awards and pari-mutuel wagering taxes. The costs relating to these amounts are shown as "Purses, awards and other" in the accompanying statement of income. Deferred revenues associated with racetrack operations consist primarily of prepaid box seats, admission tickets and parking, which are recognized into revenue ratably over the period of the related race meet.

  Other

  Revenues from the sale of MEC's residential development inventory are recognized in two phases. First, revenue related to sale of land is recognized when the title to the land passes to the purchaser. The remaining revenue is recognized when the unit is constructed by the independent contractor and the collection of the sale proceeds is reasonably assured and all other significant conditions are met. Properties which have been sold, but for which these criteria have not been satisfied, are included in residential development real estate.

  MEC's golf course annual membership fee revenues are recognized into revenue ratably over the applicable season. Non-refundable golf membership initiation fees are deferred and amortized over the expected membership life.

Real Estate Properties

(a)   Revenue-producing properties

  Revenue-producing properties under operating leases, revenue-producing racetrack properties and revenue-producing non-racetrack properties are stated at cost less accumulated depreciation, reduced for impairment losses where appropriate.

(b)   Development properties

  Development properties, which include real estate business properties and excess racetrack real estate, are stated at cost, reduced for impairment losses where appropriate. Real Estate Business properties under development to be leased under operating leases are classified as such until the property is substantially completed and available for occupancy. Real Estate Business properties under development to be leased under direct financing leases are classified as such until lease inception.

(c)   Properties held for sale

  Properties held for sale also include residential development real estate. Properties held for sale are carried at the lower of cost less accumulated depreciation and fair value less costs of disposal.

        In all cases, cost represents acquisition and development costs including direct construction costs, capitalized interest and indirect costs wholly attributable to development.

        Government grants and tax credits received for capital expenditures are reflected as a reduction of the cost of the related asset.

        Depreciation is provided on a straight-line basis over the estimated useful lives as follows: buildings over 20 to 40 years and parking lots and roadways over 10 years.

Fixed Assets

        Fixed assets are recorded at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the fixed assets as follows: machinery and equipment over 3 to 15 years and furniture and fixtures over 5 to 7 years.

        Government grants and tax credits received for capital expenditures are reflected as a reduction of the cost of the related asset.

Impairment of Long-Lived Assets

        Effective January 1, 2002, the Company measures impairment losses on long-lived assets as the amount by which the asset's carrying value exceeds its fair value; previously, asset impairment was measured as the amount by which the asset's carrying value exceeded the undiscounted future cash flow from the use of the asset. The Company evaluates impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable.

        For properties and fixed assets not available for sale, the Company assesses periodically whether there are indicators of impairment. If such indicators are present, the Company completes a net recoverable amount analysis for the property by determining whether the carrying value of the property can be recovered through projected undiscounted cash flows. If the sum of expected future cash flows, undiscounted and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on using discounted future cash flows and appraisals, is charged to operations in the period in which such impairment is determined by management.

        When properties are identified by the Company as available for sale, the carrying value is reduced, if necessary, to the estimated fair value less costs of disposal. Fair value is determined based upon discounted cash flows of the assets, appraisals and, if appropriate, current estimated net sales proceeds from pending offers.

Racing Licenses and Goodwill

        Racing licenses represent the value attributed to licenses to conduct race meets acquired through MEC's acquisition of racetracks. Goodwill represents the excess of the purchase price of a subsidiary company over the fair value of the underlying net identifiable assets arising on acquisition. MEC has applied the non-amortization and impairment rules for existing goodwill and other intangible assets that meet the criteria for indefinite life, effective January 1, 2002. MEC evaluates racing licenses and goodwill for impairment on an annual basis or when impairment indicators are present. An impairment write-down to fair value would occur if discounted cash flows from operations, net of the fair value of the long-lived assets, was less than the carrying amount of the racing license or goodwill.

        Prior to January 1, 2002, racing licenses and goodwill were amortized on a straight-line basis over 20 years.

Cash and Cash Equivalents

        Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition. Restricted cash represents segregated cash accounts held by MEC on behalf of others, primarily horse owners.

Advertising

        Costs incurred for producing advertising associated with horse racing are generally expensed when the advertising program commences. Costs incurred with respect to promotions for specific live race days are expensed on the applicable race day.

Stock-Based Compensation

        No compensation expense is recognized for stock options granted by MEC under its incentive stock option plan.

Income Taxes

        The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Foreign Currency Translation

        The Company has self-sustaining operations in Canada, the United States and Europe which are financially and operationally independent. Assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars at the exchange rate in effect at the year end and revenue and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company's net investment in these operations are deferred in Magna's net investment. The appropriate amounts of exchange gains or losses accumulated in Magna's net investment are reflected in income when there is a reduction in the Company's net investment in the operations that give rise to such exchange gains and losses.

        Foreign exchange gains and losses on transactions occurring in a currency different from an operation's functional currency are reflected in income except for gains and losses on foreign exchange forward contracts used to hedge specific future commitments in foreign currencies. Gains or losses on these contracts are accounted for as a component of the related hedged transaction.

Employee Benefit Plans

        The cost of providing benefits through defined benefit pensions is actuarially determined and recognized in income using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Differences arising from plan amendments, changes in assumptions and experience gains and losses are recognized in income over the expected average remaining service life of employees. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income in the period in respect of which contributions become payable.

Subordinated Notes

        The subordinated notes issued by MEC are recorded in part as debt and in part as minority interest.

        The debt component consists of the present value of the future interest and principal payments on the subordinated notes to maturity and is presented as note obligations. Interest on the debt component is accrued over time and recognized as a charge against income.

        The minority interest component represents the value of the holders' option to convert the convertible subordinated notes into shares of Class A Subordinate Voting Stock of MEC. The holders' conversion option is valued using a residual value approach.

Interest Rate Swaps

        MEC utilizes, on occasion, interest rate swap contracts to hedge exposure to interest rate fluctuations on its variable rate debt. These swap contracts are accounted for using hedge accounting and the net swap settlements are recognized in the same period, and as part of, the hedged transaction.

Use of Estimates

        The preparation of the combined financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements. Actual results could differ materially from these estimates.

MI DEVELOPMENTS INC.

COMBINED STATEMENTS OF INCOME

(U.S. dollars in thousands)

		Years ended December 31,
	Note	2002	2001	2000
Revenues
Real Estate Business
Rental revenue from operating leases	19	$49,766	$42,056	$38,164
Income from direct financing leases	19	36,337	30,695	27,633

Magna Entertainment Corp.	19	86,103 540,330	72,751 478,461	65,797 375,933

		626,433	551,212	441,730

Operating costs and expenses
Real Estate Business
General and administrative	19	6,577	6,657	10,581
Depreciation and amortization		11,194	10,541	9,725
Interest expense, net	13, 19	32,862	25,208	27,764
Magna Entertainment Corp.
Purses, awards and other		276,019	243,389	190,043
Operating costs		204,650	171,590	151,785
General and administrative		43,788	32,222	19,250
Impairment charges	4	17,493	—	—
Depreciation and amortization		22,834	26,194	20,061
Interest expense, net	13	776	2,682	215

Operating income — Real Estate Business		35,470	30,345	17,727
Operating income (loss) — MEC		(25,230)	2,384	(5,421)

Operating income		10,240	32,729	12,306
Gains on disposal of real estate	19	15,299	28,519	10,574
Dilution losses	5	(10,712)	(6,923)	—

Income before income taxes and minority interest		14,827	54,325	22,880
Income taxes	12	9,557	18,452	7,360
Minority interest in MEC		(5,280)	2,665	(1,593)

Net income		$10,550	$33,208	$17,113

See accompanying notes.

MI DEVELOPMENTS INC.

COMBINED STATEMENTS OF CHANGE IN MAGNA'S NET INVESTMENT

(U.S. dollars in thousands)

		Years ended December 31,
	Note	2002	2001	2000
Magna's net investment, beginning of year		$1,171,080	$1,184,605	$1,163,612
Net income		10,550	33,208	17,113
Net contribution by (distribution to) Magna		229,465	(40,769)	118,600
Distribution of MEC equity to Magna shareholders		—	—	(111,267)
Change in currency translation adjustment	17	21,130	(5,964)	(3,453)

Magna's net investment, end of year		$1,432,225	$1,171,080	$1,184,605

See accompanying notes

MI DEVELOPMENTS INC.

COMBINED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

		Years ended December 31,
	Note	2002	2001	2000
OPERATING ACTIVITIES
Net income		$10,550	$33,208	$17,113
Items not involving current cash flows	6	39,630	18,268	11,267

		50,180	51,476	28,380
Changes in non-cash balances	6	(22,242)	26,247	(35,468)

Cash provided from (used in) operating activities		27,938	77,723	(7,088)

INVESTMENT ACTIVITIES
Real Estate Business properties
Development and acquisition expenditures	7	(160,085)	(48,175)	(97,340)
Proceeds on disposal		377	12,354	7,900
Repayment of direct financing leases, net of finance income		1,017	827	607
Acquisitions of racetrack businesses, net of cash acquired	7	(146,304)	(23,951)	(24,117)
MEC property and fixed asset additions		(107,165)	(38,862)	(53,426)
MEC proceeds on disposal		11,510	44,039	29,525
MEC proceeds on real estate sold to Magna	19	22,371	—	—
Decrease (increase) in other assets		(23,148)	(1,017)	5,917

Cash used in investment activities		(401,427)	(54,785)	(130,934)

FINANCING ACTIVITIES
Issues of debt		6,353	33,818	42,876
Repayment of debt		(15,846)	(31,505)	(10,759)
Increase (decrease) in bank indebtedness		44,345	(2,153)	(35,218)
Issue of subordinated notes by MEC		72,200	—	—
Issue of shares by MEC		142,422	476	—
Net contribution by (distribution to) Magna		176,465	(22,499)	125,154

Cash provided from (used in) financing activities		425,939	(21,863)	122,053

Effect of exchange rate changes on cash and cash equivalents		(1,735)	2,108	1,289

Net increase (decrease) in cash and cash equivalents during the year		50,715	3,183	(14,680)
Cash and cash equivalents, beginning of year		44,175	40,992	55,672

Cash and cash equivalents, end of year		$94,890	$44,175	$40,992

See accompanying notes

MI DEVELOPMENTS INC.

COMBINED BALANCE SHEETS

(U.S. dollars in thousands)

		As at December 31,
	Note	2002	2001
ASSETS
Real estate properties, net	8	$1,345,000	$1,031,080
Direct financing leases	9	387,024	282,748
Other assets	10	332,472	179,665
Fixed assets, net	11	34,890	32,696
Cash and cash equivalents		94,890	44,175
Restricted cash		18,692	18,782
Accounts receivable		58,419	43,378
Deferred rent receivable from Magna		10,201	7,226
Prepaid expenses		8,102	4,952
Income taxes receivable	12	1,357	—
Future tax assets	12	26,054	10,693

		$2,317,101	$1,655,395

LIABILITIES AND MAGNA'S NET INVESTMENT
Long-term debt	13	$138,785	$86,286
Note obligations	14	67,392	—
Bank indebtedness	15	50,314	6,329
Accounts payable	19	100,386	76,019
Accrued salaries and wages		8,699	7,236
Other accrued liabilities		12,963	24,121
Deferred revenue		12,422	8,025
Income taxes payable	12	—	2,179
Other long-term liabilities	16	357	82
Future tax liabilities	12	193,846	132,492
Minority interest in MEC		299,712	141,546

		884,876	484,315

Magna's net investment		1,432,225	1,171,080

		$2,317,101	$1,655,395

Commitments and contingencies (notes 13 and 20)

On behalf of the Board:

(Signed) VINCENT J. GALIFI	(Signed) J. BRIAN COLBURN
Director	Director

See accompanying notes

MI DEVELOPMENTS INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(all amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)

December 31,

1.     SIGNIFICANT ACCOUNTING POLICIES

  The significant accounting policies followed by the Company are set out under "Significant Accounting Policies" preceding these combined financial statements.

2.     ACCOUNTING CHANGES

  (a)
  Impairment of Long-Lived Assets

    In December 2002, The Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3063, "Impairment of Long-lived Assets" ("CICA 3063"). The Company early adopted these new recommendations on a prospective basis effective January 1, 2002. The most significant change under the new recommendations is to require that impairment losses on long-lived assets be measured as the amount by which the asset's carrying value exceeds its fair value; previously, Canadian GAAP required that asset impairment be measured as the amount by which the asset's carrying value exceeded the undiscounted future cash flow from the use of the asset. The new recommendations conform Canadian GAAP as it applies to impairment of long-lived assets with U.S. GAAP.

  (b)
  Goodwill and Other Intangible Assets

    In September 2001, the CICA issued Handbook Section 1581, "Business Combinations" ("CICA 1581") and Handbook Section 3062, "Goodwill and Other Intangible Assets" ("CICA 3062"). CICA 1581 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. In addition, CICA 1581 provides new criteria to determine when an acquired intangible asset should be recognized separately from goodwill.

    CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets which meet the criteria for indefinite life. In accordance with CICA 3062, effective January 1, 2002, the Company adopted these new recommendations prospectively without restatement of any comparable period. Upon adoption of the recommendations, the Company ceased recording amortization of goodwill and indefinite life intangible assets. On an adjusted basis, the Company's net income would have been as follows:

	2001	2000
Net income as reported	$33,208	$17,113
Restatement to eliminate amortization of racing licenses and goodwill	3,653	2,486

Adjusted net income	$36,861	$19,599

    In accordance with CICA 3062, the Company completed its initial impairment review of racing licenses and goodwill effective January 1, 2002. Based on this review, no racing license or goodwill write-down was necessary.

3.     SEGMENTED INFORMATION

(a)
The Company's reportable segments reflect how the Company is organized and managed by senior management. The Company's operations are segmented in the Company's internal financial reports between wholly owned operations (the Real Estate Business) and publicly traded operations (MEC). The segregation of operations between wholly owned and publicly traded recognizes the fact that in the case of the Real Estate Business, the Company's management has direct responsibility for the key operating, financing and resource allocation decisions, whereas in the case of MEC, such responsibility resides with its separate board of directors and executive management.

  The Company's reporting segments are as follows:

  Real Estate Business

  The Real Estate Business owns real estate assets in Canada, the United States, Mexico, the United Kingdom, Austria, Germany, Poland, the Czech Republic, Belgium and Spain. Substantially all these real estate assets are leased to, or are under development for subsequent lease to, Magna's automotive operating units. The Real Estate Business also owns certain properties that are being held for future development or sale.

  MEC

  MEC currently operates or manages eleven thoroughbred racetracks, two standardbred racetracks, one racetrack which runs both thoroughbred and standardbred meets, and one greyhound track, as well as the simulcast wagering venues at these tracks. In addition, MEC operates off-track betting facilities and a national account wagering business known as "XpressBet™" and owns and operates "HorseRacing TV™", a new television channel focused exclusively on horse racing. MEC also operates two golf courses and related facilities.

	2002
	Real Estate Business	MEC	Other	Total
STATEMENT OF INCOME
Revenues
Rental revenue from operating leases	$49,766	$—	$—	$49,766
Income from direct financing leases	36,337	—	—	36,337
Racetrack	—	522,621	—	522,621
Other	—	17,709	—	17,709

	86,103	540,330	—	626,433
Operating costs and expenses
Operating costs	—	480,669	—	480,669
General and administrative expenses	6,577	43,788	—	50,365
Impairment charges	—	17,493	—	17,493
Depreciation and amortization	11,194	22,834	—	34,028
Interest expense, net	32,862	776	—	33,638

Operating income (loss)	35,470	(25,230)	—	10,240
Gains on disposal of real estate	128	15,171	—	15,299
Dilution losses	—	—	(10,712)	(10,712)

Income (loss) before income taxes and minority interest	35,598	(10,059)	(10,712)	14,827
Income taxes	13,759	(4,202)	—	9,557
Minority interest	—	—	(5,280)	(5,280)

Net income (loss)	$21,839	$(5,857)	$(5,432)	$10,550

BALANCE SHEET
Real estate properties
Revenue-producing:
Under operating leases	$515,595	$—	$—	$515,595
Racetrack properties	—	466,443	—	466,443
Non-racetrack properties	—	68,507	—	68,507
Excess racetrack properties	—	100,285	—	100,285
Development properties	106,838	71,384	—	178,222
Properties held for sale	5,121	10,827	—	15,948

Real estate properties	627,554	717,446	—	1,345,000
Direct financing leases	387,024	—	—	387,024
Other assets	—	332,472	—	332,472
Fixed assets	206	34,684	—	34,890
All other assets	42,745	174,970	—	217,715

Combined total assets	$1,057,529	$1,259,572	$—	$2,317,101

CASH FLOWS
Real estate property additions	$160,085	$99,109	—	$259,194
Fixed asset additions	$—	$8,056	—	$8,056

	2001
	Real Estate Business	MEC	Other	Total
STATEMENT OF INCOME
Revenues
Rental revenue from operating leases	$42,056	$—	$—	$42,056
Income from direct financing leases	30,695	—	—	30,695
Racetrack	—	459,411	—	459,411
Other	—	19,050	—	19,050

	72,751	478,461	—	551,212

Operating costs and expenses
Operating costs	—	414,979	—	414,979
General and administrative expenses	6,657	32,222	—	38,879
Depreciation and amortization	10,541	26,194	—	36,735
Interest expense, net	25,208	2,682	—	27,890

Operating income	30,345	2,384	—	32,729
Gains on disposal of real estate	8,090	20,429	—	28,519
Dilution losses	—	—	(6,923)	(6,923)

Income (loss) before income taxes and minority interest	38,435	22,813	(6,923)	54,325
Income taxes	9,103	9,349	—	18,452
Minority interest	—	—	2,665	2,665

Net income	$29,332	$13,464	$(9,588)	$33,208

BALANCE SHEET
Real estate properties
Revenue-producing:
Under operating leases	$408,280	$—	$—	$408,280
Racetrack properties	—	318,650	—	318,650
Non-racetrack properties	—	61,006	—	61,006
Excess racetrack properties	—	89,455	—	89,455
Development properties	79,939	44,290	—	124,229
Properties held for sale	855	28,605	—	29,460

Real estate properties	489,074	542,006	—	1,031,080
Direct financing leases	282,748	—	—	282,748
Other assets	—	179,665	—	179,665
Fixed assets	25	32,671	—	32,696
All other assets	25,775	103,431	—	129,206

Combined total assets	$797,622	$857,773	$—	$1,655,395

CASH FLOWS
Real estate property additions	$48,175	$31,009	—	$79,184
Fixed asset additions	$—	$7,853	—	$7,853

	2000
	Real Estate Business	MEC	Other	Total
STATEMENT OF INCOME
Revenues
Rental revenue from operating leases	$38,164	$—	$—	$38,164
Income from direct financing leases	27,633	—	—	27,633
Racetrack	—	355,249	—	355,249
Other	—	20,684	—	20,684

	65,797	375,933	—	441,730

Operating costs and expenses
Operating costs	—	341,828	—	341,828
General and administrative expenses	10,581	19,250	—	29,831
Depreciation and amortization	9,725	20,061	—	29,786
Interest expense, net	27,764	215	—	27,979

Operating income (loss)	17,727	(5,421)	—	12,306
Gains on disposal of real estate	3,600	6,974	—	10,574
Dilution losses	—	—	—	—

Income before income taxes and minority interest	21,327	1,553	—	22,880
Income taxes	6,248	1,112	—	7,360
Minority interest	—	—	(1,593)	(1,593)

Net income	$15,079	$441	$1,593	$17,113

BALANCE SHEET
Real estate properties
Revenue-producing:
Under operating leases	$398,064	$—	$—	$398,064
Racetrack properties	—	278,420	—	278,420
Non-racetrack properties	—	44,785	—	44,785
Excess racetrack properties	—	80,839	—	80,839
Development properties	89,591	68,553	—	158,144
Properties held for sale	—	63,584	—	63,584

Real estate properties	487,655	536,181	—	1,023,836
Direct financing leases	268,229	—	—	268,229
Other assets	—	117,561	—	117,561
Fixed assets	19	32,084	—	32,103
All other assets	23,432	95,213	—	118,645

Combined total assets	$779,335	$781,039	$—	$1,560,374

CASH FLOWS
Real estate property additions	$97,340	$46,493	$—	$143,833
Fixed asset additions	$—	$6,933	$—	$6,933

(b)
The following table shows certain information with respect to geographic segmentation:

	2002
	Revenues	Real estate properties, net	Direct financing leases	Fixed assets, net
United States	$541,655	$739,261	$52,253	$29,000
Europe	40,907	403,334	121,391	1,661
Canada	34,226	188,816	143,685	4,229
Mexico	9,645	13,589	69,695	—

	$626,433	$1,345,000	$387,024	$34,890

	2001
	Revenues	Real estate properties, net	Direct financing leases	Fixed assets, net
United States	$476,595	$555,841	$51,699	$29,458
Europe	37,489	276,003	52,224	1,140
Canada	27,114	186,009	109,695	2,098
Mexico	10,014	13,227	69,130	—

	$551,212	$1,031,080	$282,748	$32,696

	2000
	Revenues	Real estate properties, net	Direct financing leases	Fixed assets, net
United States	$372,978	$517,926	$51,205	$29,721
Europe	38,700	313,925	41,433	1,409
Canada	24,207	171,503	116,117	973
Mexico	5,845	20,482	59,474	—

	$441,730	$1,023,836	$268,229	$32,103

4.     GOODWILL, INTANGIBLE ASSETS AND LONG-LIVED ASSETS

  In accordance with the new recommendations of the CICA, the Company completed its annual racing license and goodwill impairment analysis. In conjunction with this analysis, and other indicators of impairment, the Company also assessed the recoverability of its long-lived assets at certain operations. As a result of this analysis, the Company has recorded impairment charges during 2002 as follows:

2002
Magna Entertainment Corp.
Impairment of racing licenses	$2,753
Impairment of properties and fixed assets	14,740

$17,493

  MEC's racetrack long-lived assets and racing licenses were tested for impairment as at December 31, 2002, after the annual forecasting process. As a result of declining attendance at Remington Park and Great Lakes Downs, operating profits and cash flows were lower than expected during 2002. Based on that trend, the earnings forecasts for these two racetracks were revised.

  The fair value of the racetracks was determined using the discounted cash flow method including a probability-weighted approach in considering the likelihood of possible outcomes. It also includes the estimated future cash flows associated with the racing licenses and long-lived assets directly associated with, and expected to arise, as a direct result of the use and disposition of those assets. The fair value determined was then compared to the carrying value of the racing licenses and long-lived assets in order to determine the amount of the impairment. The long-lived assets consist of fixed assets and real estate properties.

5.     DILUTION LOSSES

  (a)
  For the year ended December 31, 2002

    In April 2002, MEC completed a public offering by issuing 23 million shares of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of $142.4 million. The Company recognized a loss of $10.7 million from its ownership dilution, from 75% to 59%, arising from the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

  (b)
  For the year ended December 31, 2001

    In April 2001, MEC issued 3.2 million shares of its Class A Subordinate Voting Stock to complete the acquisition of certain businesses (see note 7). The Company incurred a loss of $6.9 million from its ownership dilution, from 78% to 75%, on the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

6.     DETAILS OF CASH FROM OPERATING ACTIVITIES

  (a)
  Items not involving current cash flows:

	2002	2001	2000
Gains on disposal of real estate	$(15,299)	$(28,519)	$(10,574)
Minority interest expense	(5,280)	2,665	(1,593)
Straight-line rent adjustment	(3,444)	(2,381)	(2,108)
Income from direct financing leases in excess of repayments	(4,619)	(1,525)	(1,204)
Depreciation and amortization	34,028	36,735	29,786
Write-down of racing licenses and fixed assets	17,493	—	—
Loss on issues of shares by MEC (see note 5)	10,712	6,923	—
Write-down of excess real estate by MEC	5,823	—	—
Future income taxes	(164)	6,638	(1,999)
Other	380	(2,268)	(1,041)

	$39,630	$18,268	$11,267

  (b)
  Changes in non-cash balances:

	2002	2001	2000
Restricted cash	$4,279	$(5,053)	$(5,709)
Accounts receivable	(3,927)	(4,763)	(8,789)
Prepaid expenses and other	(1,917)	3,681	(2,566)
Accounts payable, accrued salaries and wages and other accrued liabilities	(19,422)	25,319	(10,870)
Deferred revenue	4,933	3,842	(661)
Income taxes payable	(6,188)	3,221	(6,873)

	$(22,242)	$26,247	$(35,468)

7.     BUSINESS AND PROPERTY ACQUISITIONS

(a)
Acquisitions in the year ended December 31, 2002

  Real Estate Business

  On July 11, 2002, the Company acquired land and buildings in Austria at a cost of $74.8 million in connection with Magna's acquisition of the Eurostar assembly facility. These assets were leased to Magna Steyr under a lease agreement effective July 11, 2002.

  On October 1, 2002, the Company acquired land and buildings in the United States, Mexico, Germany and Spain, at a cost of $25.0 million, in connection with Magna's acquisition of Donnelly Corporation. Since there was no cash consideration paid by Magna in connection with the acquisition of Donnelly Corporation, the acquisition of the Donnelly Corporation real estate by the Company has been reflected as a non-cash contribution by Magna. These assets will be leased to Magna Donnelly prior to the Spin-off Transactions.

  MEC

  Lone Star Park at Grand Prairie

  On October 23, 2002, MEC completed the acquisition of substantially all the operations and related assets of Lone Star Park at Grand Prairie, for a total cash purchase price, including transaction costs, of $79.1 million, net of cash acquired of $1.8 million. Lone Star Park at Grand Prairie operates Thoroughbred and American Quarter Horse race meets at its racetrack located near Dallas, Texas.

  The Maryland Jockey Club

  On November 27, 2002, MEC completed the acquisition of a controlling interest in the Pimlico Race Course and Laurel Park, which are operated under the trade name "The Maryland Jockey Club" ("MJC") , for a total purchase price, including transaction costs, of $84.9 million, net of cash acquired of $5.3 million. The total purchase price was satisfied by cash payments of $66.6 million and the obligation to pay $18.3 million, which bears interest at the six month London Inter-bank Offered Rate ("LIBOR"), upon the exercise of either the put or call option described below. Under the terms of the agreements, MEC acquired a 51% equity and voting interest in The Maryland Jockey Club of Baltimore City, Inc., the owner of Pimlico Race Course, a 51% voting interest and a 58% equity interest on a fully diluted basis in Laurel Racing Assoc., Inc., the general partner and manager of Laurel Racing Association Limited Partnership ("LRALP"), the owner of Laurel Park, and the entire limited partnership interest in LRALP. MEC also purchased options from the De Francis family to buy their remaining voting and equity interests in MJC, which represent all of the minority interests, at any time during the period starting 48 months and ending 60 months after the closing of the transaction. MEC has also granted the De Francis family the option to sell such interests to MEC at any time during the first five years after the closing. In consideration for these options, MEC paid $18.4 million on closing and an additional $18.3 million, plus interest at the six month LIBOR, will be paid on exercise of the options. The put and call options are viewed, for accounting purposes, on a combined basis with the minority interest and accounted for as a financing of MEC's purchase of such minority interest. Accordingly, MEC has consolidated 100% of the operations of MJC from the date of acquisition. Pimlico Race Course, the home of the Preakness Stakes®, the middle jewel in thoroughbred racing's Triple Crown, and Laurel Park, are located in the Baltimore, Maryland area.

  The purchase price of these acquisitions has been allocated using the purchase method to the assets and liabilities acquired as follows:

	Lone Star	MJC	Other	Total
Non-cash working capital	$(4,087)	$(12,159)	$(384)	$(16,630)
Real estate properties and fixed assets	64,010	70,458	393	134,861
Other assets	34,797	96,832	585	132,214
Debt due within one year	(62)	(1,041)	—	(1,103)
Long-term debt	(15,563)	(25,489)	—	(41,052)
Future taxes	—	(43,674)	—	(43,674)

Total purchase price, net of cash acquired	$79,095	$84,927	$594	$164,616

Comprised of:
Cash	$79,095	$66,615	$594	$146,304
Issuance of long-term debt (see note 13)	—	18,312	—	18,312

	$79,095	$84,927	$594	$164,616

  The purchase price and related allocations for these acquisitions are preliminary. Adjustments to the purchase price and related preliminary allocations may occur as a result of obtaining more information regarding asset valuations, liabilities assumed, purchase price adjustments pursuant to the purchase agreements, and revisions of preliminary estimates of fair values made at the date of purchase.

  Flamboro Downs

  On October 18, 2002, the shares of Flamboro Downs Holdings Limited, the owner and operator of Flamboro Downs, a harness racetrack located in Hamilton, Ontario, 45 miles west of Toronto, were acquired by Ontario Racing Inc. ("ORI"). Flamboro Downs also houses a gaming facility with 750 slot machines operated by the Ontario Lottery and Gaming Corporation ("OLGC"). ORI is a former subsidiary of MEC that is presently owned by an employee of MEC. Five days after MEC receives all necessary regulatory approvals for the acquisition of Flamboro Downs, the shares of ORI will be transferred to MEC for a nominal amount, and will be accounted for using the purchase method of accounting. The results of operations of ORI, which owns Flamboro Downs, has been accounted for under the equity method pending receipt of the approvals, which are expected to be received in the first quarter of 2003. For the year ended December 31, 2002, MEC general and administrative expenses include $463,000 of equity income from its investment in ORI.

  The purchase price, net of cash, was approximately $55.9 million, consisting of a cash payment of $23.1 million on closing, with the remainder satisfied by ongoing payments under secured notes of approximately $32.8 million. In addition, the purchase and sale agreement stipulates that the purchase price may be increased by a maximum of $3.5 million (Cdn. $5.5 million), plus accrued interest, in the event that Flamboro Downs' agreement with the OLGC, with respect to the slot facility, is extended. MEC has provided the funding for the acquisition cost by way of a revolving secured loan facility to ORI, and has guaranteed the secured notes.

  As of December 31, 2002, MEC has advanced $23.7 million to ORI, representing acquisition costs, which is recorded in other assets.

(b)
Acquisitions in the year ended December 31, 2001

  MEC Pennsylvania

  On April 5, 2001, MEC completed the acquisition of Ladbroke Racing Pennsylvania, Inc. and Sport Broadcasting, Inc. (collectively the "Ladbroke Companies" or "MEC Pennsylvania") for a total purchase price, including transaction costs, of $46.6 million, net of cash acquired of $7.0 million. The total purchase price was satisfied by cash payments of $20.1 million, $13.25 million was satisfied through the issuance of 3.2 million shares of Class A Subordinate Voting Stock of MEC and the balance of $13.25 million was satisfied through the issuance of two promissory notes that are payable on the first and second anniversaries of closing, respectively. The promissory notes bear interest at 6% per annum. The Ladbroke Companies include account wagering operations, The Meadows harness racetrack and four off-track betting facilities located around the Pittsburgh, Pennsylvania area.

  Multnomah Greyhound Park

  On October 26, 2001, MEC acquired all the outstanding capital stock of MKC Acquisition Co., operating as Multnomah Greyhound Park, for a total purchase price, including transaction costs, of $5.9 million, net of cash acquired of $0.3 million. Of the total purchase price, $3.9 million was paid in cash and the balance of $2.0 million through the issuance of 330,962 shares of MEC Class A Subordinate Voting Stock. Multnomah Greyhound Park is located in Portland, Oregon and operates a greyhound dog racing and pari-mutuel horse wagering business.

  The purchase price of these acquisitions has been allocated using the purchase method to the assets and liabilities acquired as follows:

	MEC Pennsylvania	Multnomah Greyhound Park	Total
Non-cash working capital	$(6,514)	$(292)	$(6,806)
Real estate properties and fixed assets	19,947	292	20,239
Other assets	60,587	5,910	66,497
Future taxes	(27,448)	(31)	(27,479)

Total purchase price, net of cash acquired	$46,572	$5,879	$52,451

Comprised of:
Cash	$20,072	$3,879	$23,951
Issuance of two promissory notes	13,250	—	13,250
Issuance of MEC Class A Subordinate Voting Stock	13,250	2,000	15,250

	$46,572	$5,879	$52,451

(c)
Acquisitions in the year ended December 31, 2000

  Great Lakes Downs

  On February 29, 2000, MEC completed the acquisition of Great Lakes Downs, Inc. ("Great Lakes Downs") for a total purchase price, including transaction costs, of $1.8 million, net of cash acquired of $0.08 million. The total purchase price of $1.8 million was satisfied by the issuance of 267,416 shares of MEC Class A Subordinate Voting Stock. Great Lakes Downs, Inc. owns and operates the Great Lakes Downs racetrack, which is located on approximately 85 acres of land in the city of Muskegon, Michigan.

  Bay Meadows

  On November 17, 2000, MEC completed the acquisition of Bay Meadows Operating Co., LLC and Bay Meadows Catering (collectively "Bay Meadows") for a total cash purchase price, including transaction costs, of $24.1 million, net of cash acquired of $0.09 million. Bay Meadows Operating Co., LLC operates the Bay Meadows racetrack, which is located in the city of San Mateo, California.

  The purchase price of these acquisitions has been allocated using the purchase method to the assets and liabilities acquired as follows:

	Great Lakes Downs	Bay Meadows	Total
Non-cash working capital (deficit)	$(3,370)	$701	$(2,669)
Real estate properties	7,688	—	7,688
Fixed assets	2,399	1,587	3,986
Other assets	1,340	21,829	23,169
Debt due within one year	(447)	—	(447)
Long-term debt	(5,840)	—	(5,840)

Total purchase price, net of cash acquired	$1,770	$24,117	$25,887

Comprised of:
Cash	$—	$24,117	$24,117
Issuance of MEC Class A Subordinate Voting Stock	1,770	—	1,770

	$1,770	$24,117	$25,887

(d)
Pro-forma impact

  If the business acquisitions completed during the years ended December 31, 2002 and 2001 had occurred on January 1, 2001, the Company's unaudited pro-forma revenue would have been $785.6 million for the year ended December 31, 2002 (2001 — $758.4 million) and unaudited pro-forma net income would have been $11.7 million (2001 — $33.4 million)

8.     REAL ESTATE PROPERTIES

  Real estate properties consist of:

	2002	2001
Revenue-producing properties under operating leases:
Land	$127,686	$87,906
Buildings — cost	493,226	406,079
Buildings — accumulated depreciation	(109,603)	(89,032)
Parking lots and roadways	5,598	4,055
Parking lots and roadways — accumulated depreciation	(1,312)	(728)

	515,595	408,280

Revenue-producing racetrack properties:
Land and improvements	207,338	169,048
Buildings — cost	222,661	155,256
Buildings — accumulated depreciation	(19,298)	(12,650)
Construction in progress	55,742	6,996

	466,443	318,650

Excess racetrack properties	100,285	89,455

Revenue-producing non-racetrack properties:
Land and improvements	29,186	27,419
Buildings — cost	45,041	37,561
Buildings — accumulated depreciation	(5,720)	(3,974)

	68,507	61,006

Development properties:
Land and improvements	109,483	82,380
Properties under development	68,739	41,849

	178,222	124,229

Properties held for sale	15,948	29,460

	$1,345,000	$1,031,080

  (i)
  Revenue-producing properties under operating leases includes the properties that will be leased to Magna Donnelly prior to the Spin-off Transactions (see note 7).

  (ii)
  In addition to direct development and construction costs, other costs capitalized include interest expense of $4.4 million (2001 — $1.7 million).

  (iii)
  In November 2002, MEC entered an agreement to sell excess real estate located at Golden Gate Fields. The value of the consideration to be received by MEC for the real estate, excluding certain tax benefits of $1.4 million, is $8.5 million. The carrying value of the property, prior to entering the agreement, was $14.3 million. The transaction is expected to close in the third quarter of 2003, subject to certain conditions. In 2002, MEC recorded a $5.8 million write-down of this real estate, which has been recorded in racetrack operating costs.

  (iv)
  Included in development properties as at December 31, 2002 is $24.0 million of costs that will be transferred to direct financing leases effective January 1, 2003.

  Future minimum rentals on operating leases, substantially all of which are due from Magna or its subsidiaries, to be received under non-cancelable leases in effect at December 31, 2002 are as follows:

2003	$54,378
2004	55,713
2005	55,471
2006	53,874
2007	53,350
Thereafter	396,299

$669,085

9.     DIRECT FINANCING LEASES

  Total minimum lease payments receivable on direct financing leases in effect at December 31, 2002, all of which are with Magna or its subsidiaries, are as follows:

2003	$40,487
2004	41,688
2005	42,305
2006	42,311
2007	42,422
Thereafter	692,338

901,551
Estimated residual values	147,310
Less: Unearned interest income	(661,837)

$387,024

10.   OTHER ASSETS

  Other assets consist of:

	2002	2001
Racing licenses:
Balance, beginning of the year	$170,355	$107,859
Acquired during the year	130,076	70,492
Write-down of racing licenses (see note 4)	(2,753)	—
Adjustment to purchase price allocation for Multnomah Greyhound Park	(3,692)	—
Amortization	—	(7,996)

Balance, end of year	293,986	170,355
Receivable from Ontario Racing Inc. (see note 7)	23,726	—
Investments, long-term receivables and other	10,639	8,574
Note issue costs	2,767	—
Goodwill, net	1,354	736

	$332,472	$179,665

11.   FIXED ASSETS

  Fixed assets consist of:

	2002	2001
Racetrack fixed assets:
Cost
Machinery and equipment	$43,957	$37,008
Furniture and fixtures	11,752	10,785

	55,709	47,793
Accumulated depreciation
Machinery and equipment	(23,408)	(17,489)
Furniture and fixtures	(3,380)	(1,510)

	28,921	28,794

Other fixed assets:
Cost
Machinery and equipment	3,835	2,232
Furniture and fixtures	6,901	4,954

	10,736	7,186
Accumulated depreciation
Machinery and equipment	(2,054)	(1,009)
Furniture and fixtures	(2,713)	(2,275)

	5,969	3,902

	$34,890	$32,696

12.   INCOME TAXES

  (a)
  The provision for income taxes differs from the expense that would be obtained by applying Canadian statutory rates as a result of the following:

	2002	2001	2000
Expected income taxes at Canadian statutory rate	$5,723	$22,768	$10,245
Foreign rate differentials	(573)	(2,174)	(924)
Losses not benefited (utilized)	(1,064)	262	203
Loss on issue of shares by subsidiary	4,137	2,890	—
Reduction in enacted tax rates	(1,046)	(3,761)	(2,112)
Other	2,380	(1,533)	(52)

Income tax provision	$9,557	$18,452	$7,360

  (b)
  The details of income before income taxes and minority interest by jurisdiction are as follows:

	2002	2001	2000
Canadian	$5,390	$3,642	$7,184
Foreign	9,437	50,683	15,696

	$14,827	$54,325	$22,880

  (c)
  The details of the income tax provision are as follows:

	2002	2001	2000
Current provision:
Canadian federal taxes	$3,499	$269	$1,891
Provincial taxes	1,412	136	700
Foreign taxes	4,810	11,409	6,768

	9,721	11,814	9,359

Future provision:
Canadian federal taxes	3,224	871	(610)
Provincial taxes	1,460	374	(410)
Foreign taxes	(4,848)	5,393	(979)

	(164)	6,638	(1,999)

	$9,557	$18,452	$7,360

  (d)
  Future income taxes have been provided on temporary differences which consist of the following:

	2002	2001	2000
Direct financing and operating lease book to tax differences	$8,709	$4,725	$4,797
Deferred rent receivable	1,358	935	874
MEC tax depreciation in excess of book depreciation	959	5,334	(2,925)
Reduction in enacted tax rates	(1,152)	(3,761)	(2,112)
Write-down of racing licenses, properties and fixed assets	(6,123)	—	—
Tax losses utilized (benefited)	(2,589)	459	(1,157)
Other	(1,326)	(1,054)	(1,476)

	$(164)	$6,638	$(1,999)

  (e)
  Future tax assets and liabilities consist of the following temporary differences:

	2002	2001
Assets
MEC real estate properties tax value in excess of book value	$17,951	$12,985
Tax benefit of loss carryforwards
Pre-acquisition	4,233	1,995
Post acquisition	18,078	9,554
Other	4,391	1,328

	44,653	25,862
Valuation allowance against tax basis of MEC real estate properties in excess of book value	(10,250)	(9,994)
Valuation allowance against tax benefit of loss carryforwards
Pre-acquisition	(4,233)	(1,995)
Post-acquisition	(4,116)	(3,180)

	$26,054	$10,693

Liabilities
Book value in excess of tax value:
MEC real estate properties	$65,697	$52,892
Direct financing and operating lease assets	31,687	16,411
Other assets	96,330	54,303
Other	132	8,886

	$193,846	$132,492

  (f)
  Income taxes paid in cash were $8.0 million for the year ended December 31, 2002 (2001 — $12.3 million; 2000 — $9.0 million).

  (g)
  At December 31, 2002, the Company has income tax loss carryforwards of approximately $26 million which relate to certain foreign subsidiaries, the tax benefits of which have not been recognized in the combined financial statements. Of the total losses, $12 million expire between 2008 and 2022 and the remainder have no expiry date.

  (h)
  At December 31, 2002, Magna's net investment includes no undistributed earnings of foreign subsidiaries that may be subject to tax if remitted to Canada.

13.   DEBT AND COMMITMENTS

  (a)
  Long-term debt consists of the following:

	2002	2001
Real Estate Business
Mortgage bearing interest at 8.01% per annum with a maturity date of January 2009. The mortgage is repayable in equal blended monthly payments of Cdn$49,458.	$3,323	$—
Mortgage bearing interest at 8.09% per annum with a maturity date of January 2011. The mortgage is repayable in equal blended monthly payments of Cdn$34,894.	2,335	—
MEC
Term loan facility, bearing interest at LIBOR plus 2.2% per annum (3.6% at December 31, 2002) (see note 18(c)), with a maturity date of November 30, 2004, collateralized by a deed of trust against Santa Anita Park racetrack and related real estate. At December 31, 2002, the terms loan is fully drawn and is repayable in monthly principal amounts of $350,000 until maturity.	55,650	59,850
Term loan facilities with the same financial institution, bearing interest at 6.5% per annum until December 1, 2003, with a maturity date of December 1, 2013. On December 1, 2003 and December 1, 2008, the interest rate is reset to the market rate for a United States Treasury security of an equivalent term plus 2.6%. The term loans are repayable in quarterly principal and interest payments. The loans are collateralized by deeds of trust on land, buildings and improvements and security interests in all other assets.	19,632	—
Obligation to pay $18.3 million on exercise of either the put or call option for the remaining minority in the Maryland Jockey Club, bearing interest at the 6 month LIBOR (1.4% at December 31, 2002) (see note 7).	18,312	—
Capital lease (imputed interest rate of 8.5%) maturing April 1, 2027, on buildings and improvements of Lone Star Park at Grand Prairie.	15,522	—
Bank term line of credit denominated in euros, bearing interest at EURIBOR plus 0.625% per annum (3.4% at December 31, 2002). The term line of credit is repayable in annual installments of $3.0 million (euros 2.9 million) due in July 2005. MEC has provided two first mortgages on real estate properties as collateral for this facility.	9,077	7,695
Promissory note bearing interest at 6.0% annum, payable in two equal installments, of which $6.625 million matured in April 2002, and the second installment matures in April 2003.	6,625	13,250
Term loan facility, bearing interest at 7.0% per annum until December 7, 2007, with a maturity date of December 1, 2017. On June 7, 2007 and June 7, 2012, the interest rate is reset to the market rate of a United States Treasury security of an equivalent term plus 2.6%. The term loan is repayable in quarterly principal and interest payments. The term loan is callable on December 31, 2006 or December 31, 2011. The loans are collateralized by deeds of trust on land, buildings and improvements and security interests in all other assets.	4,907	—
Unsecured promissory note bearing interest at 6.1% per annum, with a maturity date of September 14, 2005.	2,500	—
Non-interest bearing promissory note repaid in the year.	—	4,599
Other loans to various subsidiaries from various banks and city governments, including mortgage loans, equipment loans and a term loan, with interest rates ranging from 4.0% to 11.0%.	902	892

	$138,785	$86,286

    The Company is in compliance with all of its debt agreements and related financial covenants.

    The overall weighted average interest rate on long-term debt at December 31, 2002 was 5.8% (2001 — 5.9%; 2000 — 8.1%).

  (b)
  Future principal repayments on long-term debt at December 31, 2002 are as follows:

2003	$15,259
2004	56,072
2005	7,361
2006	20,052
2007	1,923
Thereafter	38,118

$138,785

  (c)
  Included with the above schedule of future principal repayments of long-term debt (see note 13(b)) is an obligation under a capital lease. Future minimum lease payments under the capital lease in effect at December 31, 2002 are as follows:

2003	$1,320
2004	1,320
2005	1,320
2006	1,320
2007	1,452
Thereafter	32,868

Total payments	39,600
Less: Capital lease minimum payments representing interest	24,078

Present value of lease payments	$15,522

  (d)
  At December 31, 2002, the Company has additional unused and available operating lines of credit totalling $20.0 million, which are collateralized by a guarantee, a pledge of stock of a subsidiary, and by assets of certain subsidiaries.

  (e)
  Interest expense and interest income include:

	2002	2001	2000
Interest cost, gross
External	$7,902	$7,079	$3,828
Intercompany to Magna	33,984	25,591	27,699

Interest cost, gross	41,886	32,670	31,527
Less: Interest capitalized	(2,726)	(1,657)	—

Interest expense	39,160	31,013	31,527
Interest income	(5,522)	(3,123)	(3,548)

Interest expense, net	$33,638	$27,890	$27,979

    Interest capitalized relates to real estate properties under development.

    Interest paid in cash for the year ended December 31, 2002 was $41.3 million (2001 — $33.1 million; 2000 — $30.8 million).

  (f)
  The Real Estate Business' continuing funding requirements were advanced by Magna. The advances bear interest at rates not exceeding the borrowing jurisdiction's bank prime rate and are recorded as part of Magna's net investment.

  (g)
  At December 31, 2002, the Company had commitments under operating leases requiring annual rental payments as follows:

2003	$3,859
2004	3,054
2005	2,192
2006	1,256
2007	438

$10,799

    For the year ended December 31, 2002, operating lease expense amounted to approximately $3.8 million (2001 — $3.6 million; 2000 — $3.0 million).

    MEC occupies land for the Remington Park racing facility under an operating lease that extends through 2013. The lease also contains options to renew for five 10-year periods after the initial term. Under the lease agreement, MEC made an initial payment of $4.0 million that is being amortized over the initial lease term. In addition to the initial payment, MEC is obligated to pay additional rent based on minimum annual rental payments of approximately $0.1 million and one-half of one percent of the wagers made at the racetrack in excess of $187 million during the racing season. The percentage rent was not applicable for the year ended December 31, 2002.

    The Bay Meadows lease expires on December 31, 2003, subject to a further one year extension at the landlord's option.

14.   CONVERTIBLE SUBORDINATED NOTES

  MEC's subordinated notes are presented in the combined balance sheets as follows:

	2002	2001
Note obligations	$67,392	$—

Minority interest	$4,565	$—

  On December 2, 2002, MEC issued $75.0 million of 7.25% convertible subordinated notes which mature on December 15, 2009. The unsecured notes are convertible at any time at the option of the holder into shares of Class A Subordinate Voting Stock of MEC at a conversion price of $8.50 per share. The conversion price may be adjusted under certain circumstances. The notes are redeemable in whole or in part, at MEC's option, on or after December 21, 2005, at the principal amount plus accrued and unpaid interest, provided that, in connection with any redemption occurring on or after December 21, 2005 and before December 15, 2007, the closing price of MEC's Class A Subordinate Voting Stock has exceeded 125% of the conversion price for at least 20 trading days in the 30 consecutive trading day period ending on the trading day prior to mailing of the notice of redemption. At December 31, 2002, all the notes remained outstanding.

  The value assigned to the holders' conversion option of these subordinated notes is included in MEC's equity. Accordingly, such amount is classified in minority interest in the Company's combined balance sheet as at December 31, 2002.

15.   BANK INDEBTEDNESS

  During the year, MEC entered into a credit agreement with respect to a senior, unsecured revolving credit facility for $100.0 million. The credit facility is available by way of U.S. dollar loans and letters of credit for general corporate purposes. The facility has been guaranteed by certain MEC subsidiaries, which own and operate Bay Meadows, Golden Gate Fields, Gulfstream Park, MEC Pennsylvania and The Maryland Jockey Club. As at December 31, 2002, MEC had borrowed $49.5 million and issued letters of credit totalling $20.0 million under the credit facility, such that $30.5 million was unused and available. Under the terms of the agreement, the amount available under the credit facility will be reduced to $50.0 million on April 30, 2003. The credit facility expires on October 10, 2003, unless extended with the consent of both parties.

  The loans under the facility bear interest at the U.S. Base rate or LIBOR plus a margin based on the ratio of debt to earnings before interest, taxes, depreciation and amortization. The weighted average interest rate on the loans outstanding under the credit facility as at December 31, 2002 was 4.0%.

16.   EMPLOYEE BENEFIT PLANS

  MEC's Santa Anita Park racetrack has a pension plan that consists of a non-contributory defined benefit retirement plan for year-round employees who are at least 21 years of age, have one or more years of service, and are not covered by collective bargaining agreements. Plan assets consist of a group of annuity contracts with a life insurance company. Plan benefits are based primarily on years of service and qualifying compensation during the final years of employment. Funding requirements comply with federal requirements that are imposed by law.

  Assumptions used in determining the funded status of the retirement income plan are as follows:

	December 31,
	2002	2001	2000
Weighted average discount rate	6.0%	6.3%	7.0%
Weighted average rate of increase in compensation levels	5.0%	5.0%	5.0%
Expected long-term rate of return	6.0%	7.5%	8.0%

  The net periodic pension cost of the Company includes the following components:

	December 31,
	2002	2001	2000
Components of net periodic pension costs:
Service cost	$489	$361	$196
Interest cost on projected benefit obligation	679	556	588
Actual loss (return) on plan assets	64	(262)	(922)
Net amortization and deferral	(587)	(331)	348

Net periodic pension cost	$645	$324	$210

  The following provides a reconciliation of benefit obligations, plan assets and funded status of the plan:

	December 31,
	2002	2001	2000
Benefit obligation:
Benefit obligation at beginning of year	$10,790	$9,198	$8,669
Service cost	489	361	196
Interest cost	679	556	588
Benefits paid	(543)	(582)	(537)
Actuarial losses	822	1,257	282

Benefit obligation at end of year	12,237	10,790	9,198

Plan assets:
Fair value of plan assets at beginning of year	9,298	9,142	8,287
Actual return (loss) on plan assets	(64)	262	922
Company contributions	371	476	470
Benefits paid	(543)	(582)	(537)

Fair value of plan assets at end of year	9,062	9,298	9,142

Funded status of plan (underfunded)	(3,175)	(1,492)	(56)
Unrecognized net loss (gain)	2,818	1,410	(178)

Net pension liability	$(357)	$(82)	$(234)

  The measurement date and related assumptions for the funded status of MEC's retirement income plan are as of the end of the year.

  MEC also participates in several multi-employer benefit plans on behalf of its employees who are union members. Company contributions to these plans were $3.9 million, $3.9 million and $3.8 million, respectively, for the years ended December 31, 2002, 2001 and 2000. The data available from administrators of the multi-employer pension plans is not sufficient to determine the accumulated benefit obligations, nor the net assets attributable to the multi-employer plans in which Company employees participate.

  MEC offers various 401(k) plans (the "Plans") to provide retirement benefits for employees. All employees who meet certain eligibility requirements are able to participate in the Plans. Discretionary matching contributions are determined each year by MEC. MEC contributed $0.4 million to the Plans in the year ended December 31, 2002 (2001 — $0.4 million; 2000 — $0.3 million).

17.   CURRENCY TRANSLATION ADJUSTMENT

  Unrealized currency translation adjustments, which arise on the translation to U.S. dollars of assets and liabilities of the Company's self-sustaining foreign operations, resulted in an unrealized currency translation gain of $21.1 million during the year ended December 31, 2002 (2001 — loss of $6.0 million; 2000 — loss of $3.5 million). The 2002 unrealized gain resulted primarily from the strengthening of the euro and British pound against the U.S. dollar. The 2001 and 2000 unrealized losses resulted primarily from the weakening of the euro, British pound and Canadian dollar against the U.S. dollar.

18.   FINANCIAL INSTRUMENTS

(a)
Fair Value

  The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below.

  Cash and cash equivalents, restricted cash, accounts receivable, bank indebtedness, accounts payable, income taxes receivable and accrued liabilities.

  Due to the short period to maturity of the instruments, the carrying values as presented in the combined balance sheets are reasonable estimates of fair value.

  Net investment in direct financing leases

  The estimated fair value of investments in direct financing leases as at December 31, 2002 has been determined by discounting the minimum lease payments and estimated residual value at current interest rates for leases with similar terms. The fair value is not materially different from the carrying value.

  Long-term debt

  The fair value of long-term debt and note obligations, based on current rates for debt with similar terms and maturities, is not materially different from the carrying value.

(b)
Credit Risk

  Financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, the net investment in direct financing leases and accounts receivable with Magna and its subsidiaries.

  Cash and cash equivalents which consist of short-term investments, including commercial paper, are only invested in governments and corporations with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in any one government or corporation.

  MEC, in the normal course of business, settles wagers for other racetracks and is thereby exposed to credit risk. However, these receivables are generally not a significant portion of the Company's total assets and are comprised of a large number of accounts.

(c)
Interest Rate Risk

  MEC utilizes, on occasion, interest rate swap contracts to hedge exposure to interest rate fluctuations on variable rate debt.

  During the year ended December 31, 2002, MEC entered into an interest rate swap contract with a major financial institution. Under terms of the contract, MEC receives a LIBOR based variable interest rate and pays a fixed rate of 6.0% on a notional amount of $55.7 million as at December 31, 2002, reduced by monthly amounts of $0.4 million until maturity. The maturity date of the contract is November 30, 2004.

  MEC has designated its interest rate swap contract as a cash flow hedge of anticipated interest payments under its variable rate debt agreement. The fair value of MEC's interest rate swap is a payable of approximately $2.2 million at December 31, 2002, using current interest rates.

  In addition, the Company is also exposed to fluctuations in the fair value of its net investment in direct financing leases arising from changes in market interest rates.

19.   TRANSACTIONS WITH RELATED PARTIES

(a)
Charges to Magna

  Substantially all rental revenue and income from direct financing leases relate to leases with Magna and its subsidiaries.

  During the year ended December 31, 2001, MEC entered into an access agreement with Magna for Magna's use of the golf course and the clubhouse meeting, dining and other facilities in Aurora, Ontario. The agreement, which expires on December 31, 2003, unless renewed by mutual agreement of the parties, stipulates an annual fee payable by Magna of $3.2 million (Cdn $5.0 million).

  Effective March 1, 1999, MEC began charging Magna an access fee for Magna's use of the golf course and related facilities in Oberwaltersdorf, Austria. The agreement, which expires on March 1, 2004, unless renewed by mutual agreement of the parties, stipulates a yearly fee payable by Magna of $2.6 million (euros 2.5 million).

  During the year ended December 31, 2002, $5.0 million (2001 — $4.9 million; 2000 — $2.3 million) has been recognized in revenue related to these fees.

  MEC has granted Magna a right of first refusal to purchase its two golf courses.

(b)
Sales of non-core real estate to Magna

  During the year ended December 31, 2002, MEC sold a non-core real estate property located in Europe to Magna, for total proceeds of $22.3 million, for use in its automotive business. The gain on the sale of the properties of approximately $13.0 million is reported as income under Canadian GAAP because Magna owns less than 80% of MEC and the exchange amounts are supported by independent evidence.

(c)
Charges from Magna

  During the year ended December 31, 2002, the Company incurred $34.0 million of interest charges (2001 — $25.6 million; 2000 — $27.7 million) from Magna (see note 13(e)).

  Pursuant to Magna's Corporate Constitution, 10% of the pre-tax profit before profit sharing of participating Magna divisions for any fiscal year is required to be allocated to an employee equity participation and profit sharing program (the "Magna EPSP"). Certain of the Company's employees participate in the Magna EPSP. The Company's portion of the costs associated with the Magna EPSP in 2002 was $0.1 million (2001 — $0.1 million; 2000 — $0.1 million).

(d)
Other

  Mr. F. Stronach and Ms. B. Stronach, Magna's Chairman of the Board, and President and Chief Executive Officer, respectively, and two other members of their family are trustees of the Stronach Trust. The Stronach Trust controls Magna through the right to direct the votes attaching to 66% of Magna's Class B Shares. In accordance with the proposed plan of distribution under the terms of the Spin-off Transactions, the Stronach Trust would continue to exercise control over each of Magna and MI Developments Inc.

  During the year ended December 31, 2000, a subsidiary of MEC purchased approximately 200 acres of land and improvements in Aurora, Ontario from a company associated with members of the family of Mr. Stronach and Ms. Stronach for a purchase price of approximately $11.0 million. In addition, during the year ended December 31, 2000, a subsidiary of the Company sold approximately 3 acres of land and improvements in Aurora, Ontario to the same company associated with members of the family of Mr. Stronach and Ms. Stronach for approximately $0.2 million.

  In connection with the Automotive Real Estate Reorganization, Magna transferred a 6% interest in Exterior Real Estate GmbH & Co. KG and Interior Real Estate GmbH & Co. KG (collectively the "German Partnerships") to the Company. The remaining 94% German Partnership interests were held by indirect subsidiaries of Magna. Magna had entered into agreements with these subsidiaries to acquire the German Partnerships on a deferred basis. The 94% interests in Exterior Real Estate GmbH & Co. KG and Interior Real Estate GmbH & Co. KG were acquired by the Company in February 2002 and November 2002, respectively. Prior to the settlement of these deferred acquisition agreements, the Magna subsidiaries did not participate in the risks and rewards of the German Partnerships. The Magna subsidiaries' only entitlement was to receive cash distributions from the German Partnerships equal to the partners' income tax obligations arising on their proportionate shares of the German Partnerships' income. All other income earned by the German Partnerships accrued to the benefit of the Company. For all periods prior to the settlement of the deferred acquisition agreements, the German Partnerships are consolidated in these combined financial statements, the obligation to settle the purchase price under the deferred acquisition agreements is included in Magna's net investment, and the distributions to the Magna subsidiaries to fund their tax obligations are included in income tax expense.

  A subsidiary of Magna has agreed to indemnify the Company in respect of environmental remediation costs and expenses relating to existing conditions at certain of the Company's Austrian real estate properties.

  Included in accounts payable are amounts due to Magna and its subsidiaries in the amount of $8.5 million (2001 — $15.6 million).

20.   CONTINGENCIES

  (a)
  MEC generates a substantial amount of its revenues from wagering activities and, therefore, it is subject to the risks inherent in the ownership and operation of a racetrack. These include, among others, the risks normally associated with changes in the general economic climate, trends in the gaming industry, including competition from other gaming institutions and state lottery commissions, and changes in tax laws and gaming laws.

  (b)
  In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

  (c)
  In connection with its acquisition of a controlling interest in The Maryland Jockey Club, Maryland Racing, Inc. ("MRI"), a wholly-owned subsidiary of MEC, has agreed with the Maryland Racing Commission to spend a minimum of $5.0 million by August 31, 2003, a further $5.0 million by December 31, 2003, and a further $5.0 million by June 30, 2004 on capital expenditures and renovations at Pimlico Race Course, Laurel Park, Bowie Training Center and related facilities and operations.

  (d)
  Completion of the acquisition of Flamboro Downs is subject to the receipt of regulatory approvals. The secured notes of $32.8 million, assumed by ORI on their acquisition of Flamboro Downs, have been guaranteed by MEC. In addition, the purchase and sale agreement stipulates that the purchase price may be increased by a maximum of $3.5 million (Cdn. $5.5 million), plus accrued interest, in the event Flamboro Downs' agreement with the OLGC, with respect to the slot facility, is extended.

  (e)
  Although MEC is considering a major redevelopment of its Gulfstream Park racetrack in Florida (the "Gulfstream Park Redevelopment"), it has currently deferred a decision on the project. Should it proceed as currently contemplated, the Gulfstream Park Redevelopment would include a simulcast pavilion, a sports and entertainment arena and a new turf club and grandstand. In addition, there would be significant modifications and enhancements to the racetracks and stable areas. If completed, the Gulfstream Park Redevelopment would require the demolition of a substantial portion of the current buildings and related structures, which include the grandstand and turf club. The aggregate carrying value at December 31, 2002 of the assets that would be demolished if the Gulfstream Park Redevelopment is completed is approximately $22.2 million. If MEC decides to proceed with the Gulfstream Park Redevelopment and obtains the approval of its Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down would be necessary.

21.   STOCK BASED COMPENSATION

  (a)
  MEC has a Long-term Incentive Plan (the "Plan") (adopted in 2000) which allows for the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, bonus stock and performance shares to directors, officers, employees, consultants, independent contractors and agents. A maximum of 7.8 million shares of MEC Class A Subordinate Voting

    Stock are available to be issued under the Plan, of which 6.5 million are available for issuance pursuant to stock options and tandem stock appreciation rights and 1.4 million are available for issuance pursuant to any other type of award under the Plan.

    MEC grants stock options to certain directors, officers, key employees and consultants to purchase shares of MEC's Class A Subordinate Voting Stock. All such stock options give the grantee the right to purchase Class A Subordinate Voting Stock of MEC at a price no less than the fair market value of such stock at the date of grant. Generally, stock options under the Plan vest over a period of two to six years from the date of grant at rates of 1/7th to 1/3rd per year and expire on or before the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MEC with each recipient of options.

  (b)
  The Company does not recognize compensation expense for MEC's outstanding fixed price stock options. CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("CICA 3870") requires that all stock-based awards granted to non-employees must be accounted for at fair value and encourages, but does not require, the use of the fair value method for all stock-based compensation paid to employees. Specifically, the fair value method does not have to be applied to option plans where the only choice is for the employee to pay the exercise price and obtain stock. The Company accounts for MEC's employee stock options using the intrinsic value method. Under CICA 3870, the Company is required to disclose compensation expense for fixed price stock options issued, assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date.

    The fair value of MEC's stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2002	2001	2000
Risk free interest rates	3.0%	4.5%	5% to 5.5%
Dividend yields	0.77%	0%	0%
Volatility factors of expected market price of MEC's Class A Subordinate Voting Stock	0.549	0.542	0.001
Weighted average expected life (years)	4.07	4.28	4.14

    The Black-Scholes option valuation model used by MEC to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because MEC's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

    For purposes of pro forma disclosures, the Company's net income for the years ended December 31 would have been as follows:

	December 31,
	2002	2001	2000
Net income, as reported	$10,550	$33,208	$17,113
Pro-forma stock compensation expenses determined under the fair value method, net of tax	(1,882)	(2,130)	(166)

Pro-forma net income	$8,668	$31,078	$16,947

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period.

22.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

  The Company's accounting policies as reflected in these combined financial statements do not materially differ from U.S. GAAP except for:

  (a)
  Financial instruments

    The Company's subordinated notes are recorded in part as debt and in part as minority interest. Under U.S. GAAP, the subordinated notes would be recorded entirely as debt.

  (b)
  MEC sale of real estate to Magna

    Under Canadian GAAP, a sale of real estate to a related party that owns less than 80% of the vendor's share capital, and where the exchange amount is supported by independent evidence, is considered an income item rather than a contribution to Magna's net investment as required under U.S. GAAP.

  (c)
  Derivative instruments

    As described in note 18(c), MEC utilizes, on occasion, interest rate swap contracts to hedge exposure to interest rate fluctuations on variable rate debt. Under both Canadian and U.S. GAAP, these swap contracts are accounted for using hedge accounting and the net swap settlements are recognized in the same period as, and as part of, the hedged transaction.

    For U.S. GAAP purposes, Financial Accounting Standards Board Statement No. 133 ("FAS 133"), "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize all their derivative instruments at fair value. Gains or losses related to changes in fair value of derivative instruments designated as cash flow hedges are recorded in accumulated comprehensive income if certain hedge criteria are met, and recognized in the statement of income along with the related results of the hedged item. FAS 133 requires that the Company formally document, designate and assess the effectiveness of such transactions in order to qualify for such hedge accounting treatment.

  (d)
  The following table presents net income following U.S. GAAP:

	December 31,
	2002	2001	2000
Net income under Canadian GAAP	$10,550	$33,208	$17,113
Adjustments (net of related tax effects):
Reduced interest expense on subordinated notes (a)	24	—	—
Net gain on sale of real estate to Magna (b)	(5,253)	—	—

Net income under U.S. GAAP	5,321	33,208	17,113
Other comprehensive income:
Foreign currency translation adjustment	21,130	(5,964)	(3,453)
Interest rate swaps (c)	(771)	—	—

Comprehensive income under U.S. GAAP	$25,680	$27,244	$13,660

  (e)
  The following table indicates the significant items in the combined balance sheets that would have been affected had the combined financial statements been prepared under U.S. GAAP:

	December 31, 2002
	Canadian GAAP	Financial instruments	Derivatives	Sale of real estate to Magna	U.S. GAAP
Other assets, net	$332,472	$(2,767)	$—	$—	$329,705
Note obligations	$67,392	$(67,392)	$—	$—	$—
Subordinated notes	$—	$72,233	$—	$—	$72,233
Other accrued liabilities	$12,963	$(66)	$2,177	$—	$15,074
Future tax liabilities, net	$167,792	$(3,017)	$(871)	$—	$163,904
Minority interest	$299,712	$(4,549)	$(535)	$(3,650)	$290,978
Magna's net investment	$1,432,225	$24	$(771)	$3,650	$1,435,128

    There were no differences between Canadian and U.S. GAAP that impacted the combined balance sheet as at December 31, 2001.

  (f)
  Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

  Canadian GAAP standards:

  In December 2002, the CICA amended Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations" ("CICA 3475"). CICA 3475 provides guidance on differentiating between assets held for sale and held for disposal other than by sale and on the presentation of discontinued operations. CICA 3475 applies to disposal activities initiated on or after May 1, 2003.

  In December 2002, the CICA approved proposed amendments to Accounting Guideline, AcG-13, "Hedging Relationships" ("AcG-13"). The proposed amendments clarify certain of the requirements in AcG-13 and provide additional application guidance. The proposed amendments will be finalized in the first half of 2003 and will be applicable when AcG-13 becomes effective for fiscal years beginning on or after July 1, 2003.

  Although the Company is currently reviewing CICA 3475 and AcG-13, the impact, if any, of these pronouncements on its combined financial statements has not been determined.

  United States GAAP standards:

  During 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"). FAS 143 requires that legal obligations arising from the retirement of tangible long-lived assets, including obligations identified by a company upon acquisition and construction and during the operating life of a long-lived asset, be recorded and amortized over the asset's useful life using a systematic and rational allocation method. FAS 143 is effective for fiscal years beginning after June 15, 2002.

  During 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). FAS 146 requires that costs associated with an exit or disposal activity be recognized and measured at fair value in the period in which the liability is incurred. FAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

  In 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires certain guarantees to be recorded at fair value; previously a liability was only recorded when a loss under a guarantee was probable and reasonably estimable. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

  Although the Company is currently reviewing FAS 143 and FAS 146 and the recognition and measurement requirements of FIN 45, the impact, if any, of these pronouncements on its combined financial statements has not been determined.

  In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that a variable interest entity be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and apply to existing variable interest entities in the first fiscal year or interim period beginning after June 15, 2003.

  The Company's preliminary evaluation is that FIN 46 will not have an immediate impact on its combined financial statements although the Company is continuing its review of the implications of FIN 46.

23.   SUBSEQUENT EVENTS

  (a)
  On January 31, 2003, the Company purchased a property from Tesma International Inc. ("Tesma"), a public subsidiary of Magna, for cash consideration of $24.4 million and leased it back to Tesma under an operating lease.

  (b)
  Effective with the closing of Spin-off Transactions, the Company intends to enter into an arrangement with Magna for a period of up to one year to provide the Company with management and administrative services specifically agreed to by the parties, including administrative, environmental, tax, internal audit, insurance, treasury, information systems and employee relations services, for a fee equal to Magna's cost of providing the services.

  (c)
  Effective January 1, 2003, the Company amended certain leases with Magna to reduce the remaining lease terms and minimum lease payments, and replace scheduled rent increases with periodic rent increases based on a local price index. As a result of these amendments, all of the direct financing leases will be reclassified as operating leases. After giving effect to these lease amendments, the future minimum rentals on operating leases will be as follows:

2003	$100,904
2004	102,238
2005	101,997
2006	100,399
2007	99,876
Thereafter	805,581

$1,310,995

  (d)
  On April 16, 2003, MEC received the necessary regulatory approvals for the acquisition of Flamboro Downs and, accordingly, the shares of ORI were transferred to the Company (see note 7(a)).

  (e)
  In June 2003, MEC issued $150.0 million of 8.55% convertible subordinated notes which mature on June 15, 2010. The unsecured notes are convertible at any time at the option of the holder into shares of Class A Subordinate Voting Stock of MEC at a conversion price of $7.05 per share, subject to customary antidilution adjustments. The notes are redeemable in whole or in part, at MEC's option, on or after June 2, 2006, at the principal amount plus accrued and unpaid interest, provided that, in connection with any redemption occurring on or after June 2, 2006 and before June 2, 2008, the closing price of MEC's Class A Subordinate Voting Stock has exceeded 125% of the conversion price for at least 20 trading days in the 30 consecutive trading day period ending on the trading day prior to mailing of the notice of redemption.

Summary Consolidated Financial Information

Magna International Inc.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION OF MAGNA INTERNATIONAL INC.

        The following summary consolidated financial information is derived from the consolidated financial statements of Magna International Inc. ("Magna") as at March 31, 2003 and December 31, 2002, for the three-month periods ended March 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2002.

        The summary consolidated financial information has been included to provide supplementary information concerning Magna because Magna and its consolidated subsidiaries lease substantially all the income producing properties of MID's real estate business. However, only a small percentage of MID's leases are with or are guaranteed by Magna itself. See "Our Real Estate Business — Description of Our Income-Producing Property Portfolio — Tenant Mix".

        The summary consolidated financial information does not include all the disclosures required under generally accepted accounting principles and should be read in conjunction with the 2002 annual consolidated financial statements, including the related notes thereto, included in Magna's 2002 Annual Report to Shareholders and Exhibit 19 in Magna's Report on Form 6-K filed with the SEC on April 2, 2003, the unaudited interim consolidated financial statements for the three-month periods ended March 31, 2003 and 2002 included in Magna's First Quarter Report — 2003 and in Magna's Report on Form 6-K filed with the SEC on May 27, 2003.

        The summary consolidated financial information has been prepared in accordance with Canadian generally accepted accounting principles which are also in conformity, in all material respects, with United States generally accepted accounting principles ("U.S. GAAP"), except as described under Summary United States Generally Accepted Accounting Principles below and as more fully described in note 28 to Magna's 2002 annual consolidated financial statements, and the United States GAAP disclosures for the three-month periods ended March 31, 2003 and 2002 included in Magna's Report on Form 6-K filed with the SEC on June 23, 2003.

MAGNA INTERNATIONAL INC.

SUMMARY CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in millions, except per share figures)

	For the three months ended March 31,		Years ended December 31,
	2003	2002	2002	2001	2000
Sales
Automotive	$3,496	$2,872	$12,422	$10,507	$10,099
Magna Entertainment Corp.	270	249	549	519	414

	3,766	3,121	12,971	11,026	10,513

Automotive costs and expenses
Cost of goods sold	2,887	2,362	10,273	8,588	8,264
Depreciation and amortization	118	99	422	399	372
Selling, general and administrative	235	180	780	687	658
Interest expense (income), net	(3)	1	(13)	2	13
Equity income	(4)	(4)	(23)	(16)	(14)
Impairment charges	—	—	36	—	—
Magna Entertainment Corp. costs and expenses	248	217	554	496	412
Magna Entertainment Corp. impairment charges	—	—	18	—	—

Operating income — automotive	263	234	947	847	806
Operating income (loss) — Magna Entertainment Corp.	22	32	(23)	23	2

Operating income	285	266	924	870	808
Other income	—	—	4	46	161

Income before income taxes and minority interest	285	266	928	916	969
Income taxes	99	92	317	289	347
Minority interest	24	21	57	48	26

Net income for the period	$162	$153	$554	$579	$596

Earnings per Class A Subordinate Voting or Class B Share
Basic	$1.65	$1.73	$5.83	$6.55	$7.02
Diluted	$1.65	$1.65	$5.82	$6.20	$6.44

Cash dividends paid per Class A Subordinate Voting or Class B Share	$0.34	$0.34	$1.36	$1.36	$1.24

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in millions):
Basic	95.6	83.4	88.7	80.1	78.5
Diluted	95.8	90.6	92.0	91.4	91.5

MAGNA INTERNATIONAL INC.

SUMMARY CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(U.S. dollars in millions)

	For the three months ended March 31,		Years ended December 31,
	2003	2002	2002	2001	2000
Retained earnings, beginning of period	$2,570	$2,217	$2,217	$1,787	$1,446
Net income for the period	162	153	554	579	596
Financing charges on Preferred Securities and other paid-in capital	(4)	(9)	(26)	(44)	(45)
Dividends on Class A Subordinate Voting and Class B Shares	(32)	(29)	(121)	(109)	(209)
Foreign exchange loss on the redemption of the Convertible Subordinated Debentures	—	—	(11)	(10)	—
Adjustment for change in accounting policy related to goodwill	—	(42)	(42)	—	—
Repurchase of Class A Subordinate Voting Shares	—	—	(1)	—	—
Distribution on transfer of business to subsidiary	—	—	—	14	—
Surrender of subsidiary stock options	—	—	—	—	(1)

Retained earnings, end of period	$2,696	$2,290	$2,570	$2,217	$1,787

MAGNA INTERNATIONAL INC.

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

	For the three months ended March 31,		Years ended December 31,
	2003	2002	2002	2001	2000
OPERATING ACTIVITIES
Net income for the year	$162	$153	$554	$579	$596
Items not involving current cash flows	168	137	590	444	395

	330	290	1,144	1,023	991
Changes in non-cash working capital	55	80	248	(10)	(336)
Increase in deferred revenue	—	—	68	16	—

Cash provided from operating activities	385	370	1,460	1,029	655

INVESTMENT ACTIVITIES
Automotive fixed asset additions	(115)	(109)	(791)	(486)	(599)
Magna Entertainment Corp. fixed asset additions	(13)	(14)	(107)	(39)	(54)
Purchase of subsidiaries	—	(1)	(135)	(40)	(68)
Increase in investments	—	—	(1)	(3)	(7)
Increase in other assets	(34)	(13)	(184)	(43)	(21)
Proceeds from disposition of investments and other	6	10	39	97	346

Cash used for investment activities	(156)	(127)	(1,179)	(514)	(403)

FINANCING ACTIVITIES
Net repayments of debt	(7)	(53)	(94)	(43)	(80)
Issues of subordinated debentures by subsidiaries	66	—	72	—	—
Repayments of debentures' interest obligation	(1)	(10)	(13)	(33)	(33)
Preferred Securities distributions	(6)	(7)	(24)	(28)	(26)
Redemption of 5% Convertible Subordinated Debentures	—	—	—	(121)	—
Redemption of Subordinated Debentures by subsidiary	—	—	—	(90)	—
Issues of Class A Subordinate Voting Shares	2	16	19	27	—
Repurchase of Class A Subordinate Voting Shares	—	—	(2)	—	—
Issues of shares by subsidiaries	—	1	208	184	4
Surrender of subsidiary stock options	—	—	—	—	(2)
Dividends paid to minority interests	(3)	(3)	(14)	(9)	(6)
Dividends	(32)	(29)	(119)	(109)	(97)

Cash provided from (used for) financing activities	19	(85)	33	(222)	(240)

Effect of exchange rate changes on cash and cash equivalents	33	(1)	23	(23)	(24)

Net increase (decrease) in cash and cash equivalents during the period	281	157	337	270	(12)
Cash and cash equivalents, beginning of period	1,227	890	890	620	632

Cash and cash equivalents, end of period	$1,508	$1,047	$1,227	$890	$620

MAGNA INTERNATIONAL INC.

SUMMARY CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

		As at December 31,
	As at March 31, 2003
		2002	2001
ASSETS
Current assets
Cash and cash equivalents	$1,508	$1,227	$890
Accounts receivable	2,275	2,140	1,752
Inventories	1,001	918	842
Prepaid expenses and other	93	84	74

	4,887	4,369	3,558

Investments	121	114	88
Fixed assets, net	4,530	4,415	3,595
Goodwill, net	476	467	259
Future tax assets	180	176	114
Other assets	622	601	287

	$10,806	$10,142	$7,901

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Bank indebtedness	$274	$272	$308
Accounts payable	2,243	2,040	1,435
Accrued salaries and wages	356	312	228
Other accrued liabilities	221	199	158
Income taxes payable	42	62	62
Long-term debt due within one year	51	51	54

	3,187	2,936	2,245

Deferred revenue	95	92	16
Long-term debt	380	366	244
Debentures' interest obligation	108	106	114
Other long-term liabilities	190	186	85
Future tax liabilities	336	325	274
Minority interest	817	710	441

	5,113	4,721	3,419

Shareholders' equity
Capital stock
Class A Subordinate Voting Shares
(issued: March 31, 2003 — 94,520,386; December 31, 2002 — 94,477,224; December 31, 2001 — 82,244,518)	2,489	2,487	1,682
Class B Shares
(convertible into Class A Subordinate Voting Shares)
(issued: March 31, 2003 — 1,096,509; December 31, 2002 — 1,096,509; December 31, 2001 — 1,097,009)	1	1	1
Preferred Securities	277	277	277
Other paid-in capital	65	64	463
Retained earnings	2,696	2,570	2,217
Currency translation adjustment	165	22	(158)

	5,693	5,421	4,482

	$10,806	$10,142	$7,901

MAGNA INTERNATIONAL INC.

SUMMARY UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(U.S. dollars in millions, except per share figures)

  Magna's accounting policies as reflected in this summary consolidated financial information does not materially differ from U.S. GAAP except for:

  (a)
  The following table presents net income and earnings per share information following U.S. GAAP:

	Three months ended March 31,		Years ended December 31,
	2003	2002	2002	2001	2000
Net income under Canadian GAAP	$162	$153	$554	$579	$596
Adjustments (net of related tax effects):
Additional interest expense and foreign exchange gains (losses) on subordinated debentures and Preferred Securities	(4)	(6)	(10)	(57)	(47)
In-house tooling and engineering	(1)	(1)	(2)	(9)	(3)
Derivative instruments	—	6	6	(26)	—
Compensation expense	11	(6)	4	(13)	(1)
Translation loss realized on the reduction of the net investment in a foreign subsidiary	(1)	—	(5)	(1)	—

Net income under U.S. GAAP before cumulative catch-up adjustments	167	146	547	473	545
Cumulative adjustment for change in accounting policy related to goodwill	—	(42)	(42)	—	—
Cumulative adjustments for change in accounting for design and development costs and in-house tooling and engineering	—	—	—	—	(69)

Net income under U.S. GAAP	167	104	505	473	476
Other comprehensive income (loss):
Foreign currency translation adjustment	145	2	147	(93)	(109)
Cumulative adjustment at January 1, 2001 for the change in derivative instrument accounting	—	—	—	(9)	—
Derivative instruments realized in other comprehensive income	12	(5)	12	—	—
Derivative instruments realized in net income	—	—	3	5	—

Comprehensive income under U.S. GAAP	$324	$101	$667	$376	$367

Earnings per Class A Subordinate Voting or Class B Share under U.S. GAAP:
Basic
Before cumulative catch-up adjustments	$1.75	$1.75	$6.17	$5.91	$6.94
Cumulative catch-up adjustments	—	(0.50)	(0.48)	—	(0.88)

After cumulative catch-up adjustments	$1.75	$1.25	$5.69	$5.91	$6.06

Diluted
Before cumulative catch-up adjustments	$1.75	$1.64	$5.88	$5.67	$6.39
Cumulative catch-up adjustments	—	(0.46)	(0.46)	—	(0.75)

After cumulative catch-up adjustments	$1.75	$1.18	$5.42	$5.67	$5.64

  (b)
  The following tables indicate the significant items in the summary consolidated balance sheets that would have been affected had the summary consolidated financial information been prepared under U.S. GAAP:

	March 31, 2003
	Canadian GAAP	Financial instruments	In-house tooling and engineering	Derivative instruments	Other	U.S. GAAP
Other assets	$622	$4	$—	$3	$—	$629
Other accrued liabilities	$221	$—	$46	$(3)	$(3)	$261
Future tax liabilities, net	$156	$4	$(16)	$3	$—	$147
Subordinated debentures	$—	$247	$—	$—	$—	$247
Debentures' interest obligation	$108	$(108)	$—	$—	$—	$—
Preferred Securities	$—	$282	$—	$—	$—	$282
Minority Interest	$817	$(71)	$—	$—	$—	$746
Shareholders' equity:
Capital stock	$2,490	$5	$—	$—	$140	$2,635
Preferred Securities	277	(277)	—	—	—	—
Other paid-in capital	65	(65)	—	—	—	—
Retained earnings	2,696	30	(29)	(20)	125	2,802
Accumulated other comprehensive loss	165	(43)	(1)	23	(262)	(118)

Shareholders' equity	$5,693	$(350)	$(30)	$3	$3	$5,319

	December 31, 2002
	Canadian GAAP	Financial instruments	In-house tooling and engineering	Derivative instruments	Other		U.S. GAAP
Other assets	$601	$4	$—	$3		$—	$608
Other accrued liabilities	$199	$—	$45	$16		$8	$268
Future tax liabilities, net	$149	$2	$(16)	$(4)	$		$131
Subordinated debentures	$—	$176	$—	$—		$—	$176
Debentures' interest obligation	$106	$(106)	$—	$—		$—	$—
Preferred Securities	$—	$275	$—	$—		$—	$275
Minority Interest	$710	$(5)	$—	$—		$—	$705
Shareholders' equity:
Capital stock	$2,488	$5	$—	$—		$140	$2,633
Preferred Securities	277	(277)	—	—		—	—
Other paid-in capital	64	(64)	—	—		—	—
Retained earnings	2,570	30	(28)	(20)		115	2,667
Accumulated other comprehensive loss	22	(32)	(1)	9		(273)	(275)

Shareholders' equity	$5,421	$(338)	$(29)	$(11)		$(18)	$5,025

	December 31, 2001
	Canadian GAAP	Financial instruments	In-house tooling and engineering	Derivative instruments	Other	U.S. GAAP
Other assets	$287	$12	$—	$—	$—	$299
Other accrued liabilities	$158	$7	$42	$46	$1	$254
Future tax liabilities, net	$160	$(15)	$(15)	$(16)	$—	$114
Subordinated debentures	$—	$568	$—	$—	$—	$568
Debentures' interest obligation	$114	$(114)	$—	$—	$—	$—
Preferred Securities	$—	$282	$—	$—	$—	$282
Shareholders' equity:
Capital stock	$1,683	$11	$—	$—	$152	$1,846
Preferred Securities	277	(277)	—	—	—	—
Other paid-in capital	463	(463)	—	—	—	—
Retained earnings	2,217	3	(26)	(26)	115	2,283
Accumulated other comprehensive loss	(158)	10	(1)	(4)	(268)	(421)

Shareholders' equity	$4,482	$(716)	$(27)	$(30)	$(1)	$3,708

CERTIFICATE OF THE COMPANY AND OF THE PROMOTER

Dated July 8, 2003

        The foregoing constitutes full, true and plain disclosure of all material facts as required by Part 9 of the Securities Act (British Columbia), Part 8 of the Securities Act (Alberta), Part XI of The Securities Act, 1988 (Saskatchewan), Part VII of The Securities Act (Manitoba), Part XV of the Securities Act (Ontario), Section 64 of the Securities Act (Nova Scotia), Section 13 of the Securities Frauds Prevention Act (New Brunswick), Part XIV of The Securities Act (Newfoundland), Part II of the Securities Act (Prince Edward Island), Part 3 of the Securities Act (Yukon Territory), by the Securities Act (Nunavut) and the Securities Act (Northwest Territories) and the respective regulations under those acts. This prospectus does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed within the meaning of the Securities Act (Quebec) and the regulations thereunder.

/s/ WILLIAM J. BIGGAR William J. Biggar President and Chief Executive Officer	/s/ JOHN D. SIMONETTI John D. Simonetti Vice-President, Finance and Chief Financial Officer
On behalf of the Board of Directors
/s/ J. BRIAN COLBURN J. Brian Colburn	/s/ VINCENT J. GALIFI Vincent J. Galifi
Promoter
Magna International Inc.
/s/ BELINDA STRONACH Belinda Stronach President and Chief Executive Officer	/s/ VINCENT J. GALIFI Vincent J. Galifi Executive Vice-President and Chief Financial Officer

C-1

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TABLE OF CONTENTS
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES
CURRENCY AND EXCHANGE RATE INFORMATION
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
SUMMARY
Net Book Value by Property Type and Geographic Region (as at March 31, 2003)
Income-Producing Property Portfolio Total Leaseable Area and Number of Properties
Annual Development and Acquisition Expenditures
Income-Producing Property Portfolio Lease Expiry Schedule
Income-Producing Property Portfolio Breakdown of Annualized Lease Payments by Country
Income-Producing Property Portfolio Breakdown of Annualized Lease Payments by Magna Operating Group
RISK FACTORS
OUR COMPANY
OUR REAL ESTATE BUSINESS STRATEGY
OUR REAL ESTATE BUSINESS
Real Estate Assets by Geographic Region (Net Book Value as at March 31, 2003)
Income-Producing Property Portfolio Total Leaseable Area and Number of Properties
Annual Development and Acquisition Expenditures
Income-Producing Property Portfolio Lease Expiry Schedule
Income-Producing Property Portfolio Breakdown of Annualized Lease Payments by Country
Income-Producing Property Portfolio Breakdown of Annualized Lease Payments by Magna Operating Group
Income-Producing Property Portfolio Summary — Cdn. Dollar Lease Payments
Income-Producing Property Portfolio — U.S. Dollar Lease Payments
Income-Producing Property Portfolio Summary — Euro Lease Payments
Income-Producing Property Portfolio Summary — Pound Sterling and Other Lease Payments
OUR INVESTMENT IN MAGNA ENTERTAINMENT CORP.
THE SPIN-OFF TRANSACTIONS
MID Prior to Spin-Off Transactions(1)
MID Immediately Following Spin-Off Transactions(1)
CORPORATE STRUCTURE
CONSOLIDATED CAPITALIZATION
SELECTED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF ANNUAL RESULTS OF OPERATIONS AND FINANCIAL CONDITION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FIRST QUARTER RESULTS OF OPERATIONS AND FINANCIAL CONDITION
MANAGEMENT
PRINCIPAL SHAREHOLDERS
DESCRIPTION OF MAGNA
AFFILIATE RELATIONSHIPS AND TRANSACTIONS
MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
LEGAL PROCEEDINGS
DIVIDEND POLICY AND TRADING HISTORY
DESCRIPTION OF OUR SHARE CAPITAL
LEGAL MATTERS
EXPERTS
TRANSFER AGENT AND REGISTRAR
PROMOTER
MATERIAL CONTRACTS
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION
ADDITIONAL INFORMATION
FINANCIAL STATEMENTS
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF MI DEVELOPMENTS INC. (Unaudited)
COMPILATION REPORT
COMMENTS FOR UNITED STATES READERS ON DIFFERENCE BETWEEN CANADIAN AND UNITED STATES REPORTING STANDARDS
MI DEVELOPMENTS INC. PRO FORMA CONSOLIDATED STATEMENT OF INCOME (U.S. dollars in thousands, except per share figure) (Unaudited — See Compilation Report)
MI DEVELOPMENTS INC. PRO FORMA CONSOLIDATED STATEMENT OF INCOME (U.S. dollars in thousands, except per share figure) (Unaudited — See Compilation Report)
MI DEVELOPMENTS INC. PRO FORMA CONSOLIDATED STATEMENT OF INCOME (U.S. dollars in thousands, except per share figure) (Unaudited — See Compilation Report)
MI DEVELOPMENTS INC. PRO FORMA CONSOLIDATED BALANCE SHEET (U.S. dollars in thousands) (Unaudited — See Compilation Report)
COMBINED STATEMENTS OF INCOME
COMBINED STATEMENTS OF CHANGES IN MAGNA'S NET INVESTMENT
COMBINED STATEMENTS OF CASH FLOWS
COMBINED BALANCE SHEETS
NOTES TO COMBINED FINANCIAL STATEMENTS
REPORT OF THE INDEPENDENT AUDITORS
COMBINED STATEMENTS OF INCOME
COMBINED STATEMENTS OF CHANGE IN MAGNA'S NET INVESTMENT
COMBINED STATEMENTS OF CASH FLOWS
COMBINED BALANCE SHEETS
SUMMARY CONSOLIDATED FINANCIAL INFORMATION OF MAGNA INTERNATIONAL INC.
MAGNA INTERNATIONAL INC. SUMMARY CONSOLIDATED STATEMENTS OF INCOME (U.S. dollars in millions, except per share figures)
MAGNA INTERNATIONAL INC. SUMMARY CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (U.S. dollars in millions)
MAGNA INTERNATIONAL INC. SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS (U.S. dollars in millions)
MAGNA INTERNATIONAL INC. SUMMARY CONSOLIDATED BALANCE SHEETS (U.S. dollars in millions)
MAGNA INTERNATIONAL INC. SUMMARY UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. dollars in millions, except per share figures)
CERTIFICATE OF THE COMPANY AND OF THE PROMOTER